KITE
REALTY GROUP

KRG
LISTED
NYSE

CORPORATE PROFILE

Kite Realty Group Trust is a full-service, vertically integrated real estate investment trust ("REIT"). We are focused primarily on the operation, development, construction, acquisition and ownership of high-quality neighborhood and community shopping centers in selected growth markets in the United States.

As of December 31, 2007, we owned interests in a 8 million square foot portfolio of 55 operating properties in nine states, including 50 operating retail properties totaling 7.4 million square feet. In addition, we had nine projects encompassing approximately 1.0 million total square feet in our current development pipeline.

We went public on August 11, 2004. Our common stock is listed on the New York Stock Exchange under the symbol KRG. The dividend was increased beginning with the 2007 third quarter to 20.5 cents per share from 19.5 cents per share. The current annual dividend rate is 82 cents per share, which represented a 5.4% dividend yield on the year-end stock price.

By the Numbers
(since going public in 2004)

Number of operating properties
+ 83%

Total Square Footage of Operating Portfolio
+ 72%

Revenue[1]
+ 193%

Dividend Increase
+ 9.3%

[1] *As compared to calendar year 2004, which includes KRG and predecessor Company*



Growth since the KRG IPO in 2004
OPERATING PROPERTY PORTFOLIO
29 properties
4.6 million
total square feet
95% leased
2004
55 properties
8.0 million
total square feet
95% leased
2007



ABOUT THE COVER

Plaza Volente, located in Austin, Texas, is a 156,333 square foot community center anchored by HEB Grocery.

FINANCIAL HIGHLIGHTS

($ in millions, except per share and number of properties)

Years ended December 31,	2007	2006	2005	Percent Change 2007 vs. 2006
FINANCIAL DATA:				
Revenue	$ 138.8	$ 131.2	$ 98.7	+ 5.8
Funds from operations (FFO) of the Kite portfolio*	$ 47.2	$ 43.3	$ 34.0	+ 9.0
Per diluted share	$ 1.26	$ 1.16	$ 1.13	+ 8.6
Net income	$ 13.5	$ 10.2	$ 13.4	+ 32.4
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)	$ 73.3	$ 65.1	$ 51.8	+ 12.6
PROPERTY DATA:				
Properties in operating portfolio	55	54	45	+ 1.9
Total square feet (in million square feet)	8.0	8.1	6.7	– 1.2
Percent of owned portion under lease	94.6	93.2	95.5	+ 1.4
Projects in all development pipelines	17	15	14	
Estimated total gross leasable area (in million square feet)	4.9	2.9	1.8	
Estimated total development pipeline cost (KRG share)	$ 345.4	$ 283.9	$ 149.8	
DIVIDEND DATA:				
Cash dividend paid per share	$ 0.800	$ 0.765	$ 0.750	+ 4.6

FFO PER DILUTED SHARE*


$1.13
$1.16
$1.26
2005
2006
2007

TOTAL REVENUE
(in millions)


$98.7
$131.2
$138.8
2005
2006
2007

CASH DIVIDEND PAID PER SHARE


$0.75
$0.765
$0.80
2005
2006
2007

* FFO is a non-GAAP financial measure commonly used in the real estate industry that we believe provides useful information to investors. Please refer to Management's Discussion & Analysis of Financial Condition and Results of Operations for a definition of FFO, and to page 60 for a reconciliation of net income to FFO.



Alvin E. Kite, Chairman, (left) and
John A. Kite, Chief Executive Officer

The majority of our properties are new and in prime markets. Rental income is secured by leases that will remain in effect for an average of eight more years.

Report to Fellow Shareholders

Despite the humble stock performance for us and all REITs in 2007, we just completed our best year ever from both a financial and business perspective.

On the financial side, revenues were up 5.8% to $138.8 million. Funds from operations rose to $1.26 per diluted share from $1.16 per diluted share in 2006. **This 8.6% FFO per share gain was 32% better than the average improvement achieved by our peer group of 10 retail REITs during the same 12-month period.** In addition, net income advanced 31% to $0.46 per diluted share last year compared with $0.35 per diluted share the year before. Fourth quarter 2007 net income was particularly strong, advancing 41% to $5.2 million compared with $3.7 million recorded in the same quarter a year ago.

In recognition of our steadily improving performance, we increased our cash dividend 5.1% beginning in the third quarter of 2007. The annual rate is now $0.82 per share, which provided a dividend yield of 6.3% based on the closing stock price as of the date of this letter to our shareholders.

OUTLOOK – 2008

While it's comforting to talk about the successes we had last year, they are in the past. Instead, we know our shareholders are more interested in our prospects going forward, particularly in the current economic environment.

We believe our prospects are solid for 2008. Our operating portfolio is carefully structured and includes many operating safeguards that are designed to enable the portfolio to perform in a variety of economic scenarios.

First, our portfolio is nearly 95% leased. Second, unlike many companies whose revenue stream starts from zero each year, we begin each year with a built-in revenue stream. This is because we generate most of our revenue from long-term leases with a remaining average term of approximately eight years. In fact, it will be at least two years before we experience a meaningful number of lease expirations. Our retail portfolio is also well positioned with an average age of only seven and a half years, and half of our properties are less than five years old.

This combination of newer properties and minimal near-term lease expirations significantly reduces our need for major capital expenditures on renovations and maintenance.

In addition, much of our operating portfolio is concentrated in dominant locations where, within a 5-mile radius, the average annual household income is $80,000, substantially higher than the national average, and the population density is approximately 125,000. Moreover, we continue to build the core of our portfolio in affluent areas of the Southeast. Consequently, our development pipeline includes many upscale communities in Florida as well as rapidly growing areas of North Carolina.

COMPLETED AND CURRENT PROJECTS

We completed construction on two Naples, Florida, projects — Estero Town Commons and Tarpon Springs Plaza — and opened them for business last year. Combined, these projects are 94% leased and are great examples of our ability to overcome significant entitlement hurdles, create long-term value, and bring additional Class-A retail properties into our portfolio.

In addition, projects under construction and scheduled to open for business during the next two years aggregate 1 million square feet. Anchor tenants for these projects are already 100% leased, and all retail space is 75% pre-leased. However, only 27% of the space was occupied or generating rent at the end of the year. The upside of these projects will be realized as final interior finish work is completed, and tenants open and begin paying rent.

Our prudent management style is effective. Our debt is manageable. Our properties are mostly in affluent areas and nearly 95% leased.

Capital for these projects has been secured. This pipeline is approximately 80% funded, and the balance of required capital is covered by in-place construction loans.

CONSERVATIVE MANAGEMENT PHILOSOPHY

We are risk managers and have been since our predecessor company was founded in the 1960's. We've experienced economic swings many times in the past, and we've dealt with them successfully. Regardless of the economic outlook — favorable or unfavorable — our management philosophy remains unchanged.

We require each development project to pass a series of increasingly demanding leasing and economic tests, or "gates," before we commit capital, thereby materially reducing risk. These gates are the cornerstone of our systematic deployment of capital. We believe this conservative financial policy has enabled us to consistently post solid operating results.

Our ratio of EBITDA to interest expense at 2.9 to 1 is further evidence of our conservative management style.

In addition, we strengthened our balance sheet early in 2008 by extending or refinancing on favorable terms more than 80% of $100 million of debt that would have matured during 2008. The remainder of this debt does not mature until the end of 2008.

We are always mindful of the need to maintain sufficient capital availability in order to execute our growth plans. In this regard, we are pleased to have access to multiple sources of capital. Excellent relations with a diverse group of banks for construction loans and our expanded line of credit are major points of emphasis for our capital markets team. Joint venture partners, like Prudential Real Estate Investors and others, will continue to be an important part of our capital plan and balance sheet management efforts.

A CLEAR PLAN

Our focus for leading our company is shared by two major business initiatives. First, we are fortunate to have an operating portfolio of properties on first-class real estate that is well leased and conservatively financed. These are the kinds of properties that historically prevail in economic downturns and are the first to rally when the economy improves. The operation of our portfolio pays our dividend, which has increased twice in our three full years as a public company. Secondly, the execution of our conservative development plan is grounded in more than 20 years of development experience. This experience in sourcing capital, mitigating risk, and capitalizing on growth opportunities will help pay our dividend in the years to come.

In closing, we wish to thank our fellow shareholders for their continued confidence in our company, our directors for their insightful guidance, and our employees for their dedication throughout the past year.

Sincerely,



Alvin E. Kite
Chairman of the Board of Trustees



John A. Kite
President, Chief Executive Officer and Trustee

Indianapolis, Indiana
March 17, 2008


Liberty Mutual

Kedron Village, Peachtree City, Georgia


BED BATH & BEYOND

Year in Review

THE OPERATING PORTFOLIO AT DECEMBER 31, 2007

At year-end 2007, we owned interests in 50 retail operating properties in nine states, with concentrations in the Southeast, Pacific Northwest, Midwest, and the South. These properties encompass approximately 7.4 million total square feet.

Our retail operating portfolio experienced a meaningful increase in the percentage of gross leaseable area ("GLA") under lease — to 94.8% compared with 93.4% at the prior year-end. In addition, existing rental rates advanced 8.4% during the year.

We also owned five commercial operating properties. The rentable area within the commercial portfolio was 93.0% leased at 2007 year-end compared with 91.7% twelve months earlier.

We have grown the total square footage of the operating portfolio by 72% since our IPO less than 4 years ago.

REDUCED-RISK FORMULA

Our combined operating and current development portfolio is geared toward value-oriented and necessity shoppers. Nationwide consumption levels will fluctuate, but a portion of the consumer's behavior is derived from necessity. We believe that grocery stores and value-oriented retailers like Target will continue to create shopping center traffic. Properties anchored by these tenants are a recession-resistant component to our portfolio — offering goods and services consumers use every day.

In addition, we further spread our risk because we have more than 540 tenants, none of which contributes a disproportionate amount of base rent. **Our largest tenant provides 3.5% of our base rent, while our top 25 tenants combined account for only 39% of our base rent.**

Property Type Allocation
% of Total GLA


6.2%
12.7%
33.4%

- Community/Power Centers
- Grocery Component Centers
- Drug Store/Unanchored/Outlots
- Commercial

LEFT: Our growth strategy has focused on projects in the Southeast, where population growth rates are well above the national average.


Panera
BREAD

Recession-resistant. Leases deliver revenue year after year. Well located Florida properties command new small shop lease rates as high as 67% above our portfolio average. Retail anchors sell necessities and items consumers buy regularly.


Plaza at Cedar Hill, Dallas, Texas
OLD NAVY
STOP

ABOVE: Typically, our properties open with a substantial number of leases already in place, thereby reducing our risk on any particular project.
LEFT: Approximately 100,000 people live within a 5-mile radius of our Tarpon Springs Plaza shopping center located in Naples, Florida. Average income levels in this area approach $100,000.

AFFLUENT MARKETS

Approximately 45% of the total GLA in our portfolio, including our development pipelines, is in the rapidly-growing Southeast; 38% is in the Midwest; 10% is in the South; and 6% is in the Pacific Northwest in locations that have population and household income levels well above average. These present locations reveal a major strategy shift in market concentration towards a greater percentage in the Southeast, particularly Florida and North Carolina, and a smaller percentage in the Midwest, which just three years ago comprised 57% of our total GLA.

Geographic Diversification


Midwest 38%
Southeast 45%
South 10%
Northeast 1%
Pacific Northwest 6%

NEW PROPERTIES

We opened three important properties last year: Estero Town Commons; Tarpon Springs Plaza; and Bayport Commons.

We opened Tarpon Springs Plaza in the third quarter in Naples, Florida. It is a 276,346 square foot SuperTarget-anchored property that was 100% leased before construction was completed. Due to tenant demand, additional small shop space is in the planning stage.

We opened Estero Town Commons, near Naples, Florida, in the second quarter. This 206,600 square foot property is anchored by a Lowe's Home Improvement Center and includes 25,000 square feet of shop space and five outparcels. The property was 76% leased at 2007 year-end and was nearly 90% leased by early 2008.

Bayport Commons, a 286,000 square foot community center anchored by SuperTarget, partially opened in the third quarter. This center in Tampa, Florida, was 87% leased at year-end including all three anchor tenants.

LEASING

During 2007, our leasing department executed 133 retail leases and renewals totaling nearly 730,000 square feet. Fifty-four of these leases, covering 230,000 square feet, were signed for our development and redevelopment properties. Signaling market strength of our pipeline, these rental rates averaged 41% higher than the average existing rate within our operating portfolio.

Half of our properties are less than five years old. As a result, the number of leases expiring during the next two years is relatively small. However, beginning in 2010, expirations increase — giving us a positive long-term outlook on internal growth metrics. **Nearly 30% of the annualized base rent is projected to expire between 2010 to 2012. This rollover opens the door for potential increases in rental rates, which would drive internal growth.**

BELOW: Our ability to attract a wide variety of tenants enables customers to satisfy their shopping needs in one place. **NEXT PAGE:** Acquired in 2006, Pine Ridge Crossing, in Naples, Florida, represents a shift in our portfolio concentration to the Southeast. There are more than 130,000 people within a 5-mile radius of the property, and it was 97% leased at year-end 2007.



Plaza Volente, Austin, Texas


STOP

Pine Ridge Crossing, Naples, Florida

MANAGEMENT STRATEGY

We are risk managers and have experienced many different economic conditions during the more than forty years we've been in business. Given the current economic environment, one of our goals is to execute a conservative development plan. Project selection for the development pipeline must be carefully evaluated within our company and strongly endorsed by retailer demand. To ensure our deployment of capital for developments is appropriate, we will continue to employ our progressive "gates" strategy to make sure incremental hurdles are cleared before additional dollars are spent.

Executing leases is also a goal, especially for vacant space within our operating portfolio, as new tenants for these spaces provide immediate income. We make a concerted effort every day to pursue this low risk form of FFO growth.

We've also increased our focus on reducing operating costs. In late 2007, we identified approximately $800,000 in future annual savings by leveraging our bargaining power with national service providers.

Although not active acquirers in 2007, we view acquisitions as a sound method of growth, particularly assets that allow us to utilize our development infrastructure to add value. In fact, in early 2008, we acquired an 80% leased center for its leasing and development upside. Rivers Edge operates in the strongest retail corridor in Indianapolis, with an average income of $80,000 and a population of 170,000 within a 5-mile radius.

We are risk managers. We grow with careful development, selective acquisitions, and efficient capital allocation.

CAPITAL MARKETS STRATEGY

Early in 2007, we obtained a four-year $200 million unsecured credit facility and retired a $150 million three-year secured facility. With higher borrowing capacity, improved pricing, and an additional $200 million accordion option, we gained financial flexibility.

In addition, we have taken advantage of favorable interest rates and refinanced or extended approximately 80% of the $100 million in debt maturities originally scheduled for 2008.

Partnerships have always played an important role in our strategy. Arrangements like our joint venture with Prudential Real Estate Investors and individual project joint ventures enable us to share capital needs and risk as we carry out our development plans.

We will also continue to dispose of non-core assets and recycle capital into prime properties. During 2007, we sold two low-growth, single-tenant properties and immediately redirected the proceeds to higher yielding opportunities. We are currently maximizing the development potential by completing the second phase of a medical office property that we will analyze for a possible sale upon completion.


JCPenney

A Commitment to
Quality Real Estate

PRIME PROPERTIES

There is a reason why our company has significant market share in Florida, is breaking into North Carolina, and has a long history in the Pacific Northwest: our properties are where retailers want to be. We are committed to investing in quality real estate in upscale areas where there is strong market support in place today. **Our 5-mile radius average annual household incomes approach $80,000 and population density is approximately 125,000.** The benefits of this strategy are especially evident in Florida. There, our properties are commanding new small shop rents as high as $30 to $40 per square foot compared to our $21 per square foot portfolio average. Further, the Raleigh, North Carolina region continues to experience both strong employment growth and a high level of housing demand in contrast to national trends. **Finally, our Indiana properties are located largely on the north side of Indianapolis and adjacent suburbs where household incomes readily exceed $100,000 and compare very favorably with the best markets in our portfolio.**

THE CURRENT DEVELOPMENT PIPELINE

This pipeline includes projects which are currently under construction or which were recently completed, but not yet stabilized. (A property is normally stabilized when it is 85% occupied.)

At December 31, 2007, we owned interests in nine retail development properties encompassing 1.0 million total square feet. Approximately 514,000 square feet are owned by us or through joint ventures. The remaining square footage will be owned by anchor tenants upon completion of the developments. Total estimated cost (Kite and joint venture partners' shares) is $145.8 million, of which approximately $110 million was incurred at 2007 year-end.

All nine projects are fully entitled, ample financing is in place, and construction is presently underway. **At year-end 2007, approximately 75% of the GLA was pre-leased, but only 27% was occupied. Therefore, the development pipeline represents significant, low-risk lease income for the future.**

RIGHT: Kite's operating retail portfolio is almost 95% leased. During 2007, our leasing department executed 133 retail leases and renewals totaling nearly 730,000 square feet.


publix

Panola, Atlanta, Georgia

ANCHOR TENANTS BUILD SHOPPER TRAFFIC THAT ATTRACTS OTHER RETAIL TENANTS

We typically open our projects in phases. Lease revenue will commence long before any project is completed entirely. As a result, we expect lease revenue from these projects will increase gradually during the latter part of 2008 and continue throughout 2009.

Many anchor retailers have already opened at properties within this pipeline and are performing well while generating strong shopper traffic. By ensuring that anchors are in place first, our properties can achieve traffic volume that entices smaller retailers and helps us lease remaining space quickly.

REDEVELOPMENT

Acquired in 1999, Glendale Town Center, on the northeast side of Indianapolis, is presently undergoing major redevelopment. These activities are being coordinated around existing nationally-recognized tenants who have remained open throughout the process.

Upon completion, the property will contain 685,000 square feet and be anchored by a new Target (non-owned). Four existing anchors, including a 237,000 square foot Macy's, a Kerasotes Theater, Staples, and Lowe's Home Improvement (non-owned), continue to drive traffic to this property. We are maximizing the site with 62,000 square feet of new small shop space as well as a Panera Bread and an additional outparcel.

Our redevelopment of Shops at Eagle Creek in Naples, Florida, is well underway. A lease has been signed with Staples for one-half of the space formerly occupied by Winn-Dixie. This redevelopment includes an exterior renovation of the entire shopping center and an opportunity to upgrade the quality of the small shop tenants. The property was 55% leased at 2007 year-end and represents significant upside.

BELOW: High traffic counts are an important attribute of well-located shopping centers. Traders Point, a 348,835 square foot power center, is located at the intersection of Interstate 465 and 86th Street in Indianapolis, Indiana. Daily traffic counts are 101,340 and 45,960 respectively.
RIGHT: Redevelopment is a component of our strategy. New construction and renovation at Glendale Town Center in Indianapolis is well underway and Target is scheduled to open in summer 2008. National retailers such as Macy's, Staples, Kerasotes Theaters, and Lowe's have remained open throughout the redevelopment.


BOOKS·A·MILLION
Traders Point, Indianapolis, Indiana



Our development risk is well managed.

Construction does not start until appropriate anchor tenant commitments are in place.

Glendale Town Center, Indianapolis, Indiana

Eddy Street Commons at Notre Dame, South Bend, Indiana

At the end of 2007, KRG's combined development, visible shadow, and redevelopment pipelines encompassed 17 projects across the country.

Delray Marketplace, Delray Beach, Florida


SALON

In-Demand Developments Underway
Low Risk Strategy

THE VISIBLE SHADOW PIPELINE

This category includes projects in which we own or control the land, are working through the entitlement process, and pre-leasing is underway. Once these projects are fully entitled and site work begins, they are moved into the Current Development Pipeline. The estimated cost of these projects is $392 million, and our share is approximately $235 million.

Three projects added $121.8 million to this category during 2007: South Elgin Commons; Broadstone Station; and Eddy Street Commons at Notre Dame.

South Elgin Commons, a $26.2 million project near Chicago, will be comprised of junior boxes totaling 130,000 square feet of GLA and is anchored by a non-owned SuperTarget.

Broadstone Station comprises 105 acres near Raleigh, North Carolina. We expect to use this land for a power center development totaling a projected 345,000 square feet. After anticipated strategic land sales, development cost for 120,000 square feet of retail GLA to be owned by us on nearly 30 acres is approximately $26 million.

Eddy Street Commons is a mixed-use development adjacent to the University of Notre Dame in South Bend, Indiana. The initial phase will include $70 million of retail, office, and multi-family uses and was moved into this pipeline when we met three benchmarks. We fully entitled 25 acres with a planned unit development designation. Then, we obtained approval for significant public incentives from the City of South Bend and necessary oversight approvals from the State of Indiana. Finally, we completed negotiations with the University of Notre Dame on the final deal structure. By eliminating the outflow of capital until these benchmarks were achieved, we effectively managed our risk on this project.

Each of these projects is located in a market with high retail demand, growing or established population, excellent visibility and easy access. **Construction will not commence on any project until appropriate anchor tenants are in place and pre-leasing levels meet our risk management criteria.**

LEFT: Future plans for mixed-use developments, such as Eddy Street Commons in South Bend, Indiana (top), and Delray Marketplace in Delray Beach, Florida (bottom), are progressing. We received significant public incentives which enabled us to proceed with the next phase of the Eddy Street Commons project.


Estero Town Commons, Naples, Florida
OWE'S

ABOVE: Anchor tenants draw shopper traffic to our properties. **BELOW RIGHT:** *Executive Management Team (left to right):* John Kite, President and Chief Executive Officer; Dan Sink, Executive Vice President and Chief Financial Officer; and Tom McGowan, Senior Executive Vice President and Chief Operating Officer.

OPPORTUNITIES IN TODAY'S ECONOMY

NEAR TERM, LONG TERM

We see compelling internal and external growth potential for our company over the next several years. The time frames for these growth prospects are different, but each plays a role in the real estate cycle.

In the near term, we will maintain focus on completing our leasing efforts and final tenant finish work in the Current Development Pipeline. The most complex phases of the development process have long been completed for this group of projects. During 2008 and 2009, our FFO will increase as these tenants take occupancy and begin paying rent.

From 2010 through 2012, our annual portfolio lease expirations are scheduled to increase significantly. This opportunity to execute new leases at higher rents is a critical growth prospect for our company. We believe the quality of our centers and strength of our markets will help us increase rental revenue for our portfolio through this upcoming lease expiration cycle.

While we are mindful of the current economy, we, along with our key retailers, are planning ahead for an improved environment. We have an impressive slate of development projects in our Visible Shadow Pipeline that represent a longer-term phase of our growth story. These projects have yet to break ground, but we believe they will make key contributions to our company's future growth.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2007

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from __________to__________

Commission File Number: 001-32268

Kite Realty Group Trust

(Exact name of registrant as specified in its charter)

State of Organization: Maryland	IRS Employer Identification Number: 11-3715772

30 S. Meridian Street, Suite 1100
Indianapolis, Indiana 46204
Telephone: (317) 577-5600
(Address, including zip code and telephone number, including area code, of principal executive offices)

Title of each class	Name of each Exchange on which registered
Common Shares, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in any definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by checkmark whether the Registrant is a shell company (as defined in Rule 12-b of the Act) Yes ☐ No ☒

The aggregate market value of the voting shares held by non-affiliates of the Registrant as the last business day of the Registrant's most recently completed second quarter was $524.2 million based upon the closing price of $19.02 per share on the New York Stock Exchange on such date.

The number of Common Shares outstanding as of March 7, 2008 was 29,076,441 ($.01 par value).

Documents Incorporated by Reference

Portions of the Proxy Statement relating to the Registrant's Annual Meeting of Shareholders, scheduled to be held on May 6, 2008, to be filed with the Securities and Exchange Commission, are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K as indicated herein.

KITE REALTY GROUP TRUST
Annual Report on Form 10-K
For the Fiscal Year Ended
December 31, 2007

TABLE OF CONTENTS

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, together with other statements and information publicly disseminated by Kite Realty Group Trust (the "Company"), contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on assumptions and expectations that may not be realized and are inherently subject to risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, performance, transactions or achievements, financial or otherwise, may differ materially from the results, performance, transactions or achievements expressed or implied by the forward-looking statements. Risks, uncertainties and other factors that might cause such differences, some of which could be material, include, but are not limited to:

- national and local economic, business, real estate and other market conditions;
- the ability of tenants to pay rent;
- the competitive environment in which the Company operates;
- financing risks;
- property ownership and management risks;
- the level and volatility of interest rates;
- the financial stability of tenants;
- the Company's ability to maintain its status as a real estate investment trust ("REIT") for federal income tax purposes;
- acquisition, disposition, development and joint venture risks;
- potential environmental and other liabilities;
- other factors affecting the real estate industry generally; and
- other risks identified in this Annual Report on Form 10-K and, from time to time, in other reports we file with the Securities and Exchange Commission (the "SEC") or in other documents that we publicly disseminate.

The Company undertakes no obligation to publicly update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

Unless the context suggests otherwise, references to "we," "us," "our" or the "Company" refer to Kite Realty Group Trust and our business and operations conducted through our directly or indirectly owned subsidiaries, including Kite Realty Group, L.P., our operating partnership (the "Operating Partnership"). References to "Kite Property Group" or the "Predecessor" mean our predecessor businesses.

Overview

We are a full-service, vertically integrated real estate company engaged in the ownership, operation, management, leasing, acquisition, construction, expansion and development of neighborhood and community shopping centers and certain commercial real estate properties in selected growth markets in the United States. We also provide real estate facility management, construction, development and other advisory services to third parties.

We were formed in March 2004 and organized as a Maryland real estate investment trust. From our inception until August 16, 2004, neither we, our Operating Partnership, nor our other subsidiaries had any operations. We commenced operations on August 16, 2004 after completing our initial public offering ("IPO"), concurrently with the consummation of various formation transactions that consolidated into our Operating Partnership the ownership of a portfolio of properties and property interests, and certain commercial real estate businesses of our predecessor, the Kite Property Group (our "Predecessor"), a nationally recognized real estate owner and developer. Kite, Inc., a former affiliate of Kite Property

Group, was founded in 1960 by our Chairman, Al Kite, and grew from an interior construction company to a full-service, vertically integrated real estate development, construction and management company.

We conduct all of our business through our Operating Partnership, of which we are the sole general partner. As of December 31, 2007, we held an approximate 78% interest in our Operating Partnership. Concurrent with our IPO and related formation transactions, certain individuals received units of the Operating Partnership in exchange for their interests in certain properties (the "Limited Partners"). These Limited Partners owned the remaining 22% of the interest in our Operating Partnership at December 31, 2007.

As of December 31, 2007, we owned interests in a portfolio of 50 retail operating properties totaling approximately 7.4 million square feet of gross leasable area (including approximately 2.7 million square feet of non-owned anchor space). Our retail operating portfolio was 94.8% leased as of December 31, 2007 to a diversified tenant base, with no single retail tenant accounting for more than 3.5% of our total annualized base rent. See "Item 2. Properties" for a list of our top 25 tenants by annualized base rent.

As of December 31, 2007, we also had an interest in 11 retail properties in our development/redevelopment pipeline. Upon completion, our development/redevelopment properties are anticipated to have approximately 1.8 million square feet of gross leasable area (including approximately 0.8 million square feet of non-owned anchor space). In addition to our current development/redevelopment pipeline, we have a significant "visible shadow" development pipeline which includes land parcels that are undergoing pre-development activities and are in the final stages of preparation for construction to commence. As of December 31, 2007, this visible shadow pipeline consisted of six projects that are expected to contain approximately 3.1 million square feet of total gross leasable area (including non-owned anchor space) upon completion.

In addition, as of December 31, 2007, we owned interests in other land parcels comprising approximately 112 acres. These land parcels are classified as "Land held for development" in the accompanying consolidated balance sheet.

Our operating portfolio, development/redevelopment pipeline and land parcels are located in Indiana, Florida, Texas, Illinois, New Jersey, Georgia, Washington, North Carolina, Ohio, and Oregon.

We also own interests in four commercial operating properties totaling approximately 563,000 square feet of net rentable area and an associated parking garage, all located in Indiana. Occupancy of our commercial operating portfolio was 93.0% as of December 31, 2007, with no single commercial tenant accounting for more than 2.3% of our total annualized base rent.

Significant 2007 Activities

2007 Acquisition Activities. During 2007, we made the following significant acquisitions of land:

- In January 2007, we purchased approximately 10 acres of land in Naples, Florida for approximately $6.3 million with borrowings from our then-existing secured revolving credit facility. This land is adjacent to 15.4 acres that we purchased in 2005 and is being held for future development;
- In March 2007, we purchased approximately 105 acres of land in Apex, North Carolina for approximately $14.5 million with borrowings from our unsecured revolving credit facility. We are in the process of developing this land into an approximately 345,000 total square foot shopping center to be called Broadstone Station. This property was added to our visible shadow pipeline in March 2007;
- In August 2007, our unconsolidated joint venture with Prudential Real Estate Investors (the "Venture") purchased approximately 17 acres of land in Cary, North Carolina for a purchase price of approximately $3.4 million, including assignment costs, which was funded through draws from the Venture's variable rate construction loan. This land is adjacent to 100 acres of land we previously purchased in July 2006. The Venture is in the process of developing this land, along with the acreage purchased in 2006 that was subsequently contributed to the Venture, into an approximately 1.5 million square foot mixed use shopping center to be called Parkside Town Commons. In December 2007, we owned a 40% interest in the Venture which, under terms of the Venture, will be reduced to 20% upon the commencement of construction; and
- In August 2007, we purchased approximately 14 acres of land in South Elgin, Illinois for approximately $5.9 million with borrowings from our unsecured revolving credit facility. We subsequently refinanced this debt

with a variable rate construction loan. We are in the process of developing this land into an approximately 308,000 square foot shopping center to be called South Elgin Commons. This property was added to our visible shadow pipeline in September 2007.

2007 Development & Redevelopment Activities. During 2007, we added two projects to our development pipeline and reclassified one operating property to our redevelopment pipeline:

- *Beacon Hill Shopping Center, Phase II,* Crown Point, IN. Once completed, we expect this development property (together with the already completed Phase I) to be an estimated 128,000 square foot neighborhood shopping center (including 77,400 square feet of non-owned anchor space). This phase of the project consists of approximately 19,160 square feet and has a current total estimated cost of approximately $5 million. The first tenant in this phase opened in December 2007;
- *Spring Mill Medical II,* Carmel, IN. We expect this commercial joint venture development to be an estimated 41,000 square foot medical office adjacent to our existing Spring Mill Medical commercial joint venture property. The project has a current total estimated cost of $8.5 million and an estimated opening date in late 2008. Upon completion, we will evaluate a potential sale of our interests in both phases of Spring Mill Medical; and
- *Glendale Town Center,* Indianapolis, IN. In March 2007, this property was transitioned from our operating portfolio to our redevelopment pipeline. This redevelopment will be an approximately 685,000 square foot neighborhood shopping center (including 281,000 square feet of non-owned anchor space to be occupied by Target, Lowe's Home Improvement and Walgreens). Macy's, Staples, and Kerasotes Theatre are additional existing anchor tenants at this property. The redevelopment has a current total estimated total cost of approximately $15 million, net of third party contributions. During the period of redevelopment, approximately 335,000 square feet of space at this property is being leased by tenants that are also expected to continue to occupy space upon completion of the redevelopment.

Also during 2007, we completed the following development projects and added them to our operating portfolio:

- *Tarpon Springs Plaza,* a 276,300 square foot neighborhood shopping center (including 183,800 square feet of non-owned anchor space and outparcels) located in Naples, Florida. The first tenant at this property opened in April 2007. This property became fully stabilized and was transferred to our operating portfolio in the fourth quarter of 2007. This property is anchored by Staples, Cost Plus, and AC Moore as well as a non-owned Target;
- *Estero Town Commons*, a 206,600 square foot neighborhood shopping center (including 181,000 square feet of non-owned anchor space) located in Naples, Florida. A large portion of this property is ground leased to Lowe's Home Improvement;
- *Beacon Hill Shopping Center, Phase I,* a 108,600 square foot (including 77,400 square feet of non-owned anchor space) neighborhood shopping center located in Crown Point, Indiana. This property is anchored by Strack & Van Til's and Walgreens, both non-owned. The second phase of this property is currently under development. Once completed, the combined square footage will be an estimated 128,000 square feet; and
- *Cornelius Gateway*, a 35,800 square foot shopping center (including 14,800 square feet of non-owned anchor space) located in Portland, Oregon. This property is anchored by a non-owned Walgreens.

In addition to Beacon Hill Shopping Center and Tarpon Springs Plaza, four of our retail development properties became partially operational during 2007:

- *Bridgewater Marketplace,* a 50,800 square foot shopping center (including 24,800 square feet of non-owned anchor space) located in Indianapolis, Indiana. The first tenant at this property opened in January 2007. This property is anchored by a non-owned Walgreens;
- *Sandifur Plaza,* a 27,200 square foot shopping center located in Pasco, Washington. The first tenant at this property opened in January 2007. In December 2007, the Company sold the Walgreens anchor at this property to a third party;
- *Gateway Shopping Center,* a 289,000 square foot neighborhood shopping center (including 206,000 square feet of non-owned anchor space) located in Seattle, Washington. The first tenant at this property opened in April 2007. This property is anchored by Ross Stores and PetSmart, as well as non-owned Kohl's and Winco Foods; and

- *Bayport Commons,* a 286,000 square foot neighborhood shopping center (including 188,800 square feet of non-owned anchor space) located in Tampa, Florida. The first tenant at this property opened in September 2007. This property is anchored by Michaels, PetSmart and Best Buy as well as a non-owned Target.

2007 Disposition Activity and Subsequent Acquisition: In November 2007, we sold our interest in our 176th & Meridian property, located in Seattle, Washington, for net proceeds of $7.0 million and a gain, net of Limited Partners' interests, of $1.6 million. We anticipated utilizing the proceeds from the sale to execute a like-kind exchange under Section 1031 of the Internal Revenue Code, therefore the net proceeds of this sale were held by an intermediary at December 31, 2007 and are classified as escrow deposits in the accompanying consolidated balance sheet included in Item 8 of this Annual Report. In February 2008 we completed the like-kind exchange and purchased Rivers Edge, a neighborhood and community shopping center located in Indianapolis, Indiana, for $18.3 million. We utilized approximately $2.7 million of proceeds from the sale of 176th & Meridian and funded the remaining purchase price of $15.6 million through a draw on our unsecured credit facility, and subsequently refinanced with a variable rate debt instrument.

Line of Credit. In February 2007, the Operating Partnership entered into an amended and restated four-year $200 million unsecured revolving credit facility (the "unsecured facility") with a group of lenders and Key Bank National Association, as agent. The Company and several of the Operating Partnership's subsidiaries are guarantors of the Operating Partnership's obligations under the unsecured facility. The unsecured facility has a maturity date of February 20, 2011, with a one-year extension option. Borrowings under the new unsecured facility bear interest at a floating interest rate of LIBOR plus 115 to 135 basis points, depending on our leverage. The unsecured facility has a 0.125% to 0.20% commitment fee applicable to the average daily unused amount. Subject to certain conditions, including the prior consent of the lenders, we have the option to increase borrowings under the unsecured facility to a maximum of $400 million. The unsecured facility also includes a short-term borrowing line of $25 million with a variable interest rate. Borrowings under the short-term line may not be outstanding for more than five days.

The amount that we may borrow under the unsecured facility is based on the value of properties in our unencumbered property pool. The Company currently has 46 unencumbered assets, 44 of which are wholly owned and used to calculate the amount available for borrowing under the unsecured credit facility, and two of which are joint venture assets. Our major unencumbered assets include: Silver Glen Crossing, Glendale Town Center, King's Lake Square, Hamilton Crossing, Waterford Lakes, Eastgate Pavilion, Wal-Mart Plaza, Market Street Village, and Courthouse Shadows.

Our ability to borrow under the unsecured facility is subject to our ongoing compliance with a number of financial and other covenants. If an event of default under the unsecured facility exists, we may only make distributions sufficient to maintain our REIT status. However, we may not make any distributions if an event of default under the unsecured facility resulting from nonpayment or bankruptcy exists, or if our obligations under the credit facility are accelerated.

Distributions. In 2007, we declared two quarterly cash distributions of $0.195 per common share and two quarterly cash distributions of $0.205 per common share, or $0.80 per common share in 2007. Based on the most recent quarter, our annualized cash distribution is $0.82 per common share.

Business Strategy

Our primary business objectives are to generate increasing cash flow, achieve sustainable long-term growth and maximize shareholder value primarily through the development, acquisition and operation of well-located community and neighborhood shopping centers. We focus on a dual growth strategy to grow our business. The first part of this growth strategy is to focus on increasing our internal growth by leveraging our existing tenant relationships to improve the performance of our existing operating property portfolio. The second part of this strategy is to focus on achieving external growth through the expansion of our portfolio. We seek to implement our business objectives and strategies by, among other things:

- successfully completing the construction and lease-up of our development portfolio;
- continuing to selectively pursue land parcels in attractive markets that can support retail development while also focusing on conserving capital;
- selectively acquiring well-located, high-quality retail properties or portfolios through our investment and market selection process;
- maintaining a focused property management and leasing strategy by emphasizing and maximizing rent growth and cost-effective facilities;

- successfully redeveloping certain assets;
- selling certain assets and recycling capital; and
- leveraging our construction and advisory services businesses.

Development Activities. We serve as an in-house and third-party developer for national retailers and other clients, providing a broad range of services that include site selection, development procurement, design, leasing, construction and property management. As a vertically integrated real estate company, we control all aspects of the development process from design to operation, which improves our ability to deliver a quality product to our tenants on budget and on time. We have in-house capabilities and expertise in project design, development, leasing, construction and property management. Our construction expertise enables us to better identify and complete redevelopment and value-enhancing acquisition opportunities. We believe that our vertically integrated platform allows us to achieve attractive returns on our development projects while substantially mitigating the risks associated with ground-up development.

We have an extensive current development pipeline that includes projects for which construction has commenced. We expect our current development pipeline to be a significant source of growth for us over the next several years. As of December 31, 2007, we had nine retail properties in the current development pipeline that are expected to contain approximately 1.0 million square feet, of which approximately 0.5 million square feet will be owned by us or, in some cases, through joint ventures, with the remainder to be owned by anchor stores upon completion of the development. The current total estimated cost for these properties is approximately $146 million, of which approximately $110 million had been incurred as of December 31, 2007. Our share of the current total estimated cost is approximately $92 million, of which we had incurred approximately $72 million as of December 31, 2007.

In addition to our current development pipeline, we have a significant "visible shadow" development pipeline which includes land parcels that are in the final stages of preparation for construction to commence. As of December 31, 2007, this visible shadow pipeline consisted of six projects that are expected to contain approximately 3.1 million square feet, at a total estimated project cost of approximately $392 million. Our share of the total estimated cost is approximately $235 million, of which we had incurred approximately $61 million as of December 31, 2007.

As of December 31, 2007, we also owned interests in undeveloped land parcels comprising approximately 112 acres that represent future retail and commercial development opportunities, either in the form of expansion of existing properties or development of new retail properties. We believe our extensive development pipeline creates substantial opportunities to increase cash flow and create long-term shareholder value.

Investment and Market Selection Process. We seek to develop and acquire primarily neighborhood and community shopping centers in neighborhood trade areas with attractive demographics. When specific markets are selected, we seek a convenient and easily accessible location, preferably occupying a dominant corner that has abundant parking facilities, is close to residential communities, and has excellent visibility for our tenants and easy access for neighborhood shoppers. Our selection process emphasizes the following factors:

Market and Trade Area: In order to take advantage of our current resources and create economies of scale, our development and acquisition activities are focused primarily in or near the markets in which we currently operate or in which we have had previous experience. By having a presence in a market and developing relationships in that market, we have a greater awareness of market trends and opportunities.

We evaluate each market based on appropriate criteria and prospective use, including:

- historical and projected population growth;
- average household income and density of population within a one-, three- or five-mile radius of the center, depending on the characteristics of the property;
- transportation patterns and infrastructure;
- barriers to the development of competing centers; and
- diverse employment base.

We also consider opportunities to expand into other geographic markets if we believe those markets have favorable long-term growth prospects.

Property Characteristics: We focus on neighborhood and community shopping centers anchored by market-leading retailers or smaller operators with dominant niche positions. In addition, we focus on the presence of one or more additional anchors for these centers, including off-price retailers, office superstores, grocers and fabric and clothing retailers, all of which we believe increase traffic at the centers and are generally beneficial to the value of the center. We also seek properties with a diverse tenant mix that includes service retailers, such as banks, florists, video stores, restaurants, and apparel and specialty shops. We target dominant shopping centers that generate a steady, repetitive flow of traffic by providing staple goods to the community and offering a high level of convenience with ease of access and abundant parking.

We plan to focus our new investments in the shopping center sector, but also may selectively pursue commercial development opportunities in markets where we currently operate and where we believe we can leverage our existing infrastructure and relationships to generate attractive risk adjusted returns. In evaluating future investments in properties other than neighborhood and community shopping centers, we seek properties or transactions that have unique characteristics that present a compelling case for investment. Examples might include properties having high entry yields, properties that are outside of our target markets but are being sold as part of a portfolio package, properties that are debt-free, a transaction in which we might issue units in our Operating Partnership or properties that provide substantial growth potential through redevelopment.

Retailer Relationships: We work closely with key tenants and retailers, such as Target, Lowe's, Walgreens, Old Navy, Bed Bath & Beyond, Staples, Publix, Kohl's, and Wal-Mart, to identify attractive investments in new and existing markets. We seek to maintain strong tenant and retailer relationships in order to avoid rent interruptions and reduce marketing, leasing and tenant improvement costs that result from re-tenanting space.

We believe we will continue to source a significant volume of growth opportunities through the extensive network of tenant, corporate and institutional relationships we have established through our Predecessor over the past four decades. Additionally, we believe our status as a publicly traded REIT will enhance our ability to acquire properties from tax-motivated sellers through the use of Operating Partnership units as consideration, thereby providing sellers with liquidity and diversification while providing the opportunity for substantial deferral of income taxes that otherwise would be due as a result of a cash sale.

Property Management and Leasing Strategy. We believe that focused property management, leasing and tenant retention are essential to maximizing the cash flow and value of our properties. While our property management and leasing functions are supervised and administered by personnel at our principal executive office, we do at times engage third party companies for property management functions at our properties.

Our primary goal in property management is to maintain an attractive shopping environment on a cost effective basis for our tenants. Our property managers maintain regular contact with our tenants and frequently visit each asset to supervise the local personnel and to ensure the proper implementation and execution of our policies and directives. As part of our ongoing property management, we conduct regular physical property reviews to improve our properties, react to changing market conditions and ensure proper maintenance. In addition, we have a competitive bid process for the majority of our service contracts. In the future, we may establish regional offices in certain markets such as Florida and North Carolina, where we are currently expanding our operations through development and may continue to expand through acquisitions and additional development projects.

Our relationships with several national retailers that currently occupy space at our properties are the cornerstone of our overall leasing strategy. These nationally recognized anchors enhance the stability and attractiveness of our properties by driving customer traffic, thereby enhancing the performance of our non-anchor tenants and small shops. Due to the importance of these anchors to our business, our leasing and development teams work closely with each retailer on site selection and expansion opportunities within our current and future portfolio. This focused coverage allows us to anticipate space needs, fill vacant space in our existing portfolio, and identify opportunities to enter into new markets.

Our leasing representatives have become very knowledgeable in the markets in which we operate and understand the current tenants, as well as potential local, regional and national tenants, that would complement our current tenant base. In addition, we utilize a network of brokers to source a variety of tenants for our properties. We also study demographics, tenant sales and merchandising mix to optimize the sales performance of our centers and thereby increase rents. We believe this hands-on approach maximizes the value of our shopping centers.

Redevelopment and Disposition Strategy. We review each of our assets on a regular basis to determine the appropriate capital strategy for the asset. This review involves weighing the asset's future potential growth against its current market value and may result in the decision to redevelop or dispose of certain assets.

We will consider redeveloping properties if we determine that a redevelopment would be in the best interest of our shareholders based on a number of factors, including the projected cost of the redevelopment and the current and projected operating performance of the property. As of December 31, 2007, we had two properties undergoing major redevelopment (Glendale Town Center and Shops at Eagle Creek) in our redevelopment pipeline. We anticipate our investment in the redevelopment at Glendale Town Center, net of third party contributions, will be approximately $15 million. We anticipate our investment in the redevelopment at Shops at Eagle Creek will be approximately $4 million. We expect to fund these investments through draws on our unsecured facility.

We will consider disposing of properties if we determine that a sale of a property would be in our best interests based on the price being offered for the property, the current and projected operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale, including REIT qualification rules, avoidance of the 100% "prohibited transactions tax" applicable to REITs and tax protection obligations that we undertook in connection with our formation transactions. Property dispositions that would give rise to an indemnification obligation under the tax protection obligations we undertook in connection with our formation transactions are subject to approval by a majority of our independent trustees.

In November 2007, we sold our interest in our 176th & Meridian property, located in Seattle, Washington, for net proceeds of $7.0 million and a gain, net of Limited Partners' interests, of $1.6 million. We anticipated utilizing the proceeds from the sale to execute a like-kind exchange under Section 1031 of the Internal Revenue Code, therefore the net proceeds of this sale were held by an intermediary at December 31, 2007 and are classified as escrow deposits in the accompanying consolidated balance sheet included in Item 8 of this Annual Report. In February 2008 we completed the like-kind exchange and purchased Rivers Edge, a neighborhood and community shopping center located in Indianapolis, Indiana, for $18.3 million. We utilized approximately $2.7 million of proceeds from the sale of 176th & Meridian and funded the remaining purchase price of $15.6 million through a draw on our unsecured credit facility, and subsequently refinanced with a variable rate debt instrument.

Construction and Advisory Services Operations. We provide general construction, construction management, design/build and complete site development services and have experience in corporate, institutional, hotel, medical and retail construction. KMI Realty Advisors ("KMI"), one of our subsidiaries, is a registered real estate advisor, providing strategic property services to both the public and private sectors. KMI provides a full range of real estate consulting services including portfolio management, due diligence, acquisition, development, financial, program management, facility management and disposition services. KMI utilizes resources from our development and construction operations to customize a real estate strategy to achieve specific client goals. In addition to being a continuing source of advisory income, we believe KMI will help facilitate future access to capital and avenues for growth.

Financing Strategy

We consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the additional borrowings, including the purchase price of properties to be developed or acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties, as well as our Company as a whole, to generate cash flow to cover expected debt service.

Generally speaking, although we may incur any of the forms of indebtedness described below, we intend to focus primarily on financing future growth through the incurrence of secured debt on an individual property or a portfolio of properties and unsecured debt through our revolving credit facility.

We may incur debt in the form of purchase money obligations to the sellers of properties, or in the form of publicly or privately placed debt instruments, financing from other banks, institutional investors, or other lenders, any of which may be unsecured or may be secured by mortgages or other interests in our properties. This indebtedness may be recourse, non-recourse or cross-collateralized and, if recourse, that recourse may include our general assets and, if non-recourse, may be limited to the particular property to which the indebtedness relates. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on the properties, or may refinance properties acquired on a leveraged basis. We may use the proceeds from any borrowings for working capital, to purchase additional interests in partnerships or joint ventures in which we participate, to refinance existing indebtedness or to finance acquisitions, expansion, redevelopment of existing properties or development of new properties. We also may incur indebtedness for other purposes when, in the opinion of our board or management, it is advisable to do so. In addition, we may need to borrow to make distributions (including distributions that may be required under the Internal Revenue Code) if we do not have sufficient cash available to make those distributions.

In addition, we are exposed to capital market risk, including changes in interest rates. In order to manage volatility relating to interest rate risk, we may enter into interest rate hedging transactions from time to time. We do not utilize derivative financial instruments for trading or speculative purposes nor do we currently have any derivatives that are not designated as hedges.

Business Segments

Our principal business is the development, construction, acquisition, ownership and operation of high-quality neighborhood and community shopping centers in selected growth markets in the United States. We have aligned our operations into two business segments: (1) real estate operation and development, and (2) construction and advisory services. See Note 15 "Segment Information" in our Notes to Consolidated Financial Statements, contained in this Form 10-K, for information on our two business segments and the reconciliation of total segment revenues to total revenues, total segment operating income to operating income, total segment net income to net income and total segment assets to total assets for the years ended December 31, 2007, 2006 and 2005.

Competition

We believe that competition for the development, acquisition and operation of neighborhood and community shopping centers is highly fragmented. We face competition from institutional investors, other REITs and owner-operators engaged in the development, acquisition, ownership and leasing of shopping centers as well as from numerous local, regional and national real estate developers and owners in each of our markets. We also face competition in leasing available space at our properties to prospective tenants. The actual competition for tenants varies depending upon the characteristics of each local market in which we own and manage property. We believe that the principal competitive factors in attracting tenants in our market areas are location, price, the presence of anchor stores, and maintenance of properties.

Government Regulation

Americans with Disabilities Act. Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are public accommodations as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily accessible accommodations is an ongoing one, and we will continue to assess our properties and make alterations as appropriate in this respect.

Environmental Regulations. Some properties in our portfolio contain, may have contained or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations may have released, or have the potential to release, such substances into the environment. In addition, some of our properties have tenants which may use hazardous or toxic substances in the routine course of their businesses.

In general, these tenants have covenanted in their leases with us to use these substances, if any, in compliance with all environmental laws and have agreed to indemnify us for any damages we may suffer as a result of their use of such substances. However, these lease provisions may not fully protect us in the event that a tenant becomes insolvent. Finally, one of our properties has contained asbestos-containing building materials, or ACBM, and another property may have contained such materials based on the date of its construction. Environmental laws require that ACBM be properly managed and maintained, and fines and penalties may be imposed on building owners or operators for failure to comply with these requirements. The laws also may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers. We are not currently aware of any environmental issues that may materially affect the operation of any of our properties.

Insurance

We carry comprehensive liability, fire, extended coverage, and rental loss insurance that covers all properties in our portfolio. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage, and industry practice. We do not carry insurance for generally uninsurable losses such as loss from riots, war or acts of God, and, in some cases, flooding. Some of our policies, such as those covering losses due to terrorism and floods, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses.

Offices

Our principal executive office is located at 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204. Our telephone number is (317) 577-5600.

Employees

As of December 31, 2007, we had 137 full-time employees. Of these employees, 99 were "home office," executive and administrative personnel and 38 were on-site management and administrative personnel.

Available Information

Our Internet website address is *www.kiterealty.com*. You can obtain on our website, free of charge, a copy of our Annual Report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Also available on our website, free of charge, are copies of our Code of Business Conduct and Ethics, our Code of Ethics for Principal Executive Officer and Senior Financial Officers, our Corporate Governance Guidelines, and the charters for each of the committees of our Board of Trustees—the Audit Committee, the Corporate Governance and Nominating Committee, and the Compensation Committee. Copies of our Code of Business Conduct and Ethics, our Code of Ethics for Principal Executive Officer and Senior Financial Officers, our Corporate Governance Guidelines, and our committee charters are also available from us in print and free of charge to any shareholder upon request. Any person wishing to obtain such copies in print should contact our Investor Relations department by mail at our principal executive office.

ITEM 1A. RISK FACTORS

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by our management from time to time. These factors, among others, may have a material adverse effect on our business, financial condition, operating results and cash flows, and you should carefully consider them. It is not possible to predict or identify all such factors. You should not consider this list to be a complete statement of all potential risks or uncertainties. Past performance should not be considered an indication of future performance.

We have separated the risks into three categories:

- risks related to our operations;
- risks related to our organization and structure; and
- tax risks.

RISKS RELATED TO OUR OPERATIONS

Our results of operations are significantly influenced by the United States economy and the market for retail space generally.

We are susceptible to adverse economic developments in the United States. The United States economy could face a challenging environment in 2008. General economic factors that are beyond our control could have a negative impact on the business of our retail tenants. In turn, this could have an adverse affect on our business because current or prospective tenants may be unwilling to enter into or renew leases with us on favorable terms or at all, or it may be more difficult for our tenants to pay us rent. These general economic factors include, but are not limited to, recession, inflation, consumer credit availability, consumer debt levels, energy costs, tax rates, business layoffs, downsizing or industry slowdowns. We are also susceptible to other developments that, while not directly tied to the economy, could have an adverse effect on our business. These developments include relocations of businesses, changing demographics, increased Internet shopping, infrastructure quality, state budgetary constraints and priorities, increases in real estate and other taxes, costs of complying with government regulations or increased regulation, decreasing valuations of real estate, and other factors.

In addition, because our portfolio of properties consists primarily of community and neighborhood shopping centers, a decrease in the demand for retail space, due to the economic factors discussed above or otherwise, may have a greater adverse effect on our business and financial condition than if we owned a more diversified real estate portfolio. The market for retail space has been and could be adversely affected by weakness in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, and increasing consumer purchases through catalogues or the Internet. To the extent that any of these conditions occur, they are likely to negatively affect market rents for retail space and could adversely affect our financial condition, results of operations, cash flow, the trading price of our common shares and our ability to satisfy our debt service obligations and to pay distributions to our shareholders.

Because of our geographical concentration in Indiana, Florida and Texas, an economic downturn in these states could adversely affect our financial condition and results of operations.

Like the United States in general, the specific markets in which we operate could face challenging economic conditions in 2008. In particular, as of December 31, 2007, approximately 36.3% of our owned square footage and approximately 36.8% of our total annualized base rent is located in the State of Indiana, approximately 25.6% of our owned square footage and approximately 24.1% of our total annualized base rent is located in the State of Florida and approximately 19.3% of our owned square footage and approximately 19.4% of our total annualized base rent is located in the State of Texas. This level of concentration exposes us to greater economic risks than if we owned properties in numerous geographic regions. Any adverse economic or real estate developments in Indiana, Florida, Texas, or the surrounding regions, or any decrease in demand for retail space resulting from the local regulatory environment, business climate or fiscal problems in these states, could adversely affect our financial condition, results of operations, cash flow, the trading price of our common shares and our ability to satisfy our debt service obligations and to pay distributions to our shareholders.

We had approximately $647 million of consolidated indebtedness outstanding as of December 31, 2007, which may impede our operating performance and reduce our ability to incur additional indebtedness to fund our growth.

Required repayments of debt and related interest can adversely affect our operating performance. We had approximately $647 million of consolidated outstanding indebtedness as of December 31, 2007. Approximately $174 million of this debt (as reduced by $134 million of interest rate swaps for fixed interest rates) bore interest at variable rates. Interest rates are currently low relative to historical levels and may increase significantly in the future. If our interest expense increased significantly, it would adversely affect our results of operations.

We use a combination of interest rate protection agreements, including interest rate swaps and locks, to manage risk associated with interest rate volatility. This may expose us to additional risks, including a risk that a counterparty to a hedging arrangement may fail to honor its obligations. Developing an effective interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations. There can be no assurance that our hedging activities will have the desired beneficial impact on our results of operations or financial condition.

We also intend to incur additional debt in connection with future developments and acquisitions of properties. Our organizational documents do not limit the amount of indebtedness that we may incur. We may borrow new funds to develop or acquire properties. In addition, we may incur or increase our mortgage debt by obtaining loans secured by some or all of the real estate properties we develop or acquire. We also may borrow funds if necessary to satisfy the requirement that we distribute to shareholders at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes or otherwise avoid paying taxes that can be eliminated through distributions to our shareholders.

Our substantial debt may harm our business and operating results by, among other things:

- requiring us to use a substantial portion of our funds from operations to pay interest, which reduces the amount available for distributions;
- placing us at a competitive disadvantage compared to our competitors that have less debt;
- making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and
- limiting our ability to borrow more money for operating or capital needs or to finance acquisitions in the future.

Recent uncertainty in the credit markets could make it difficult for us to refinance our existing indebtedness or obtain additional financing on favorable terms, if at all.

The current global uncertainty in the credit markets is making it more difficult to obtain financing on favorable terms, if at all. During 2007, higher interest rates, falling real estate prices and a significant increase in the number of high risk, or sub-prime, mortgages originated in 2005 and 2006 contributed to dramatic increases in mortgage delinquencies and defaults in 2007. The anticipated future delinquencies among sub-prime borrowers in the United States is expected to continue in the foreseeable future. The uncertainty in the credit markets caused banks to reduce their loans to each other or make them at higher interest rates. Similarly, the ability of companies to obtain financing from banks became more difficult, and when financing was available, it was generally on terms less favorable than in the past.

This uncertainty in the credit markets has created additional risks related to our indebtedness. Due to the difficulty in obtaining financing, we may not be able to refinance the existing indebtedness on our properties (which, in most cases, will not have been amortized fully at maturity) or the terms of any refinancing may not be as favorable as the terms of our existing indebtedness. If we are not successful in refinancing this debt when it becomes due, we may be forced to dispose of properties on disadvantageous terms, which might adversely affect our ability to service other debt and to meet our other obligations. In addition, we may be unable to obtain permanent financing on development projects we financed with construction loans or mezzanine debt. Our inability to obtain such permanent financing on favorable terms, if at all, could delay the completion of our development projects and/or cause us to incur additional capital costs in connection with completing such projects, either of which could have an adverse affect on our business and our ability to execute our growth strategy.

We expect to continue to experience rapid growth and may not be able to adapt our management and operational systems to respond to the integration of additional properties without significant disruption or expense.

We have rapidly expanded our business in recent years. Our portfolio includes 30 operating properties that we have acquired since 1999, including 17 since our IPO, which contain approximately 2.4 million square feet of owned gross leasable area. Since our IPO, we have delivered 18 properties from our development pipeline into our operating portfolio, and we currently have under construction nine additional retail properties projected to total approximately 1.0 million square feet of gross leasable area (including non-owned anchor space). In addition to this active current development pipeline, we have an additional six land parcels in our visible shadow pipeline that are in the final stages of preparation for the commencement of construction. These parcels are expected to contain approximately 3.1 million square feet of gross leasable area. We also expect to continue to pursue additional development and acquisition opportunities.

As a result of the significant growth of our portfolio, we cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to integrate these properties into our portfolio and manage any future acquisitions of additional properties without operating disruptions or unanticipated costs. As we develop or acquire additional properties, we will be subject to risks associated with managing new properties, including tenant retention and mortgage default. In addition, acquisitions or developments may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current tenants, retailers and employees. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired intangible assets. Our failure to successfully integrate any future properties into our portfolio could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our shareholders.

Our future developments and acquisitions may not yield the returns we expect or may result in shareholder dilution.

We expect to develop and/or acquire a number of real estate properties in the near future. New acquisitions and developments are subject to a number of risks, including, but not limited to:

- abandonment of development activities after expending resources to determine feasibility;
- construction delays or cost overruns that may increase project costs;
- our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller, may fail to reveal various liabilities or defects or identify necessary repairs until after the property is acquired, which could reduce the cash flow from the property or increase our acquisition costs;
- financing risks;
- the failure to meet anticipated occupancy or rent levels;
- failure to receive required zoning, occupancy, land use and other governmental permits and authorizations and changes in applicable zoning and land use laws; and
- the consent of third parties such as tenants, mortgage lenders and joint venture partners may be required, and those consents may be difficult to obtain or be withheld.

In addition, if a project is delayed or if we are unable to lease designated space to anchor tenants, certain tenants may have the right to terminate their leases. If any of these situations occur, development costs for a project will increase, which will result in reduced returns, or even losses, from such investments. In deciding whether to acquire or develop a particular property, we make certain assumptions regarding the expected future performance of that property. If these new properties do not perform as expected, our financial performance will be adversely affected. In addition, the issuance of equity securities as consideration for any acquisitions could be substantially dilutive to our shareholders.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

As of December 31, 2007, a significant amount of our indebtedness was secured by our real estate assets. If a property or group of properties is mortgaged to secure payment of debt and we are unable to meet mortgage payments, the holder of the mortgage or lender could foreclose on the property, resulting in loss of our investment. Also, certain of these mortgages contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage.

Our financial covenants may restrict our operating and acquisition activities.

Our revolving credit facility contains certain financial and operating covenants, including, among other things, certain coverage ratios, as well as limitations on our ability to incur debt, make dividend payments, sell all or substantially all of our assets and engage in mergers and consolidations and certain acquisitions. These covenants may restrict our ability to pursue certain business initiatives or certain acquisition transactions. In addition, failure to meet any of the financial covenants could cause an event of default under and/or accelerate some or all of our indebtedness, which could have a material adverse effect on us.

Failure by any major tenant with leases in multiple locations to make rental payments to us, because of a deterioration of its financial condition or otherwise, could seriously harm our performance.

We derive the majority of our revenue from tenants who lease space from us at our properties. Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our tenants. Our leases generally do not contain provisions designed to ensure the creditworthiness of our tenants. At any time, our tenants may experience a downturn in their business that may significantly weaken their financial condition. As a result, our tenants may delay lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due, close a number of stores or declare bankruptcy. Any of these actions could result in the termination of the tenant's leases and the loss of rental income attributable to the terminated leases. In addition, lease terminations by a major tenant or non-owned anchor or a failure by that major tenant or non-owned anchor to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping centers under the terms of some leases. In that event, we may be unable to re-lease the vacated space at attractive rents or at all. The occurrence of any of the situations described above, particularly if it involves a substantial tenant or a non-owned anchor with ground leases in multiple locations, could seriously harm our performance. As of December 31, 2007, the five largest tenants in our operating portfolio in terms of annualized base rent were Lowe's Home Improvement, Circuit City, Publix, the State of Indiana, and Marsh Supermarkets, with annualized base rents for each representing 3.5%, 2.6%, 2.5%, 2.3%, and 2.2%, respectively, of our total annualized base rent.

We may be unable to collect balances due from any tenants in bankruptcy.

We cannot assure you that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by or relating to one of our tenants or a lease guarantor would bar all efforts by us to collect pre-bankruptcy debts from that tenant or the lease guarantor, or their property, unless we receive an order permitting us to do so from the bankruptcy court. A tenant or lease guarantor bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. However, if a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims, and there are restrictions under bankruptcy laws that limit the amount of the claim we can make if a lease is rejected. As a result, it is likely that we will recover substantially less than the full value of any unsecured claims we hold from a tenant in bankruptcy.

Our current and future joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners' financial condition, any disputes that may arise between us and our joint venture partners and our exposure to potential losses from the actions of our joint venture partners.

As of December 31, 2007, we owned five of our operating properties through joint ventures, two of which were accounted for using the equity method as we do not exercise requisite control for consolidation treatment. For the twelve months ended December 31, 2007, the five properties represented approximately 7% of our annualized base rent. In addition, six of the properties in our development pipeline, representing approximately 6% of our annualized base rent as of December 31, 2007, and two properties in our visible shadow pipeline are currently owned through joint ventures, one of which was accounted for under the equity method as of December 31, 2007 as we do not exercise requisite control for consolidation treatment. We have also entered into an agreement with Prudential Real Estate Investors to pursue joint venture opportunities for the development and selected acquisition of community shopping centers in the United States. These joint ventures involve risks not present with respect to our wholly owned properties, including the following:

- we may share decision-making authority with our joint venture partners regarding major decisions affecting the ownership or operation of the joint venture and the joint venture property, such as the sale of the property or the making of additional capital contributions for the benefit of the property, which may prevent us from taking actions that are opposed by our joint venture partners;
- prior consent of our joint venture partners may be required for a sale or transfer to a third party of our interests in the joint venture, which restricts our ability to dispose of our interest in the joint venture;
- our joint venture partners might become bankrupt or fail to fund their share of required capital contributions, which may delay construction or development of a property or increase our financial commitment to the joint venture;

- our joint venture partners may have business interests or goals with respect to the property that conflict with our business interests and goals, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property;
- disputes may develop with our joint venture partners over decisions affecting the property or the joint venture, which may result in litigation or arbitration that would increase our expenses and distract our officers and/or trustees from focusing their time and effort on our business, and possibly disrupt the day-to-day operations of the property such as by delaying the implementation of important decisions until the conflict or dispute is resolved; and
- we may suffer losses as a result of the actions of our joint venture partners with respect to our joint venture investments and the activities of a joint venture could adversely affect our ability to qualify as a REIT, even though we may not control the joint venture.

In the future, we intend to co-invest with third parties through joint ventures that may involve similar or additional risks.

We face significant competition, which may impede our ability to renew leases or re-let space as leases expire, require us to undertake unbudgeted capital improvements, or impede our ability to make future developments or acquisitions or increase the cost of these developments or acquisitions.

We compete with numerous developers, owners and operators of retail shopping centers for tenants. These competitors include institutional investors, other REITs and other owner-operators of community and neighborhood shopping centers, some of which own or may in the future own properties similar to ours in the same submarkets in which our properties are located, but which have greater capital resources. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, results of operations, cash flow, trading price of our common shares and ability to satisfy our debt service obligations and to pay distributions to our shareholders may be adversely affected. As of December 31, 2007, leases were scheduled to expire on a total of approximately 3.9% of the space at our properties in 2008. In addition, increased competition for tenants may require us to make capital improvements to properties that we would not have otherwise planned to make. Any unbudgeted capital improvements we undertake may reduce cash available for distributions to shareholders.

We also face significant competition for development and acquisition opportunities. Many of our competitors have greater financial resources and a greater ability to borrow funds than we do to develop or acquire properties. Competition for investments may reduce the number of suitable investment opportunities available to us and may have the effect of increasing development or acquisition costs and/or reducing the rents we can charge and, as a result, adversely affect our operating results. The current market for acquisitions is extremely competitive.

We may not be successful in identifying suitable development projects or acquisitions that meet our criteria, which may impede our growth.

A central part of our business strategy is expansion through development projects and acquisitions, which requires us to identify suitable development or acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable real estate properties or other assets that meet our development or acquisition criteria or in completing developments, acquisitions or investments on satisfactory terms. Failure to identify or complete developments or acquisitions could slow our growth, which could in turn adversely affect our operations.

Redevelopment activities may be delayed or otherwise may not perform as expected.

We are currently pursuing the redevelopment of our Glendale Town Center and Shops at Eagle Creek properties. We expect to redevelop certain of our other properties in the future. In connection with any redevelopment of our properties, we will bear certain risks, including the risk of construction delays or cost overruns that may increase project costs and make a project uneconomical, the risk that occupancy or rental rates at a completed project will not be sufficient to enable us to pay operating expenses or earn the targeted rate of return on investment, and the risk of incurrence of predevelopment costs in connection with projects that are not pursued to completion. In addition, various tenants may have the right to withdraw from a property if a development and/or redevelopment project is not completed on time. In the case of a redevelopment project, consents may be required from various tenants in order to redevelop a center. In the case of an unsuccessful redevelopment project, our entire investment could be at risk for loss.

We may not be able to sell properties when appropriate and could, under certain circumstances, be required to pay certain tax indemnities related to the properties we sell.

Real estate property investments generally cannot be sold quickly. In connection with our formation at the time of our IPO, we entered into an agreement that restricts our ability, prior to December 31, 2016, to dispose of six of our properties in taxable transactions and limits the amount of gain we can trigger with respect to certain other properties without incurring reimbursement obligations owed to certain limited partners of our Operating Partnership. We have agreed that if we dispose of any interest in six specified properties in a taxable transaction before December 31, 2016, we will indemnify the contributors of those properties for their tax liabilities attributable to the built-in gain that exists with respect to such property interest as of the time of our IPO (and tax liabilities incurred as a result of the reimbursement payment). The six properties to which our tax indemnity obligations relate represented approximately 19% of our annualized base rent in the aggregate as of December 31, 2007. These six properties are International Speedway Square, Shops at Eagle Creek, Whitehall Pike, Ridge Plaza Shopping Center, Thirty South and Market Street Village. We also agreed to limit the aggregate gain certain limited partners of our Operating Partnership would recognize, with respect to certain other contributed properties through December 31, 2016, to not more than $48 million in total, with certain annual limits, unless we reimburse them for the taxes attributable to the excess gain (and any taxes imposed on the reimbursement payments), and to take certain other steps to help them avoid incurring taxes that were deferred in connection with the formation transactions.

The agreement described above is extremely complicated and imposes a number of procedural requirements on us, which makes it more difficult for us to ensure that we comply with all of the various terms of the agreement and therefore creates a greater risk that we may be required to make an indemnity payment. The complicated nature of this agreement also might adversely impact our ability to pursue other transactions, including certain kinds of strategic transactions and reorganizations.

Also, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may be unable to adjust our portfolio mix promptly in response to market conditions, which may adversely affect our financial position. In addition, we will be subject to income taxes on gains from the sale of any properties owned by any taxable REIT subsidiary.

Our performance and value are subject to risks associated with real estate assets and with the real estate industry.

Our ability to make expected distributions to our shareholders depends on our ability to generate substantial revenues from our properties. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

- adverse changes in the national, regional and local economic climate, particularly in: Indiana, where approximately 36.3% of our owned square footage and 36.8% of our total annualized base rent is located; Florida, where approximately 25.6% of our owned square footage and 24.1% of our total annualized base rent is located; and Texas, where approximately 19.3% of our owned square footage and 19.4% of our total annualized base rent is located;
- local oversupply, increased competition or reduction in demand for space;
- inability to collect rent from tenants;
- vacancies or our inability to rent space on favorable terms;
- decreased attractiveness of our properties to tenants;
- changes in market rental rates;
- inability to finance property development, tenant improvements and acquisitions on favorable terms;

- increased operating costs, including costs incurred for maintenance, insurance premiums, utilities and real estate taxes;
- the need to periodically fund the costs to repair, renovate and re-let space;
- weather conditions that may increase or decrease energy costs and other weather-related expenses;
- costs of complying with changes in governmental regulations, including those governing usage, zoning, the environment and taxes;
- civil unrest, acts of terrorism, earthquakes, hurricanes and other national disasters or acts of God that may result in underinsured or uninsured losses;
- the relative illiquidity of real estate investments;
- changing demographics; and
- changing traffic patterns.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which would adversely affect our financial condition, results of operations, cash flow, per share trading price of our common shares and ability to satisfy our debt service obligations and to make distributions to our shareholders.

Potential losses may not be covered by insurance.

We do not carry insurance for generally uninsurable losses such as loss from riots, war or acts of God, and, in some cases, flooding. Some of our policies, such as those covering losses due to terrorism and floods, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses. If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it impractical or undesirable to use insurance proceeds to replace a property after it has been damaged or destroyed. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

Insurance coverage on our properties may be expensive or difficult to obtain, exposing us to potential risk of loss.

In the future, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts, environmental liabilities, or other catastrophic events including hurricanes and floods, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could seriously disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Events such as these could adversely affect our results of operations and our ability to meet our obligations.

Rising operating expenses could reduce our cash flow and funds available for future distributions.

Our existing properties and any properties we develop or acquire in the future are and will be subject to operating risks common to real estate in general, any or all of which may negatively affect us. The expenses of owning and operating properties are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the properties. As a result, if any property is not fully occupied or if rents are being paid in an amount that is insufficient to cover operating expenses, we could be required to expend funds for that property's operating expenses. The properties will be subject to increases in real estate and other tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses.

We could incur significant costs related to government regulation and environmental matters.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at a property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership, operation and management of real properties, we are potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property. We may also be liable to third parties for damage and injuries resulting from environmental contamination emanating from the real estate.

Some of the properties in our portfolio contain, may have contained or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. These operations may have released, or have the potential to release, such substances into the environment. In addition, some of our properties have tenants that may use hazardous or toxic substances in the routine course of their businesses. In general, these tenants have covenanted in their leases with us to use these substances, if any, in compliance with all environmental laws and have agreed to indemnify us for any damages that we may suffer as a result of their use of such substances. However, these lease provisions may not fully protect us in the event that a tenant becomes insolvent. Finally, one of our properties has contained asbestos-containing building materials, or ACBM, and another property may have contained such materials based on the date of its construction. Environmental laws require that ACBM be properly managed and maintained, and may impose fines and penalties on building owners or operators for failure to comply with these requirements. The laws also may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Our properties must also comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are public accommodations as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants.

Our efforts to identify environmental liabilities may not be successful.

We test our properties for compliance with applicable environmental laws on a limited basis. We cannot assure you that:

- existing environmental studies with respect to our properties reveal all potential environmental liabilities;
- any previous owner, occupant or tenant of one of our properties did not create any material environmental condition not known to us;
- the current environmental condition of our properties will not be affected by tenants and occupants, by the condition of nearby properties, or by other unrelated third parties; or
- future uses or conditions (including, without limitation, changes in applicable environmental laws and regulations or the interpretation thereof) will not result in environmental liabilities.

Inflation may adversely affect our financial condition and results of operations.

Most of our leases contain provisions requiring the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance. However, increased inflation could have a more pronounced negative impact on our mortgage and debt interest and general and administrative expenses, as these costs could increase at a rate higher than our rents. Also, inflation may adversely affect tenant leases with stated rent increases, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending, which could impact our tenants' sales and, in turn, our overage rents, where applicable.

Our share price could be volatile and could decline, resulting in a substantial or complete loss on our shareholders' investment.

The stock markets (including The New York Stock Exchange (NYSE), on which we list our common shares) have experienced significant price and volume fluctuations. The market price of our common shares could be similarly volatile, and investors in our common shares may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. Among the market conditions that may affect the market price of our publicly traded securities are the following:

- our financial condition and operating performance and the performance of other similar companies;
- actual or anticipated differences in our quarterly operating results;
- changes in our revenues or earnings estimates or recommendations by securities analysts;
- publication by securities analysts of research reports about us or our industry;
- additions and departures of key personnel;
- strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;
- the reputation of REITs generally and the reputation of REITs with portfolios similar to ours;
- the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies);
- an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for our shares;
- the passage of legislation or other regulatory developments that adversely affect us or our industry;
- speculation in the press or investment community;
- actions by institutional shareholders or hedge funds;
- changes in accounting principles;
- terrorist acts; and
- general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

A substantial number of common shares eligible for future sale could cause our common share price to decline significantly.

If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our common shares in the public market, the market price of our common shares could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of December 31, 2007, we had outstanding 28,981,594 common shares. Of these shares, approximately 27,584,000 are freely tradable, the remainder of which are mostly held by our "affiliates," as that term is defined by Rule 144 under the Securities Act. In addition, approximately 8.3 million units of our Operating Partnership are owned by certain of our executive officers and other individuals, and are redeemable by the holder for cash or, at our election, common shares. Pursuant to registration rights of certain of our executive officers and other individuals, we filed a registration statement with the SEC in August 2005 to register 9,115,149 common shares issued (or issuable upon redemption of units in our Operating Partnership) in our formation transactions. As units are redeemed for common shares, the market price of our common shares could drop significantly if the holders of such shares sell them or are perceived by the market as intending to sell them.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

Our organizational documents contain provisions that generally would prohibit any person (other than members of the Kite family who, as a group, are currently allowed to own up to 21.5% of our outstanding common shares) from beneficially owning more than 7% of our outstanding common shares (or up to 9.8% in the case of certain designated investment entities, as defined in our declaration of trust), which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our shares or otherwise benefit our shareholders.

Our organizational documents contain provisions that may have an anti-takeover effect and inhibit a change in our management.

(1) *There are ownership limits and restrictions on transferability in our declaration of trust.* In order for us to qualify as a REIT, no more than 50% of the value of our outstanding shares may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year. To make sure that we will not fail to satisfy this requirement and for anti-takeover reasons, our declaration of trust generally prohibits any shareholder (other than an excepted holder or certain designated investment entities, as defined in our declaration of trust) from owning (actually, constructively or by attribution), more than 7% of the value or number of our outstanding common shares. Our declaration of trust provides an excepted holder limit that allows members of the Kite family (Al Kite, John Kite and Paul Kite, their family members and certain entities controlled by one or more of the Kites), as a group, to own more than 7% of our outstanding common shares, so long as, under the applicable tax attribution rules, no one excepted holder treated as an individual would hold more than 21.5% of our common shares, no two excepted holders treated as individuals would own more than 28.5% of our common shares, no three excepted holders treated as individuals would own more than 35.5% of our common shares, no four excepted holders treated as individuals would own more than 42.5% of our common shares, and no five excepted holders treated as individuals would own more than 49.5% of our common shares. Currently, one of the excepted holders would be attributed all of the common shares owned by each other excepted holder and, accordingly, the excepted holders as a group would not be allowed to own in excess of 21.5% of our common shares. If at a later time, there were not one excepted holder that would be attributed all of the shares owned by the excepted holders as a group, the excepted holder limit would not permit each excepted holder to own 21.5% of our common shares. Rather, the excepted holder limit would prevent two or more excepted holders who are treated as individuals under the applicable tax attribution rules from owning a higher percentage of our common shares than the maximum amount of common shares that could be owned by any one excepted holder (21.5%), plus the maximum amount of common shares that could be owned by any one or more other individual common shareholders who are not excepted holders (7%). Certain entities that are defined as designated investment entities in our declaration of trust, which generally includes pension funds, mutual funds, and certain investment management companies, are permitted to own up to 9.8% of our outstanding common shares, so long as each beneficial owner of the shares owned by such designated investment entity would satisfy the 7% ownership limit if those beneficial owners owned directly their proportionate share of the common shares owned by the designated investment entity. Our board of trustees may waive the 7% ownership limit or the 9.8% designated investment entity limit for a shareholder that is not an individual if such shareholder provides information and makes representations to the board that are satisfactory to the board, in its reasonable discretion, to establish that such person's ownership in excess of the 7% limit or the 9.8% limit, as applicable, would not jeopardize our qualification as a REIT. In addition, our declaration of trust contains certain other ownership restrictions intended to prevent us from earning income from related parties if such income would cause us to fail to comply with the REIT gross income requirements. The various ownership restrictions may:

- discourage a tender offer or other transactions or a change in management or control that might involve a premium price for our shares or otherwise be in the best interests of our shareholders; or
- compel a shareholder who has acquired our shares in excess of these ownership limitations to dispose of the additional shares and, as a result, to forfeit the benefits of owning the additional shares. Any acquisition of our common shares in violation of these ownership restrictions will be void *ab initio* and will result in automatic transfers of our common shares to a charitable trust, which will be responsible for selling the common shares to permitted transferees and distributing at least a portion of the proceeds to the prohibited transferees.

(2) *Our declaration of trust permits our board of trustees to issue preferred shares with terms that may discourage a third party from acquiring us.* Our declaration of trust permits our board of trustees to issue up to 40,000,000 preferred shares, having those preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of redemption as determined by our board. Thus, our board could authorize the

issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of our shares might receive a premium for their shares over the then-prevailing market price of our shares. In addition, any preferred shares that we issue likely would rank senior to our common shares with respect to payment of distributions, in which case we could not pay any distributions on our common shares until full distributions were paid with respect to such preferred shares.

(3) *Our declaration of trust and bylaws contain other possible anti-takeover provisions.* Our declaration of trust and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change in control of our company or the removal of existing management and, as a result, could prevent our shareholders from being paid a premium for their common shares over the then-prevailing market prices. These provisions include advance notice requirements for shareholder proposals and our board of trustees' power to reclassify shares and issue additional common shares or preferred shares and the absence of cumulative voting rights.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of Maryland law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common shares with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination moratorium/fair price" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested shareholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes stringent fair price and super-majority shareholder voting requirements on these combinations; and
- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares" from a party other than the issuer) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two thirds of all the votes entitled to be cast on the matter, excluding all interested shares, and are subject to redemption in certain circumstances.

We have opted out of these provisions of Maryland law. However, our board of trustees may opt to make these provisions applicable to us at any time.

Certain officers and trustees may have interests that conflict with the interests of shareholders.

Certain of our officers and members of our board of trustees own limited partnership units in our Operating Partnership. These individuals may have personal interests that conflict with the interests of our shareholders with respect to business decisions affecting us and our Operating Partnership, such as interests in the timing and pricing of property sales or refinancings in order to obtain favorable tax treatment. As a result, the effect of certain transactions on these unit holders may influence our decisions affecting these properties.

Certain members of our executive management team have outside business interests that could require time and attention.

Certain members of our executive management team own interests in properties that are not part of our Company. These properties include a 243-room Indianapolis luxury hotel and condominium development that opened in 2006 and various outlots and land parcels that are held for sale. In some cases, one or more of these individuals or their affiliates will have certain management and fiduciary obligations that may conflict with such person's responsibilities as an officer or trustee of our company and may adversely affect our operations.

Departure or loss of our key officers could have an adverse effect on us.

Our future success depends, to a significant extent, upon the continued services of our existing executive officers. Our executive officers' experience in real estate acquisition, development and finance are critical elements of our future success. We have employment agreements with each of our executive officers that provided for an initial term that ended in December 2007, with automatic one-year renewals unless either we or the officer elects not to renew the agreement. Each of these agreements was renewed through December 31, 2008. If one or more of our key executives were to die, become disabled or otherwise leave the company's employ, we may not be able to replace this person with an executive officer of equal skill, ability, and industry expertise. Until suitable replacements personnel could be identified and hired, our operations and financial condition could be impaired.

We depend on external capital.

To qualify as a REIT, we will be required to distribute to our shareholders each year at least 90% of our net taxable income excluding net capital gains. In order to eliminate federal income tax, we will be required to distribute annually 100% of our net taxable income, including capital gains. Because of these distribution requirements, we likely will not be able to fund all future capital needs, including capital for property development and acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms, if at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings and our ability to qualify as a REIT for federal income tax purposes.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests that an ordinarily prudent person in a like position would use under similar circumstances. Our declaration of trust and bylaws require us to indemnify our trustees and officers for actions taken by them in those capacities to the extent permitted by Maryland law. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist under common law. Accordingly, in the event that actions taken in good faith by any of our trustees or officers impede the performance of our company, our shareholders' ability to recover damages from such trustee or officer will be limited.

Our shareholders have limited ability to prevent us from making any changes to our policies that they believe could harm our business, prospects, operating results or share price.

Our board of trustees has adopted policies with respect to certain activities. These policies may be amended or revised from time to time at the discretion of our board of trustees without a vote of our shareholders. This means that our shareholders will have limited control over changes in our policies. Such changes in our policies intended to improve, expand or diversify our business may not have the anticipated effects and consequently may adversely affect our business and prospects, results of operations and share price.

TAX RISKS

Failure of our company to qualify as a REIT would have serious adverse consequences to us and our shareholders.

We believe that we have qualified for taxation as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2004. We intend to continue to meet the requirements for qualification and taxation as a REIT, but we cannot assure shareholders that we will qualify as a REIT. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this Annual Report on Form 10-K are not binding on the IRS or any court. As a REIT, we generally will not be subject to federal income tax on our income that we distribute currently to our shareholders. Many of the REIT requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from specific passive sources, such as rent, that are itemized in the REIT tax laws. In addition, to qualify as a REIT, we cannot own specified amounts of debt and equity securities of some issuers. We also are required to distribute to our shareholders with respect to each year at least 90% of our REIT taxable income (excluding capital gains). The fact that we hold substantially all of our assets through our Operating Partnership and its subsidiaries and joint ventures further complicates the application of the REIT requirements for us. Even a technical or inadvertent mistake could jeopardize our REIT status and, given the highly complex nature of the rules governing REITs and the ongoing importance of factual determinations, we cannot provide any assurance that we will continue to qualify as a REIT. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult, or impossible, for us to remain qualified as a REIT.

If we fail to qualify as a REIT for federal income tax purposes, and are unable to avail ourselves of certain savings provisions set forth in the Internal Revenue Code, we would be subject to federal income tax at regular corporate rates. As a taxable corporation, we would not be allowed to take a deduction for distributions to shareholders in computing our taxable income or pass through long term capital gains to individual shareholders at favorable rates. We also could be subject to the federal alternative minimum tax and possibly increased state and local taxes. We would not be able to elect to be taxed as a REIT for four years following the year we first failed to qualify unless the IRS were to grant us relief under certain statutory provisions. If we failed to qualify as a REIT, we would have to pay significant income taxes, which would reduce our net earnings available for investment or distribution to our shareholders. If we fail to qualify as a REIT, such failure would cause an event of default under our credit facility and may adversely affect our ability to raise capital and to service our debt. This likely would have a significant adverse effect on our earnings and the value of our securities. In addition, we would no longer be required to pay any distributions to shareholders. If we fail to qualify as a REIT for federal income tax purposes and are able to avail ourselves of one or more of the statutory savings provisions in order to maintain our REIT status, we would nevertheless be required to pay penalty taxes of $50,000 or more for each such failure.

We will pay some taxes even if we qualify as a REIT.

Even if we qualify as a REIT for federal income tax purposes, we will be required to pay certain federal, state and local taxes on our income and property. For example, we will be subject to income tax to the extent we distribute less than 100% of our REIT taxable income (including capital gains). Additionally, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. Moreover, if we have net income from "prohibited transactions," that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. While we will undertake sales of assets if those assets become inconsistent with our long-term strategic or return objectives, we do not believe that those sales should be considered prohibited transactions, but there can be no assurance that the IRS would not contend otherwise. The need to avoid prohibited transactions could cause us to forego or defer sales of properties that our predecessors otherwise would have sold or that it might otherwise be in our best interest to sell.

In addition, any net taxable income earned directly by our taxable REIT subsidiaries, or through entities that are disregarded for federal income tax purposes as entities separate from our taxable REIT subsidiaries, will be subject to federal and possibly state corporate income tax. We have elected to treat Kite Realty Holdings, LLC as a taxable REIT subsidiary, and we may elect to treat other subsidiaries as taxable REIT subsidiaries in the future. In this regard, several provisions of the laws applicable to REITs and their subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives or on some deductions taken by the taxable REIT subsidiaries if the economic arrangements between the REIT, the REIT's tenants, and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties. Finally, some state and local jurisdictions may tax some of our income even though as a REIT we are not subject to federal income tax on that income because not all states and localities treat REITs the same as they are treated for federal income tax purposes. To the extent that we and our affiliates are required to pay federal, state and local taxes, we will have less cash available for distributions to our shareholders.

ITEM 1.B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Retail Operating Properties

As of December 31, 2007, we owned interests in a portfolio of 50 retail operating properties totaling approximately 7.4 million square feet of gross leasable area ("GLA") (including non-owned anchor space). The following tables set forth more specific information with respect to the Company's retail operating properties as of December 31, 2007:

OPERATING RETAIL PROPERTIES - TABLE I

Property[1,2]	State	MSA	Year Built/ Renovated	Year Added to Operating Portfolio	Acquired, Redeveloped, or Developed	Total GLA[2]	Owned GLA[2]	Percentage of Owned GLA Leased[3]
Tarpon Springs Plaza	FL	Naples	2007	2007	Developed	276,346	82,546	100.0%
Estero Town Commons	FL	Naples	2006	2007	Developed	206,600	25,600	75.8%
International Speedway Square	FL	Daytona	1999	1999	Developed	233,901	220,901	98.2%
King's Lake Square	FL	Naples	1986	2003	Acquired	85,497	85,497	87.0%
Wal-Mart Plaza	FL	Gainesville	1970	2004	Acquired	177,826	177,826	97.6%
Waterford Lakes Village	FL	Orlando	1997	2004	Acquired	77,948	77,948	97.6%
Eagle Creek Lowe's	FL	Naples	2006	2006	Developed	165,000	—	*
Pine Ridge Crossing	FL	Naples	1993	2006	Acquired	258,874	105,515	97.1%
Riverchase	FL	Naples	1991/2001	2006	Acquired	78,340	78,340	100.0%
Courthouse Shadows	FL	Naples	1987/1999	2006	Acquired	134,867	134,867	95.3%
Circuit City Plaza	FL	Ft. Lauderdale	2004	2004	Developed	405,906	45,906	91.5%
Indian River Square	FL	Vero Beach	1997/2004	2005	Acquired	379,246	144,246	100.0%
Bolton Plaza[4]	FL	Jacksonville	1986	2005	Acquired	172,938	172,938	94.7%
Publix Center at Panola	GA	Atlanta	2001	2004	Acquired	73,079	73,079	98.4%
Publix at Acworth	GA	Atlanta	1996	2004	Acquired	69,628	69,628	98.0%
Kedron Village	GA	Atlanta	2006	2006	Developed	282,125	157,408	86.4%
Silver Glen Crossing	IL	Chicago	2002	2004	Acquired	138,265	132,716	89.2%
Fox Lake Crossing	IL	Chicago	2002	2005	Acquired	99,072	99,072	90.9%
Beacon Hill Shopping Center – I	IN	Crown Point	2006	2007	Developed	108,661	38,161	83.7%
Cool Creek Commons	IN	Indianapolis	2005	2005	Developed	137,107	124,578	100.0%
Boulevard Crossing	IN	Kokomo	2004	2004	Developed	213,696	123,696	96.3%
Traders Point	IN	Indianapolis	2005	2005	Developed	348,835	279,558	94.9%
Traders Point II	IN	Indianapolis	2005	2005	Developed	46,600	46,600	61.4%
Hamilton Crossing	IN	Indianapolis	1999	2004	Acquired	87,424	82,424	100.0%
Fishers Station[5]	IN	Indianapolis	1989	2004	Acquired	114,457	114,457	82.4%
Whitehall Pike	IN	Bloomington	1999	1999	Developed	128,997	128,997	100.0%
The Centre[6]	IN	Indianapolis	1986	1986	Developed	80,689	80,689	91.6%
The Corner Shops	IN	Indianapolis	1984/2003	1984	Developed	42,545	42,545	97.1%
Stoney Creek Commons	IN	Indianapolis	2000	2000	Developed	189,527	49,330	100.0%
Greyhound Commons	IN	Indianapolis	2005	2005	Developed	153,187	—	*
Weston Park, Phase I	IN	Indianapolis	2005	2005	Developed	12,200	—	*
Geist Pavilion	IN	Indianapolis	2006	2006	Developed	64,114	64,114	97.2%
Zionsville Place	IN	Indianapolis	2006	2006	Developed	12,400	12,400	90.3%
Red Bank Commons	IN	Evansville	2005	2006	Developed	324,308	34,308	69.8%
Martinsville Shops	IN	Martinsville	2005	2005	Developed	10,986	10,986	100.0%
50 South Morton	IN	Indianapolis	1999	1999	Developed	2,000	2,000	100.0%
Ridge Plaza	NJ	Oak Ridge	2002	2003	Acquired	115,088	115,088	96.9%
Eastgate Pavilion	OH	Cincinnati	1995	2004	Acquired	236,230	236,230	100.0%
Cornelius Gateway Build-to-Suit	OR	Portland, OR	2006	2007	Developed	35,800	21,000	46.4%
The Shops at Otty[7]	OR	Portland	2004	2004	Developed	154,845	9,845	89.6%
Plaza at Cedar Hill	TX	Dallas	2000	2004	Acquired	299,847	299,847	99.3%
Sunland Towne Centre	TX	El Paso	1996	2004	Acquired	312,450	307,474	92.1%
Galleria Plaza[8]	TX	Dallas	2002	2004	Acquired	44,306	44,306	100.0%
Cedar Hill Village	TX	Dallas	2002	2004	Acquired	139,092	44,262	94.2%
Preston Commons	TX	Dallas	2002	2002	Developed	142,539	27,539	92.5%
Burlington Coat Factory[9]	TX	San Antonio	1992/2000	2000	Redeveloped	107,400	107,400	100.0%
Plaza Volente	TX	Austin	2004	2005	Acquired	160,333	156,333	98.1%
Market Street Village	TX	Hurst	1970/2004	2005	Acquired	164,125	157,125	100.0%
50th & 12th	WA	Seattle	2004	2004	Developed	14,500	14,500	100.0%
Four Corner Square	WA	Seattle	1985	2004	Acquired	73,099	73,099	82.3%
TOTAL						7,392,845	4,732,924	94.8%

Operating Retail Properties - Table I (continued)

- * Property consists of ground leases only and no Owned GLA. As of December 31, 2007, the following were leased: Eagle Creek Lowe's – single ground lease property; Greyhound Commons – two of four outlots leased; and Weston Park Phase I –one of two outlots leased.

1 All properties are wholly owned, except as indicated. Unless otherwise noted, each property is owned in fee simple by the Company.

2 Owned GLA represents gross leasable area that we own. Total GLA includes Owned GLA, square footage attributable to non-owned anchor space, and non-owned structures on ground leases.

3 Percentage of Owned GLA Leased reflects Owned GLA/NRA leased as of December 31, 2007, except for Greyhound Commons, Weston Park Phase I and Eagle Creek Lowe's (see *).

4 We acquired a 99.9% interest in this property through a joint venture with a third party that manages the property. At the current time, we receive 85% of the cash flow from the property, a percentage that may decrease under certain circumstances.

5 This property is divided into two parcels: a grocery store and small shops. We own a 25% interest in the small shops parcel through a joint venture and a 100% interest in the grocery store. The joint venture partner is entitled to an annual preferred payment of $96,000. All remaining cash flow is distributed to us.

6 We own a 60% interest in this property through a joint venture with a third party that manages the property.

7 We do not own the land at this property. It has leased the land pursuant to two ground leases that expire in 2017. We have six five-year options to renew this lease.

8 We do not own the land at this property. It has leased the land pursuant to a ground lease that expires in 2027. We have five five-year renewal options.

9 We do not own the land at this property. It has leased the land pursuant to a ground lease that expires in 2012. We have six five-year renewal options and a right of first refusal to purchase the land.

OPERATING RETAIL PROPERTIES – TABLE II

Property	State	MSA	Encumbrances	Annualized Base Rent Revenue	Annualized Ground Lease Revenue	Annualized Total Retail Revenue[1]	Percentage of Annualized Total Retail Revenue	Base Rent Per Leased Owned GLA[2]	Major Tenants and Non-Owned Anchors[3]
Tarpon Springs Plaza	FL	Naples	$ 20,000,000	$ 1,864,536	$ 228,828	$ 2,093,364	3.39%	$ 22.59	Cost Plus, AC Moore, Staples, Target (non-owned)
Estero Town Commons	FL	Naples	17,736,222	563,603	981,000	1,544,603	2.50%	29.03	Lowe's Home Improvement
International Speedway Square	FL	Daytona	19,183,198	2,439,852	362,900	2,802,752	4.54%	11.25	Bed, Bath & Beyond, Circuit City, Stein Mart, Old Navy, Staples, Michaels
King's Lake Square	FL	Naples	—	1,032,519	—	1,032,519	1.67%	13.88	Publix
Wal-Mart Plaza	FL	Gainesville	—	911,463	—	911,463	1.48%	5.25	Books-A-Million,Save-A-Lot, Wal-Mart
Waterford Lakes Village	FL	Orlando	—	904,042	—	904,042	1.46%	11.89	Winn-Dixie
Eagle Creek Lowe's	FL	Naples	—	—	800,000	800,000	1.30%	—	Lowe's Home Improvement
Pine Ridge Crossing	FL	Naples	17,500,000	1,621,957	—	1,621,957	2.63%	15.82	Publix, Target (non-owned), Beall's Dept Store (non-owned)
Riverchase	FL	Naples	10,500,000	1,127,433	—	1,127,433	1.83%	14.39	Publix
Courthouse Shadows	FL	Naples	—	1,389,344	—	1,389,344	2.25%	10.81	Albertson's, Office Max
Circuit City Plaza	FL	Ft. Lauderdale	—	817,202	—	817,202	1.32%	19.46	Circuit City, Lowe's (non-owned), Wal-Mart (non-owned)
Indian River Square	FL	Vero Beach	13,300,000	1,484,543	—	1,484,543	2.40%	10.29	Beall's Target (non-owned), Lowes (non-owned), Office Depot
Bolton Plaza[4]	FL	Jacksonville	—	1,088,087	—	1,088,087	1.76%	6.65	Wal-Mart
Publix Center at Panola	GA	Atlanta	4,006,861	832,970	—	832,970	1.35%	11.59	Publix
Publix at Acworth	GA	Atlanta	—	795,723	—	795,723	1.29%	11.66	Publix
Kedron Village	GA	Atlanta	29,700,000	2,396,233	—	2,396,233	3.88%	17.63	Target (non-owned), Bed Bath & Beyond, Ross Dress for Less, Petco
Silver Glen Crossing	IL	Chicago	—	1,515,247	85,000	1,600,247	2.59%	12.80	Caputos
Fox Lake Crossing	IL	Chicago	11,728,026	1,282,165	—	1,282,165	2.08%	14.24	Dominick's Finer Foods
Beacon Hill Shopping Center – I	IN	Crown Point	11,074,807	545,097	60,000	605,097	0.98%	17.07	Strack & VanTil (non-owned)
Cool Creek Commons	IN	Indianapolis	18,000,000	2,099,569	85,500	2,185,069	3.54%	16.85	The Fresh Market, Stein Mart, Cardinal Fitness
Boulevard Crossing	IN	Kokomo	12,109,844	1,643,138	—	1,643,138	2.66%	13.80	PETCO, TJ Maxx, Kohl's (non-owned)
Traders Point	IN	Indianapolis	48,000,000	3,764,554	713,996	4,478,550	7.25%	14.20	Dick's Sporting Goods, Kerasotes, Marsh, Bed, Bath & Beyond, Michaels, Old Navy, Petsmart, Books A Million
Traders Point II	IN	Indianapolis	7,799,665	744,332	—	744,332	1.21%	26.02	
Hamilton Crossing	IN	Indianapolis	—	1,423,070	71,500	1,494,570	2.42%	17.27	Office Depot
Fishers Station	IN	Indianapolis	4,546,291	1,174,629	—	1,174,629	1.90%	12.45	Marsh
Whitehall Pike	IN	Bloomington	9,096,127	1,014,000	—	1,014,000	1.64%	7.86	Lowe's Home Improvement Center
The Centre[4,6]	IN	Indianapolis	—	973,558	—	973,558	1.58%	12.93	Osco Drug
The Corner Shops	IN	Indianapolis	1,731,369	562,734	—	562,734	0.91%	13.62	Hancock Fabrics
Stoney Creek Commons	IN	Indianapolis	—	464,755	—	464,755	0.75%	9.42	Lowe's Home Improvement (non-owned), HH Gregg, Office Depot
Greyhound Commons	IN	Indianapolis	—	—	202,500	202,500	0.33%	—	Lowe's Home Improvement Center (non-owned)
Weston Park, Phase I	IN	Indianapolis	—	—	85,000	85,000	0.14%	—	
Geist Pavilion	IN	Indianapolis	11,125,000	1,070,552	—	1,070,552	1.73%	17.17	Partytree Superstore, Ace Hardware
Zionsville Place	IN	Indianapolis	—	232,612	—	232,612	0.38%	20.77	
Red Bank Commons	IN	Evansville	4,798,797	359,484	—	359,484	0.57%	15.01	Wal-Mart (non-owned), HomeDepot (non-owned)
Martinsville Shops	IN	Martinsville	—	156,827	—	156,827	0.25%	14.28	Walgreens (non-owned)
50 South Morton	IN	Indianapolis	—	114,000	—	114,000	0.18%	57.00	
Ridge Plaza	NJ	Oak Ridge	16,223,164	1,834,049	—	1,834,049	2.97%	16.44	A&P, CVS

OPERATING RETAIL PROPERTIES – TABLE II (continued)

Property	State	MSA	Encumbrances	Annualized Base Rent Revenue	Annualized Ground Lease Revenue	Annualized Total Retail Revenue[1]	Percentage of Annualized Total Retail Revenue	Base Rent Per Leased Owned GLA[2]	Major Tenants and Non-Owned Anchors[3]
Eastgate Pavilion	OH	Cincinnati	$ —	$ 2,366,522	$ —	$ 2,366,522	3.83%	$ 10.02	Best Buy, Dick's Sporting Goods, Value City Furniture
Cornelius Gateway	OR	Portland	—	186,748	—	186,748	0.30%	19.18	Fedex/Kinkos
The Shops at Otty	OR	Portland	—	249,665	122,500	372,165	0.60%	28.29	Wal-Mart (non-owned)
Plaza at Cedar Hill	TX	Dallas	26,344,517	3,602,891	—	3,602,891	5.83%	12.10	Hobby Lobby, Linens 'N Things, Marshalls
Sunland Towne Centre[5]	TX	El Paso	25,000,000	2,790,886	104,809	2,895,695	4.69%	9.86	HMY Roomstore, Kmart, Circuit City
Galleria Plaza	TX	Dallas	—	726,770	—	726,770	1.18%	16.40	Shoe Pavilion
Cedar Hill Village	TX	Dallas	—	673,085	—	673,085	1.09%	16.14	24 Hour Fitness, JC Penny (non-owned)
Preston Commons	TX	Dallas	4,456,670	626,422	—	626,422	1.01%	24.59	Lowe's Home Improvement (non-owned)
Burlington Coat Factory	TX	San Antonio	—	510,150	—	510,150	0.83%	4.75	Burlington Coat Factory
Plaza Volente	TX	Austin	28,680,000	2,394,827	100,000	2,494,827	4.04%	15.62	HEB Grocery
Market Street Village	TX	Hurst	—	2,048,458	115,700	2,164,158	3.50%	13.04	Circuit City, Jo-Ann Fabric, Ross Stores
50th & 12th	WA	Seattle	4,510,894	475,000	—	475,000	0.77%	32.76	Walgreens
Four Corner Square	WA	Seattle	—	753,866	—	753,866	1.22%	12.52	Johnson Hardware Store
TOTAL			**$ 377,151,452**	**$ 57,649,169**	**$ 4,119,233**	**$ 61,768,402**	**100.00%**	**$ 12.84**	

1 Annualized Base Rent represents the contractual rent for December 2007 for each applicable property, multiplied by 12. This table does not include Annualized Base Rent from development property tenants open for business as of December 31, 2007.

2 Owned GLA represents gross leasable area that we own, Total GLA includes Owned GLA, square footage attributable to non-owned anchor space and non-owned structures on ground leases.

3 Represents the three largest tenants that occupy at least 10,000 square feet of GLA at the property, including non-owned anchors.

4 A third party manages this property.

5 In January 2008, we entered into a lease termination agreement with Circuit City at Sunland Towne Centre. At December 31, 2007, annualized base rent revenue of Circuit City at this property was approximately $0.4 million, or approximately 0.6% of the total annualized base rent revenue of our operating and development properties. We are in the process of identifying a replacement tenant.

6 We own a 60% interest in this property through a joint venture. Our portion of debt encumbering the property is $2,265,817.

Commercial Properties

As of December 31, 2007, we owned interests in four operating commercial properties totaling approximately 563,000 square feet of net rentable area ("NRA") and an associated parking garage. The following sets forth more specific information with respect to the Company's commercial properties as of December 31, 2007:

OPERATING COMMERCIAL PROPERTIES

Property	MSA	Year Built/ Renovated	Acquired, Redeveloped or Developed	Encumbrances	Owned NRA	Percentage Of Owned NRA Leased	Annualized Base Rent[1]	Percentage of Annualized Commercial Base Rent	Base Rent Per Leased Sq. Ft.	Major Tenants
Indiana										
Thirty South[4]	Indianapolis	1905/2002	Redeveloped	$ 22,370,485	298,346	86.8%	$ 4,652,053	60.1%	$ 17.96	Indiana Supreme Court, City Securities, Kite Realty Group
Pen Products	Indianapolis	2003	Developed	—	85,875	100.0%	813,236	10.9%	9.47	Indiana Dept of Administration
Spring Mill Medical[2]	Indianapolis	1998/2002	Redeveloped	—	63,431	100.0%	1,466,603	19.7%	23.12	University Medical Diagnostic Associates, Indiana University Healthcare Associates
Union Station Parking Garage[3]	Indianapolis	1986	Acquired	—	N/A	N/A	N/A	N/A	N/A	Denison Parking
Indiana State Motorpool	Indianapolis	2004	Developed	3,978,684	115,000	100.0%	693,450	9.3%	6.03	Indiana Dept. of Administration
TOTAL				$ 26,349,169	562,652	93.0%	$ 7,625,342	100.0%	$ 14.57	

1 Annualized Base Rent represents the monthly contractual rent for December 2007 for each applicable property, multiplied by 12.

2 We own a 50% interest in this property through a joint venture with one of the tenants at this property. Our portion of debt encumbering the property is $5,915,288.

3 Annualized Base Rent for 2007 is approximately $500,000.

4 Annualized Base Rent includes $890,942 from the Company and subsidiaries as of December 31, 2007.

Retail Development/Redevelopment Properties

In addition to our operating retail properties, as of December 31, 2007, we owned 11 retail development/ redevelopment properties that are expected to contain approximately 1.8 million square feet of gross leasable area (including non-owned anchor space) upon completion. The following sets forth more specific information with respect to the Company's retail development properties as of December 31, 2007:

Current Development Projects	Company Ownership%[6]	MSA	Encumbrances	Actual/ Projected Opening Date[1]	Projected Owned GLA[2]	Projected Total GLA[3]	Percent of Owned GLA Occupied[7]	Percent of Owned GLA Pre-Leased/ Committed[5]	Total Estimated Project Cost[4]	Cost Incurred as of Dec. 31, 2007[4]	Major Tenants and Non-owned Anchors
Bayport Commons, FL	60%	Tampa	$ 18,024,852	Q4 2007	97,200	286,000	45.1%	87.3%	$ 27,300	$ 26,085	Michaels, PetSmart, Target (non-owned), Best Buy
Cobblestone Plaza, FL	50%	Ft. Lauderdale	21,868,702	Q4 2008	153,600	163,600	0.0%	75.1%	47,000	28,436	Whole Foods, Staples
Beacon Hill Shopping Center, IN – Phase II[11]	50%	Crown Point	—	Q4 2007	19,160	19,160	33.4%	33.4%	5,000	3,984	Strack & VanTil (non-owned), Walgreens (non-owned)
Bridgewater Marketplace I, IN	100%	Indianapolis	9,297,177	Q1 2007	26,000	50,820	17.3%	17.3%	11,300	11,000	Walgreens (non-owned)
54th & College, IN	100%	Indianapolis	—	Q4 2007	N/A	20,100	0.0%	100.0%	2,500	2,500	Fresh Market
Springmill Medical II, IN	50%	Carmel	—	Q4 2008	41,000	41,000	0.0%	100.0%	8,500	546	Medical Practice Groups
Naperville Marketplace, IL	100%	Chicago	10,397,550	Q4 2006	81,607	151,607	47.3%	82.4%	16,500	12,852	Caputo's Fresh Market (non-owned), TJ Maxx
Sandifur Plaza, WA (Build to suit for sale)	95%	Tri-Cities	—	Q4 2006	12,538	12,538	57.5%	82.5%	3,400	2,974	Walgreens (non-owned)
Gateway Shopping Center, WA	50%	Seattle	15,626,188	Q1 2007	83,000	289,000	43.4%	79.0%	24,300	21,712	Ross Stores, PetSmart, Kohl's (non-owned), Winco Foods (non-owned)
Subtotal – Current Development Projects			75,214,469		514,105	1,033,825	26.6%	76.9%	$ 145,800	$ 110,089	

Redevelopment Projects	Company Ownership %	MSA	Encumbrances	Existing Owned GLA	Projected Owned GLA[2]	Projected Total GLA[3]	Existing Owned GLA Leased	Projected Owned GLA Leased	Total Estimated Project Cost[4]	Major Tenants and Non-owned Anchors
Shops at Eagle Creek, FL[8,9]	100%	Naples	—	72,271	72,271	72,271	55.3%	55.3%	$ 3,500	Staples
Glendale Town Center, IN[8,10]	100%	Indianapolis	—	362,273	404,000	685,000	93.8%	84.1%	15,000	Macy's, Target (non-owned), Lowe's (non-owned), Kerasotes Theatre, Staples
Subtotal – Redevelopment Projects			$ 75,214,469	434,544	476,271	757,271			18,500	
Total Current Development/Redevelopment Projects					990,376	1,791,096			$ 164,300	

Retail Development/Redevelopment Properties (continued)

1 Opening Date is defined as the first date a tenant is open for business or a ground lease payment is made. Stabilization (i.e., 85% occupied) typically occurs within six to twelve months after the opening date.

2 Projected Owned GLA represents gross leasable area we project we will own. It excludes square footage that we project will be attributable to non-owned outlot structures on land owned by us and expected to be ground leased to tenants. It also excludes non-owned anchor space.

3 Projected Total GLA includes Projected Owned GLA, projected square footage attributable to non-owned outlot structures on land that we own, and non-owned anchor space that currently exists or is under construction.

4 Dollars in thousands. Reflects both the Company's and partners' share of costs.

5 Excludes outlot land parcels we own and ground lease to tenants. Includes leases under negotiation for approximately 16,259 square feet for which we have signed non-binding letters of intent.

6 We own the following development properties through joint ventures: Cobblestone Plaza (50%); Sandifur Plaza (95%); Beacon Hill (preferred return, then 50%); Gateway Shopping Center (preferred return, then 50% until internal rate of return threshold is reached and then 25%); Spring Mill Medical II (preferred return, then 50%) and Bayport Commons (preferred return, then 60%).

7 Includes tenants that have taken possession of their space or have begun paying rent.

8 This property has been removed from the operating portfolio statistics during its redevelopment.

9 We are in the process of re-tenanting the anchor space formerly occupied by Winn-Dixie with two junior box users. We have an executed lease with Staples for approximately one-half of the former grocery space.

10 Target Corporation acquired 10.5 acres in April 2007 and will anchor the redevelopment. We will construct approximately 62,000 square feet of new b-shop/professional office space and leasing activities have commenced. Existing tenants that will remain throughout the redevelopment process include Macy's, Kerasotes Theaters, Staples, Indianapolis-Marion Co. Public Library, OASIS, Lenscrafters, Taco Bell, and O'Charley's.

11 Beacon Hill Phase I was transferred to the operating portfolio in the third quarter of 2007 at a total cost of $12 million.

Other Development Activity

In addition to our current development pipeline, as displayed in the table above, we have a significant "visible shadow" development pipeline, which includes land parcels that are in the final stages of preparation for construction to commence. As of December 31, 2007, this visible shadow pipeline consisted of six projects that are expected to contain approximately 3.1 million square feet at a total estimated project cost of approximately $391.8 million.

Project	MSA	KRG Ownership %[2]	Encumbrances	Estimated Start Date	Estimated Total GLA[1]	Total Estimated Project Cost[1,5]	Cost Incurred as of Dec. 31, 2007[5]	Potential Tenancy
Parkside Town Commons, NC[3]	Raleigh	40%	$ —	TBD	1,500,000	$ 134,000	$ 51,433	Mixed Use Shopping Center
Delray Marketplace, FL	Delray Beach	50%	9,080,033	TBD	318,000	100,000	35,335	Grocery, Theater, Jr. Boxes, Shops, Restaurants
Eddy Street Commons Phase I, IN[7]	South Bend	100%	—	TBD	465,000	70,000	1,743	Retail, Apartments, Office
Maple Valley, WA[4]	Seattle	100%	—	TBD	156,000	36,000	7,825	Grocery, Hardware Store, Shops, Restaurants
Broadstone Station (Apex), NC	Raleigh	100%	—	TBD	345,000	25,600	17,026	Power Center
South Elgin Commons, IL	Chicago	100%	4,425,000	TBD	308,000	26,200	6,508	Power Center
Total Visible Shadow Pipeline			$ 13,505,033		3,092,000	391,800	$ 119,870	
Grand Total – All Development Activity[6]			$ 88,719,502			$ 556,100		

1 Total Estimated Cost and Estimated Total GLA based on preliminary site plans and includes non-owned anchor space that exists or is currently under construction.

2 We own the following development properties through joint ventures: Delray Marketplace (preferred return, then 50%) and Cobblestone Plaza (preferred return, then 50%).

3 In December 2006, Parkside Town Commons was acquired in a joint venture with Prudential Real Estate Investors. Our interest in this joint venture is currently 40% and will become 20% upon the commencement of construction. Our portion of debt encumbering this property at December 31, 2007 was $19,912,566.

4 "Total Estimated Cost" includes the acquisition cost of the Four Corner Square shopping center which is a component of the Maple Valley redevelopment.

5 Dollars in thousands. Reflects both the Company's and partners' share of costs.

6 Includes the Current Development Pipeline, Redevelopment Projects and the Visible Shadow Pipeline.

7 The total estimated cost of the initial phase includes retail, office, and multi-family. We intend to own 100% of the retail and office while utilizing a joint venture for the multi-family component.

Land Held for Future Development

As of December 31, 2007, we owned interests in land parcels comprising approximately 112 acres that may be used for future expansion of existing properties or development of new retail or commercial properties.

Tenant Diversification

No individual retail or commercial tenant accounted for more than 3.5% of the portfolio's annualized base rent for the year ended December 31, 2007 or 3.9% of total retail portfolio GLA as of December 31, 2007. The following table sets forth certain information for the largest 10 tenants and non-owned anchor tenants (based on total GLA) open for business or for which ground lease payments are being made at the Company's retail properties based on minimum rents in place as of December 31, 2007:

TOP 10 RETAIL TENANTS BY GROSS LEASABLE AREA

Tenant	Number of Locations	Total GLA	Number of Leases	Company Owned GLA[2]	Number of Anchor Owned Locations	Anchor Owned GLA[3]
Lowe's Home Improvement[1]	9	1,247,630	3	128,997	6	1,118,633
Wal-Mart	5	749,649	2	234,649	3	515,000
Target	5	536,732	0	0	5	536,732
Federated Department Stores	1	237,455	1	237,455	0	0
Publix	5	234,246	5	234,246	0	0
Home Depot	1	140,000	0	0	1	140,000
Circuit City[4]	4	132,347	4	132,347	0	0
Dick's Sporting Goods	2	126,672	2	126,672	0	0
Marsh Supermarkets	2	124,902	2	124,902	0	0
Ross Stores	4	118,374	4	118,374	0	0
Total	**38**	**3,648,007**	**23**	**1,337,642**	**15**	**2,310,365**

1 A ground lease with Lowe's was entered into during the first quarter of 2006. An estimated 165,000 square feet is included in Anchor Owned GLA to account for this property. Another ground lease with Lowe's was entered into during the second quarter of 2006. An estimated 163,000 square feet is included in Anchor Owned GLA to account for this property.

2 Excludes the estimated size of the structures located on land we own and ground lease to tenants.

3 Includes the estimated size of the structures located on land we own and ground lease to tenants.

4 In January 2008, we entered into a lease termination agreement with Circuit City at Sunland Towne Centre. At December 31, 2007, annualized base rent revenue of Circuit City at this property was approximately $0.4 million, or approximately 0.6% of the total annualized base rent revenue of our operating and development properties. We are in the process of identifying a replacement tenant.

The following table sets forth certain information for the largest 25 tenants open for business at the Company's retail and commercial properties based on minimum rents in place as of December 31, 2007:

TOP 25 TENANTS BY ANNUALIZED BASE RENT[1, 2]

Tenant	Type of Property	Number of Locations	Leased GLA/NRA[5]	% of Owned GLA/NRA of the Portfolio	Annualized Base Rent[1,2]	Annualized Base Rent per Sq. Ft.	% of Total Portfolio Annualized Base Rent
Lowe's Home Improvement[4]	Retail	3	128,997	2.2%	$ 2,564,000	$ 5.61	3.5%
Circuit City[6]	Retail	4	132,347	2.2%	1,930,190	14.58	2.6%
Publix	Retail	5	234,246	3.9%	1,837,588	7.84	2.5%
State of Indiana	Commercial	3	210,393	3.5%	1,668,492	7.93	2.3%
Marsh Supermarkets	Retail	2	124,902	2.1%	1,633,958	13.08	2.2%
Bed Bath & Beyond	Retail	4	109,296	1.8%	1,356,866	12.41	1.8%
Indiana Supreme Court	Commercial	1	75,488	1.3%	1,339,164	17.74	1.8%
Petsmart	Retail	4	98,258	1.6%	1,290,521	13.13	1.8%
Staples	Retail	4	90,102	1.5%	1,220,849	13.55	1.7%
Dick's Sporting Goods	Retail	2	126,672	2.1%	1,220,004	9.63	1.7%
Ross Stores	Retail	4	118,374	2.0%	1,210,784	10.23	1.6%
HEB Grocery Company	Retail	1	105,000	1.8%	1,155,000	11.00	1.6%
Office Depot	Retail	4	103,294	1.7%	1,058,350	10.25	1.4%
Wal-Mart	Retail	2	234,649	3.9%	930,927	3.97	1.3%
Kmart	Retail	1	110,875	1.9%	850,379	7.67	1.2%
University Medical Diagnostic Associates[3]	Commercial	1	32,256	0.5%	844,402	26.18	1.1%
Michaels	Retail	3	69,137	1.2%	825,616	11.94	1.1%
TJX Companies	Retail	3	88,550	1.5%	805,312	9.09	1.1%
Kerasotes Theaters[4]	Retail	2	43,050	0.7%	776,496	8.92	1.1%
Dominick's	Retail	1	65,977	1.1%	775,230	11.75	1.1%
City Securities Corporation	Commercial	1	38,810	0.7%	771,155	19.87	1.0%
The Great Atlantic & Pacific Tea Co.	Retail	1	58,732	1.0%	763,516	13.00	1.0%
Old Navy	Retail	3	64,868	1.1%	748,693	11.54	1.0%
Indiana University Health Care Assoc.[3]	Commercial	1	31,175	0.5%	622,202	19.96	0.8%
Petco	Retail	3	40,777	0.7%	595,944	14.61	0.8%
TOTAL			**2,536,225**	**42.5%**	**$ 28,795,638**	**$ 9.90**	**39.1%**

1 Annualized base rent represents the monthly contractual rent for December 2007 for each applicable tenant multiplied by 12.

2 Excludes tenants at development properties that are Build-to-Suits for sale.

3 Property held in unconsolidated joint venture. Annualized base rent is reflected at 100 percent.

4 Annualized Base Rent per Sq. Ft. is adjusted to account for the estimated square footage attributed to structures on land we own and ground lease to tenants.

5 Excludes the estimated size of the structures located on land we own and ground leased to tenants.

6 In January 2008, we entered into a lease termination agreement with Circuit City at Sunland Towne Centre. At December 31, 2007, annualized base rent revenue of Circuit City at this property was approximately $0.4 million, or approximately 0.6% of the total annualized base rent revenue of our operating and development properties. We are in the process of identifying a replacement tenant.

Geographic Information

The Company owns 50 operating retail properties, totaling approximately 4.7 million of owned square feet in nine states. As of December 31, 2007, the Company owned interests in four operating commercial properties, totaling approximately 563,000 square feet of net rentable area, and an associated parking garage. All of these commercial properties are located in the state of Indiana. The following table summarizes the Company's operating properties by state as of December 31, 2007:

	Number of Operating Properties[1]	Owned GLA/NRA[2]	Percent of Owned GLA/NRA	Total Number of Leases	Annualized Base Rent[3]	Percent of Annualized Base Rent	Annualized Base Rent per Leased Sq. Ft.
Indiana	23	2,164,518	36.3%	211	$ 25,358,437	36.8%	$ 12.60
• *Retail*	*18*	*1,601,866*	*27.0%*	*196*	*17,733,093*	*25.7%*	*11.90*
• *Commercial*	*5*	*562,652*	*9.3%*	*15*	*7,625,344*	*11.1%*	*14.57*
Florida	13	1,520,374	25.6%	185	16,589,417	24.1%	11.97
Texas	8	1,144,286	19.3%	90	13,373,490	19.4%	12.05
Illinois	2	264,788	4.5%	34	3,127,413	4.5%	12.95
New Jersey	1	115,088	1.9%	18	1,834,049	2.7%	16.44
Georgia	3	300,115	5.1%	57	4,024,926	5.8%	14.58
Washington	2	166,799	2.8%	26	1,851,384	2.7%	16.90
Ohio	1	236,230	4.0%	7	2,366,522	3.4%	10.02
Oregon	2	30,845	0.5%	9	436,413	0.6%	23.51
TOTAL	**55**	**5,943,043**	**100.0%**	**637**	**$ 68,962,051**	**100.0%**	**$ 12.53**

1 This table includes operating retail properties, operating commercial properties (including a parking garage), and development properties open for business or ground lease tenants who commenced paying rent as of December 31, 2007.

2 Owned GLA/NRA represents gross leasable area or net leasable area we own. It does not include 24 parcels or outlots owned by the Company and ground leased to tenants, which contain 24 non-owned structures totaling approximately 487,253 square feet. It also excludes the square footage of Union Station Parking Garage.

3 Annualized Base Rent excludes $4,119,233 in annualized ground lease revenue attributable to parcels and outlots owned by the Company and ground leased to tenants. It also excludes approximately $500,000 in 2007 annualized minimum rent attributed to Union Station Parking Garage as well as the leases on development properties.

Lease Expirations

Approximately 3.9% of total annualized base rent and approximately 4.9% of total GLA/NRA expire in 2008. The following tables show scheduled lease expirations for retail and commercial tenants and development property tenants open for business and development property tenants open for business as of December 31, 2007, assuming none of the tenants exercise renewal options. The tables include tenants open for business at operating retail and commercial properties as of December 31, 2007.

LEASE EXPIRATION TABLE – OPERATING PORTFOLIO[1]

	Number of Expiring Leases[1,2]	Expiring GLA/NRA[3]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[4]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2008	53	267,050	4.9%	$ 2,657,023	3.9%	$ 9.95	$ 800,000
2009	76	232,058	4.2%	3,971,970	5.8%	17.12	0
2010	91	480,961	8.7%	6,162,471	8.9%	12.81	0
2011	88	635,396	11.5%	6,084,389	8.8%	9.58	0
2012	115	479,543	8.7%	7,926,953	11.5%	16.53	85,000
2013	41	445,942	8.1%	4,554,747	6.6%	10.21	0
2014	36	453,889	8.2%	5,353,336	7.8%	11.79	427,900
2015	43	556,601	10.1%	6,964,781	10.1%	12.51	181,504
2016	30	311,763	5.7%	3,888,897	5.6%	12.47	93,500
2017	32	498,314	9.1%	7,784,937	11.3%	15.62	550,316
Beyond	32	1,141,502	20.8%	13,612,547	19.7%	11.93	2,558,013
TOTAL	**637**	**5,503,019**	**100.0%**	**$ 68,962,051**	**100.0%**	**$ 12.53**	**$ 4,696,233**

Lease Expiration Table – Operating Portfolio (continued)

1 Excludes tenants at development properties that are Build-to-Suits for sale.

2 Lease expiration table reflects rents in place as of December 31, 2007, and does not include option periods; 2008 expirations include 13 month-to-month tenants. This column also excludes ground leases.

3 Expiring GLA excludes estimated square footage attributable to non-owned structures on land we own and ground leased to tenants..

4 Annualized base rent represents the monthly contractual rent for December 2007 for each applicable tenant multiplied by 12. Excludes ground lease revenue.

Lease Expiration Table – Retail Anchor Tenants[1]

	Number of Expiring Leases[1,2]	Expiring GLA/NRA[3]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[4]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2008	3	164,565	3.0%	$ 826,644	1.2%	$ 5.02	$ 800,000
2009	3	58,710	1.1%	519,894	0.8%	8.86	0
2010	12	295,189	5.4%	2,688,985	3.9%	9.11	0
2011	8	455,904	8.2%	2,503,283	3.6%	5.49	0
2012	8	179,119	3.3%	1,678,862	2.4%	9.37	0
2013	3	222,521	4.0%	993,053	1.4%	4.46	0
2014	9	235,634	4.3%	2,389,267	3.5%	10.14	0
2015	12	410,263	7.5%	3,949,239	5.7%	9.63	0
2016	7	220,312	4.0%	2,033,456	3.0%	9.23	0
2017	14	341,441	6.2%	4,383,690	6.4%	12.84	0
Beyond	23	1,086,622	19.7%	12,420,759	18.0%	11.43	990,000
TOTAL	**102**	**3,670,280**	**66.7%**	**$ 34,387,132**	**49.9%**	**$ 9.37**	**$ 1,790,000**

1 Retail anchor tenants are defined as tenants that occupy 10,000 square feet or more. Excludes tenants at development properties that are Build-to-Suits for sale.

2 Lease expiration table reflects rents in place as of December 31, 2007, and does not include option periods; 2008 expirations include one month-to-month tenant. This column also excludes ground leases.

3 Expiring GLA excludes square footage for non-owned ground lease structures on land we own and ground leased to tenants.

4 Annualized base rent represents the monthly contractual rent for December 2007 for each applicable property multiplied by 12. Excludes ground lease revenue.

Lease Expiration Table – Retail Shops

	Number of Expiring Leases[1]	Expiring GLA/NRA[1,2]	% of Total GLA/NRA Expiring	Expiring Annualized Base Rent[3]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.	Expiring Ground Lease Revenue
2008	50	102,485	1.9%	$ 1,830,379	2.7%	$ 17.86	$ 0
2009	73	173,348	3.2%	3,452,076	5.0%	19.91	0
2010	77	176,674	3.2%	3,291,607	4.8%	18.63	0
2011	80	179,492	3.3%	3,581,107	5.2%	19.95	0
2012	104	258,235	4.7%	5,564,012	8.1%	21.55	85,000
2013	34	95,067	1.7%	1,963,623	2.9%	20.66	0
2014	25	64,445	1.2%	1,499,464	2.2%	23.27	427,900
2015	30	95,372	1.7%	2,124,601	3.1%	22.28	181,504
2016	23	91,451	1.7%	1,855,441	2.7%	20.29	93,500
2017	16	49,129	0.9%	1,217,682	1.8%	24.79	550,316
Beyond	8	23,705	0.3%	569,585	0.6%	24.03	1,568,013
TOTAL	**520**	**1,309,403**	**23.8%**	**$ 26,949,577**	**39.1%**	**$ 20.58**	**$ 2,906,233**

LEASE EXPIRATION TABLE – RETAIL SHOPS (continued)

1 Lease expiration table reflects rents in place as of December 31, 2007, and does not include option periods; 2008 expirations include 12 month-to-month tenants. This column also excludes ground leases.

2 Expiring GLA excludes estimated square footage to non-owned structures on land we own and ground lease to tenants.

3 Annualized base rent represents the monthly contractual rent for December 2007 for each applicable property multiplied by 12. Excludes ground lease revenue.

LEASE EXPIRATION TABLE – COMMERCIAL TENANTS

	Number of Expiring Leases[1]	Expiring NLA[1]	% of Total NRA Expiring	Expiring Annualized Base Rent[2]	% of Total Annualized Base Rent	Expiring Annualized Base Rent per Sq. Ft.
2008	0	0	0.0%	$ 0	0.0%	$ 0.00
2009	0	0	0.0%	0	0.0%	0.00
2010	2	9,098	0.2%	181,880	0.3%	19.99
2011	0	0	0.0%	0	0.0%	0.00
2012	3	42,189	0.8%	684,080	1.0%	16.21
2013	4	128,354	2.3%	1,598,071	2.3%	12.45
2014	2	153,810	2.7%	1,464,605	2.1%	9.52
2015	1	50,966	0.9%	890,942	1.3%	17.48
2016	0	0	0.0%	0	0.0%	0.00
2017	2	107,744	2.0%	2,183,566	3.1%	20.27
Beyond	1	31,175	0.6%	622,198	0.9%	19.96
TOTAL	**15**	**523,336**	**9.5%**	**$ 7,625,342**	**11.0%**	**$ 14.57**

1 Lease expiration table reflects rents in place as of December 31, 2007, and does not include option periods. This column also excludes ground leases.

2 Annualized base rent represents the monthly contractual rent for December 2007 for each applicable property multiplied by 12.

ITEM 3. LEGAL PROCEEDINGS

We are a party to various legal proceedings, which arise in the ordinary course of business. We are not currently involved in any litigation nor, to our knowledge, is any litigation threatened against us the outcome of which would, in our judgment based on information currently available to us, have a material adverse effect on our consolidated financial position or consolidated results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders through the solicitation of proxies or otherwise during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information – Our common shares are currently listed and traded on the New York Stock Exchange ("NYSE") under the symbol "KRG". On March 7, 2008, the last reported sales price of our common shares on the NYSE was $12.25.

The following table sets forth, for the periods indicated, the high and low sales prices and the closing prices for the Company's common shares:

	High	Low	Closing
Quarter Ended March 31, 2006	$ 16.15	$ 14.81	$ 15.95
Quarter Ended June 30, 2006	$ 15.88	$ 14.05	$ 15.59
Quarter Ended September 30, 2006	$ 17.10	$ 14.88	$ 17.04
Quarter Ended December 31, 2006	$ 19.70	$ 16.66	$ 18.62
Quarter Ended March 31, 2007	$ 21.14	$ 18.24	$ 19.95
Quarter Ended June 30, 2007	$ 21.80	$ 18.05	$ 19.02
Quarter Ended September 30, 2007	$ 19.49	$ 15.02	$ 18.80
Quarter Ended December 31, 2007	$ 20.60	$ 13.95	$ 15.27

Holders – The number of registered holders of record of our common shares was 59 as of March 7, 2008. This total excludes beneficial or non-registered holders that held their shares through various brokerage firms.

Distributions – Our Board of Trustees declared the following cash distributions per share to our common shareholders for the periods indicated:

Quarter	Record Date	Distribution Per Share	Payment Date
1st 2006	April 6, 2006	$ 0.1875	April 18, 2006
2nd 2006	July 6, 2006	$ 0.1875	July 18, 2006
3rd 2006	October 5, 2006	$ 0.1950	October 17, 2006
4th 2006	January 5, 2007	$ 0.1950	January 16, 2007
1st 2007	April 5, 2007	$ 0.1950	April 17, 2006
2nd 2007	July 6, 2007	$ 0.1950	July 18, 2007
3rd 2007	October 4, 2007	$ 0.2050	October 16, 2007
4th 2007	January 7, 2008	$ 0.2050	January 15, 2008

We intend to continue to pay regular quarterly distributions to our common shareholders. Future distributions will be declared and paid at the discretion of our Board of Trustees, and will depend upon cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as our Board of Trustees deem relevant. We anticipate that for the foreseeable future, cash available for distribution will be greater than earnings and profits due to non-cash expenses, primarily depreciation and amortization, to be incurred by us. Distributions by us to the extent of our current and accumulated earnings and profits for federal income tax purposes will be taxable to shareholders as either ordinary dividend income or capital gain income if so declared by us. Distributions in excess of earnings and profits generally will be treated as a non-taxable return of capital. These distributions have the effect of deferring taxation until the sale of a shareholder's common shares. In order to maintain our qualification as a REIT, we must make annual distributions to shareholders of at least 90% of our taxable income. Under certain circumstances, we could be required to make distributions in excess of cash available for distributions in order to meet such requirements. For the taxable year ended December 31, 2007, approximately 40.0% of our distributions to shareholders constituted a return of capital, approximately 37.3% constituted taxable ordinary income dividends and approximately 22.7% constituted taxable capital gains.

Under our revolving credit facility, we are permitted to make distributions to our shareholders not to exceed 95% of our Funds From Operations ("FFO") provided that no event of default exists. See page 60 for a discussion of FFO. If an event of default exists, we may only make distributions sufficient to maintain our REIT status. However, we may not make any distributions if any event of default resulting from nonpayment or bankruptcy exists, or if our obligations under the credit facility are accelerated.

The Company did not repurchase any of its common shares or sell any unregistered securities during the period covered by this report.

Performance Graph – Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate Securities and Exchange Commission filings, in whole or in part, the following performance graph will not be incorporated by reference into any such filings.

The following graph compares the cumulative total shareholder return of our common shares for the period from August 11, 2004, the date that our common shares began trading on NYSE, to December 31, 2007, to the S&P 500 Index and to the published NAREIT All Equity REIT Index over the same period. The graph assumes that the value of the investment in our common shares and each index was $100 at August 11, 2004 and that all dividends were reinvested. The shareholder return shown on the graph below is not indicative of future performance

COMPARISON OF 40 MONTH CUMULATIVE TOTAL RETURN*

Among Kite Realty Group Trust, The S&P 500 Index
And The NAREIT Equity Index



$250
$200
$150
$100
$50
$0
8/04
8/04
9/04
10/04
11/04
12/04
1/05
2/05
3/05
4/05
5/05
6/05
7/05
8/05
9/05
10/05
11/05
12/05
1/06
2/06
3/06
4/06
5/06
6/06
7/06
8/06
9/06
10/06
11/06
12/06
1/07
2/07
3/07
4/07
5/07
6/07
7/07
8/07
9/07
10/07
11/07
12/07
Kite Realty Group Trust
S&P 500
NAREIT Equity

* $100 invested on 8/11/04 in stock or on 7/31/04 in index-including reinvestment of dividends.
Fiscal year ending December 31.

Index	8/11/04	9/30/04	12/31/04	3/31/05	6/30/05	9/30/05	12/31/05	3/31/06	6/30/06	9/30/06	12/31/06	3/31/07	6/30/07	9/30/07	12/31/07
Kite Realty Group Trust...	100.00	101.15	117.54	112.93	120.69	121.56	126.04	122.69	119.92	131.08	143.23	153.46	146.31	144.62	117.46
S & P 500	100.00	101.49	110.86	108.48	109.96	113.93	116.30	121.20	119.45	126.22	134.68	135.54	144.05	146.97	142.08
NAREIT All Equity REIT Index................	100.00	107.87	124.30	115.53	132.23	137.30	139.42	159.97	157.42	172.01	188.30	194.82	177.21	181.79	158.75

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth, on a historical basis, selected financial and operating information. The financial information has been derived from the consolidated balance sheets and statements of operations of the Company and the combined statements of operations of our Predecessor. This information should be read in conjunction with the audited consolidated financial statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Annual Report on Form 10-K.

	The Company				The Predecessor	
	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Period August 16, 2004 through December 31, 2004	Period January 1, 2004 through August 15, 2004	Year Ended December 31, 2003
	($ in thousands, except share and per share data)					
Operating Data:						
Revenues:						
Rental related revenue	$ 101,494	$ 89,703	$ 72,296	$ 19,618	$ 12,824	$ 10,906
Construction and service fee revenue	37,260	41,447	26,420	9,334	5,257	14,852
Total revenue	138,754	131,150	98,716	28,952	18,081	25,758
Expenses:						
Property operating	15,121	13,580	12,337	3,667	4,033	3,603
Real estate taxes	11,917	11,260	7,456	1,927	1,409	1,132
Cost of construction and services	32,077	35,901	21,823	8,787	4,405	11,536
General, administrative, and other	6,299	5,323	5,328	1,781	1,477	2,746
Depreciation and amortization	31,851	29,579	21,696	7,629	3,270	2,405
Total expenses	97,265	95,643	68,640	23,791	14,594	21,422
Operating income	41,489	35,507	30,076	5,161	3,487	4,336
Interest expense	(25,965)	(21,222)	(17,836)	(4,377)	(4,557)	(3,809)
Loss on sale of asset	—	(764)	—	—	—	—
Loan prepayment penalties and expenses	—	—	—	(1,671)	—	—
Income tax expense of taxable REIT subsidiary	(762)	(966)	(1,041)	—	—	—
Other income, net	779	345	215	30	111	150
Minority interest (income) loss of unconsolidated subsidiaries	(587)	(117)	(1,267)	(126)	215	(233)
Equity in earnings of unconsolidated entities	291	286	253	134	164	273
Limited Partners' interests in the continuing operations of the Operating Partnership	(3,400)	(2,966)	(3,309)	258	—	—
Income (loss) from continuing operations	11,845	10,103	7,091	(591)	(580)	717
Discontinued operations:						
Operating income from discontinued operations, net of Limited Partners' interests	96	77	820	259	388	720
Gain on sale of operating property, net of Limited Partners' interests	1,582	—	5,525	—	—	—
Income from discontinued operations	1,678	77	6,345	259	388	720
Net income (loss)	$ 13,523	$ 10,180	$ 13,436	$ (332)	$ (192)	$ 1,437
Income (loss) per common share – basic:						
Continuing operations	$ 0.41	$ 0.35	$ 0.33	$ (0.03)		
Discontinued operations	0.06	—	0.30	0.01		
	$ 0.47	$ 0.35	$ 0.63	$ (0.02)		
Income (loss) per common share – diluted:						
Continuing operations	$ 0.40	$ 0.35	$ 0.33	$ (0.03)		
Discontinued operations	0.06	—	0.29	0.01		
	$ 0.46	$ 0.35	$ 0.62	$ (0.02)		
Weighted average Common Shares outstanding – basic	28,908,274	28,733,228	21,406,980	18,727,977		
Weighted average Common Shares outstanding – diluted	29,180,987	28,903,114	21,520,061	18,727,977		
Distributions declared per Common Share	$ 0.800	$ 0.765	$ 0.750	$ 0.281		

Significant changes in operations in fiscal year 2007 are primarily a result of the following:

- In November 2007, we sold our 176th & Meridian property for net proceeds of $7.0 million and a gain, net of Limited Partners' interests, of $1.6 million. 176th & Meridian was a development property that was added to our operating portfolio in the third quarter of 2004. Therefore, the operating results related to this property have been reflected as discontinued operations for fiscal years ended December 31, 2007, 2006, 2005, and 2004; and
- the transition of six development properties that became operational or partially operational during 2007.

	The Company Year Ended December 31				The Predecessor Year Ended December 31
	2007	2006	2005	2004	2003
	($ in thousands)				
Balance Sheet Data:					
Investment properties, net	$ 965,583	$ 892,625	$ 738,734	$ 521,078	$ 149,346
Cash and cash equivalents	$ 19,002	$ 23,953	$ 15,209	$ 10,103	$ 2,189
Total assets	$ 1,048,235	$ 983,161	$ 799,230	$ 563,544	$ 171,336
Mortgage and other indebtedness	$ 646,834	$ 566,976	$ 375,246	$ 283,479	$ 141,498
Total liabilities	$ 714,100	$ 634,435	$ 436,106	$ 336,922	$ 165,778
Limited partners' interests in the operating partnership	$ 74,512	$ 78,812	$ 84,245	$ 68,423	$ —
Shareholders' equity	$ 259,623	$ 269,914	$ 278,879	$ 158,199	$ 5,558
Total liabilities and shareholders' equity	$ 1,048,235	$ 983,161	$ 799,230	$ 563,544	$ 171,336

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the accompanying historical financial statements and related notes thereto and the "Risk Factors" appearing elsewhere in this Annual Report on Form 10-K. In this discussion, unless the context suggests otherwise, references to the "Company," "we," "us" and "our" mean Kite Realty Group Trust and its subsidiaries.

Overview

Our Business and Properties

Kite Realty Group Trust, through its majority-owned subsidiary, Kite Realty Group, L.P., is engaged in the ownership, operation, management, leasing, acquisition, construction, expansion and development of neighborhood and community shopping centers and certain commercial real estate properties in selected growth markets in the United States. We also provide real estate facility management, construction, development and other advisory services to third parties. We derive revenues primarily from rents and reimbursement payments received from tenants under existing leases at each of our properties. We also derive revenues from providing management, leasing, real estate development, construction and real estate advisory services through our taxable REIT subsidiary. Our operating results therefore depend materially on the ability of our tenants to make required payments and overall real estate market conditions.

As of December 31, 2007, we owned interests in a portfolio of 50 operating retail properties totaling approximately 7.4 million square feet of gross leasable area (including non-owned anchor space) and also owned interests in four operating commercial properties totaling approximately 563,000 square feet of net rentable area and an associated parking garage. Also, as of December 31, 2007, we had an interest in 11 properties in our development/redevelopment pipeline (including our Glendale Town Center and Shops at Eagle Creek properties, both of which are undergoing a major redevelopment). Upon completion, our development/redevelopment properties are anticipated to have approximately 1.8 million square of total gross leasable area.

In addition to our current development/redevelopment pipeline, we have a significant "visible shadow" development pipeline which includes land parcels that are undergoing pre-development activity and are in the final stages of preparation for construction to commence. As of December 31, 2007, this visible shadow pipeline consisted of six projects that are expected to contain approximately 3.1 million square feet of total gross leasable area upon completion.

Finally, as of December 31, 2007, we also owned interests in other land parcels comprising approximately 112 acres. These land parcels are classified as "Land held for development" in the accompanying consolidated balance sheet.

2007 Developments and Current Market Conditions

During 2007 and into 2008, there was, and continues to be, increasing economic uncertainty. The United States economy, as well as the specific markets that we operate in, could face a challenging economic environment in 2008. The possibility of recession or the effects of inflation, consumer credit availability, consumer debt levels, energy costs, tax rates, business layoffs, downsizing or industry slowdowns could have an adverse affect on the businesses of our retail tenants. This, in turn, could challenge our business because current or prospective tenants may be unwilling to enter into or renew leases with us on favorable terms or at all, or our tenants may have a more difficult time paying us rent. These conditions could also negatively affect the market for retail space. As an owner and developer of community and neighborhood shopping centers, our performance is linked to economic conditions in the retail industry in those markets where our centers are located. This is particularly true in Indiana, Florida and Texas, the states where the majority of our properties are located.

The challenging economic conditions in the United States have been created, in part, by recent events in the credit, mortgage and housing markets. During 2007, higher interest rates, falling real estate prices and a significant increase in the number of high risk, or sub-prime, mortgages contributed to dramatic increases in mortgage delinquencies and defaults in 2007. The anticipated future delinquencies among sub-prime borrowers in the United States is expected to continue in the foreseeable future. These conditions have caused banks to tighten credit standards, making it more difficult for individuals and companies to obtain financing on favorable terms, if at all. Obtaining favorable financing is important to our business due to, among other things, the capital needs of our existing development projects. In addition, we may seek to refinance the current indebtedness on our properties. The uncertainty in the credit markets could make it more challenging for us to carry out our financing objectives in 2008.

Current Dual Growth Strategy

Despite the current challenging environment, we believe that our strong balance sheet will continue to provide us access to reliable capital and allow us to refinance variable rate debt. For example, in January and February 2008, we were able to take advantage of low interest rates and refinance variable rate debt at seven of our consolidated properties and one of our unconsolidated properties. As a result of this refinancing, approximately 76% of debt obligations previously due in 2008 are now due in 2009 (including our share of debt at our unconsolidated property) and approximately 5% of debt obligations previously due in 2008 are now due in 2011. We will continue to try to take advantage of low interest rates to refinance variable rate debt. We also believe that, notwithstanding the challenging conditions, our strong demographics, experience with prior downturns in the economy and solid current development and visible shadow pipeline will allow us to continue to execute our dual growth strategy in 2008.

The first part of this growth strategy is to focus on increasing our internal growth by leveraging our existing tenant relationships to improve the performance of our existing operating property portfolio. We intend to focus on improving the operational efficiencies of our existing portfolio by attempting to, among other things, lowering our variable costs while increasing ancillary income at our existing properties. The second part of our growth strategy is to focus on achieving external growth through the expansion of our portfolio. We continue to develop our current development pipeline and prepare the properties in our visible shadow pipeline for the commencement of construction. In addition, we continue to pursue targeted acquisitions of both land and neighborhood and community shopping centers in attractive markets with strong economic and demographic characteristics, as well as additional joint venture capital partners. We expect to incur additional debt in connection with any future development or acquisitions of real estate. We may also dispose of certain real estate that no longer fits our portfolio or growth strategy.

Summary of Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 2 of the accompanying consolidated financial statements. As disclosed in Note 2, the preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective, and complex judgments.

Purchase Accounting

The purchase price of operating properties is allocated to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business

Combinations" ("SFAS No. 141"). In making estimates of fair values for the purpose of allocating purchase price, a number of sources are utilized. We also consider information about each property obtained as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired.

A portion of the purchase price is allocated to tangible and intangible assets, including:

- the fair value of the building on an as-if-vacant basis and to land determined by real estate tax assessments, independent appraisals, or other relevant data;
- above-market and below-market in-place lease values for acquired properties are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over the remaining non-cancelable term of the leases. The capitalized above-market and below-market lease values are amortized as a reduction of or addition to rental income over the remaining non-cancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income; and
- the value of leases acquired. We utilize independent sources for our estimates to determine the respective in-place lease values. Our estimates of value are made using methods similar to those used by independent appraisers. Factors we consider in our analysis include an estimate of costs to execute similar leases including tenant improvements, leasing commissions and foregone costs and rent received during the estimated lease-up period as if the space was vacant. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases.

We also consider whether a portion of the purchase price should be allocated to in-place leases that have a related customer relationship intangible value. Characteristics we consider in allocating these values include the nature and extent of existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality, and expectations of lease renewals, among other factors. To date, a tenant relationship has not been developed that is considered to have a current intangible value.

Capitalization of Certain Pre-Development and Development Costs

We incur costs prior to land acquisition and for certain land held for development, including acquisition contract deposits as well as legal, engineering and other external professional fees related to evaluating the feasibility of developing a shopping center. These pre-development costs are included in construction in progress in the accompanying consolidated balance sheets. If we determine that the development of a property is no longer probable, any pre-development costs previously incurred are immediately expensed.

We also capitalize costs such as construction, interest, real estate taxes, salaries and related costs of personnel directly involved with the development of our properties. As a portion of the development property becomes operational, we expense appropriate costs on a pro rata basis.

Impairment of Investment Properties

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 144"), investment properties are reviewed for impairment on a property-by-property basis at least annually or whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. Impairment losses for investment properties are recorded when the undiscounted cash flows estimated to be generated by the investment properties during the expected hold period are less than the carrying amounts of those assets. Impairment losses are measured as the difference between the carrying value and the fair value of the asset.

In accordance with SFAS No. 144, operating properties held for sale include only those properties available for immediate sale in their present condition and for which management believes it is probable that a sale of the property will be completed within one year. Operating properties are carried at the lower of cost or fair value less costs to sell. Depreciation and amortization are suspended during the held-for-sale period.

Our properties generally have operations and cash flows that can be clearly distinguished from the rest of our activities. In accordance with SFAS No. 144, the operations reported in discontinued operations include those operating properties that were sold or were considered held-for-sale and for which operations and cash flows can be clearly distinguished. The operations from these properties are eliminated from ongoing operations, and we will not have a continuing involvement after disposition. Prior periods have been reclassified to reflect the operations of these properties as discontinued operations.

Revenue Recognition

As lessor, we retain substantially all of the risks and benefits of ownership of the investment properties and account for our leases as operating leases.

Base minimum rents are recognized on a straight-line basis over the terms of the respective leases. Certain lease agreements contain provisions that grant additional rents based on tenants' sales volume (contingent percentage rent). Percentage rents are recognized when tenants achieve the specified targets as defined in their lease agreements. Percentage rents are included in other property related revenue in the accompanying statements of operations.

Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenues in the period the applicable expense is incurred.

Gains on sales of real estate are recognized in accordance with Statement of Financial Standards ("SFAS") No. 66, "Accounting for Sale of Real Estate". In summary, gains from sales are not recognized unless a sale has been consummated, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property, we have transferred to the buyer the usual risks and rewards of ownership, and we do not have a substantial continuing financial involvement in the property.

Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost for each contract. Project costs include all direct labor, subcontract, and material costs and those indirect costs related to contract performance costs incurred to date. Project costs do not include uninstalled materials. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

Development and other advisory services fees are recognized as revenues in the period in which the services are rendered. Performance-based incentive fees are recorded when the fees are earned.

Results of Operations

Acquisition and Development Activities

The comparability of results of operations is significantly affected by our development and acquisition activities and the effects of the IPO and related formation transactions. At December 31, 2007, we owned interests in 55 operating properties (consisting of 50 retail properties, four commercial operating properties and an associated parking garage) and had interests in 11 entities that held development or redevelopment properties (including our Glendale Town Center and Shops at Eagle Creek properties, which are undergoing major redevelopment). Of the 66 total properties held at December 31, 2007, two operating properties were owned through joint ventures that are accounted for under the equity method.

During the year ended December 31, 2007, the following development properties became operational or partially operational:

Property Name	MSA	Economic Occupancy Date[1]	Owned GLA
Bridgewater Marketplace I	Indianapolis, IN	January 2007	26,000
Sandifur Plaza	Tri-Cities, WA	January 2007	12,538
Gateway Shopping Center	Marysville, WA	April 2007	83,000
Tarpon Springs Plaza	Naples, FL	July 2007	82,546
Bayport Commons	Tampa, FL	September 2007	97,200
Cornelius Gateway	Portland, OR	September 2007	21,000
Beacon Hill Phase II	Crown Point, IN	December 2007	19,160

1 Represents the date in which we started receiving rental payments under tenant leases or ground leases at the property or the tenant took possession of the property, which ever is sooner.

In November 2007, we sold our 176th & Meridian property, located in Seattle, Washington, for net proceeds of $7.0 million and a gain, net of Limited Partners' interests, of $1.6 million. The results related to this property have been reflected as discontinued operations for fiscal years ended December 31, 2007, 2006, and 2005. We anticipated utilizing the proceeds from the sale to execute a like-kind exchange under Section 1031 of the Internal Revenue Code and, in February 2008 we did so by purchasing Rivers Edge, an approximately 111,000 square foot shopping center located in Indianapolis, Indiana, for $18.3 million. Utilizing the proceeds from this sale, we were able to finance this purchase with only $15.6 million of additional debt funded initially through a draw on our unsecured facility and subsequently refinanced with a variable rate debt instrument.

At December 31, 2006, we owned interests in 54 operating properties (consisting of 49 retail properties, four commercial operating properties and an associated parking garage) and had 11 properties under development. Of the 65 total properties held at December 31, 2006, two operating properties were owned through joint ventures that are accounted for under the equity method.

We acquired and placed into service the following retail properties during the year ended December 31, 2006:

Property Name	Location	Acquisition Date		Acquisition Cost (Millions)	Financing Method
Kedron Village	Peachtree, Georgia	April 3, 2006 [1]	$	34.9 [2]	Debt
Courthouse Shadows	Naples, Florida	July 6, 2006		19.8	Debt
Pine Ridge Crossing	Naples, Florida	July 6, 2006		22.6	Debt
Riverchase	Naples, Florida	July 6, 2006		15.5	Debt

1 When purchased, Kedron Village was under construction and not an operating property. The property became partially operational in the third quarter of 2006 and became fully operational during the fourth quarter of 2006.

2 Total purchase price of approximately $34.9 million is net of purchase price adjustments, including tenant improvement and leasing commission credits, of $2.0 million.

In addition, the following development properties became operational or partially operational during the year ended December 31, 2006:

Property Name	MSA	Economic Occupancy Date[1]	Owned GLA
Eagle Creek Lowe's	Naples, FL	February 2006	N/A[2]
Estero Town Commons	Naples, FL	April 2006	25,600
Beacon Hill Phase I	Crown Point, IN	June 2006	57,200
Stoney Creek Commons Phase II	Indianapolis, IN	July 2006	49,300
Naperville Marketplace	Chicago, IL	August 2006	99,600
Zionsville Place	Zionsville, IN	August 2006	12,400

1 Represents the date in which we started receiving rental payments under tenant leases or ground leases at the property or the tenant took possession of the property, which ever is sooner.
2 Property is ground leased to a single tenant.

At December 31, 2005, we owned interests in 45 operating properties (consisting of 40 retail properties, four commercial operating properties and an associated parking garage) and had 14 properties under development. Of the 59 total properties held at December 31, 2005, two operating properties were owned through joint ventures that are accounted for under the equity method.

We acquired and placed in service the following operating properties during the year ended December 31, 2005:

Property Name	MSA	Acquisition Date	Acquisition Cost (Millions)	Financing Method
Fox Lake Crossing	Fox Lake, IL	February 7, 2005	$ 15.5	Debt
Plaza Volente	Austin, TX	May 16, 2005	35.9	Debt
Indian River Square	Vero Beach, FL	May 16, 2005	16.5	Debt
Bolton Plaza	Jacksonville, FL	November 1, 2005	14.0	Common Share Offering Proceeds
Market Street Village	Hurst, TX	November 17, 2005	29.0	Debt

In addition, the following development properties became operational or partially operational during the year ended December 31, 2005:

Property Name	MSA	Economic Occupancy Date[1]	Owned GLA
Weston Park Phase I	Indianapolis, IN	March 2005	N/A[2]
Greyhound Commons	Indianapolis, IN	March 2005	N/A[2]
Geist Pavilion	Indianapolis, IN	March 2005	64,114
Martinsville Shops	Martinsville, IN	June 2005	10,986
Red Bank Commons	Evansville, IN	June 2005	34,308
Traders Point II	Indianapolis, IN	June 2005	46,600

1 Represents the date in which we started receiving rental payments under tenant leases or ground leases at the property or the tenant took possession of the property, which ever is sooner.
2 Property consists of ground leases only and no owned GLA. As of December 31, 2007, Weston Park Phase I had two of three outlots leased and Greyhound Commons had two of three outlots leased.

In December 2005, we sold our Mid-America Clinical Labs property. The results related to this property have been reflected as discontinued operations for fiscal year ended December 31, 2005.

Redevelopment Activities

Glendale Mall

In April 2007, we announced plans to redevelop the Glendale Mall property in Indianapolis, Indiana into a 685,000 total square foot power center (renamed Glendale Town Center) that will be anchored by a new 129,000 square foot Target (non-owned) and will also include Macy's, Lowe's Home Improvement (non-owned), Staples and Kerasotes Theatre. During the period of redevelopment, approximately 335,000 square feet of space at this property is being leased by tenants that are also expected to continue to occupy space upon completion of the redevelopment.

In connection with this redevelopment, during 2007 we terminated a number of leases and completed the demolition of major portions of the enclosed mall area. This demolition was done in preparation for us to sell a 10.5 acre pad to Target Corporation. During 2007, we sold this pad to Target, and Target began construction of a new store. We are engaged as construction manager for the construction of this new store. In addition, three new small shop structures totaling approximately 20,000 square feet were constructed and partially leased during 2007.

Target is expected to open for business in the summer of 2008. In the fourth quarter of 2007, the first shop tenant and Panera Bread, occupying an outparcel, opened for business. In addition to the new Target, Panera Bread and existing anchor tenants, Glendale Town Center will also include the Indianapolis-Marion County Public Library as well as new small shop and professional office space and one additional outlot. We currently anticipate the remaining construction work to be completed throughout 2008 and 2009.

In connection with the redevelopment of Glendale Town Center, we received tax increment financing ("TIF") from the City of Indianapolis totaling approximately $5.7 million. The net proceeds of our sale of land to Target and the amount of the TIF commitment have been applied to the overall cost of the redevelopment and, accordingly, no gain or loss was recorded. Our overall net investment of approximately $15 million is expected to be recoverable by us through projected future cash flows from the redeveloped property.

Shops at Eagle Creek

In 2005, Winn-Dixie Stores, Inc. filed for Chapter 11 bankruptcy protection to reorganize its business operations. In February 2006, Winn-Dixie announced plans to close its store at Shops at Eagle Creek in Naples, FL but had not at that date rejected the lease. In May 2006, we acquired the lease with Winn-Dixie in a bankruptcy auction for approximately $0.9 million, net of receivables of approximately $0.4 million due to us from Winn-Dixie. The space formerly occupied by Winn-Dixie at this property contained approximately 51,700 square feet, or approximately 68% of the total leasable square footage of the property.

We are currently redeveloping the space formerly occupied by Winn-Dixie at Shops at Eagle Creek in Naples, Florida into two smaller spaces. In December 2006, we signed a lease with Staples for approximately 25,800 square feet of the space with rent commencing in November 2007. We are continuing to market the remaining space for lease. We have also completed a number of additional renovations at the property throughout 2007, including a new roof on the Staples and remaining junior anchor spaces, new store fronts, masonry additions to the façade and columns as well as new parking lot pavement, parking bumpers and striping. This property was transitioned into the redevelopment pipeline in the fourth quarter of 2006. We anticipate our total investment in the redevelopment at Shops at Eagle Creek will be approximately $4 million.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

The following table reflects key line items from our consolidated statements of operations for the years ended December 31, 2007 and 2006:

	Year Ended December 31		Increase (Decrease)
	2007	2006	2007 to 2006
Revenue:			
Rental income (including tenant reimbursements)	$ 90,484,289	$ 83,344,870	$ 7,139,419
Other property related revenue	11,010,553	6,358,086	4,652,467
Construction and service fee revenue	37,259,934	41,447,364	(4,187,430)
Expenses:			
Property operating expense	15,121,325	13,580,369	1,540,956
Real estate taxes	11,917,299	11,259,794	657,505
Cost of construction and services	32,077,014	35,901,364	(3,824,350)
General, administrative, and other	6,298,901	5,322,594	976,307
Depreciation and amortization	31,850,770	29,579,123	2,271,647
Operating income	41,489,467	35,507,076	5,982,391
Add:			
Equity in earnings of unconsolidated entities	290,710	286,452	4,258
Other income, net	778,552	344,537	434,015
Deduct:			
Interest expense	25,965,141	21,221,758	4,743,383
Loss on sale of asset	—	764,008	(764,008)
Income tax expense of taxable REIT subsidiary	761,628	965,532	(203,904)
Minority interest in income of consolidated subsidiaries	587,413	117,469	469,944
Limited Partners' interests in the continuing operations of the Operating Partnership	3,399,534	2,966,730	432,804
Income from continuing operations	11,845,013	10,102,568	1,742,445
Operating income from discontinued operations, net of Limited Partners' interests	95,551	77,082	18,469
Gain on sale of operating property, net of Limited Partners' interests	1,582,119	—	1,582,119
Net income	$ 13,522,683	$ 10,179,650	$ 3,343,033

Rental income (including tenant reimbursements) increased approximately $7.1 million, or 9%, due to the following:

	Increase (Decrease) 2007 to 2006
Properties acquired during 2006	$ 5,168,027
Development properties that became operational or partially operational in 2006 or 2007	3,151,994
Properties under redevelopment during 2007	(1,839,652)
Properties fully operational during 2006 and 2007 & other	659,050
Total	$ 7,139,419

Excluding the changes due to the acquisition of properties, transitioned development properties, and the properties under redevelopment, the net $0.7 million increase in rental income was primarily related to the following:

- $0.8 million increase due to the write off of intangible lease obligations in connection with the termination of a lease at our Silver Glen Crossings property;
- $0.5 million net increase in real estate tax recoveries from tenants due to increased assessments at a number of our properties;
- $0.3 million of increased rental income at one of our properties due to two new tenants that began paying rent in the second half of 2006;

- $0.3 million of increased common area maintenance and property insurance recoveries from tenants at a number of our properties due to higher related expenses; and
- $0.2 million of increased rental income at one of our properties due to a new anchor tenants that began paying rent in the second half 2007.

These increases were partially offset by the following:

- $0.8 million decrease reflecting the termination of our lease with Marsh Supermarkets at Naperville Marketplace and the subsequent sale of the facility in the second quarter of 2006; and
- $0.7 million decrease due to the termination of a lease at our Thirty South property in the fourth quarter of 2006.

Other property related revenue primarily consists of parking revenues, overage rent, lease settlement income and gains on land sales. This revenue increased approximately $4.7 million, or 73%, primarily as a result of $4.0 million increased gains on land sales and an increase of $0.9 million in lease settlement income. These were partially offset by a decrease of approximately $0.3 million in specialty leasing income as a result of the redevelopment of Glendale Town Center.

Construction revenue and service fees decreased approximately $4.2 million, or 10%. This decrease is primarily due to the level and timing of third party construction contracts during 2007 compared to 2006, partially offset by the net increase in proceeds from build-to-suit assets. In 2007, we had proceeds from the sale of a build-to-suit asset at Sandifur Plaza of $6.1 million while in 2006, we had proceeds from the sale of a build-to-suit asset at Bridgewater Marketplace of $5.3 million.

Property operating expenses increased approximately $1.5 million, or 11%, due to the following:

	Increase (Decrease) 2007 to 2006
Properties acquired during 2006	$ 958,716
Development properties that became operational or partially operational in 2006 or 2007	681,211
Properties under redevelopment during 2007	(714,967)
Properties fully operational during 2006 and 2007 & other	615,996
Total	$ 1,540,956

Excluding the changes due to the acquisition of properties, transitioned development properties, and the properties under redevelopment, the net $0.6 million increase in property operating expenses was primarily due to the following:

- $0.4 million increase in snow removal expense primarily at our Indiana and Illinois properties, the majority of which is recoverable from tenants;
- $0.2 million increase in landscaping and parking expense at a number of our operating properties, the majority of which is recoverable from tenants; and
- $0.2 million net increase in repair and maintenance expense at a number of our operating properties, some of which is recoverable from tenants.

These increases were partially offset by the following:

- $0.1 million net decrease in bad debt expense at a number of our operating properties; and
- $0.1 million net decrease in non-recoverable legal expenses at one of our operating properties.

Real estate taxes increased approximately $0.7 million, or 6%, due to the following:

	Increase (Decrease) 2007 to 2006
Properties acquired during 2006	$ 537,220
Development properties that became operational or partially operational in 2006 or 2007	364,184
Properties under redevelopment during 2007	(282,416)
Properties fully operational during 2006 and 2007 & other	38,517
Total	$ 657,505

Excluding the changes due to the acquisition of properties, transitioned development properties, and the properties under redevelopment, the net $38,517 increase in real estate taxes represents a net increase of approximately $0.5 million in real estate tax assessments at a number of our properties, the most significant increases at properties located in Texas and Illinois. This increase was partially offset by a real estate tax refund, net of related professional fees, of approximately $0.5 million for fiscal years 2002 through 2004 at our Thirty South property, which was received in 2007.

Cost of construction and services decreased approximately $3.8 million, or 11%. This decrease is primarily due to the level and timing of third party construction contracts during 2007 compared to 2006, partially offset by the net increase in costs associated with the sale of build-to-suit assets. In 2007, we had costs associated with the sale of a build-to-suit asset at Sandifur Plaza of $4.1 million and in 2006 we had $3.5 million of costs associated with the sale of a build-to-suit asset at Bridgewater Marketplace.

General, administrative and other expenses increased approximately $1.0 million, or 18%. In 2007, general, administrative and other expenses were 4.5% of total revenue and in 2006, general, administrative and other expenses were 4.1% of total revenue. This increase is primarily due to higher share-based incentive compensation costs and increased staffing attributable to our growth. The costs of operating as a public company remained relatively flat between years.

Depreciation and amortization expense increased approximately $2.3 million, or 8%, due to the following:

	Increase (Decrease) 2007 to 2006
Properties acquired during 2006	$ 1,998,616
Development properties that became operational or partially operational in 2006 or 2007	802,052
Properties under redevelopment during 2007	(713,325)
Properties fully operational during 2006 and 2007 & other	184,304
Total	$ 2,271,647

Excluding the changes due to the acquisition of properties, transitioned development properties, and the properties under redevelopment, the net $0.2 million increase in depreciation and amortization expense was primarily due to the following:

- $0.9 million net increase in the acceleration of depreciation of vacated tenant costs at our fully operational properties during 2007 compared to 2006; and
- $0.8 million increase due to the write off of intangible lease assets in connection with the termination of a lease at our Silver Glen Crossings property in 2007.

These increases were partially offset by the following:

- $0.9 million decrease reflecting the termination of our lease with Marsh Supermarkets at Naperville Marketplace and the subsequent sale of the facility in the second quarter of 2006; and
- $0.6 million of intangible lease obligations written down related to our lease with Winn-Dixie at our Shops at Eagle Creek property, which was terminated in 2006.

Other income, net increased approximately $0.4 million, or 126%, as a result of a $0.5 million payment received from a lender in consideration for our agreement to terminate a loan commitment in 2007.

Interest expense increased approximately $4.7 million, or 22%, due to the following:

	Increase 2007 to 2006
Properties acquired during 2006	$ 1,201,928
Development properties that became operational or partially operational in 2006 or 2007	1,690,255
Properties fully operational during 2006 and 2007 & other	1,851,200
Total	$ 4,743,383

Excluding the changes due to the acquisition of properties and transitioned development properties, the net $1.9 million increase in interest expense was primarily due to the following:

- $2.1 million increase attributable to the addition of a fixed rate debt instrument on our Traders Point property in July of 2006;
- $0.1 million increase due to higher average balance on our line of credit; and
- $0.1 million increase due to fixed rate financing placed on one of our properties in December 2006.

These increases were partially offset by a $0.4 million decrease due to interest expense incurred in the first quarter of 2006 at the Naperville Marsh Supermarkets, which was sold during the second quarter of 2006.

Loss on sale of asset was $0.8 million in 2006. In June 2006, we terminated our lease with Marsh Supermarkets and subsequently sold the store at our Naperville Marketplace property to Caputo's Fresh Markets and recorded a loss on the sale of approximately $0.8 million (approximately $0.5 million after tax). The total proceeds from these transactions of $14 million included a $2.5 million note from Marsh with monthly installments payable through June 30, 2008, and $2.5 million of cash received from the termination of our lease with Marsh. As of December 31, 2007, $0.7 million was outstanding on the note. All monthly payments on the note have been made as scheduled through March 2008. The note is guaranteed by the parent company of Marsh Supermarkets and was assumed by Sun Capital Partners, Inc. upon its acquisition of Marsh. Marsh Supermarkets at Naperville Marketplace was owned by our taxable REIT subsidiary. The net proceeds from this sale were used to pay off related indebtedness of approximately $11.6 million. We continue to develop the remainder of the Naperville Marketplace development property.

Minority interest in income of consolidated subsidiaries increased approximately $0.5 million, or 400%. This increase was primarily due to the following:

- $0.3 million increase as a result of the minority partners' share of income related to the sale of a merchant building at our Sandifur Plaza property in 2007; and
- $0.2 million increase as a result of the minority partners' share of income related to the sale of an outlot at our Beacon Hill property in 2007.

Gain on sale of operating property, net of Limited Partners' interests increased $1.6 million, or 100%. In November 2007, we sold our 176th & Meridian property, located in Seattle, Washington, for net proceeds of $7.0 million and a gain, net of Limited Partners' interests, of $1.6 million.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

The following table reflects key line items from our consolidated statements of operations for the years ended December 31, 2006 and 2005:

	Year Ended December 31		Increase (Decrease)
	2006	2005	2006 to 2005
Revenue:			
Rental income (including tenant reimbursements)	$ 83,344,870	$ 66,503,189	$ 16,841,681
Other property related revenue	6,358,086	5,793,443	564,643
Construction and service fee revenue	41,447,364	26,419,801	15,027,563
Expenses:			
Property operating expense	13,580,369	12,336,537	1,243,832
Real estate taxes	11,259,794	7,456,098	3,803,696
Cost of construction and services	35,901,364	21,823,278	14,078,086
General, administrative, and other	5,322,594	5,327,735	(5,141)
Depreciation and amortization	29,579,123	21,695,982	7,883,141
Operating income	35,507,076	30,076,803	5,430,273
Add:			
Equity in earnings of unconsolidated entities	286,452	252,511	33,941
Other income, net	344,537	215,422	129,115
Deduct:			
Interest expense	21,221,758	17,835,845	3,385,913
Loss on sale of asset	764,008	—	764,008
Income tax expense of taxable REIT subsidiary	965,532	1,041,463	(75,931)
Minority interest in income of consolidated subsidiaries	117,469	1,267,122	(1,149,653)
Limited Partners' interests in the continuing operations of the Operating Partnership	2,966,730	3,309,208	(342,478)
Income from continuing operations	10,102,568	7,091,098	3,011,470
Operating income from discontinued operations, net of Limited Partners' interests	77,082	819,735	(742,653)
Gain on sale of operating property, net of Limited Partners' interests	—	5,525,007	(5,525,007)
Net income	$ 10,179,650	$ 13,435,840	$ (3,256,190)

Rental income (including tenant reimbursements) increased approximately $16.8 million, or 25%, due to the following:

	Increase 2006 to 2005
Properties acquired during 2005 or 2006	$11,085,641
Development properties that became operational or partially operational in 2005 or 2006	4,662,805
Properties fully operational during 2005 and 2006 & other	1,093,235
Total	$16,841,681

Excluding the increase due to the acquisition and transitioned development properties, the net $1.1 million increase in rental income was primarily related to the following:

- $0.8 million of increased rental income at two of our properties due to the retenanting of a former tenant's spaces during 2006. These spaces were vacant during most of 2005;
- $0.7 million due to recoveries from tenants of increased tax assessments at our properties; and
- $0.4 million due to the write off of intangible lease obligations related to our lease with Winn-Dixie at Shops at Eagle Creek, which was terminated in 2006.

These increases were partially offset by the following:

- $0.3 million decrease at our Cedar Hill Plaza property due to expiring leases that had lease intangibles amortized through 2005 and a decrease in tenant reimbursements at that property as the tenants vacated;
- $0.2 million decrease related to the loss of Winn-Dixie rent at Shops at Eagle Creek;
- $0.1 million decrease from the write off of intangible lease obligations in connection with a lease termination in 2005; and
- $0.1 million decrease at Glendale Town Center due to activities surrounding the redevelopment of that property.

Other property related revenue primarily consists of parking revenues, overage rent, lease settlement income and gains on land sales. This revenue increased approximately $0.6 million, or 10%, primarily as a result of an increase of $1.0 million in lease settlement income at four of our properties, an increase in overage rent totaling $0.2 million at five of our properties, and an increase of $0.1 million of insurance proceeds during fiscal year 2006. These increases were partially offset by a decrease of $0.8 million due to lower gains on land sales and land development rights fees in fiscal year 2006 compared to fiscal year 2005.

Construction revenue and service fees increased approximately $15.0 million, or 57%. This increase is primarily due to an increase in construction contracts with third party customers and proceeds from the sale of a build-to-suit asset at Bridgewater Marketplace of $5.3 million. In 2005, revenue from the sale of the Walgreens at our Cornelius, Oregon property was $5.7 million.

Property operating expenses increased approximately $1.2 million, or 10%, due to the following:

	Increase (Decrease) 2006 to 2005
Properties acquired during 2005 or 2006	$ 1,891,788
Development properties that became operational or partially operational in 2005 or 2006	673,372
Properties fully operational during 2005 and 2006 & other	(1,321,328)
Total	$ 1,243,832

Excluding the increase due to the acquisition and transitioned development properties, the net $1.3 million decrease in property operating expenses was primarily due to the following:

- A net decrease of $0.6 million in bad debt expenses at two of our properties primarily due to the write-off of the uncollectible receivable of a bankrupt tenant in 2005; and
- A net decrease of $0.6 million at Glendale Town Center, reflecting lower occupancy levels.

Real estate taxes increased approximately $3.8 million, or 51%, due to the following:

	Increase 2006 to 2005
Properties acquired during 2005 or 2006	$ 1,770,395
Development properties that became operational or partially operational in 2005 or 2006	954,719
Properties fully operational during 2005 and 2006	1,078,582
Total	$ 3,803,696

Excluding the increase due to the acquisition and transitioned development properties, the net $1.1 million increase in real estate taxes was primarily due to property reassessments, which are mostly recoverable from tenants. All increased property reassessments are appealed and occasionally we receive subsequent refunds on amounts previously paid.

Cost of construction and services increased approximately $14.1 million, or 65%. This increase was primarily due to an increase in construction contracts as well as $3.5 million of costs associated with the sale of a build-to-suit asset at

Bridgewater Marketplace. These increases were partially offset by costs of $4.1 million associated with the 2005 sale of the Walgreens at our Cornelius, Oregon property.

Depreciation and amortization expense increased approximately $7.9 million, or 36%, due to the following:

	Increase 2006 to 2005
Properties acquired during 2005 or 2006	$ 4,929,098
Development properties that became operational or partially operational in 2005 or 2006	1,797,725
Properties fully operational during 2005 and 2006 & other	1,156,318
Total	$ 7,883,141

Excluding the increase due to the acquisition and transitioned development properties, the net $1.2 million increase in depreciation and amortization expense was primarily due to tenant costs written off during fiscal year 2006 at our Glendale Town Center property in anticipation of its redevelopment.

Other income, net increased approximately $0.1 million, or 60%, due to interest income on a deposit related to the acquisition of Market Street Village.

Interest expense increased approximately $3.4 million, or 19%, due to the following:

	Increase (Decrease) 2006 to 2005
Properties acquired during 2005 or 2006	$ 3,406,191
Development properties that became operational or partially operational in 2005 or 2006	1,385,255
Properties fully operational during 2005 and 2006 & other	(1,405,533)
Total	$ 3,385,913

Excluding the increase due to the acquisition and transitioned development properties, the net $1.4 million decrease in interest expense was primarily due to a $2.3 million reduction in interest expense attributable to the repayment of indebtedness from proceeds from our follow-on equity offering in October 2005, and was partially offset by a $1.0 million increase as a result of permanent loan financing during the second quarter of 2006 at Sunland Towne Center.

Loss on sale of asset was $0.8 million in 2006. In June 2006, we terminated our lease with Marsh Supermarkets and sold the store at our Naperville Marketplace property to Caputo's Fresh Markets and recorded a loss on the sale of approximately $0.8 million (approximately $0.5 million after tax). The total proceeds from these transactions of $14 million included a $2.5 million note from Marsh with monthly installments payable through June 30, 2008, and $2.5 million of cash received from the termination of our lease with Marsh. The note is guaranteed by the parent company of Marsh Supermarkets and was assumed by Sun Capital Partners, Inc. upon its acquisition of Marsh. Marsh Supermarkets at Naperville Marketplace was owned by our taxable REIT subsidiary. The net proceeds from this sale were used to pay off related indebtedness of approximately $11.6 million. We continue to develop the remainder of the Naperville Marketplace development property.

Minority interest in income of consolidated subsidiaries decreased approximately $1.1 million, or 91%. This decrease was primarily due to $1.0 million of gains on land sales in 2005 attributable to our joint venture partner.

Operating income from discontinued operations, net of Limited Partners' interests decreased $0.7 million, or 91%, and gain on sale of operating property, net of Limited Partners' interests decreased $5.5 million, or 100%. In December 2005, we sold our Mid-America Clinical Labs operating property and, accordingly, have reclassified prior periods to reflect the activity of this property as discontinued operations. The amount of operating income for this property in fiscal year 2005 was approximately $0.8 million, net of Limited Partners' interests and the gain on sale of the property, net of Limited Partners' interests, was approximately $5.5 million.

Liquidity and Capital Resources

Current State of Capital Markets

The uncertainty in the credit markets have caused banks to tighten credit standards, making it more difficult for individuals and companies to obtain financing on favorable terms, if at all. Obtaining favorable financing is important to our business due to the capital needs of our existing development projects.

In light of the uncertainty in the credit markets and the economy in general, we intend to aggressively manage our balance sheet in 2008 and, to the extent available to us, take advantage of low interest rates to refinance variable rate debt and minimize our interest rate risk. For example, in January and February 2008, we were able to refinance variable rate debt at seven of our consolidated properties and one of our unconsolidated properties. As a result of this refinancing, approximately 76% of debt obligations previously due in 2008 are now due in 2009 (including our share of debt at our unconsolidated property) and approximately 5% of debt obligations previously due in 2008 are now due in 2011. We may also seek to reduce the aggregate amount of indebtedness outstanding under our unsecured credit facility, discussed below, and diversify our capital structure. We may do this by pursuing additional joint venture capital partners and/or disposing of properties that are no longer core to our growth strategy. We will also continue to monitor the capital markets and consider raising capital through the issuance of our common stock, preferred stock or other securities.

As of December 31, 2007, we had cash and cash equivalents on hand of $19.0 million.

Our Unsecured Revolving Credit Facility

On February 20, 2007, our Operating Partnership entered into an amended and restated four-year $200 million unsecured revolving credit facility with a group of lenders and Key Bank National Association, as agent (the "unsecured facility"). The Company and several of the Operating Partnership's subsidiaries are guarantors of the Operating Partnership's obligations under the unsecured facility. The unsecured facility has a maturity date of February 20, 2011, with a one-year extension option. Initial proceeds of approximately $118 million were drawn from the unsecured facility to repay the principal amount outstanding under our then-existing secured revolving credit facility and retire the secured revolving credit facility. Borrowings under the unsecured facility bear interest at a floating interest rate of LIBOR plus 115 to 135 basis points, depending on our leverage ratio. The unsecured facility has a 0.125% to 0.20% commitment fee applicable to the average daily unused amount. Subject to certain conditions, including the prior consent of the lenders, we have the option to increase our borrowings under the unsecured facility to a maximum of $400 million. The unsecured facility also includes a short-term borrowing line of $25 million with a variable interest rate. Borrowings under the short-term line may not be outstanding for more than five days.

The amount that we may borrow under the unsecured facility is based on the value of properties in the unencumbered property pool. We currently have 46 unencumbered assets, 44 of which are wholly owned and used to calculate the amount available for borrowing under the unsecured credit facility and two of which are joint venture assets. The major unencumbered assets include: Silver Glen Crossings, Glendale Town Center, King's Lake Square, Hamilton Crossing, Waterford Lakes, Eastgate Pavilion, Wal-Mart Plaza, Market Street Village, and Courthouse Shadows. As of December 31, 2007, the total amount available for borrowing under the unsecured facility was approximately $43.7 million.

Our ability to borrow under the unsecured facility is subject to ongoing compliance with various restrictive covenants similar to those in our previous secured credit facility, including with respect to liens, indebtedness, investments, dividends, mergers and asset sales. In addition, the unsecured facility, like our previous secured credit facility, requires that the Company satisfy certain financial covenants, including:

- a maximum leverage ratio of 65% (or 70% in certain circumstances);
- Adjusted EBITDA (as defined in the unsecured facility) to fixed charges coverage ratio of at least 1.50 to 1;
- minimum tangible net worth (defined as Total Asset Value less Total Indebtedness) of $300 million (plus 75% of the net proceeds of any future equity issuances);
- ratio of net operating income of unencumbered property to debt service under the unsecured facility of at least 1.50 to 1;

- minimum unencumbered property pool occupancy rate of 80%;
- ratio of floating rate indebtedness to total asset value of no more than 0.35 to 1; and
- ratio of recourse indebtedness to total asset value of no more than 0.30 to 1.

We were in compliance with all applicable covenants under the unsecured facility as of December 31, 2007.

Under the terms of the unsecured facility, we are permitted to make distributions to our shareholders of up to 95% of our funds from operations provided that no event of default exists. If an event of default exists, we may only make distributions sufficient to maintain our REIT status. However, we may not make any distributions if an event of default resulting from nonpayment or bankruptcy exists, or if our obligations under the credit facility are accelerated.

Short and Long-Term Liquidity Needs

We derive the majority of our revenue from tenants who lease space from us at our properties. Therefore, our ability to generate cash from operations is dependent on the rents that we are able to charge and collect from our tenants. While we believe that the nature of the properties in which we typically invest—primarily neighborhood and community shopping centers—provides a relatively stable revenue flow in uncertain economic times, general economic downturns or downturns in the markets in which we own properties may still adversely affect the ability of our tenants to meet their lease obligations, as discussed in more detail above in "*Overview – 2007 Developments and Current Market Conditions*." In that event, our cash flow from operations could be materially affected.

The nature of our business, coupled with the requirements for qualifying for REIT status (which includes the stipulation that we distribute to shareholders at least 90% of our annual REIT taxable income) and to avoid paying tax on our income, necessitate that we distribute a substantial majority of our income on an annual basis which will cause us to have substantial liquidity needs over both the short term and the long term. Our short-term liquidity needs consist primarily of funds necessary to pay operating expenses associated with our operating properties, interest expense and scheduled principal payments on our debt, expected dividend payments (including distributions to persons who hold units in our Operating Partnership) and recurring capital expenditures. When we lease space to new tenants, or renew leases for existing tenants, we also incur expenditures for tenant improvements and external leasing commissions. This amount, as well as the amount of recurring capital expenditures that we incur, will vary from year to year. During the year ended December 31, 2007, we incurred approximately $0.5 million of costs for recurring capital expenditures on operating properties. We also incurred approximately $5.4 million of costs for tenant improvements and external leasing commissions, of which approximately $4.5 million related to costs associated with a new tenant at our Thirty South property.

We expect to meet our short-term liquidity needs through cash generated from operations and, to the extent necessary, borrowings under the unsecured facility and new construction loans.

Our long-term liquidity needs consist primarily of funds necessary to pay for development of new properties, redevelopment of existing properties, non-recurring capital expenditures, acquisitions of properties, and payment of indebtedness at maturity. As of December 31, 2007, our Glendale Town Center and Shops at Eagle Creek properties were undergoing major redevelopment activities. We anticipate our investment in the redevelopment at Glendale Town Center, net of third party contributions, will be approximately $15 million. We anticipate our investment in the redevelopment at Shops at Eagle Creek will be approximately $4 million. We expect to fund these investments through draws on our unsecured facility.

As of December 31, 2007, we had nine development projects in our current development pipeline. The total estimated cost, including our share and our joint venture partners' share, for these projects is approximately $146 million, of which approximately $110 million had been incurred as of December 31, 2007. Our share of the total estimated cost is approximately $92 million, of which we have incurred approximately $72 million as of December 31, 2007. We expect to fund these investments through a combination of new construction loans and draws on our unsecured facility.

In addition to our current development pipeline, we have a significant "visible shadow" development pipeline which includes land parcels that are in the final stages of preparation for construction to commence. As of December 31, 2007, this visible shadow pipeline consisted of six projects that are expected to contain approximately 3.1 million square feet at a total estimated project cost of approximately $392 million, of which our share is currently expected to be approximately

$235 million. We expect to fund these investments through a combination of new construction loans and draws on our unsecured facility.

We are actively pursuing the acquisition and development of other properties, which will require additional capital. We do not expect to have sufficient funds on hand to meet these long-term cash requirements. We will have to satisfy these needs through participation in joint venture transactions, additional borrowings, sales of common or preferred shares and/or cash generated through property dispositions. We believe we will have access to these sources of capital on favorable terms to fund our long-term liquidity requirements, but we cannot assure this will be the case. Our ability to access the capital markets will be dependent on a number of factors, including general capital market conditions.

In September 2006, the Company entered into an agreement (the "Venture") with Prudential Real Estate Investors ("PREI") to pursue joint venture opportunities for the development and selected acquisition of community shopping centers in the United States. The Venture intends to develop or acquire up to $1.25 billion of well-positioned community shopping centers in strategic markets in the United States. Under the terms of the agreement, the Company has agreed to present to PREI opportunities to develop or acquire community shopping centers, each with estimated project costs in excess of $50 million. The Company has the option to present to PREI additional opportunities with estimated project costs under $50 million. It is expected that equity capital contributions of up to $500 million will be made to the Venture for qualifying projects. The Company expects contributions would be made on a project-by-project basis with PREI contributing 80% and the Company contributing 20% of the equity required. Our first project with PREI is Parkside Town Commons, which is currently in our visible shadow development pipeline.

In August 2005, we filed a registration statement, and subsequent prospectus supplements related thereto, with the Securities and Exchange Commission allowing us to offer, from time to time, common shares or preferred shares for an aggregate initial public offering price of up to $500 million. In October 2005, we issued 9.4 million common shares under this registration statement for gross offering proceeds of approximately $141 million. In May 2007, we issued 30,000 common shares under this registration statement for offering proceeds, net of offering costs, of approximately $0.5 million. We have approximately $358 million remaining under this registration statement.

See Item 7A.for a discussion of the impact of inflation on the Company.

Cash Flows

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

Cash provided by operating activities was $37.7 million for the year ended December 31, 2007, an increase of $7.2 million from 2006. The increase resulted largely from the addition of four operating properties purchased in 2006, the opening of several properties that were under development during 2006, and the change in tenant receivables and deferred costs and other assets between years of $13.1 million. These increases were partially offset by a change in accounts payable, accrued expenses, deferred revenues, and other liabilities between years of approximately $8.3 million.

Cash used in our investing activities totaled $96.7 million in 2007, a decrease of $123.4 million from 2006. The decrease in cash used in investing activities was primarily a result of a decrease of $123.6 million in property acquisition and capital expenditures in 2007 compared to 2006. In addition, during 2006, we realized net proceeds of $11.1 million from the termination of our lease with Marsh Supermarkets at Naperville Marketplace and the related sale of this asset.

Cash provided by financing activities totaled $54.1 million during 2007, a decrease of $144.3 million from 2006. Proceeds from loan transactions, net of loan transaction costs, decreased approximately $206.5 million between periods. This decrease was largely due to new debt obtained during 2006 for the purchase of four operating properties, an outside partners' interest in a consolidated property, the financing of the acquisition of development land parcels, and the funding of development activity. In 2007, a significant portion of proceeds from loan transactions was related to the draw of $118.1 million from the new unsecured credit facility to repay the principal amount outstanding under our then-existing secured revolving credit facility and retire the secured revolving credit facility. Loan payments also decreased $63.5 million between years, which was primarily the result of the repayment of short-term borrowings related to the acquisition of properties in 2006.

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Cash provided by operating activities was $30.4 million for the year ended December 31, 2006, an increase of $6.9 million from 2005. The increase resulted largely from the addition of nine fully operational or partially operational properties and was partially offset by cash used through changes in deferred costs and other assets of $9.3 million.

Cash used in our investing activities totaled $220.1 million in 2006, an increase of $14.1 million from 2005. The increase largely resulted from a decrease in net proceeds from the sale of operating properties of $9.7 million between years. During 2006, we acquired three operating properties, one property under development which subsequently became operational, the outside partner's interest in a consolidated property, and various development land parcels and operating capital expenditures for a total net purchase price of $229.0 million while during 2005 we acquired five properties and various land parcels and operating capital expenditures for a total net purchase price of approximately $228.9 million.

Cash provided by financing activities totaled $198.4 million during 2006, an increase of $10.8 million from 2005. Loan proceeds (net of transaction costs and principal payments) increased $179.8 million between years and loan payments increased $29.5 million between years. Net loan proceeds were primarily used to finance acquisition and development activity. In addition, during 2005, we had a follow-on offering of common shares, raising $133.2 million after offering costs. Primarily as a result of the shares issued in connection with the follow-on offering, our distributions to shareholders increased $5.8 million.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. We do, however, have certain obligations to some of our unconsolidated joint venture arrangements, including our joint venture with Prudential Real Estate Investors with respect to our Parkside Town Commons development. As of December 31, 2007, we owned a 40% interest in this joint venture which, under the terms of this joint venture, will be reduced to 20% upon the commencement of construction.

As of December 31, 2007, our share of unconsolidated joint venture indebtedness was $28.1 million. Unconsolidated joint venture debt is the liability of the joint venture and is typically secured by the assets of the joint venture. As of December 31, 2007, the Operating Partnership had guaranteed unconsolidated joint venture debt of $19.9 million in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by the Operating Partnership are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation. See Note 6 "Investments in Unconsolidated Joint Ventures" in our Notes to Consolidated Financial Statements, contained in this Form 10-K, for information on our unconsolidated joint ventures for the years ended December 31, 2007, 2006 and 2005.

Contractual Obligations

The following table summarizes our contractual obligations to third parties, excluding interest. In early 2008, we refinanced a number of our debt instruments, and those refinancings are reflected in the table below. Refer to footnotes 4 and 5 of this table for details on those refinancings.

	Construction Contracts	Tenant Improvements	Operating Leases	Consolidated Long-term Debt	Pro rata Share of Joint Venture Debt	Employment Contracts [1]	Total [2]
2008	$ 125,519,791	$ 2,200,122	$ 918,300	$ 20,564,847 [3]	$ 217,025 [5]	$ 1,673,750	$ 151,093,835
2009	—	—	920,800	166,783,397	22,135,997	—	189,840,194
2010	—	—	920,800	2,960,204	96,813	—	3,977,817
2011	—	—	920,800	179,517,290 [4]	103,335	—	180,541,425
2012	—	—	920,800	38,904,933	109,258	—	39,934,991
Thereafter	—	—	11,389,545	236,263,476	5,431,242	—	253,084,263
Unamortized Debt Premiums	—	—	—	1,839,486	—	—	1,839,486
Total	$ 125,519,791	$ 2,200,122	$ 15,991,045	$ 646,833,633	$ 28,093,670	$ 1,673,750	$ 820,312,011

1 In connection with the Company's IPO and related formation transactions, we entered into employment agreements with seven members of senior management. Under the agreements, each person received a stipulated annual salary through December 31, 2008. Each agreement has an automatic one-year renewal unless we or the employee elects not to renew the agreement.
2 Table includes contracts executed as of December 31, 2007.
3 In January and February 2008, we refinanced variable rate debt at a total of six of our consolidated properties and extended the maturity dates from 2008 to 2009. As a result, $56.7 million of these obligations previously due in 2008 are now due in 2009.
4 In February 2008, we refinanced fixed rate debt at one of our properties with variable rate debt bearing interest at LIBOR + 1.35% and extended the maturity date to November 4, 2011. As a result, $4.0 million of obligations previously due in 2008 are now due in 2011.
5 In January 2008, we refinanced variable rate debt at one of our unconsolidated joint venture properties and extended the maturity date. As a result, $19.9 million of these obligations previously due in 2008 are now due in 2009.

Construction contracts in the table represent commitments related to new developments, redevelopments and third-party construction.

In 2007, we incurred $26.0 million of interest expense, net of amounts capitalized of $12.8 million.

We intend to satisfy the approximately $151.1 million of contractual obligations that are due in 2008 (as reduced by $80.6 million due to the variable debt refinancings) primarily with cash generated from operations, draws on our revolving line of credit, obtaining new financing, and, where appropriate, refinancing of indebtedness coming due.

In connection with our formation at the time of our IPO, we entered into an agreement that restricts our ability, prior to December 31, 2016, to dispose of six of our properties in taxable transactions and limits the amount of gain we can trigger with respect to certain other properties without incurring reimbursement obligations owed to certain limited partners. We have agreed that if we dispose of any interest in six specified properties in a taxable transaction before December 31, 2016, then we will indemnify the contributors of those properties for their tax liabilities attributable to their built-in gain that exists with respect to such property interest as of the time of our IPO (and tax liabilities incurred as a result of the reimbursement payment).

The six properties to which our tax indemnity obligations relate represented approximately 19% of our annualized base rent in the aggregate as of December 31, 2007. These six properties are International Speedway Square, Shops at Eagle Creek, Whitehall Pike, Ridge Plaza Shopping Center, Thirty South, and Market Street Village.

Outstanding Indebtedness

The following table presents details of outstanding indebtedness as of December 31, 2007. In early 2008, we refinanced a number of our debt instruments. Refer to the footnotes of this table for details on those refinancings.

Property		Balance Outstanding	Interest Rate	Maturity
Fixed Rate Debt - Mortgage:				
50th & 12th	$	4,510,894	5.67%	11/11/2014
Boulevard Crossing		12,109,844	5.11%	12/11/2009
Centre at Panola, Phase I		4,006,861	6.78%	1/1/2022
Cool Creek Commons		18,000,000	5.88%	4/11/2016
Corner Shops, The		1,731,369	7.65%	7/1/2011
Fox Lake Crossing		11,728,026	5.16%	7/1/2012
Geist Pavilion		11,125,000	5.78%	1/1/2017
Indian River Square		13,300,000	5.42%	6/11/2015
Indiana State Motor Pool		3,978,684	5.38%	3/24/2008[7]
International Speedway Square		19,183,198	7.17%	3/11/2011
Kedron Village		29,700,000	5.70%	1/11/2017
Pine Ridge Crossing		17,500,000	6.34%	10/11/2016
Plaza at Cedar Hill		26,344,517	7.38%	2/1/2012
Plaza Volente		28,680,000	5.42%	6/11/2015
Preston Commons		4,456,670	5.90%	3/11/2013
Ridge Plaza		16,223,164	5.15%	10/11/2009
Riverchase		10,500,000	6.34%	10/11/2016
Sunland Towne Centre		25,000,000	6.01%	7/1/2016
Thirty South		22,370,485	6.09%	1/11/2014
Traders Point		48,000,000	5.86%	10/11/2016
Whitehall Pike		9,096,127	6.71%	7/5/2018
		337,544,839		
Floating Rate Debt - Hedged:				
Unencumbered Property Pool		50,000,000	6.32%	2/20/2011
Unencumbered Property Pool		25,000,000	6.17%	2/18/2011
Beacon Hill Shopping Center		11,000,000	5.13%	3/30/2009
Estero Town Commons		17,700,000	5.55%	1/3/2009
Naperville Marketplace		10,000,000	6.05%	12/30/2008
Tarpon Springs Plaza		20,000,000	5.55%	1/3/2009
		133,700,000		
Net unamortized premium on assumed debt of acquired properties		1,839,486		
Total Fixed Rate Indebtedness	$	473,084,325		

Property		Balance Outstanding	Interest Rate	Maturity	Interest Rate at 12/31/07
Variable Rate Debt - Mortgage:					
Fishers Station	$	4,546,291	LIBOR + 1.50%	9/1/2008[1]	6.10%
Subtotal Mortgage Notes		4,546,291			
Variable Rate Debt - Construction:					
Bayport Commons		18,024,852	LIBOR + 1.25%	12/27/2008[2]	5.85%
Beacon Hill Shopping Center		11,074,807	LIBOR + 1.25%	3/30/2009	5.85%
Bridgewater Marketplace		9,297,177	LIBOR + 1.60%	6/29/2008[3]	6.20%
Cobblestone Plaza		21,868,702	LIBOR + 1.60%	6/29/2009	6.20%
Delray Marketplace		9,080,033	LIBOR + 1.85%	1/3/2009	6.45%
Estero Town Center		17,736,222	LIBOR + 1.55%	1/3/2009	6.15%
Gateway Shopping Center		15,626,188	LIBOR + 1.45%	2/13/2008[4]	6.10%
Naperville Marketplace		10,397,550	LIBOR + 1.30%	12/30/2008	5.90%
Red Bank Commons		4,798,797	LIBOR + 1.15%	3/31/2008[5]	5.75%
South Elgin Commons		4,425,000	LIBOR + 1.25%	6/30/2008[6]	5.85%
Tarpon Springs Plaza		20,000,000	LIBOR + 1.55%	1/3/2009	6.15%
Traders Point II		7,799,665	LIBOR + 1.15%	12/31/2008	5.75%
Subtotal Construction Notes		150,128,993			
Line of Credit		152,774,024	LIBOR + 1.25%	2/20/2011	5.85%
Floating Rate Debt - Hedged:					
Unencumbered Property Pool		(50,000,000)	LIBOR + 1.25%	2/20/2011	5.85%
Unencumbered Property Pool		(25,000,000)	LIBOR + 1.25%	2/18/2011	5.85%
Beacon Hill Shopping Center		(11,000,000)	LIBOR + 1.25%	3/30/2009	5.85%
Estero Town Commons		(17,700,000)	LIBOR + 1.55%	1/3/2009	6.15%
Naperville Marketplace		(10,000,000)	LIBOR + 1.30%	12/30/2008	5.90%
Tarpon Springs Plaza		(20,000,000)	LIBOR + 1.55%	1/3/2009	6.15%
		(133,700,000)			
Total Variable Rate Indebtedness		173,749,308			
Total Indebtedness	$	**646,833,633**			

1 In January 2008, we refinanced this debt and extended the maturity date to June 6, 2009.
2 In February 2008, we refinanced this debt and extended the maturity date to December 27, 2009.
3 In February 2008, we refinanced this debt and extended the maturity date to July 29, 2009.
4 In February 2008, we refinanced this debt and extended the maturity date to July 29, 2009.
5 In February 2008, we refinanced this debt, changing the rate to LIBOR + 1.30% and extending the maturity date to March 30, 2009.
6 In January 2008, we refinanced this debt and extended the maturity date to May 31, 2009.
7 In February 2008, we refinanced this debt, replacing the fixed rate with a variable rate of LIBOR + 1.35% and extended the maturity date to November 4, 2011.

Funds From Operations

Funds From Operations ("FFO"), is a widely used performance measure for real estate companies and is provided here as a supplemental measure of operating performance. We calculate FFO in accordance with the best practices described in the April 2002 National Policy Bulletin of the National Association of Real Estate Investment Trusts (NAREIT), which we refer to as the White Paper. The White Paper defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

Given the nature of our business as a real estate owner and operator, we believe that FFO is helpful to investors as a starting point in measuring our operational performance because it excludes various items included in net income that do not relate to or are not indicative of our operating performance, such as gains (or losses) from sales of depreciated property and depreciation and amortization, which can make periodic and peer analyses of operating performance more difficult. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, and is not indicative of funds available to satisfy our cash needs, including our ability to make distributions. Our computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definitions differently than we do.

Our calculation of FFO (and reconciliation to net income) is as follows:

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Funds From Operations:			
Net income	$ 13,522,683	$ 10,179,650	$ 13,435,840
Add loss on sale of asset, net of tax	—	458,405	—
Less gain on sale of operating property	(2,036,189)	—	(7,212,402)
Add Limited Partners' interests in income	3,853,604	2,989,366	5,329,298
Add depreciation and amortization of consolidated entities and discontinued operations, net of minority interest	31,475,146	29,313,102	22,124,355
Add joint venture partners' interests in depreciation and amortization of unconsolidated entities	403,799	401,549	344,600
Funds From Operations of the Kite Portfolio[1]	47,219,043	43,342,072	34,021,691
Less Limited Partners' interests in Funds From Operations	(10,529,847)	(9,838,650)	(9,629,945)
Funds From Operations allocable to the Company[1]	$ 36,689,196	$ 33,503,422	$ 24,391,746

1 "Funds From Operations of the Kite Portfolio" measures 100% of the operating performance of the Operating Partnership's real estate properties and construction and service subsidiaries in which the Company owns an interest. "Funds From Operations allocable to the Company" reflects a reduction for the Limited Partners' weighted average diluted interest in the Operating Partnership.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our future income, cash flows and fair values relevant to financial instruments depend upon prevailing interest rates. Market risk refers to the risk of loss from adverse changes in interest rates of debt instruments of similar maturities and terms.

Market Risk Related to Fixed Rate Debt

We had approximately $646.8 million of outstanding consolidated indebtedness as of December 31, 2007 (inclusive of net premiums on acquired debt of $1.8 million). During 2007, we participated in the following interest rate swaps:

- On February 28, 2007, a portion of the unsecured facility was hedged by an interest rate swap with a notional amount of $25 million, a fixed interest rate of 6.17% and matures February 18, 2011;
- On August 1, 2007, two of our outstanding interest rate swaps totaling $50 million matured. These swaps were entered into during 2005 to hedge variable cash flows associated with existing variable rate debt and had a fixed interest rate of 5.28% and 5.55%;
- On August 1, 2007, in connection with these maturities, an additional portion of the unsecured facility was hedged by an interest rate swap with a notional amount of $50 million, a fixed rate of 6.32% and matures February 20, 2011;
- On August 17, 2007, a portion of our variable rate construction loan at Naperville Marketplace was hedged by an interest rate swap agreement with a notional amount of $10 million, a fixed interest rate of 6.05% and matures December 30, 2008;
- On August 17, 2007, a portion of the Venture's variable rate construction loan at Parkside Town Commons was hedged by an interest rate swap agreement with a notional amount of $42 million, a fixed interest rate of 5.60% and matures March 2, 2009;
- On December 21, 2007, a portion of our variable rate construction loan at Beacon Hill Shopping Center was hedged by an interest rate swap agreement with a notional amount of $11 million, a fixed interest rate of 5.13% and matures March 30, 2009;
- On December 28, 2007, a portion of our variable rate construction loan at Estero Town Commons was hedged by an interest rate swap agreement with a notional amount of $17.7 million, a fixed interest rate of 5.55% and matures January 3, 2009; and
- On December 28, 2007, a portion of our variable rate construction loan at Tarpon Springs Plaza was hedged by an interest rate swap agreement with a notional amount of $20 million, a fixed interest rate of 5.55% and matures January 3, 2009.

In total, at December 31, 2007, we had $133.7 million of consolidated interest rate swaps outstanding. Including the effects of these swaps, our fixed and variable rate debt would have been approximately $471.2 million (73%) and $173.7 million (27%), respectively, of our total consolidated indebtedness at December 31, 2007. Reflecting our share of unconsolidated debt, our fixed and variable rate debt was 74% and 26%, respectively, of total consolidated and our share of unconsolidated indebtedness at December 31, 2007.

Based on the amount of our fixed rate debt, a 100 basis point increase in market interest rates would result in a decrease in its fair value of approximately $17.8 million. A 100 basis point decrease in market interest rates would result in an increase in the fair value of our fixed rate debt of approximately $19.2 million. A 100 basis point increase or decrease in interest rates on our variable rate debt as of December 31, 2007 would increase or decrease our annual cash flow by approximately $1.7 million.

As a matter of policy, we do not utilize financial instruments for trading or speculative transactions.

Inflation

Most of our leases contain provisions designed to mitigate the adverse impact of inflation by requiring the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance. This helps reduce our exposure to increases in costs and operating expenses resulting from inflation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements of the Company included in this Report are listed in Part IV, Item 15(a) of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.

Changes in Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as that term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under the framework in *Internal Control – Integrated Framework,* the Company's management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2007.

The Company's independent auditors, Ernst & Young LLP, an independent registered public accounting firm, have issued a report on the Company's internal control over financial reporting as stated in their report which is included herein.

The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Trustees regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Kite Realty Group Trust:

We have audited Kite Realty Group Trust and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Kite Realty Group Trust and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Kite Realty Group Trust and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Kite Realty Group Trust and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and the related financial statement schedule as of December 31, 2007 of Kite Realty Group Trust and Subsidiaries and our report dated March 14, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Indianapolis, Indiana
March 14, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a code of ethics that applies to our principal executive officer and senior financial officers, which is available on our Internet website at: www.kiterealty.com. Any amendment to, or waiver from, a provision of this code of ethics will be posted on our Internet website.

The remaining information required by this Item is hereby incorporated by reference to the material appearing in our 2007 Annual Meeting Proxy Statement (the "Proxy Statement"), which we intend to file within 120 days after our fiscal year-end, under the captions "Proposal 1: Election of Trustees Nominees for Election for a One-Year Term Expiring at the 2009 Annual Meeting", "Executive Officers", "Information Regarding Governance and Board and Committee Meetings – Committee Charters and Corporate Governance", "Information Regarding Corporate Governance and Board and Committee Meetings – Board Committees" and "Other Matters – Section 16(a) Beneficial Ownership Reporting Compliance".

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is hereby incorporated by reference to the material appearing in our Proxy Statement, under the captions "Compensation Discussion and Analysis", "Compensation of Executive Officers and Trustees", "Compensation Committee Interlocks and Insider Participation", and "Compensation Committee Report".

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is hereby incorporated by reference to the material appearing in our Proxy Statement, under the captions "Equity Compensation Plan Information" and "Principal Shareholders".

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is hereby incorporated by reference to the material appearing in our Proxy Statement, under the captions "Certain Relationships and Related Transactions" and "Information Regarding Corporate Governance and Board Committee Meetings – Independence of Trustees".

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is hereby incorporated by reference to the material appearing in our Proxy Statement, under the caption "Proposal 2: Ratification of Appointment of Independent Registered Accounting Firm - Relationship with Independent Registered Public Accounting Firm".

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULE

(a) Documents filed as part of this report:

(1) Financial Statements:
Consolidated financial statements for the Company listed on the index immediately preceding the financial statements at the end of this report.

(2) Financial Statement Schedule:
Financial statement schedule for the Company listed on the index immediately preceding the financial statements at the end of this report.

(3) Exhibits:
The Company files as part of this report the exhibits listed on the Exhibit Index.

(b) Exhibits:
The Company files as part of this report the exhibits listed on the Exhibit Index.

(c) Financial Statement Schedule:
The Company files as part of this report the financial statement schedule listed on the index immediately preceding the financial statements at the end of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KITE REALTY GROUP TRUST
(Registrant)

March 17, 2008 (Date)	/s/ JOHN A. KITE John A. Kite Chief Executive Officer and President (Principal Executive Officer)
March 17, 2008 (Date)	/s/ DANIEL R. SINK Daniel R. Sink Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALVIN E. KITE, JR. (Alvin E. Kite, Jr.)	Chairman of the Board and Trustee	March 17, 2008
/s/ JOHN A. KITE (John A. Kite)	Chief Executive Officer, President and Trustee (Principal Executive Officer)	March 17, 2008
/s/ WILLIAM E. BINDLEY (William E. Bindley)	Trustee	March 17, 2008
/s/ RICHARD A. COSIER (Richard A. Cosier)	Trustee	March 17, 2008
/s/ EUGENE GOLUB (Eugene Golub)	Trustee	March 17, 2008
/s/ GERALD L. MOSS (Gerald L. Moss)	Trustee	March 17, 2008
/s/ MICHAEL L. SMITH (Michael L. Smith)	Trustee	March 17, 2008
/s/ DANIEL R. SINK (Daniel R. Sink)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2008

Kite Realty Group Trust
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of Kite Realty Group Trust:

We have audited the accompanying consolidated balance sheets of Kite Realty Group Trust and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audit also included the financial statement schedule listed in the index at item 15(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kite Realty Group Trust and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Kite Realty Group Trust and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LLP

Indianapolis, Indiana
March 14, 2008

Kite Realty Group Trust
Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
Assets:		
Investment properties, at cost:		
Land	$ 210,486,125	$ 190,886,884
Land held for development	23,622,458	21,687,309
Buildings and improvements	624,500,501	582,715,399
Furniture, equipment and other	4,571,354	5,492,726
Construction in progress	187,006,760	155,569,117
	1,050,187,198	956,351,435
Less: accumulated depreciation	(84,603,939)	(63,726,825)
	965,583,259	892,624,610
Cash and cash equivalents	19,002,268	23,952,594
Tenant receivables, including accrued straight-line rent of $6.7 million and $4.8 million, respectively, net of allowance for bad debts	17,200,458	15,215,858
Other receivables	7,124,485	18,247,435
Investments in unconsolidated entities, at equity	1,079,937	1,174,371
Escrow deposits	14,036,877	8,604,580
Deferred costs, net	20,563,664	17,532,939
Prepaid and other assets	3,643,696	5,808,926
Total Assets	$1,048,234,644	$ 983,161,313
Liabilities and Shareholders' Equity:		
Mortgage and other indebtedness	$ 646,833,633	$ 566,975,980
Accounts payable and accrued expenses	36,173,195	33,007,119
Deferred revenue and other liabilities	26,127,043	30,156,299
Cash distributions and losses in excess of net investment in unconsolidated entities, at equity	234,618	—
Minority interest	4,731,211	4,295,723
Total Liabilities	714,099,700	634,435,121
Commitments and contingencies		
Limited Partners' interests in Operating Partnership	74,512,093	78,812,120
Shareholders' Equity:		
Preferred Shares, $.01 par value, 40,000,000 shares authorized, no shares issued and outstanding	—	—
Common Shares, $.01 par value, 200,000,000 shares authorized, 28,981,594 shares and 28,842,831 shares issued and outstanding at December 31, 2007 and 2006, respectively	289,816	288,428
Additional paid in capital and other	293,897,673	291,159,647
Accumulated other comprehensive (loss) income	(3,122,482)	297,540
Accumulated deficit	(31,442,156)	(21,831,543)
Total shareholders' equity	259,622,851	269,914,072
Total Liabilities and Shareholders' Equity	$1,048,234,644	$ 983,161,313

The accompanying notes are an integral part of these consolidated financial statements.

Kite Realty Group Trust
Consolidated Statements of Operations

	Year Ended December 31,		
	2007	2006	2005
Revenue:			
Minimum rent	$ 72,083,108	$ 66,713,135	$ 54,551,632
Tenant reimbursements	18,401,181	16,631,735	11,951,557
Other property related revenue	11,010,553	6,358,086	5,793,443
Construction and service fee revenue	37,259,934	41,447,364	26,419,801
Total revenue	138,754,776	131,150,320	98,716,433
Expenses:			
Property operating	15,121,325	13,580,369	12,336,537
Real estate taxes	11,917,299	11,259,794	7,456,098
Cost of construction and services	32,077,014	35,901,364	21,823,278
General, administrative, and other	6,298,901	5,322,594	5,327,735
Depreciation and amortization	31,850,770	29,579,123	21,695,982
Total expenses	97,265,309	95,643,244	68,639,630
Operating income	41,489,467	35,507,076	30,076,803
Interest expense	(25,965,141)	(21,221,758)	(17,835,845)
Loss on sale of asset	—	(764,008)	—
Income tax expense of taxable REIT subsidiary	(761,628)	(965,532)	(1,041,463)
Other income, net	778,552	344,537	215,422
Minority interest in income of consolidated subsidiaries	(587,413)	(117,469)	(1,267,122)
Equity in earnings of unconsolidated entities	290,710	286,452	252,511
Limited Partners' interests in the continuing operations of the Operating Partnership	(3,399,534)	(2,966,730)	(3,309,208)
Income from continuing operations	11,845,013	10,102,568	7,091,098
Discontinued operations:			
Operating income from discontinued operations, net of Limited Partners' interests	95,551	77,082	819,735
Gain on sale of operating property, net of Limited Partners' interests	1,582,119	—	5,525,007
Income from discontinued operations	1,677,670	77,082	6,344,742
Net income	$ 13,522,683	$ 10,179,650	$ 13,435,840
Income per common share - basic:			
Continuing operations	$ 0.41	$ 0.35	$ 0.33
Discontinued operations	0.06	—	0.30
	$ 0.47	$ 0.35	$ 0.63
Income per common share - diluted:			
Continuing operations	$ 0.40	$ 0.35	$ 0.33
Discontinued operations	0.06	—	0.29
	$ 0.46	$ 0.35	$ 0.62
Weighted average Common Shares outstanding – basic	28,908,274	28,733,228	21,406,980
Weighted average Common Shares outstanding – diluted	29,180,987	28,903,114	21,520,061
Dividends declared per common share	$ 0.800	$ 0.765	$ 0.750

The accompanying notes are an integral part of these consolidated financial statements.

Kite Realty Group Trust
Consolidated Statements of Shareholders' Equity

	Common Shares		Additional Paid-in Capital	Accumulated Deficit and Dividends	Accumulated Other Comprehensive Income	Unearned Compensation	Total
	Shares	Amount					
Balances, December 31, 2004	19,148,267	$ 191,483	$ 164,532,228	$ (5,717,772)	$ —	$ (806,879)	$ 158,199,060
Gross proceeds from sale of common shares	9,400,000	94,000	141,000,000	—	—	—	141,094,000
Offering costs	—	—	(7,855,338)	—	—	—	(7,855,338)
Stock compensation activity	6,920	69	106,132	—	—	(1,136)	105,065
Other comprehensive income	—	—	—	—	427,057	—	427,057
Distributions declared	—	—	—	(17,719,845)	—	—	(17,719,845)
Net income	—	—	—	13,435,840	—	—	13,435,840
Adjustment to Limited Partners' interests from increased ownership in the Operating Partnership	—	—	(8,806,459)	—	—	—	(8,806,459)
Balances, December 31, 2005	28,555,187	285,552	288,976,563	(10,001,777)	427,057	(808,015)	278,879,380
Reclassify unearned compensation	—	—	(808,015)	—	—	808,015	—
Stock compensation activity	73,595	736	1,040,450	—	—	—	1,041,186
Other comprehensive loss	—	—	—	—	(129,517)	—	(129,517)
Distributions declared	—	—	—	(22,009,416)	—	—	(22,009,416)
Net income	—	—	—	10,179,650	—	—	10,179,650
Exchange of Limited Partners' interest for common stock	214,049	2,140	3,130,677	—	—	—	3,132,817
Adjustment to Limited Partners' interests from increased ownership in the Operating Partnership	—	—	(1,180,028)	—	—	—	(1,180,028)
Balances, December 31, 2006	28,842,831	288,428	291,159,647	(21,831,543)	297,540	—	269,914,072
Stock compensation activity	47,396	474	799,564	—	—	—	800,038
Controlled equity offering, , net of costs	30,000	300	465,746	—	—	—	466,046
Other comprehensive loss	—	—	—	—	(3,420,022)	—	(3,420,022)
Distributions declared	—	—	—	(23,133,296)	—	—	(23,133,296)
Net income	—	—	—	13,522,683	—	—	13,522,683
Exchange of Limited Partners' interest for common stock	61,367	614	960,393	—	—	—	961,007
Adjustment to Limited Partners' interests from increased ownership in the Operating Partnership	—	—	512,323	—	—	—	512,323
Balances, December 31, 2007	28,981,594	$ 289,816	$ 293,897,673	$ (31,442,156)	$ (3,122,482)	$ —	$ 259,622,851

The accompanying notes are an integral part of these consolidated financial statements.

Kite Realty Group Trust
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2007	2006	2005
Cash flow from operating activities:			
Net income	$ 13,522,683	$ 10,179,650	$ 13,435,840
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on sale of asset	—	764,008	—
Gain on sale of operating property	(2,036,189)	—	(7,212,402)
Minority interest in income of consolidated subsidiaries	587,413	117,469	1,267,122
Equity in earnings of unconsolidated entities	(290,710)	(286,452)	(252,511)
Limited Partners' interest in Operating Partnership	3,881,027	2,989,366	5,329,298
Straight-line rent	(1,943,137)	(1,578,442)	(1,672,710)
Depreciation and amortization	32,886,267	31,541,571	23,648,819
Provision for credit losses, net of recoveries	319,360	344,564	1,163,204
Compensation expense for equity awards	569,022	549,838	281,782
Amortization of debt fair value adjustment	(430,858)	(430,858)	(1,437,545)
Amortization of in-place lease liabilities	(4,736,840)	(4,192,550)	(3,488,609)
Distributions of income from unconsolidated entities	331,732	259,406	271,647
Distributions to minority interest holders	(470,479)	(577,700)	(1,041,367)
Changes in assets and liabilities:			
Tenant receivables	(360,823)	(2,679,057)	(5,381,995)
Deferred costs and other assets	(1,772,879)	(12,515,990)	(3,180,789)
Accounts payable, accrued expenses, deferred revenue, and other liabilities	(2,403,868)	5,925,298	1,793,396
Net cash provided by operating activities	37,651,721	30,410,121	23,523,180
Cash flow from investing activities:			
Acquisitions of interests in properties and capital expenditures, net	(105,417,442)	(229,009,855)	(228,904,272)
Net proceeds from sale of operating property	2,609,777	11,068,559	20,785,323
Change in construction payables	2,274,195	(2,278,870)	2,101,895
Cash receipts on notes receivable	3,739,320	—	—
Distributions of capital from unconsolidated entities	106,728	156,594	44,353
Net cash used in investing activities	(96,687,422)	(220,063,572)	(205,972,701)
Cash flow from financing activities:			
Offering proceeds, net of issuance costs	465,746	—	133,238,662
Loan proceeds	238,899,989	445,802,450	265,596,255
Loan transaction costs	(1,278,917)	(1,720,576)	(1,275,407)
Loan payments	(154,507,969)	(218,025,537)	(188,560,885)
Purchase of Limited Partners' interest	(55,803)	—	—
Distributions paid – shareholders	(22,822,984)	(21,739,161)	(15,956,049)
Distributions paid – unitholders	(6,635,296)	(6,446,765)	(6,354,828)
Contributions (including minority interest share)	—	—	867,432
Proceeds from exercise of stock options	20,609	526,799	—
Net cash provided by financing activities	54,085,375	198,397,210	187,555,180
Increase (decrease) in cash and cash equivalents	(4,950,326)	8,743,759	5,105,659
Cash and cash equivalents, beginning of period	23,952,594	15,208,835	10,103,176
Cash and cash equivalents, end of period	$ 19,002,268	$ 23,952,594	$ 15,208,835

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Basis of Presentation

Organization

Kite Realty Group Trust (the "Company" or "REIT") was organized in Maryland on March 29, 2004 to succeed to the development, acquisition, construction and real estate businesses of Kite Property Group (the "Predecessor"). The Predecessor was owned by Al Kite, John Kite and Paul Kite (the "Principals") and certain executives and other family members and consisted of the properties, entities and interests contributed to the Company or its subsidiaries by its founders and is the predecessor of Kite Realty Group Trust. The Company began operations on August 16, 2004 when it completed its initial public offering ("IPO") and concurrently consummated certain other formation transactions. The IPO consisted of the sale of 18,300,000 common shares sold to the public at $13.00 per share, resulting in net proceeds to the Company of $215.5 million. The net proceeds of the IPO were contributed in exchange for a 69.8% controlling interest in Kite Realty Group, L.P., the "Operating Partnership".

The Company, through the Operating Partnership, is engaged in the ownership, operation, management, leasing, acquisition, expansion and development of neighborhood and community shopping centers and certain commercial real estate properties. The Company also provides real estate facilities management, construction, development and other advisory services to third parties through its taxable REIT subsidiaries.

At December 31, 2007, the Company owned interests in 55 operating properties (consisting of 50 retail properties, four commercial properties and an associated parking garage) and had 11 properties under development or redevelopment (including the Glendale Town Center and Shops at Eagle Creek properties, both of which are undergoing a major redevelopment – see Note 8).

Basis of Presentation

The accompanying financial statements of Kite Realty Group Trust are presented on a consolidated basis and include all of the accounts of the Company, the Operating Partnership, the taxable REIT subsidiaries of the Operating Partnership and any variable interest entities ("VIEs") in which the Company is the primary beneficiary.

The Company consolidates properties that are wholly-owned and properties in which it owns less than 100% but it controls. Control of a property is demonstrated by:

- our ability to manage day-to-day operations,
- our ability to refinance debt and sell the property without the consent of any other partner or owner,
- the inability of any other partner or owner to replace us; and
- being the primary beneficiary of a variable interest entity.

Of the 66 total properties held at December 31, 2007, the Company owned a controlling interest in all except two operating properties and one parcel of pre-development land, the three of which are accounted for under the equity method. As of December 31, 2007 the Company had investments in six joint ventures that are VIEs in which the Company is the primary beneficiary. As of December 31, 2007, these VIEs had total debt of approximately $93 million which is secured by assets of the VIEs totaling approximately $158 million. The Operating Partnership guarantees the debt of these VIEs.

The Company allocates net operating results of the Operating Partnership based on the partners' respective weighted average ownership interest. The Company adjusts the Limited Partners' interests in the Operating Partnership at the end of each period to reflect their interests in the Operating Partnership. This adjustment is reflected in the Company's shareholders' equity. The Company's and the Limited Partners' interests in the Operating Partnership for the years ended December 31, 2007, 2006 and 2005 were as follows:

Note 1. Organization and Basis of Presentation (continued)

	Year Ended December 31,		
	2007	2006	2005
Company's weighted average interest in Operating Partnership	77.7%	77.3%	71.7%
Limited Partners' weighted average interest in Operating Partnership	22.3%	22.7%	28.3%

The Company's and the Limited Partners' interests in the Operating Partnership at December 31, 2007 and 2006 were as follows:

	Balance at December 31,	
	2007	2006
Company's interest in Operating Partnership	77.7%	77.4%
Limited Partners' interests in Operating Partnership	22.3%	22.6%

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reported period. Actual results could differ from these estimates.

Purchase Accounting

The purchase price of properties is allocated to tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). In making estimates of fair values for the purpose of allocating purchase price, a number of sources are utilized. We also consider information about each property obtained as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of tangible and intangible assets acquired.

A portion of the purchase price is allocated to tangible and intangible assets, including:

- the fair value of the building on an as-if-vacant basis and to land determined either by real estate tax assessments, independent appraisals or other relevant data.
- above-market and below-market in-place lease values for acquired properties are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over the remaining non-cancelable term of the leases. The capitalized above-market and below-market lease values are amortized as a reduction of or addition to rental income over the remaining non-cancelable terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the lease intangibles would be charged or credited to income.
- the value of leases acquired. The Company utilizes independent sources for their estimates to determine the respective in-place lease values. The Company's estimates of value are made using methods similar to those used by independent appraisers. Factors the Company considers in their analysis include an estimate of costs to execute similar leases including tenant improvements, leasing commissions and foregone costs and rent received during the estimated lease-up period as if the space was vacant. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases.

Note 2. Summary of Significant Accounting Policies (continued)

The Company also considers whether a portion of the purchase price should be allocated to in-place leases that have a related customer relationship intangible value. Characteristics we consider in allocating these values include the nature and extent of existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors. To date, a tenant relationship has not been developed that is considered to have a current intangible value.

Investment Properties

Investment properties are recorded at cost and include costs of acquisitions, development, predevelopment, construction costs, certain allocated overhead, tenant allowances and improvements, and interest and real estate taxes incurred during construction. Significant renovations and improvements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. If a tenant vacates a space prior to the lease expiration, any related unamortized tenant allowances are immediately expensed. Maintenance and repairs that do not extend the useful lives of the respective assets are reflected in property operating expense.

The Company incurs costs prior to land acquisition and for certain land held for development including acquisition contract deposits, as well as legal, engineering and other external professional fees related to evaluating the feasibility of developing a shopping center. These pre-development costs are included in land held for development in the accompanying consolidated balance sheets. If the Company determines that the development of a property is no longer probable, any pre-development costs previously incurred are immediately expensed. Once construction commences on the land, the related capitalized costs are transferred to construction in progress.

The Company also capitalizes costs such as construction, interest, real estate taxes, salaries and related costs of personnel directly involved with the development of our properties. As a portion of the development property becomes operational, the Company expenses appropriate costs on a pro rata basis.

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 144"), investment properties and intangible assets within the real estate operation and development segment are reviewed for impairment on a property-by-property basis at least annually or whenever events or changes in circumstances indicate that the carrying value of investment properties may not be recoverable. Impairment losses for investment properties are recorded when the undiscounted cash flows estimated to be generated by the investment properties during the expected hold period are less than the carrying amounts of those assets. Impairment losses are measured to the extent the carrying value exceeds the fair value of the asset. In connection with the Company's standard practice of regular evaluation of development-related assets, approximately $0.5 million, $0.1 million and $0.2 million was written off in 2007, 2006 and 2005, respectively ($0.3 million, $0.1 million and $0.1 million after tax).

The Company's properties generally have operations and cash flows that can be clearly distinguished from the rest of the Company. In accordance with SFAS No. 144, the operations reported in discontinued operations include those operating properties that were sold or considered held-for-sale and for which operations and cash flows can be clearly distinguished. The operations from these properties are eliminated from ongoing operations and the Company will not have a continuing involvement after disposition. Prior periods have been reclassified to reflect the operations of these properties as discontinued operations.

Depreciation on buildings and improvements is provided utilizing the straight-line method over an estimated original useful lives ranging from 10 to 35 years. Depreciation on tenant allowances and improvements is provided utilizing the straight-line method over the term of the related lease. Depreciation on equipment and fixtures is provided utilizing the straight-line method over 5 to 10 years.

Note 2. Summary of Significant Accounting Policies (continued)

Escrow Deposits

Escrow deposits consists of proceeds from the sale of the Company's 176th & Meridian property that were held at an intermediary as of December 31, 2007 in anticipation of a future like-kind exchange under Section 1031 of the Internal Revenue Code (see Note 9), amounts received in connection with the Company's note with Marsh Supermarkets for the June 2006 termination of a lease and subsequent sale of the asset at Naperville Marketplace (see Note 10), as well as cash held for real estate taxes, property maintenance, insurance, and other requirements at specific properties as required by lending institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash and cash equivalents.

Cash paid for interest, net of capitalized interest, and cash paid for taxes for the years ended December 31, 2007, 2006 and 2005 was as follows:

	For the year ended December 31,		
	2007	2006	2005
Cash Paid for Interest, net	$ 25,870,012	$ 30,705,377	$ 20,656,637
Capitalized Interest...............	12,824,398	10,680,000	3,507,372
Cash Paid for Taxes..............	974,459	1,122,412	454,966

Accrued but unpaid distributions were $7.6 million and $7.3 million as of December 31, 2007 and 2006, respectively, and are included in accounts payable and accrued expenses in the accompanying consolidated balance sheets.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, escrows and deposits, and accounts payable and accrued expenses approximate fair value because of the relatively short maturity of these instruments.

Revenue Recognition

As lessor, the Company retains substantially all of the risks and benefits of ownership of the investment properties and accounts for its leases as operating leases.

Base minimum rents are recognized on a straight-line basis over the terms of the respective leases. Certain lease agreements contain provisions that grant additional rents based on tenants' sales volume (contingent percentage rent). Percentage rents are recognized when tenants achieve the specified targets as defined in their lease agreements. Percentage rents are included in other property related revenue in the accompanying statements of operations.

Reimbursements from tenants for real estate taxes and other recoverable operating expenses are recognized as revenues in the period the applicable expense is incurred.

Gains on sales of real estate are recognized in accordance with Statement of Financial Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate". In summary, gains from sales are not recognized unless a sale has been consummated, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property, the Company has transferred to the buyer the usual risks and rewards of ownership, and the Company does not have a substantial continuing financial involvement in the property. As part of the Company's ongoing business strategy, it will, from time to time, sell land parcels and outlots, some of which are ground leased to tenants. Gains realized on such

Note 2. Summary of Significant Accounting Policies (continued)

sales were $7.2 million, $3.2 million, and $4.0 million for the years ended December 31, 2007, 2006 and 2005, respectively, and are classified as other property related revenue in the accompanying consolidated financial statements.

Revenues from construction contracts are recognized on the percentage-of-completion method, measured by the percentage of cost incurred to date to the estimated total cost for each contract. Project costs include all direct labor, subcontract, and material costs and those indirect costs related to contract performance costs incurred to date. Project costs do not include uninstalled materials. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, which are recognized in the period in which the revisions are determined.

From time to time, the Company will construct and sell build-to-suit merchant assets to third parties. Proceeds from the sale of build-to-suit merchant assets are included in construction and service fee revenue and the related costs of the sale of these assets are included in cost of construction and services in the accompanying consolidated financial statements. Proceeds from such sales were $6.1 million, $5.3 million and $5.7 million for the years ended December 31, 2007, 2006 and 2005, respectively, and the associated construction costs were $4.1 million, $3.5 million, and $4.1 million, respectively.

Development and other advisory services fees are recognized as revenues in the period in which the services are rendered. Performance-based incentive fees are recorded when the fees are earned.

Accounting for Investments in Joint Ventures

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R replaces FASB Interpretation No. 46 which was issued in January 2003. FIN 46R explains how to identify variable interest entities and how to assess whether to consolidate such entities. In general, a variable interest entity ("VIE") is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. In addition, in June 2005, the FASB issued EITF 04-05, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights". EITF 04-05 requires the Company to consolidate certain entities in which it owns less than 100% of the equity interest if it is the general partner and the limited partners do not have substantive rights. The adoption of EITF 04-05 did not have a material impact on the Company's financial position or results of operations. Prior to the issuance of FIN 46R and EITF 04-05, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46R and EITF 04-05 change that by requiring a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the entity's residual returns or both or if the company is the general partner in the agreement.

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as they exercise significant influence over, but do not control, operating and financial policies. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions.

The Company guarantees approximately $110.1 million of joint venture indebtedness, including both consolidated and unconsolidated joint ventures.

Tenant Receivables and Allowance for Doubtful Accounts

Tenant receivables consist primarily of billed minimum rent, accrued and billed tenant reimbursements and accrued straight-line rent. The Company generally does not require specific collateral other than corporate or personal guarantees from its tenants.

Note 2. Summary of Significant Accounting Policies (continued)

An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of certain tenants or others to meet contractual obligations under their lease or other agreements. Accounts are written off when, in the opinion of management, the balance is uncollectible.

	2007	2006	2005
Balance, beginning of year	$ 561,282	$ 1,030,020	$ 511,974
Provision for credit losses, net of recoveries	319,360	344,564	1,163,204
Accounts written off	(135,163)	(813,302)	(645,158)
Balance, end of year	$ 745,479	$ 561,282	$ 1,030,020

Other Receivables

Other receivables consist primarily of receivables due in the ordinary course of the Company's construction and advisory services business.

Concentration of Credit Risk

The Company's accounts receivable from tenants potentially subjects it to a concentration of credit risk related to its accounts receivable. At December 31, 2007, approximately 34%, 23%, and 21% of property accounts receivable were due from tenants leasing space in the states of Indiana, Texas, and Florida, respectively. As of December 31, 2007, the five largest tenants in the Company's operating portfolio, in terms of annualized base rent, were Lowe's Home Improvement, Circuit City, Publix, the State of Indiana, and Marsh Supermarkets, with annualized base rents for each representing 3.5%, 2.6%, 2.5%, 2.3%, and 2.2%, respectively, of the Company's total annualized base rent.

Earnings Per Share

Basic earnings per share is calculated based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined based on the weighted average number of shares outstanding combined with the incremental average shares that would have been outstanding assuming all potentially dilutive shares were converted into common shares as of the earliest date possible.

Potential dilutive securities include outstanding share options and units of the Operating Partnership, which may be exchanged for cash or shares under certain circumstances. The only securities that had a potentially dilutive effect for the periods ended December 31, 2007, 2006, and 2005 were outstanding share options and deferred share units, the dilutive effect of which was 272,713, 169,886, and 113,081 for the years ended December 31, 2007, 2006, and 2005, respectively.

The effect of conversion of units of the Operating Partnership is not reflected in diluted common shares, as they are exchangeable for common shares on a one-for-one basis. The income allocable to such units is allocated on the same basis and reflected as Limited Partners' interests in the Operating Partnership in the accompanying consolidated statements of operations. Therefore, the assumed conversion of these units would have no effect on the determination of income per common share.

Derivative Financial Instruments

The Company applies SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which requires that all derivative instruments be recorded on the balance sheet at their fair value. Gains or losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company uses derivative financial instruments to mitigate its interest rate risk on a related financial instrument through the use of interest rate swaps or rate locks.

Note 2. Summary of Significant Accounting Policies (continued)

Statement No. 133 requires that changes in fair value of derivatives that qualify as cash flow hedges be recognized in other comprehensive income ("OCI") while any ineffective portion of the derivative's change in fair value be recognized immediately in earnings. Upon settlement of the hedge, gains and losses associated with the transaction are recorded in OCI and amortized over the underlying term of the hedge transaction. All of the Company's derivative instruments qualify for hedge accounting.

Income Taxes

The Company, which is considered a corporation for federal income tax purposes, qualifies as a REIT and generally will not be subject to federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain federal, state and local taxes on its income and property and to federal income and excise taxes on its undistributed income even if it does qualify as a REIT. For example, the Company will be subject to income tax to the extent it distributes less than 90% of its REIT taxable income (including capital gains).

Prior to the IPO, Kite Development Corporation, Kite Construction, Inc. and all of the properties were held by entities where the owners were required to include their respective share of profits or losses generated by these entities in their individual tax returns. Accordingly, no federal income tax provision has been reflected for periods prior to the IPO.

The Company has elected taxable REIT subsidiary ("TRS") status for some of its subsidiaries under Section 856(1) of the Code. This enables the Company to receive income and provide services that would otherwise be impermissible for REITs. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), deferred tax assets and liabilities are established for temporary differences between the financial reporting bases and the tax bases of assets and liabilities at the enacted rates expected to be in effect when the temporary differences reverse. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Income tax provisions for the years ended December 31, 2007, 2006, and 2005 were approximately $0.8 million, $1.0 million, $1.0 million, respectively.

State income, franchise and other taxes were not significant in any of the periods presented.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on net income previously reported.

Note 3. Share-Based Compensation

Overview

The Company's 2004 Equity Incentive Plan (the "Plan") authorizes options and other share-based compensation awards to be granted to employees and trustees for up to 2,000,000 common shares of the Company.

Prior to January 1, 2006, the Company accounted for its share-based compensation using the fair value based method of accounting provided under Financial Accounting Standards Board ("FASB") SFAS No. 123, "Accounting for Share-Based Compensation" ("SFAS No. 123"). In applying the fair value based method, the Company recorded compensation cost at the grant date based on the value of the award and amortized it against income over the vesting period.

Note 3. Share-Based Compensation (continued)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment", ("SFAS No. 123R"), using the modified-prospective transition method. Under this transition method, compensation cost recognized in fiscal year 2006 includes: (a) compensation cost for all share-based payments granted through January 1, 2006, but for which the requisite service period had not been completed as of January 1, 2006, based on the grant date fair value as previously estimated in accordance with the provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. As a result of the adoption of SFAS No. 123R, the Company reclassified the unearned compensation balance related to share options, restricted shares and deferred share units to additional paid-in capital in the accompanying December 31, 2006 balance sheet and statement of shareholders' equity. The adoption of SFAS No. 123R did not have a significant impact on the Company's accounting for share options.

The total share-based compensation expense, net of amounts capitalized, included in general and administrative expenses for the years ended December 31, 2007, 2006, and 2005 was $0.5 million, $0.3 million, and $0.1 million, respectively. Total share-based compensation cost capitalized for the years ended December 31, 2007, 2006, and 2005 was $0.3 million, $0.2 million, and $0.1 million, respectively, related to development and leasing personnel.

As of December 31, 2007, there were 886,813 shares available for grant under the 2004 Equity Incentive Plan.

Share Options

Pursuant to the Plan, the Company periodically grants options to purchase common shares at an exercise price equal to the grant date per-share fair value of the Company's common shares. Granted options typically vest over a five year period and expire ten years from the grant date. The Company issues new common shares upon the exercise of options.

For the Company's share option plan, the grant date fair value of each grant was estimated using the Black-Scholes option pricing model. The Black-Scholes model utilizes assumptions related to the dividend yield, expected life and volatility of the Company's common shares and the risk-free interest rate. The dividend yield is based on the Company's historical dividend rate. The expected life of the grants is derived from expected employee duration, which is based on Company history, industry information and other factors. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. Expected volatilities utilized in the model are based on the historical volatility of the Company's share price and other factors.

The following summarizes the weighted average assumptions used for grants in fiscal periods 2007, 2006, and 2005:

	2007	2006	2005
Expected Dividend Yield	4.00%	4.78%	5.77%
Expected term of option	8 years	8 years	5 years
Risk-free interest rate	5.08%	4.55%	3.00%
Expected share price volatility	15.56%	18.45%	15.00%

Note 3. Share-Based Compensation (continued)

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended, is presented below:

	Options	Weighted-Average Exercise Price
Outstanding at January 1, 2007	946,801	$ 13.32
Granted	43,750	19.60
Exercised	(4,958)	13.90
Forfeited	(23,600)	18.40
Outstanding at December 31, 2007	961,993	$ 13.48
Exercisable at December 31, 2007	586,059	$ 13.23

The fair value on the respective grant dates of the 43,750, 37,000, and 105,000 options granted during the periods ended December 31, 2007, 2006, and 2005 was $2.74, $2.19, and $1.00 per option, respectively.

The aggregate intrinsic value of the 4,958 and 40,199 options exercised during the years ended December 31, 2007 and 2006 was $17,460 and $97,800, respectively. No options were exercised during the year ended December 31, 2005.

The aggregate intrinsic value and weighted average remaining contractual term of the outstanding and exercisable options at December 31, 2007 were as follows:

	Options	Aggregate Intrinsic Value	Weighted-Average Remaining Contractual Term (in years)
Outstanding at December 31, 2007	961,993	$ 1,851,291	6.72
Exercisable at December 31, 2007	586,059	$ 1,204,847	6.63

As of December 31, 2007, there was $0.4 million of total unrecognized compensation cost related to outstanding unvested share option awards. This cost is expected to be recognized over a weighted-average period of 1.2 years.

Restricted Shares

In addition to share option grants, the Plan also authorizes the grant of share-based compensation awards in the form of restricted common shares. Under the terms of the Plan, these restricted shares, which are considered to be outstanding shares from the date of grant, typically vest over a period ranging from one to five years. In addition, the Company pays dividends on restricted shares that are charged directly to shareholders' equity.

The following table summarizes all restricted share activity to employees and non-employee members of the Board of Trustees as of December 31, 2007 and changes during the year then ended:

	Restricted Shares	Weighted Average Grant Date Fair Value per share
Restricted shares outstanding at January 1, 2007	37,393	$ 15.31
Shares granted	41,618	20.21
Shares forfeited	(958)	18.43
Shares vested	(15,709)	15.09
Restricted shares outstanding at December 31, 2007	62,344	$ 18.59

During the years ended December 31, 2006 and 2005, the Company granted 30,206 and 4,820 restricted shares to employees and non-employee members of the Board of Trustees with weighted average grant date fair values of $15.89 and

Note 3. Share-Based Compensation (continued)

$15.55, respectively. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $0.3 million, $0.1 million, and $0.1 million.

As of December 31, 2007, there was $0.8 million of total unrecognized compensation cost related to restricted shares granted under the Plan, which is expected to be recognized over a weighted-average period of 1.0 years. We expect to incur approximately $0.5 million of this expense in fiscal year 2008 and approximately $0.3 million of this expense in fiscal year 2009.

Deferred Share Units

In addition, the Plan allows for the deferral of certain equity grants into the Trustee Deferred Compensation Plan. The Trustee Deferred Compensation Plan authorizes the issuance of "deferred share units" to the Company's non-employee trustees. Each deferred share unit is equivalent to one common share of the Company. Non-employee trustees receive an annual retainer, fees for Board meetings attended, Board committee chair retainers and fees for Board committee meetings attended. Except as described below, these fees are typically paid in cash or common shares of the Company.

Under the Plan, deferred share units may be credited to non-employee trustees in lieu of the payment of cash compensation or the issuance of common shares. In addition, beginning on the date on which deferred share units are credited to a non-employee trustee, the number of deferred share units credited is increased by additional deferred share units in an amount equal to the relationship of dividends declared to the value of the Company's common shares. The deferred share units credited to a non-employee trustee are not settled until he or she ceases to be a member of the Board of Trustees, at which time an equivalent number of common shares will be issued.

During the years ended December 31, 2007 and 2006, two trustees elected to receive a portion of their compensation in deferred share units and an aggregate of 4,611 and 3,610 deferred share units, respectively, including dividends that were reinvested for additional share units, were credited to those non-employee trustees based on a weighted-average grant date fair value of $17.21 and $15.76, respectively. During each of the years ended December 31, 2007 and 2006, the Company incurred $0.1 million of compensation expense related to deferred share units credited to non-employee trustees.

Other Equity Grants

During the years ended 2007, 2006 and 2005, the Company issued 2,091, 3,190 and 2,100 unrestricted common shares, respectively, with weighted average grant date fair values of $17.91, $15.76, and $14.86 per share, respectively, to members of our Board of Trustees in lieu of 50% of their annual retainer compensation.

Note 4. Deferred Costs

Deferred costs consist primarily of financing fees incurred to obtain long-term financing and broker fees and capitalized salaries and related benefits incurred in connection with lease originations. Deferred financing costs are amortized on a straight-line basis over the terms of the respective loan agreements. Deferred leasing costs include lease intangibles and other and are amortized on a straight-line basis over the terms of the related leases. At December 31, 2007 and 2006, deferred costs consisted of the following:

	2007	2006
Deferred financing costs	$ 8,257,925	$ 7,259,796
Acquired lease intangibles	7,847,180	7,847,180
Deferred leasing costs and other	16,220,079	11,341,696
	32,325,184	26,448,672
Less—accumulated amortization	(11,761,520)	(8,915,733)
Total	$ 20,563,664	$ 17,532,939

Note 4. Deferred Costs (continued)

The estimated aggregate amortization amounts from net unamortized acquired lease intangibles for each of the next five years and thereafter are as follows:

2008	$ 808,038
2009	714,230
2010	610,509
2011	494,187
2012	414,346
Thereafter	1,557,470
Total	$ 4,598,780

The accompanying consolidated statements of operations include amortization expense as follows:

	For the year ended December 31,		
	2007	2006	2005
Amortization of deferred financing costs	$ 1,035,497	$ 1,875,193	$ 1,340,259
Amortization of deferred leasing costs, leasing intangibles and other	3,044,341	2,495,041	1,989,378

Amortization of deferred leasing costs, leasing intangibles and other is included in depreciation and amortization expense, while the amortization of deferred financing costs is included in interest expense.

Note 5. Deferred Revenue and Other Liabilities

Deferred revenue and other liabilities consist of the unamortized in-place lease liabilities, construction billings in excess of costs, construction retainages payable, tenant rents received in advance and deferred income taxes. The amortization of in-place lease liabilities is recognized as revenue over the remaining life of the leases through 2027. Construction contracts are recognized as revenue using the percentage of completion method. Tenant rents received in advance are recognized as revenue in the period to which they apply, usually the month following their receipt.

At December 31, 2007 and 2006, deferred revenue and other liabilities consisted of the following:

	2007	2006
Unamortized in-place lease liabilities	$ 18,181,597	$ 22,918,437
Construction billings in excess of cost	254,959	1,072,666
Construction retainages payable	4,449,289	4,434,173
Tenant rents received in advance	3,156,364	1,590,348
Deferred income taxes	84,834	140,675
Total	$ 26,127,043	$ 30,156,299

The estimated aggregate amortization of acquired lease intangibles (unamortized in-place lease liabilities) for each of the next five years and thereafter is as follows:

2008	$ 3,207,097
2009	2,949,316
2010	2,622,601
2011	2,197,094
2012	1,705,441
Thereafter	5,500,048
Total	$18,181,597

Note 6. Investments in Unconsolidated Joint Ventures

In September 2006, the Company entered into an agreement (the "Venture") with Prudential Real Estate Investors ("PREI") to pursue joint venture opportunities for the development and selected acquisition of community shopping centers in the United States. The Venture intends to develop or acquire up to $1.25 billion of well-positioned community shopping centers in strategic markets in the United States. Under the terms of the agreement, the Company has agreed to present to PREI opportunities to develop or acquire community shopping centers, each with estimated project costs in excess of $50 million. The Company has the option to present to PREI additional opportunities with estimated project costs under $50 million. It is expected that equity capital contributions of up to $500 million will be made to the Venture for qualifying projects. The Company expects contributions would be made on a project-by-project basis with PREI contributing 80% and the Company contributing 20% of the equity required.

In December 2006, the Company contributed 100 acres of development land located in Cary, North Carolina, to the Venture at its cost of $38.5 million. The contribution included the Venture's assumption of $35.6 million of variable rate debt. In connection with the contribution, the Company was due approximately $2.6 million from the Venture at December 31, 2006, which is classified as other receivables in the accompanying consolidated financial statements. This receivable was collected in full in March 2007,

In August 2007, the Venture purchased approximately 17 acres of additional land in Cary, North Carolina for a purchase price of approximately $3.4 million, including assignment costs, which was funded through draws from the Venture's variable rate construction loan. This land is adjacent to land previously purchased by the Company in 2006. The Venture is in the process of developing this land, along with the 100 acres purchased in 2006, into an approximately 1.5 million total square foot mixed used shopping center. As of December 31, 2007, the Company owned a 40% interest in the Venture which, under the terms of the Venture, will be reduced to 20% upon the commencement of construction.

In addition to the Venture, as of December 31, 2007, the Company had two equity interests in unconsolidated entities that own and operate rental properties. The Company owned a 60% interest in The Centre and a 50% interest in Spring Mill Medical, each representing a sufficient interest in the respective entity in order to exercise significant influence, but not control, over operating and financial policies. Accordingly, these investments are accounted for using the equity method.

Combined summary financial information of entities accounted for using the equity method of accounting and a summary of the Company's investment in and share of income from these entities follows:

Note 6. Investments in Unconsolidated Joint Ventures (continued)

	2007	2006
Assets:		
Investment properties at cost:		
Land	$ 2,552,075	$ 2,404,211
Building and improvements	14,613,333	14,761,198
Furniture and equipment	10,581	10,581
Construction in progress	50,329,585	38,903,133
	67,505,574	56,079,123
Less: Accumulated depreciation	(3,719,540)	(3,254,677)
Investment properties, at cost, net	63,786,034	52,824,446
Cash and cash equivalents	817,417	804,391
Tenant receivables, net	260,242	113,209
Escrow deposits	324,542	244,241
Deferred costs and other assets	614,209	623,378
Total assets	$ 65,802,444	$ 54,609,665
Liabilities and Owners' Equity:		
Mortgage and other indebtedness	$ 65,388,351	$ 51,895,229
Accounts payable and accrued expenses	1,744,214	3,519,041
Total liabilities	67,132,565	55,414,270
Owners' deficit	(1,330,121)	(804,605)
Total liabilities and Owners' deficit	$ 65,802,444	$ 54,609,665
Company share of total assets	$ 28,182,617	$ 23,738,849
Company share of Owners' deficit	$ (869,493)	$ (668,503)
Add: Excess investment	1,714,812	1,842,874
Company investment in joint ventures	$ 845,319	$ 1,174,371
Company share of mortgage and other indebtedness	$ 28,093,670	$ 22,753,733

	Year ended December 31,		
	2007	2006	2005
Revenue:			
Minimum rent	$ 2,442,213	$ 2,366,117	$ 2,417,126
Tenant reimbursements	1,127,532	968,122	880,342
Other property related revenue	20,359	45,696	53,262
Total revenue	3,590,104	3,379,935	3,350,730
Expenses:			
Property operating	891,743	813,980	899,629
Real estate taxes	352,820	211,086	253,411
Depreciation and amortization	540,610	522,218	510,127
Total expenses	1,785,173	1,547,284	1,663,167
Operating income	1,804,931	1,832,651	1,687,563
Interest expense	(1,063,090)	(1,092,366)	(1,116,199)
Net income	741,841	740,285	571,364
Third-party investors' share of net income	(323,069)	(325,771)	(240,794)
Company share of net income	418,772	414,514	330,570
Amortization of excess investment	(128,062)	(128,062)	(78,059)
Equity in earnings of unconsolidated joint ventures	$ 290,710	$ 286,452	$ 252,511

"Excess investment" represents the unamortized difference of the Company's investment over its share of the equity in the underlying net assets of the joint ventures acquired. The Company amortizes excess investment over the life of the related property of no more than 35 years and the amortization is included in equity in earnings from unconsolidated entities. The Company periodically reviews its ability to recover the carrying values of its investments in joint venture

Note 6. Investments in Unconsolidated Joint Ventures (continued)

properties. If the Company were to determine that any portion of its investment, including excess investment, is not recoverable, the Company would record an adjustment to write off the unrecoverable amounts.

As of December 31, 2007, the Company's share of unconsolidated joint venture indebtedness was $28.1 million. Unconsolidated joint venture debt is the liability of the joint venture and is typically secured by the assets of the joint venture. As of December 31, 2007, the Operating Partnership had guaranteed unconsolidated joint venture debt of $19.9 million in the event the joint venture partnership defaults under the terms of the underlying arrangement. Mortgages which are guaranteed by the Operating Partnership are secured by the property of the joint venture and that property could be sold in order to satisfy the outstanding obligation.

The following table presents scheduled principal repayments on unconsolidated joint venture indebtedness. In early 2008, the Venture refinanced its variable rate debt instrument, and that refinancing is reflected in the table below. Refer to the footnote of this table for details on the refinancing.

	Total	Company Share
2008[1]	$ 389,687	$ 217,025
2009[1]	53,517,368	22,135,997
2010	193,626	96,813
2011	206,670	103,335
2012	218,515	109,258
Thereafter	10,862,485	5,431,242
Total	$ 65,388,351	$ 28,093,670

1 In January 2008, the Venture's variable rate construction loan at Parkside Town Commons was refinanced and the maturity date was extended. As a result, $49.8 million ($19.9 million is Company's share) of obligations previously due in 2008 are now due in 2009.

Note 7. Significant Acquisition Activity

2007 Acquisitions

The Company made the following significant land acquisitions in 2007:

- In January 2007, the Company purchased approximately 10 acres of land in Naples, Florida for approximately $6.3 million with borrowings from its then-existing secured revolving credit facility. This land is adjacent to 15.4 acres previously purchased by the Company in 2005;
- In March 2007, the Company purchased approximately 105 acres of land in Apex, North Carolina for approximately $14.5 million with borrowings from the unsecured revolving credit facility. The Company is in the process of developing this land into an approximately 345,000 total square foot shopping center. Some portions of land at this property may be sold to third parties in the future; and
- In August 2007, the Company purchased approximately 14 acres of land in South Elgin, Illinois for approximately $5.9 million with borrowings from its unsecured revolving credit facility. The Company is in the process of developing this land into an approximately 308,000 total square foot shopping center.

2006 Acquisitions

The Company acquired and placed into service the following retail operating properties in 2006:

Note 7. Significant Acquisition Activity (continued)

Property Name	Location	Acquisition Date		Acquisition Cost (Millions)	Financing Method
Kedron Village	Peachtree, Georgia	April 3, 2006 [1]	$	34.9 [2]	Debt
Courthouse Shadows	Naples, Florida	July 6, 2006		19.8 [3]	Debt
Pine Ridge Crossing	Naples, Florida	July 6, 2006		22.6 [3]	Debt
Riverchase	Naples, Florida	July 6, 2006		15.5 [3]	Debt

1 When purchased Kedron Village was under construction and not an operating property. The property became partially operational in the third quarter of 2006 and became fully operational during the fourth quarter of 2006. To finance this purchase, the Company incurred new short-term variable rate debt against the Traders Point property. In September 2006, permanent financing was obtained and a portion of the proceeds was used to repay the short-term debt. The new fixed rate debt has an original principal amount of $48.0 million, bears interest at a fixed rate of 5.86% and matures in October 2016.

2 Total purchase price of approximately $34.9 million is net of purchase price adjustments, including tenant improvement and leasing commission credits, of $2.0 million.

3 To finance the purchase price for these properties, the Company incurred variable rate indebtedness of $57.9 million. In September, 2006, permanent financing with a combined original principal amount of $28.0 million was obtained on Pine Ridge Crossing and Riverchase at a fixed rate of 6.34% with a maturity of October 2016. In addition, $20.3 million of variable rate debt related to the three properties was repaid in the fourth quarter of 2006. The remaining $9.8 million of variable rate debt was repaid in February 2007 with proceeds from the line of credit (see Note 11).

Following is a combined condensed balance sheet for the properties acquired in 2006 as of the dates of their respective acquisitions.

Assets		
Investment Properties	$	92,878,196
Acquired lease intangibles		7,456,262
Total Assets	$	100,334,458
Liabilities:		
Working capital assumed	$	804,816
In-place lease liabilities and deferred revenue		7,017,110
Total Liabilities	$	7,821,926

In addition, in July 2006, the Company acquired the remaining 15% economic interest from its joint venture partner in Wal-Mart Plaza in Gainesville, Florida for $3.9 million and assumed management responsibilities for the property. This acquisition was financed with borrowings from the Company's revolving credit facility.

Amounts allocated to intangible assets in connection with these acquisitions totaled $7.5 million and are included in buildings and improvements and deferred costs in the accompanying consolidated balance sheets. Amounts allocated to intangible liabilities representing the adjustment of acquired leases to market value totaled $7.0 million and are included in deferred revenue in the accompanying consolidated balance sheets. The intangible assets and liabilities are amortized over each tenant's remaining lease term which ranged from 0.2 to 9.4 years at the date of acquisition. In the accompanying consolidated statements of operations, the operating results of the acquired properties are included in results of operations from their respective dates of purchase.

Also during 2006, the Company acquired interests in various parcels of land for a total acquisition cost of approximately $56.2 million. The Company acquired these parcels for future development.

Note 7. Significant Acquisition Activity (continued)

2005 Acquisitions

The Company acquired and placed into service the following retail operating properties in 2005:

Property Name	Location	Acquisition Date		Acquisition Cost (Millions)	Financing Method
Fox Lake Crossing.........	Fox Lake, IL	February 7, 2005	$	15.5 [1]	Debt
Plaza Volente.................	Austin, TX	May 16, 2005		35.9 [2]	Debt
Indian River Square.......	Vero Beach, FL	May 16, 2005		16.5 [3]	Debt
Bolton Plaza..................	Orange Park, FL	November 1, 2005		14.0 [4]	Common Share Offering Proceeds
Market Street Village.....	Hurst, TX	November 17, 2005		29.0 [5]	Debt [6]

1 Inclusive of debt assumed of $12.3 million and tax increment financing ("TIF") receivable of $1.5 million.

2 Inclusive of $28.7 million of new debt and $7.2 million of borrowings under the Company's revolving credit facility incurred in connection with the acquisition.

3 Inclusive of $13.3 million of new debt and $3.2 million of borrowings under the Company's revolving credit facility incurred in connection with the acquisition.

4 This property is owned through a joint venture with a third party. The Company currently receives 85% of the cash flow from this property, which percentage may decrease under certain circumstances.

5 Excludes escrow of $1.7 million subject to completion of the development of an additional 7,000 square foot parcel.

6 Financed with borrowings under the Company's revolving credit facility and subsequently partially paid down with the proceeds from the sale of its Mid-America Clinical Labs property in December 2005.

Also during 2005, the Company acquired interests in various parcels of land for a total acquisition cost of approximately $86.9 million including debt assumed of $3.9 million. The Company acquired these parcels for future development.

Amounts allocated to intangible assets in connection with the 2005 acquisitions totaled $2.9 million as of the acquisition date and are included in buildings and improvements and deferred costs. Amounts allocated to intangible liabilities representing the adjustment of acquired leases to market value totaled $1.8 million as of the acquisition date and the remaining unamortized portion is included in deferred revenue in the accompanying consolidated balance sheets. As of the purchase date, the intangible assets and liabilities were being amortized over each tenant's remaining lease term at the date of acquisition which ranged from 0.5 to 22.1 years at the date of acquisition. In the accompanying consolidated statements of operations, the operating results of the acquired properties are included in results of operations from their respective dates of purchase.

The following table summarizes, on an unaudited pro forma basis, the results of operations for the years ended December 31, 2006 and 2005 as if the 2006 and 2005 property acquisitions described above occurred on January 1, 2005:

Note 7. Significant Acquisition Activity (continued)

	Twelve Months Ended December 31,	
	2006	2005
Pro forma revenues	$ 138,125,344	$ 115,185,071
Operating expenses	(67,454,457)	(50,961,556)
Depreciation expense	(32,127,721)	(28,816,015)
Interest expense	(24,801,306)	(24,173,305)
Other expenses, net	(1,560,557)	(2,056,074)
Limited Partners' interests in the continuing operations of the Operating Partnership	(3,213,577)	(2,809,932)
Income from continuing operations	8,967,726	6,368,189
Discontinued operations	—	6,290,969
Pro forma net income	$ 8,967,726	$ 12,659,158
Pro forma net income per share - basic and diluted	$ 0.31	$ 0.59
Pro forma weighted average number of shares outstanding :		
- basic	28,733,228	21,406,980
- diluted	28,903,114	21,520,061

The Company has entered into master lease agreements with the seller in connection with certain of the above property acquisitions. These payments are due when tenant occupancy is below the level specified in the purchase agreement. The payments are accounted for as a reduction of the purchase price of the acquired property and totaled $0.8 million, $0.1 million and $0.2 million in 2007, 2006 and 2005, respectively. Future amounts receivable through 2009 total $0.1 million unless the space is leased during the period in which case the payments cease.

Note 8. Redevelopment Activity

Glendale Mall

In April 2007, the Company announced plans to redevelop the Glendale Mall property in Indianapolis, Indiana into a 685,000 total square foot power center (renamed Glendale Town Center) that will be anchored by a new 129,000 square foot Target (non-owned) and will also include Macy's, Lowe's Home Improvement (non-owned), Staples and Kerasotes Theatre. During the period of redevelopment, approximately 335,000 square feet of space at this property is being leased by tenants that are also expected to continue to occupy space upon completion of the redevelopment.

In connection with this redevelopment, during 2007 the Company terminated a number of leases and completed the demolition of major portions of the enclosed mall area. This demolition was done in preparation for the Company to sell a 10.5 acre pad to Target Corporation. During 2007, the Company sold this pad to Target, and Target began construction of a new store. The Company is engaged as construction manager for the construction of this new store. In addition, three new small shop structures totaling approximately 20,000 square feet were constructed and partially leased during 2007.

Target is expected to open for business in the summer of 2008. In the fourth quarter of 2007, the first shop tenant and Panera Bread, occupying an outparcel, opened for business. In addition to the new Target, Panera Bread and existing anchor tenants, Glendale Town Center will also include the Indianapolis-Marion County Public Library as well as new small shop and professional office space and one additional outlot. The Company currently anticipates the remaining construction work to be completed throughout 2008 and 2009.

In connection with the redevelopment of Glendale Town Center, the Company received tax increment financing ("TIF") from the City of Indianapolis totaling approximately $5.7 million. The net proceeds of the Company's sale of land to Target and the amount of the TIF commitment have been applied to the overall cost of the redevelopment and, accordingly, no gain or loss was recorded. The Company's overall net investment of approximately $15 million is expected to be recoverable through projected future cash flows from the redeveloped property.

Note 8. Redevelopment Activity (continued)

Shops at Eagle Creek

In 2005, Winn-Dixie Stores, Inc. filed for Chapter 11 bankruptcy protection to reorganize its business operations. In February 2006, Winn-Dixie announced plans to close its store at Shops at Eagle Creek in Naples, Florida but had not at that date rejected the lease at this property. In May 2006, the Company acquired the lease with Winn-Dixie in a bankruptcy auction for approximately $0.9 million, net of receivables of approximately $0.4 million due to the Company from Winn-Dixie. The space formerly occupied by Winn-Dixie at this property contained approximately 51,700 square feet, or approximately 68% of the total leasable square footage of the property.

The Company is currently redeveloping the space formerly occupied by Winn-Dixie at Shops at Eagle Creek in Naples, Florida into two smaller spaces. In December 2006, the Company signed a lease with Staples for approximately 25,800 square feet of the space with rent commencing in November 2007. The Company is continuing to market the remaining space for lease. The Company has also completed a number of additional renovations at the property throughout 2007 including a new roof on the Staples and remaining junior anchor spaces, new store fronts, masonry additions to the façade and columns as well as new parking lot pavement, parking bumpers and striping. This property was transitioned into the redevelopment pipeline in the fourth quarter of 2006. The Company anticipates its total investment in the redevelopment at Shops at Eagle Creek will be approximately $4 million.

Note 9. Discontinued Operations

In December 2007, the Company sold its 176th & Meridian property, located in Seattle, Washington, for net proceeds of $7.0 million and a gain, net of Limited Partners' interests, of $1.6 million. The Company anticipated utilizing the proceeds from the sale to execute a like-kind exchange under Section 1031 of the Internal Revenue Code in 2008 (see subsequent event disclosure in Note 22), therefore the net proceeds of this sale were being held by an intermediary at December 31, 2007 and are classified as escrow deposits in the accompanying consolidated balance sheet.

In December 2005, the Company sold 100% of its Mid-America Clinical Labs property for net proceeds of $20.8 million and a gain, net of Limited Partners' interests, of $5.5 million.

The results of the discontinued operations related to the sale of these properties were comprised of the following for the years ended December 31, 2007, 2006, and 2005:

	Year ended December 31,		
	2007	2006	2005
Rental income	$ 446,996	$ 433,000	$ 2,252,367
Property operations	4,156	(2,578)	265,310
Real estate taxes	—	—	2,465
Depreciation and amortization	87,855	87,255	612,578
Total expense	92,011	84,677	880,353
Operating income	354,985	348,323	1,372,014
Interest expense	(232,011)	(248,605)	(219,584)
Limited Partners' interests in discontinued operations	(27,423)	(22,636)	(332,695)
Income from discontinued operations, net of Limited Partners' interests	95,551	77,082	819,735
Gain on sale of property	2,036,189	—	7,212,402
Limited Partners' interests in gain on sale of property	(454,070)	—	(1,687,395)
Total income from discontinued operations	$ 1,677,670	$ 77,082	$ 6,344,742

Note 10. Sale of Asset

In June 2006, the Company terminated its lease with Marsh Supermarkets and subsequently sold the store at its Naperville Marketplace property to Caputo's Fresh Markets and recorded a loss on the sale of approximately $0.8 million (approximately $0.5 million after tax). The total proceeds from these transactions of $14 million included a $2.5 million note from Marsh Supermarkets with monthly installments payable through June 30, 2008, and $2.5 million of cash received from the termination of the Company's lease with Marsh Supermarkets. As of December 31, 2007, $0.7 million was outstanding on the note. All monthly payments on the note have been made as scheduled through March 2008. The note is guaranteed by the parent company of Marsh Supermarkets. Marsh Supermarkets at Naperville Marketplace was owned by the Company's taxable REIT subsidiary. A portion of the proceeds from this sale was used to pay off related indebtedness of approximately $11.6 million.

Note 11. Mortgage Loans and Line of Credit

Mortgage and other indebtedness consist of the following at December 31, 2007 and 2006:

Description	Balance at December 31, 2007	2006
Line of credit		
Maximum borrowing level of $200 million available at December 31, 2007 and $150 million at December 31, 2006; interest at LIBOR + 1.25% (5.85%) at December 31, 2007 and LIBOR + 1.35% (6.68%) at December 31, 2006	$152,774,024	$111,550,000
Construction Notes Payable—Variable Rate		
Generally due in monthly installments of principal and interest; maturing at various dates through 2009; interest at LIBOR+1.15%-1.85%, ranging from 5.75% to 6.45% at December 31, 2007 and interest at LIBOR+1.25%-1.75%, ranging from 6.58% to 7.08% at December 31, 2006	150,128,993	94,505,099
Mortgage Notes Payable—Fixed Rate		
Generally due in monthly installments of principal and interest; maturing at various dates through 2022; interest rates ranging from 5.11% to 7.65% at December 31, 2007 and 2006	337,544,839	344,029,510
Mortgage Notes Payable—Variable Rate		
Due in monthly installments of principal and interest; maturing September 2008; interest at LIBOR + 1.50% (6.10%) at December 31, 2007 and interest at LIBOR + 1.50%-2.75% ranging from 6.83% to 8.08% at December 31, 2006	4,546,291	14,621,027
Net premium on acquired indebtedness	1,839,486	2,270,344
Total mortgage and other indebtedness	$646,833,633	$566,975,980

LIBOR was 4.60% and 5.33% as of December 31, 2007 and 2006, respectively.

During 2007, the Company had borrowing proceeds of $238.9 million and repayments of $154.5 million. For the year ended December 31, 2007, the Company had the following activity in its indebtedness:

- In January, the Company purchased approximately 10 acres of land in Naples, Florida for approximately $6.3 million with borrowings from its then-existing secured revolving credit facility;
- In February, as further described below, the Company entered into an amended and restated four-year $200 million unsecured revolving credit facility, replacing its then-existing secured credit facility. The new unsecured facility increased the Company's borrowing capacity from $150 million to $200 million, before considering either facility's expansion feature. Initial proceeds of $118.1 million were drawn from the new unsecured facility to repay the principal amount outstanding under the then-existing secured facility and retire the secured facility;

Note 11. Mortgage Loans and Line of Credit (continued)

- In February, the Company repaid the $9.8 million outstanding balance on the variable rate loan on the Courthouse Shadows property with proceeds from its new unsecured revolving credit facility;
- In March, the Company purchased approximately 105 acres of land in Apex, North Carolina for approximately $14.5 million with borrowings from the new unsecured revolving credit facility;
- In August, the Company purchased approximately 14 acres of land in South Elgin, Illinois for approximately $5.9 million with borrowings from its unsecured revolving credit facility. To finance the development of this land, in September 2007 the Company borrowed approximately $4.4 million on a variable rate construction loan with a rate of LIBOR + 1.25% that matures in December 2007;
- In September, the Company repaid $8.0 million of the unsecured revolving credit facility using proceeds from recent land sales, loan proceeds, and available working capital;
- In November, in connection with the sale of its interest in a merchant building asset at Sandifur Plaza, the Company repaid the entire $5.5 million outstanding balance on the variable rate loan on this property;
- In December, in connection with the sale of its 176th & Meridian property, the third party buyer assumed the entire $4.1 million outstanding balance on the fixed rate loan on this property;
- In December, the Company placed $9.1 million of variable rate construction debt on its Delray Marketplace property. This variable rate debt has an interest rate of LIBOR + 1.85% and matures on January 3, 2009;
- In December the Company repaid $10.0 million of the unsecured revolving credit facility using proceeds from recent land sales, loan proceeds, and available working capital;
- In addition to the preceding activity, for the year ended December 31, 2007, the Company used proceeds from its revolving credit facility and other borrowings (exclusive of repayments) totaling approximately $81.1 million for development, redevelopment, acquisitions and general working capital purposes; and
- The Company made scheduled principal payments totaled approximately $2.7 million during the year ended December 31, 2007.

Unsecured Revolving Credit Facility

On February 20, 2007, the Operating Partnership entered into an amended and restated four-year $200 million unsecured revolving credit facility with a group of lenders and Key Bank National Association, as agent (the "unsecured facility"). The Company and several of the Operating Partnership's subsidiaries are guarantors of the Operating Partnership's obligations under the unsecured facility. The unsecured facility has a maturity date of February 20, 2011, with a one-year extension option. Initial proceeds of approximately $118 million were drawn from the unsecured facility to repay the principal amount outstanding under its then-existing secured revolving credit facility and retire the secured revolving credit facility. Borrowings under the unsecured facility bear interest at a floating interest rate of LIBOR plus 115 to 135 basis points, depending on its leverage ratio. The unsecured facility has a 0.125% to 0.20% commitment fee applicable to the average daily unused amount. Subject to certain conditions, including the prior consent of the lenders, the Company has the option to increase its borrowings under the unsecured facility to a maximum of $400 million. The unsecured facility also includes a short-term borrowing line of $25 million with a variable interest rate. Borrowings under the short-term line may not be outstanding for more than five days.

The amount that the Company may borrow under the unsecured facility is based on the value of properties in the unencumbered property pool. The Company currently has 46 unencumbered assets, 44 of which are wholly owned and used to calculate the amount available for borrowing under the unsecured credit facility and two of which are joint venture assets. The major unencumbered assets include: Silver Glen Crossings, Glendale Town Center, King's Lake Square, Hamilton Crossing, Waterford Lakes, Eastgate Pavilion, Wal-Mart Plaza, Market Street Village, and Courthouse Shadows. As of December 31, 2007, the total amount available for borrowing under the unsecured facility was approximately $43.7 million.

Note 11. Mortgage Loans and Line of Credit (continued)

The Company's ability to borrow under the unsecured facility is subject to ongoing compliance with various restrictive covenants similar to those in its previous secured credit facility, including with respect to liens, indebtedness, investments, dividends, mergers and asset sales. In addition, the unsecured facility, like its previous secured credit facility, requires that the Company satisfy certain financial covenants, including:

- a maximum leverage ratio of 65% (or 70% in certain circumstances);
- Adjusted EBITDA (as defined in the unsecured facility) to fixed charges coverage ratio of at least 1.50 to 1;
- minimum tangible net worth (defined as Total Asset Value less Total Indebtedness) of $300 million (plus 75% of the net proceeds of any future equity issuances);
- ratio of net operating income of unencumbered property to debt service under the unsecured facility of at least 1.50 to 1;
- minimum unencumbered property pool occupancy rate of 80%;
- ratio of floating rate indebtedness to total asset value of no more than 0.35 to 1; and
- ratio of recourse indebtedness to total asset value of no more than 0.30 to 1.

The Company was in compliance with all applicable covenants under the unsecured facility as of December 31, 2007.

Under the terms of the unsecured facility, the Company is permitted to make distributions to its shareholders of up to 95% of its funds from operations provided that no event of default exists. If an event of default exists, the Company may only make distributions sufficient to maintain its REIT status. However, the Company may not make any distributions if an event of default resulting from nonpayment or bankruptcy exists, or if its obligations under the credit facility are accelerated.

Mortgage and Construction Loans

Mortgage and construction loans are secured by certain real estate are generally due in monthly installments of interest and principal and mature over various terms through 2022.

The following table presents scheduled principal repayments on mortgage and other indebtedness. In early 2008, the Company refinanced a number of its consolidated debt instruments, and those refinancings are reflected in the table below. Refer to the footnotes of this table for details on those refinancings.

2008[1,2]	$ 20,564,847
2009[1]	166,783,397
2010	2,960,204
2011[2]	179,517,290
2012	38,904,933
Thereafter	236,263,476
	644,994,147
Unamortized Premiums	1,839,486
Total	$ 646,833,633

Note 11. Mortgage Loans and Line of Credit (continued)

---

1 In January and February 2008, the Company refinanced variable rate debt at a total of six of its consolidated properties and extended the maturity dates from 2008 to 2009. As a result, $56.7 million of obligations previously due in 2008 are now due in 2009.

2 In February 2008, the Company refinanced fixed rate debt at one of its properties, replacing the fixed rate with variable rate at LIBOR + 1.35% and extended the maturity date from 2008 to 2011. As a result, $4.0 million of obligations previously due in 2008 are now due in 2011.

The carrying value of the Company's variable rate construction notes payable, line of credit and mortgage notes payable approximates their fair values. As of December 31, 2007, the fair value of fixed rate debt was approximately $358.4 million compared to the book value of $339.4 million. The fair value was estimated using cash flows discounted at current borrowing rates for similar instruments which ranged from 4.13% to 5.57%.

Note 12. Derivative Financial Instruments

The Company is exposed to capital market risk, including changes in interest rates. In order to manage volatility relating to interest rate risk, the Company enters into interest rate hedging transactions from time to time. The Company does not utilize derivative financial instruments for trading or speculative purposes nor does the Company currently have any derivatives that are not designated as hedges.

For the year ended December 31, 2007, the Company's hedging activity was comprised of the following activities:

- In February, a portion of the unsecured facility was hedged by an interest rate swap with a notional amount of $25 million, a fixed interest rate of 6.17%, and matures February 18, 2011;
- In August, two of our outstanding interest rate swaps totaling $50 million matured. These swaps were entered into during 2005 to hedge variable cash flows associated with existing variable rate debt and had a fixed interest rate of 5.28% and 5.55%;
- In August, in connection with these maturities, an additional portion of the unsecured facility was hedged by an interest rate swap with a notional amount of $50 million, a fixed rate of 6.32%, and matures February 20, 2011;
- In August, a portion of our variable rate construction loan at Naperville Marketplace was hedged by an interest rate swap agreement with a notional amount of $10 million, a fixed interest rate of 6.05%, and matures December 30, 2008;
- In August, a portion of the Venture's variable rate construction loan at Parkside Town Commons was hedged by an interest rate swap agreement with a notional amount of $42 million, a fixed interest rate of 5.60% and matures March 2, 2009;
- In December, a portion of our variable rate construction loan at Beacon Hill Shopping Center was hedged by an interest rate swap agreement with a notional amount of $11 million, a fixed interest rate of 5.13% and matures March 30, 2009;
- In December, a portion of our variable rate construction loan at Estero Town Commons was hedged by an interest rate swap agreement with a notional amount of $17.7 million, a fixed interest rate of 5.55% and matures January 3, 2009; and
- In December, a portion of our variable rate construction loan at Tarpon Springs Plaza was hedged by an interest rate swap agreement with a notional amount of $20 million, a fixed interest rate of 5.55% and matures January 3, 2009.

In total, at December 31, 2007, the Company had $133.7 million of consolidated interest rate swaps outstanding. At December 31, 2007 derivatives with a fair value of $2.9 million were included in accounts payable and accrued expense and at December 31, 2006, derivatives with a fair value of $0.3 million were included in other assets. The change in net

Note 12. Derivative Financial Instruments (continued)

unrealized (loss) income for the years ended December 31, 2007, 2006 and 2005 was $(3.4) million, $(0.1) million and $0.4 million, respectively, and is recorded in shareholders' equity as other comprehensive income (loss). We expect approximately $1.2 million to be an offset to interest expense as the hedged forecasted interest payments occur. No hedge ineffectiveness on cash flow hedges was recognized during any period presented. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to earnings over time as the hedged items are recognized in earnings during 2008.

The following sets forth comprehensive income for the years ended December 31, 2007, 2006, and 2005:

	Year ended December 31,		
	2007	2006	2005
Net income	$ 13,522,683	$10,179,650	$ 13,435,840
Other comprehensive (loss) income [1]	(3,420,022)	(129,517)	427,057
Comprehensive income	$ 10,102,661	$10,050,133	$ 13,862,897

1 Reflects the net change in the fair value of derivative instruments accounted for as cash flow hedges.

Note 13. Lease Information

Tenant Leases

The Company receives rental income from the leasing of retail and commercial space under operating leases. The leases generally provide for certain increases in base rent, reimbursement for certain operating expenses and may require tenants to pay contingent rentals to the extent their sales exceed a defined threshold. The weighted average initial term of the lease agreements is approximately 17 years. During the periods ended December 31, 2007, 2006, and 2005, the Company earned percentage rent of $1.1 million, $1.2 million, and $0.9 million, respectively, including the Company's joint venture partners' share of $20,580, $32,840, and $55,790, respectively.

As of December 31, 2007, future minimum rentals to be received under non-cancelable operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on sales volume, are as follows:

2008	$ 67,709,665
2009	65,932,655
2010	61,261,382
2011	55,274,242
2012	48,582,896
Thereafter	255,904,141
Total	$554,664,981

Lease Commitments

The Company is obligated under six ground leases for approximately 35 acres of land with three landowners which require fixed annual rent. The expiration dates of the initial terms of these ground leases range from 2012 to 2027. These leases have five to ten year extension options ranging in total from 20 to 30 years.

Note 13. Lease Information (continued)

Ground lease expense incurred by the Company on these operating leases for each of the years ended December 31, 2007, 2006, and 2005 was $0.9 million. Future minimum lease payments due under such leases for the next five years ending December 31 and thereafter are as follows:

2008	$ 918,300
2009	920,800
2010	920,800
2011	920,800
2012	920,800
Thereafter	11,389,545
Total	$ 15,991,045

Note 14. Shareholders' Equity and Limited Partner Interests

Common Equity

In May 2007, the Company issued 30,000 common shares under its previously filed registration statement for net offering proceeds of approximately $0.5 million.

On October 11, 2006, the Company established a Dividend Reinvestment and Share Purchase Plan (the "Dividend Reinvestment Plan"). The Dividend Reinvestment Plan offers investors a dividend reinvestment component to invest all or a portion of the dividends on their common shares, or cash distributions on their units in the Operating Partnership, in additional common shares as well as a direct share purchase component which permits Dividend Reinvestment Plan participants and new investors to purchase common shares by making optional cash investments with certain restrictions.

On October 3, 2005, the Company completed an offering of 8,500,000 common shares at a price of $15.01 per share for gross proceeds of approximately $127.6 million. On October 28, 2005, the underwriters of the offering exercised a portion of their overallotment option and purchased an additional 900,000 common shares at the public offering price of $15.01 per share, which resulted in additional gross proceeds of approximately $13.5 million. The Company used the net proceeds of this offering of approximately $133.2 million, after deducting underwriting discounts, commissions and other expenses to repay outstanding indebtedness, acquire an interest in a property and for general corporate purposes.

On July 29, 2005, the Company contributed approximately $4.0 million and 122,733 units of the Operating Partnership valued at approximately $1.9 million for a 50% interest in a joint venture that owned 82 acres of undeveloped land. Beacon Hill Shopping Center, Phase I consists of 36 acres and was developed into a 108,600 square foot (including 77,400 square feet of non-owned anchor space) neighborhood shopping center. Beacon Hill Phase II is currently being developed into an estimated 19,160 square foot neighborhood shopping center.

On March 31, 2005, the Company acquired 32.7 acres of undeveloped land in Naples, Florida (Tarpon Springs Plaza) at a price equal to Messrs. Al Kite, John Kite, Paul Kite and Tom McGowan's net equity in the property at cost plus the assumption of certain liabilities and the obligation to repay certain indebtedness. The equity portion of the purchase price was paid through the issuance of 214,049 units of the Operating Partnership valued at approximately $3.1 million. On May 18, 2006, all 214,049 units of the Operating Partnership issued in connection with the Tarpon Springs Plaza acquisition were converted to common shares.

Limited Partner Interests

Concurrent with the Company's IPO and related formation transactions, certain individuals received units of the Operating Partnership in exchange for their interests in certain properties. Limited Partners were granted the right to redeem Operating Partnership units on or after August 16, 2005 for cash in an amount equal to the market value of an equivalent

Note 14. Shareholders' Equity and Limited Partner Interests (continued)

number of common shares at the time of redemption. The Company also has the right to redeem the Operating Partnership units directly from the limited partner in exchange for either cash in the amount specified above or a number of common shares equal to the number of units being redeemed.

Note 15. Segment Information

The Company's operations are aligned into two business segments: (i) real estate operation and development and (ii) construction and advisory services. The Company's segments operate only in the United States. Combined segment data of the Company for the years ended December 31, 2007, 2006 and 2005 are as follows:

Year Ended December 31, 2007	Real Estate Operation and Development	Construction and Advisory Services	Subtotal	Intersegment Eliminations and Other	Total
Revenues	$ 102,204,678	$ 99,995,505	$ 202,200,183	$ (63,445,407)	$ 138,754,776
Operating expenses, cost of construction and services, general, administrative and other	32,343,206	94,039,335	126,382,541	(60,968,002)	65,414,539
Depreciation and amortization	31,742,104	108,666	31,850,770	—	31,850,770
Operating income	38,119,368	5,847,504	43,966,872	(2,477,405)	41,489,467
Interest expense	(26,214,841)	(759,313)	(26,974,154)	1,009,013	(25,965,141)
Income tax expense of taxable REIT subsidiary	—	(761,628)	(761,628)	—	(761,628)
Other income, net	1,787,565	—	1,787,565	(1,009,013)	778,552
Minority interest in income of consolidated subsidiaries	(587,413)	—	(587,413)	—	(587,413)
Equity in earnings of unconsolidated entities	290,710	—	290,710	—	290,710
Limited Partners' interests in Operating Partnership	(3,028,053)	(869,171)	(3,897,224)	497,690	(3,399,534)
Income from continuing operations	10,367,336	3,457,392	13,824,728	(1,979,715)	11,845,013
Operating income from discontinued operations, net of Limited Partners' interests	95,551	—	95,551	—	95,551
Gain on sale of operating property, net of Limited Partners' interests	1,582,119	—	1,582,119	—	1,582,119
Net income	$ 12,045,006	$ 3,457,392	$ 15,502,398	$ (1,979,715)	$ 13,522,683
Total assets	$ 1,041,981,652	$ 41,321,857	$ 1,083,303,509	$ (35,068,865)	$ 1,048,234,644

Year Ended December 31, 2006	Real Estate Operation and Development	Construction and Advisory Services	Subtotal	Intersegment Eliminations and Other	Total
Revenues	$ 90,423,127	$ 89,039,441	$ 179,462,568	$ (48,312,248)	$ 131,150,320
Operating expenses, cost of construction and services, general, administrative and other	30,774,543	81,227,441	112,001,984	(45,937,863)	66,064,121
Depreciation and amortization	29,510,716	68,407	29,579,123	—	29,579,123
Operating income	30,137,868	7,743,593	37,881,461	(2,374,385)	35,507,076
Interest expense	(21,415,957)	(227,595)	(21,643,552)	421,794	(21,221,758)
Loss on sale of asset	(764,008)	—	(764,008)	—	(764,008)
Income tax income (expense) of taxable REIT subsidiary	305,603	(1,271,135)	(965,532)	—	(965,532)
Other income, net	755,581	10,750	766,331	(421,794)	344,537
Minority interest in income of consolidated subsidiaries	(117,469)	—	(117,469)	—	(117,469)

Note 15. Segment Information (continued)

Equity in earnings of unconsolidated entities	286,452	—	286,452	—	286,452
Limited Partners' interests in Operating Partnership	(2,085,439)	(1,418,245)	(3,503,684)	536,954	(2,966,730)
Income from continuing operations	7,102,631	4,837,368	11,939,999	(1,837,431)	10,102,568
Operating income from discontinued operations, net of Limited Partners' interests	77,082	—	77,082	—	77,082
Net income	$ 7,179,713	$ 4,837,368	$ 12,017,081	$ (1,837,431)	$ 10,179,650
Total assets	$ 972,822,359	$ 32,884,192	$ 1,005,706,551	$ (22,545,238)	$ 983,161,313

Year Ended December 31, 2005	Real Estate Operation and Development	Construction and Advisory Services	Subtotal	Intersegment Eliminations and Other	Total
Revenues	$ 71,051,895	$ 50,526,667	$ 121,578,562	$ (22,862,129)	$ 98,716,433
Operating expenses, cost of construction and services, general, administrative and other	23,792,001	45,470,595	69,262,596	(22,318,948)	46,943,648
Depreciation and amortization	21,516,432	179,550	21,695,982	—	21,695,982
Operating income (loss)	25,743,462	4,876,522	30,619,984	(543,181)	30,076,803
Interest expense	(17,661,594)	(530,830)	(18,192,424)	356,579	(17,835,845)
Income tax expense of taxable REIT subsidiary	—	(1,041,463)	(1,041,463)	—	(1,041,463)
Other income, net	570,510	1,491	572,001	(356,579)	215,422
Minority interest in income of consolidated subsidiaries	(249,378)	(1,017,744)	(1,267,122)	—	(1,267,122)
Equity in earnings of unconsolidated entities	252,511	—	252,511	—	252,511
Limited Partners' interests in Operating Partnership	(2,754,482)	(727,420)	(3,481,902)	172,694	(3,309,208)
Income from continuing operations	5,901,029	1,560,556	7,461,585	(370,487)	7,091,098
Operating income from discontinued operations, net of Limited Partners' interests	819,735	—	819,735	—	819,735
Gain on sale of operating property, net of Limited Partners' interests	5,525,007	—	5,525,007	—	5,525,007
Net income	$ 12,245,771	$ 1,560,556	$ 13,806,327	$ (370,487)	$ 13,435,840
Total assets	$ 780,934,227	$ 36,472,950	$ 817,407,177	$ (18,177,371)	$ 799,229,806

Note 16. Quarterly Financial Data (Unaudited)

Presented below is a summary of the consolidated quarterly financial data for the years ended December 31, 2007 and 2006. Certain prior period amounts have been reclassified from previously disclosed amounts to conform to the current presentation including revenues and expenses reflecting the sale of 176th & Meridian. Such reclassifications had no effect on net income previously reported.

Note 16. Quarterly Financial Data (Unaudited) (continued)

	Quarter Ended March 31, 2007	Quarter Ended June 30, 2007	Quarter Ended September 30, 2007	Quarter Ended December 31, 2007
Total revenue	$ 30,235,154	$ 35,622,757	$ 33,318,475	$ 39,578,390
Operating income	$ 8,287,334	$ 9,763,566	$ 11,095,912	$ 12,342,655
Income from continuing operations	$ 1,618,556	$ 2,741,281	$ 3,872,019	$ 3,613,157
Net income	$ 1,638,050	$ 2,766,127	$ 3,891,395	$ 5,227,111
Net income per common share - basic:				
Income from continuing operations	$ 0.06	$ 0.10	$ 0.13	$ 0.12
Net income	$ 0.06	$ 0.10	$ 0.13	$ 0.18
Net income per common share - diluted:				
Income from continuing operations	$ 0.06	$ 0.09	$ 0.13	$ 0.12
Net income	$ 0.06	$ 0.09	$ 0.13	$ 0.18
Weighted average Common Shares outstanding				
- basic	28,859,164	28,892,920	28,915,137	28,964,641
- diluted	29,177,004	29,219,227	29,139,244	29,175,748

	Quarter Ended March 31, 2006	Quarter Ended June 30, 2006	Quarter Ended September 30, 2006	Quarter Ended December 31, 2006
Total revenue	$ 28,270,932	$ 30,801,162	$ 32,801,553	$ 39,276,673
Operating income	$ 6,698,933	$ 7,079,910	$ 10,749,693	$ 10,978,540
Income from continuing operations	$ 1,752,332	$ 1,520,165	$ 3,191,507	$ 3,638,564
Net income	$ 1,772,547	$ 1,540,371	$ 3,209,653	$ 3,657,079
Net income per common share – basic & diluted:				
Income from continuing operations	$ 0.06	$ 0.05	$ 0.11	$ 0.13
Net income	$ 0.06	$ 0.05	$ 0.11	$ 0.13
Weighted average Common Shares outstanding				
- basic	28,571,440	28,690,680	28,824,698	28,842,092
- diluted	28,704,563	28,802,913	28,979,356	29,099,790

Note 17. Commitments and Contingencies

The Company is not subject to any material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. Management believes that such routine litigation, claims and administrative proceedings will not have a material adverse impact on the Company's consolidated financial position or consolidated results of operations.

As of December 31, 2007, the Company had outstanding letters of credit totaling $6.2 million. At that date, there were no amounts advanced against these instruments.

Joint venture debt is the liability of the joint venture and is typically secured by the joint venture property and has limited recourse to us. As of December 31, 2007, the Company's share of joint venture indebtedness was approximately $28.1 million.

Note 18. Employee 401(k) Plan

The Company maintains a 401(k) plan for employees under which it matches 100% of the employee's contribution up to 3% of the employee's salary and 50% of the employee's contribution up to 5% of the employee's salary, not to exceed an annual maximum of $15,000. Prior to January 1, 2006, this plan matched 25% of the employee's contribution up to 3% of the employee's salary not to exceed an annual maximum of $750. The Company contributed to this plan $270,660, $220,800, and $30,300 for the years ended December 31, 2007, 2006, and 2005, respectively.

Note 19. Transactions With Related Parties

The following information discusses the Company's significant transactions with related parties, all of which have been approved by the independent members of the Board of Trustees.

Common costs for management, leasing, development, consulting, accounting, legal, marketing, and management information systems are allocated to the various Company entities and certain other entities owned by the Principals and not included as part of the Company ("Excluded Entities"). Common payroll and other related costs are allocated proportionately based on an estimate of time spent on behalf of each entity. Management believes the methodologies and assumptions used are reasonable. Common costs recovered from the Excluded Entities in 2006 were $0.1 million. No amounts were allocated to the Company from the Excluded Entities in 2007 and 2005.

The Company received $0.1 million, $0.2 million and $0.4 million of rental income from the Excluded Entities for the years ended December 31, 2007, 2006, and 2005, respectively. In addition, rental income receivable from these Excluded Entities as of December 31, 2007 and 2006 was approximately $7,600 and $0.1 million, respectively. All leases with the Excluded Entities were terminated as of January 1, 2008.

In June 2006, Al Kite, Chairman of the Company, John Kite, Chief Executive Officer and President of the Company, and Paul Kite, son of Al Kite and brother of John Kite, sold their interests in Kite, Inc. (formerly one of the Excluded Entities) to a third party and are no longer affiliated with Kite, Inc. Prior to the sale, the Company received subcontractor interior construction services totaling $797,460, and $42,650 from Kite, Inc. during 2005 and 2006, respectively.

In 2006, the Company entered into an agreement to reimburse one of the Excluded Entities, KMI Management, LLC, for use of an airplane owned by that Excluded Entity. This agreement allows for the use of the airplane for business related travel for an established reimbursement amount per hour. For the each of the years ended December 31, 2007 and 2006, the Company reimbursed the Excluded Entity $0.2 million for the use of the airplane, of which approximately $76,000 and $32,600 was outstanding and due to the Excluded Entity as of December 31, 2007 and 2006, respectively.

On March 31, 2005, the Company acquired 32.7 acres of undeveloped land in Naples, Florida (Tarpon Springs Plaza) at a price equal to Al Kite, John Kite, Paul Kite and Tom McGowan's net equity in the property at cost plus the assumption of certain liabilities and the obligation to repay certain indebtedness. The equity portion of the purchase price was paid through the issuance of 214,049 units of the Operating Partnership valued at approximately $3.1 million. On May 18, 2006, all 214,049 units of the Operating Partnership issued in connection with the Tarpon Springs Plaza acquisition were converted to common shares.

In August 2004, the Company entered into a consulting agreement with Paul Kite which expired December 31, 2007. Under the agreement, Paul Kite assisted the Company in identifying potential real estate development, construction, acquisition and/or operation opportunities that are consistent with the nature of the business of the Company. As compensation for such services, the Company paid Paul Kite $150,000 per year.

In 2007, the Company entered into an agreement to reimburse Paul Kite for use of an airplane owned by him. This agreement allows for the use of the airplane for business related travel for an established reimbursement amount per hour plus applicable taxes. During 2007, expense reimbursement to Paul Kite was approximately $12,100 for use of the airplane. This amount was outstanding and due to Paul Kite as of December 31, 2007.

Note 19. Transactions With Related Parties (continued)

In addition, in 2005, the Company entered into several contracts and arrangements with Circle Block Partners, LLC, the owner of the Conrad hotel located in Indianapolis and one of the Excluded Entities:

- the Company received payments from Circle Block under fee-based construction management contracts totaling $0.3 million in 2007, $0.8 million in 2006 and $7.3 million in 2005;
- Circle Block paid the Company fees of $0.6 million in 2006 for arranging debt financing in connection with Circle Block construction projects; and
- Circle Block paid the Company an annual fee of $0.1 million in both 2007 and 2006 for investment management services provided to Circle Block in connection with the Conrad's hotel operations.

Note 20. Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS 160 "Non-controlling Interests in Consolidated Financial Statements." SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating and assessing the impact of this interpretation, if any, on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R "Business Combinations – Revised." SFAS No. 141(R) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. SFAS 141R will modify SFAS 141's cost-allocation process, which currently requires the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. SFAS 141R requires the costs of an acquisition to be recognized in the period incurred. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating and assessing the impact of this interpretation, if any, on the Company's financial position or results of operations.

In September 2007, the Emerging Issues Task Force ("EITF") issued EITF No. 07-6, "Accounting for the Sale of Real Estate Subject to the Requirements of FASB Statement No. 66, *Accounting for Sales of Real Estate*, When the Agreement Includes a Buy-Sell Clause." EITF No. 07-6 clarifies that a buy-sell clause in a real estate sale may constitute a prohibited form of continuing involvement that precludes partial sales treatment if the buyer cannot act independently from the seller or if the seller is economically compelled to reacquire the other investor's interest in the jointly owned entity. This issue is effective for new arrangements entered into in fiscal years beginning after December 15, 2007. The Company does not believe the adoption of EITF No. 07-6 will have a material impact on the Company's financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 does not permit fair value measurement for certain assets and liabilities, including consolidated subsidiaries, interests in VIEs, and assets and liabilities recognized as leases under SFAS No. 13 "Accounting for Leases". SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 159 will have a material impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value

Note 20. Recent Accounting Pronouncements (continued)

measurements. SFAS No. 157 does not require any new fair value measurements in addition to those that are already required under other accounting pronouncements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS No. 157 will have a material impact on the Company's financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes." FIN No. 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 was effective for fiscal years beginning after December 15, 2006. The adoption of this Statement as of January 1, 2007 did not have a material impact on the Company's financial condition or results of operations.

Note 21. Supplemental Schedule of Non-Cash Investing/Financing Activities

The following schedule summarizes the non-cash investing and financing activities of the Company for the years ended December 31, 2007, 2006 and 2005:

	Year Ended December 31,		
	2007	2006	2005
Third party assumption of fixed rate debt in connection with the sale of 176th & Meridian	$ 4,103,508	$ —	$ —
Contribution of variable rate debt to unconsolidated joint venture	—	38,526,393	—
Acquisition of real estate interests by assumption of mortgage debt	—	—	16,168,557
Acquisition of real estate interests by issuance of Operating Partnership units	—	—	5,054,818

Note 22. Subsequent Events

Refinancing of Variable Rate Debt

In January and February 2008, the Company refinanced variable rate debt at a total of six of its consolidated properties (Fishers Station, Bayport Commons, Bridgewater Marketplace, Gateway Shopping Center, Red Bank Commons, and South Elgin Commons) and extended the maturity dates from 2008 to 2009. As a result, $56.7 million, or approximately 70%, of consolidated debt obligations previously due in 2008 are now due in 2009. In addition, in February 2008, the Company refinanced fixed rate debt at its Indiana State Motor Pool commercial property, replacing the fixed rate with a variable rate of LIBOR + 1.35% and extended the maturity date from March 24, 2008 to November 4, 2011. As a result, $4.0 million, or approximately 5%, of debt obligations previously due in 2008 are now due in 2011.

Also in January 2008, the Venture's variable rate construction loan at Parkside Town Commons was refinanced and the maturity date was extended from 2008 to 2009. As a result, $49.8 million ($19.9 million is Company's share), or approximately 99%, of unconsolidated debt obligations previously due in 2008 are now due in 2009.

Purchase of Rivers Edge

In February 2008, the Company purchased Rivers Edge, an approximately 111,000 square foot shopping center located in Indianapolis, Indiana for $18.3 million. The Company utilized approximately $2.7 million of proceeds from the

Note 22. Subsequent Events (continued)

November 2007 sale of its 176th & Meridian property in a like-kind exchange under Section 1031 of the Internal Revenue Code. The remaining purchase price of $15.6 million was funded initially through a draw on the Company's unsecured credit facility and subsequently refinanced with a variable rate debt instrument.

Dividend Declaration

On February 5, 2008, the Company's Board of Trustees declared a cash distribution of $0.205 per common share for the first quarter of 2008. Simultaneously, the Company's Board of Trustees declared a cash distribution of $0.205 per Operating Partnership unit for the same period. These distributions are payable on April 17, 2008 to shareholders and unitholders of record as of April 7, 2008.

Purchase of Minority Interest at Bolton Plaza

On February 29, 2008, the Company acquired the remaining 15% economic interest from its joint venture partner in Bolton Plaza in Jacksonville, Florida for $0.3 million.

Kite Realty Group Trust
Schedule III
Consolidated Real Estate and Accumulated Depreciation

Name, Location	Encumbrances	Initial Cost: Land	Initial Cost: Buildings & Improvements	Cost Capitalized Subsequent to Acquisition/ Development: Land	Cost Capitalized Subsequent to Acquisition/ Development: Buildings & Improvements	Gross Carry Amount Close of Period: Land	Gross Carry Amount Close of Period: Buildings & Improvements	Gross Carry Amount Close of Period: Total	Accumulated Depreciation	Year Built/ Renovated	Year Acquired
Shopping Centers											
50th & 12th	$ 4,510,894	$ 2,987,931	$ 2,779,145	$ —	$ —	$ 2,987,931	$ 2,779,145	$ 5,767,076	$ 269,603	2004	NA
82nd & Otty*	—	—	2,108,816	—	173,192	—	2,282,008	2,282,008	235,659	2004	NA
Burlington Coat*	—	—	3,218,311	—	—	—	3,218,311	3,218,311	893,146	1992/2000	2000
Cedar Hill Village*	—	1,331,645	5,676,386	—	1,450,395	1,331,645	7,126,781	8,458,426	724,928	2002	2004
Circuit City Plaza*	—	1,900,000	5,469,523	—	—	1,900,000	5,469,523	7,369,523	742,601	2004	NA
The Corner	1,731,369	303,916	4,114,633	—	286,917	303,916	4,401,550	4,705,467	2,175,059	1984/2003	1984
Eastgate Pavilion *	—	8,482,803	22,002,042	—	22,286	8,482,803	22,024,328	30,507,130	2,978,176	1995	2004
Glendale Town Center*	—	2,137,550	20,058,762	—	—	2,137,550	20,058,762	22,196,312	9,403,799	1958/2000	1999
Publix at Acworth*	—	1,391,379	8,411,794	—	12,000	1,391,379	8,423,794	9,815,173	969,202	1996	2004
Shops at Eagle Creek *	—	8,257,760	8,033,301	200,087	2,004,434	8,457,847	10,037,735	18,495,582	784,858	1998	2003
Eagle Creek II*	—	2,492,778	—	—	—	2,492,778	—	2,492,778	—	2006	NA
King's Lake Square*	—	4,492,000	7,670,388	—	640,804	4,492,000	8,311,191	12,803,191	1,275,508	1986	2003
Boulevard Crossing	12,109,844	4,262,525	10,388,101	—	—	4,262,525	10,388,101	14,650,626	1,309,070	2004	NA
Ridge Plaza	16,223,164	4,565,000	17,329,079	—	1,032,094	4,565,000	18,361,173	22,926,173	2,934,747	2002	2003
Silver Glen Crossings*	—	10,747,172	12,803,161	—	27,306	10,747,172	12,830,467	23,577,638	1,929,352	2002	2004
Fishers Station	4,546,291	3,692,807	9,308,110	—	408,943	3,692,807	9,717,053	13,409,860	2,930,817	1989	2004
Plaza at Cedar Hill	26,344,517	5,734,304	39,558,931	—	—	5,734,304	39,558,931	45,293,235	4,735,985	2000	2004
Four Corner Square*	—	4,756,990	6,040,840	—	58,027	4,756,990	6,098,867	10,855,857	908,977	1985	2004
Wal-Mart Plaza*	—	4,880,373	8,768,888	—	22,400	4,880,373	8,791,288	13,671,661	1,341,663	1970	2004
Galleria Plaza*	—	—	6,472,771	—	235,470	—	6,708,241	6,708,241	788,262	2002	2004
Hamilton Crossing *	—	5,665,477	10,272,603	—	66,698	5,665,477	10,339,300	16,004,777	1,447,948	1999	2004
Centre at Panola	4,006,861	1,985,975	8,302,053	—	1,000	1,985,975	8,303,053	10,289,028	951,395	2001	2004
Sunland Towne Centre	25,000,000	14,612,536	20,569,822	—	10,598	14,612,536	20,580,420	35,192,956	2,784,505	1996	2004
Waterford Lakes*	—	2,248,674	7,347,216	—	18,000	2,248,674	7,365,216	9,613,890	1,037,855	1997	2004
International Speedway Square	19,183,198	6,560,000	20,889,948	—	—	6,560,000	20,889,948	27,449,948	5,412,361	1999	NA
50 South Morton*	—	100,212	878,705	—	—	100,212	878,705	978,917	256,773	1999	NA
Preston Commons	4,456,670	936,000	2,632,372	—	536,594	936,000	3,168,965	4,104,965	958,707	2002	NA
Whitehall Pike	9,096,127	3,597,857	6,041,940	—	60,427	3,597,857	6,102,367	9,700,224	2,595,858	1999	NA
Stoney Creek Commons*	—	627,964	4,598,095	—	—	627,964	4,598,095	5,226,059	221,904	2000	NA
Bolton Plaza	—	3,560,389	10,482,075	—	58,256	3,560,389	10,540,331	14,100,720	2,862,818	1986	2005
Indian River Square	13,300,000	5,180,000	10,610,278	—	5,000	5,180,000	10,615,278	15,795,278	1,718,129	1997/2004	2005
Fox Lake Crossing	11,728,026	5,289,306	9,939,449	—	—	5,289,306	9,939,449	15,228,755	1,156,784	2002	2005
Plaza Volente	28,680,000	4,600,000	30,405,078	—	—	4,600,000	30,405,078	35,005,078	2,784,378	2004	2005
Market Street Village*	—	10,501,845	20,070,125	—	—	10,501,845	20,070,125	30,571,969	1,693,421	1970/2004	2005
Cool Creek Commons	18,000,000	6,040,351	15,575,813	—	—	6,040,351	15,575,813	21,616,165	1,717,100	2005	NA
Traders Point	48,000,000	9,381,857	35,258,768	—	—	9,381,857	35,258,768	44,640,625	3,147,754	2005	NA
Traders Point II	7,799,665	2,268,797	6,592,450	—	—	2,268,797	6,592,450	8,861,247	480,403	2005	NA
Greyhound Commons*	—	1,861,277	1,585,222	—	—	1,861,277	1,585,222	3,446,499	117,604	2005	NA
Weston Park*	—	323,165	253,317	—	—	323,165	253,317	576,482	102,158	2005	NA
Martinsville Shops*	—	636,692	1,200,026	—	—	636,692	1,200,026	1,836,718	124,371	2005	NA

Kite Realty Group Trust
Schedule III
Consolidated Real Estate and Accumulated Depreciation (continued)

Name, Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition/ Development		Gross Carry Amount Close of Period			Accumulated Depreciation	Year Built/ Renovated	Year Acquired
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total			
Shopping Centers (continued)											
Geist Pavilion	11,125,000	1,267,816	9,384,046	—	663,646	1,267,816	10,047,692	11,315,508	685,725	2006	NA
Red Bank Commons	4,798,797	1,408,328	4,702,309	—	—	1,408,328	4,702,309	6,110,637	379,822	2005	NA
Zionsville Place*	—	640,332	2,577,543	—	—	640,332	2,577,543	3,217,875	128,891	2006	NA
Pine Ridge Crossing	17,500,000	5,639,675	19,455,212	—	219,508	5,639,675	19,674,720	25,314,396	1,566,682	1993	2006
Riverchase	10,500,000	3,888,945	13,300,727	—	—	3,888,945	13,300,727	17,189,672	1,017,547	1991	2006
Courthouse Shadows*	—	4,998,974	17,582,424	—	—	4,998,974	17,582,424	22,581,398	1,406,231	1987	2006
Kedron Village	29,700,000	3,750,000	32,911,199	—	—	3,750,000	32,911,199	36,661,199	1,243,893	2006	2006
Tarpon Springs Plaza	20,000,000	6,240,330	23,896,888	—	—	6,240,330	23,896,888	30,137,218	139,499	2007	NA
Estero Town Commons	17,736,222	10,084,690	10,021,644	—	—	10,084,690	10,021,644	20,106,334	78,425	2006	NA
Beacon Hill Shopping Center	11,074,807	3,949,035	12,073,182	—	—	3,949,035	12,073,182	16,022,217	174,160	2006	NA
Cornelius Gateway	—	3,483,181	787,897	—	—	3,483,181	787,897	4,271,078	1,835	2006	NA
KRG ISS*	—	1,123,277	145,196	—	—	1,123,277	145,196	1,268,473	4,334	2007	NA
Other	—	3,509,784	14,039,132	—	—	3,509,784	14,039,132	17,548,916	1,430,716		
Total Shopping Centers	377,151,452	208,379,672	584,595,735	200,087	8,013,992	208,579,759	592,609,727	801,189,486	77,161,400		
Commercial Properties											
Indiana State Motor Pool	3,978,684	—	4,386,406	—	14,018	—	4,400,425	4,400,425	391,486	2004	NA
PEN Products *	—	—	5,462,492	—	139,590	—	5,602,082	5,602,082	932,889	2003	NA
Thirty South	22,370,485	899,446	10,754,020	—	8,489,946	899,446	19,243,965	20,143,411	2,647,707	1905/2002	2001
Union Station Parking Garage *	—	783,627	2,162,598	—	446,406	783,627	2,609,004	3,392,631	442,571	1986	2001
Total Commercial Properties	26,349,169	1,683,073	22,765,516	—	9,089,960	1,683,073	31,855,476	33,538,549	4,414,654		
Development Properties											
Eagle Creek III*	—	942,967	147,000	—	—	942,967	147,000	1,089,967	59,394		
Naperville Marketplace **	10,397,550	5,351,953	7,506,609	—	—	5,351,953	7,506,609	12,858,562	92,739		
Gateway Shopping Center**	15,626,188	6,537,561	15,229,470	—	—	6,537,561	15,229,470	21,767,031	87,262		
Bridgewater Marketplace**	9,297,177	3,819,705	7,616,117	—	—	3,819,705	7,616,117	11,435,822	37,620		
Sandifur Plaza**	—	766,656	1,879,365	—	—	766,656	1,879,365	2,646,021	—		
Bayport Commons**	18,024,852	7,672,967	18,219,302	—	—	7,672,967	18,219,302	25,892,269	15,536		
Cobblestone Plaza	21,868,702	11,596,016	14,587,430	—	—	11,596,016	14,587,430	26,183,446	—		
54th & College*	—	1,952,790	589,660	—	—	1,952,790	589,660	2,542,450	—		
Delray Beach	9,080,033	18,751,145	16,042,416	—	—	18,751,145	16,042,416	34,793,562	—		
Four Corner Square*	—	5,170,991	2,671,799	—	—	5,170,991	2,671,799	7,842,790	—		
Glendale Town Center*	—	—	11,169,199	—	—	—	11,169,199	11,169,199			
KR Development	—	—	140,799	—	—	—	140,799	140,799	—		
KRG Development	—	50,000	480,504	—	—	50,000	480,504	530,504	—		
Total Development Properties	84,294,502	62,612,750	96,279,672	—	—	62,612,750	96,279,672	158,892,422	292,551		
*Other ****											
Frisco Bridges*	—	1,101,558	—	—	—	1,101,558	—	1,101,558	—		
Bridgewater Marketplace	—	2,100,000	—	—	—	2,100,000	—	2,100,000	—		
Eagle Creek IV*	—	1,267,287	—	—	—	1,267,287	—	1,267,287	—		

Kite Realty Group Trust
Schedule III
Consolidated Real Estate and Accumulated Depreciation (continued)

Name, Location	Encumbrances	Initial Cost		Cost Capitalized Subsequent to Acquisition/ Development		Gross Carry Amount Close of Period			Accumulated Depreciation	Year Built/ Renovated	Year Acquired
		Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total			
Other(continued) ***											
Greyhound III*	—	187,507	—	—	—	187,507	—	187,507	—		
Jefferson Morton*	—	186,000	—	—	—	186,000	—	186,000	—		
Zionsville Place*	—	960,498	—	—	—	960,498	—	960,498	—		
Fox Lake Crossing II*	—	3,582,728	—	—	—	3,582,728	—	3,582,728	—		
KR Peakway*	—	11,002,497	—	—	—	11,002,497	—	11,002,497	—		
KRG Peakway*	—	6,007,210	—	—	—	6,007,210	—	6,007,210	—		
South Elgin	4,425,000	6,309,624	—	—	—	6,309,624	—	6,309,624	—		
Eddy Street Land	—	1,944,335	—	—	—	1,944,335	—	1,944,335	—		
Beacon Hill Shopping Center	—	3,450,000	—	—	—	3,450,000	—	3,450,000	—		
951 & 41*	—	13,896,142	—	—	—	13,896,142	—	13,896,142	—		
Total Other	4,425,000	51,995,386	—	—	—	51,995,386	—	51,995,386	—		
Line of credit - see *	152,774,024	—	—	—	—	—	—	—	—		
Grand Total	$644,994,147	$324,670,882	$703,640,922	$200,087	$17,103,952	$324,870,969	$720,744,875	$1,045,615,844	$81,868,605		

* This is an Unencumbered Property Pool used in calculating the Company's line of credit borrowing base with Keybank, N.A., Wachovia Bank, N.A., LaSalle Bank, N.A., and Bank of America, N.A. Approximately $152.8 million was outstanding under this line of credit as of December 31, 2007.

** This property partially opened during 2006 or 2007.

*** This category generally includes land held for development. The Company also has certain additional land parcels at its development and operating properties, which amounts are included elsewhere in this table.

Kite Realty Group Trust
Notes to Schedule III
Consolidated Real Estate and Accumulated Depreciation

Note 1. Reconciliation of Investment Properties

The changes in investment properties of the Company and its Predecessor for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
Balance, beginning of year	$ 950,858,709	$ 774,884,021	$ 539,625,096
Acquisitions	—	101,941,430	198,104,896
Improvements	124,043,706	97,017,271	52,217,273
Disposals	(29,286,571)	(22,984,013)	(15,063,244)
Balance, end of year	$ 1,045,615,844	$ 950,858,709	$ 774,884,021

The unaudited aggregate cost of investment properties for federal tax purposes as of December 31, 2007 was $982.7 million.

Note 2. Reconciliation of Accumulated Depreciation

The changes in accumulated depreciation of the Company and its Predecessor for the years ended December 31, 2007, 2006, and 2005 are as follows:

	2007	2006	2005
Balance, beginning of year	$ 60,554,974	$ 40,051,477	$ 23,375,292
Acquisitions	—	—	—
Depreciation and amortization expense	28,028,737	26,617,564	19,199,756
Disposals	(6,715,106)	(6,114,067)	(2,523,571)
Balance, end of year	$ 81,868,605	$ 60,554,974	$ 40,051,477

Depreciation of investment properties reflected in the statements of operations is calculated over the estimated original lives of the assets as follows:

Buildings	35 years
Building improvements	10-35 years
Tenant improvements	Term of related lease
Furniture and Fixtures	5-10 years

EXHIBIT INDEX

Exhibit No.	Description	Location
3.1	Articles of Amendment and Restatement of Declaration of Trust of the Company	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
3.2	Amended and Restated Bylaws of the Company, as amended	Incorporated by reference to Exhibit 3.2 of the Annual Report on Form 10-K of Kite Realty Group Trust for the period ended December 31, 2004
4.1	Form of Common Share Certificate	Incorporated by reference to Exhibit 4.1 to Kite Realty Group Trust's registration statement on Form S-11 (File No. 333-114224) declared effective by the SEC on August 10, 2004
10.1	Amended and Restated Agreement of Limited Partnership of Kite Realty Group, L.P., dated as of August 16, 2004	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.2	Employment Agreement, dated as of August 16, 2004, by and between the Company and Alvin E. Kite, Jr.*	Incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.3	Employment Agreement, dated as of August 16, 2004, by and between the Company and John A. Kite*	Incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.4	Employment Agreement, dated as of August 16, 2004, by and between the Company and Thomas K. McGowan*	Incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.5	Employment Agreement, dated as of August 16, 2004, by and between the Company and Daniel R. Sink*	Incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.6	Noncompetition Agreement, dated as of August 16, 2004, by and between the Company and Alvin E. Kite, Jr.*	Incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.7	Noncompetition Agreement, dated as of August 16, 2004, by and between the Company and John A. Kite*	Incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.8	Noncompetition Agreement, dated as of August 16, 2004, by and between the Company and Thomas K. McGowan*	Incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004

10.9	Noncompetition Agreement, dated as of August 16, 2004, by and between the Company and Daniel R. Sink*	Incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.10	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and Alvin E. Kite*	Incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.11	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and John A. Kite*	Incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.12	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and Thomas K. McGowan*	Incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.13	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and Daniel R. Sink*	Incorporated by reference to Exhibit 10.19 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.14	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and William E. Bindley*	Incorporated by reference to Exhibit 10.20 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.15	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and Michael L. Smith*	Incorporated by reference to Exhibit 10.21 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.16	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and Eugene Golub*	Incorporated by reference to Exhibit 10.22 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.17	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and Richard A. Cosier*	Incorporated by reference to Exhibit 10.23 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.18	Indemnification Agreement, dated as of August 16, 2004, by and between Kite Realty Group, L.P. and Gerald L. Moss*	Incorporated by reference to Exhibit 10.24 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.19	Contributor Indemnity Agreement, dated August 16, 2004, by and among Kite Realty Group, L.P., Alvin E. Kite, Jr., John A. Kite, Paul W. Kite, Thomas K. McGowan, Daniel R. Sink, George F. McMannis, IV, and Mark Jenkins*	Incorporated by reference to Exhibit 10.25 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.20	Kite Realty Group Trust 2004 Equity Incentive	Incorporated by reference to Exhibit 10.26 to the Current Report on Form 8-K of Kite Realty

	Plan*	Group Trust filed with the SEC on August 20, 2004
10.21	Kite Realty Group Trust Executive Bonus Plan*	Incorporated by reference to Exhibit 10.27 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.22	Option Agreement (Erskine Village), dated as of August 16, 2004, by and among Kite Realty Group, L.P., Kite South Bend, LLC, Alvin E. Kite, Jr., John A. Kite, Paul W. Kite and Thomas K. McGowan	Incorporated by reference to Exhibit 10.29 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.23	Registration Rights Agreement, dated as of August 16, 2004, by and among the Company, Alvin E. Kite, Jr., John A. Kite, Paul W. Kite, Thomas K. McGowan, Daniel R. Sink, George F. McMannis, Mark Jenkins, Ken Kite, David Grieve and KMI Holdings, LLC	Incorporated by reference to Exhibit 10.32 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.24	Amendment No. 1 to Registration Rights Agreement, dated August 29, 2005, by and among the Company and the other parties listed on the signature page thereto	Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Kite Realty Group Trust for the period ended September 30, 2005
10.25	Tax Protection Agreement, dated August 16, 2004, by and among the Company, Kite Realty Group, L.P., Alvin E. Kite, Jr., John A. Kite, Paul W. Kite, Thomas K. McGowan and C. Kenneth Kite	Incorporated by reference to Exhibit 10.33 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.26	Consulting Agreement, dated August 16, 2004, by and between Kite Realty Group, L.P and Paul W. Kite	Incorporated by reference to Exhibit 10.34 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on August 20, 2004
10.27	Form of Share Option Agreement under 2004 Equity Incentive Plan*	Incorporated by reference to Exhibit 10.39 to the Annual Report on Form 10-K of Kite Realty Group Trust for the period ended December 31, 2004
10.28	Form of Restricted Share Agreement under 2004 Equity Incentive Plan*	Incorporated by reference to Exhibit 10.40 of the Annual Report on Form 10-K of Kite Realty Group Trust for the period ended December 31, 2004
10.29	Schedule of Non-Employee Trustee Fees and Other Compensation*	Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of Kite Realty Group Trust for the period ended June 30, 2005
10.30	Kite Realty Group Trust Trustee Deferred Compensation Plan*	Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Kite Realty Group Trust for the period ended June 30, 2006
10.31	Summary of 2006 Bonus and Incentive Awards for Executive Officers*	Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of Kite Realty

		Group Trust for the period ended June 30, 2006
10.32	Schedule of 2007 Bonus Benchmarks for Executive Officers*	Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of Kite Realty Group Trust for the period ended March 31, 2007
10.33	Credit Agreement, dated as of February 20, 2007, by and among Kite Realty Group, L.P., the Company, KeyBank National Association, as Administrative Agent, Wachovia Bank, National Association as Syndication Agent, LaSalle Bank National Association and Bank of America, N.A. as Co-Documentation Agents and the other lenders party thereto	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on February 23, 2007
10.34	Guaranty, dated as of February 20, 2007, by the Company and certain subsidiaries of Kite Realty Group, L.P. party thereto	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Kite Realty Group Trust filed with the SEC on February 23, 2007
10.35	Schedule of 2007 Bonus for Chairman	Filed herewith
21.1	List of Subsidiaries	Filed herewith
23.1	Consent of Ernst & Young LLP	Filed herewith
31.1	Certification of principal executive officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of principal financial officer required by Rule 13a-14(a)/15d-14(a) under the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith

* Denotes a management contract or compensatory, plan contract or arrangement.

Exhibit 31.1

CERTIFICATION

I, John A. Kite, certify that:

1. I have reviewed this annual report on Form 10-K of Kite Realty Group Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

By: /s/ John A. Kite
John A. Kite
Chief Executive Officer and President

Exhibit 31.2

CERTIFICATION

I, Daniel R. Sink, certify that:

1. I have reviewed this annual report on Form 10-K of Kite Realty Group Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Trustees (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

By: /s/ Daniel R. Sink
Daniel R. Sink
Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The undersigned, John A. Kite, Chief Executive Officer and President of Kite Realty Group Trust (the "Company"), and Daniel R. Sink, Chief Financial Officer of the Company, each hereby certifies, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1. The Annual Report on Form 10-K of the Company for the year ended December 31, 2007 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2008

By: /s/ John A. Kite
John A. Kite
Chief Executive Officer and President

By: /s/ Daniel R. Sink
Daniel R. Sink
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

KITE REALTY GROUP TRUST

30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on May 6, 2008

Dear Shareholder:

You are cordially invited to attend our 2008 annual meeting of shareholders to be held on Tuesday, May 6, 2008, at 9:00 a.m., local time, at

30 S. Meridian Street
Eighth Floor
Indianapolis, IN 46204

for the following purposes:

1. To elect seven trustees to serve one-year terms expiring in 2009;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008;
3. To adopt the Kite Realty Group Trust 2008 Employee Share Purchase Plan; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Only shareholders of record at the close of business on March 20, 2008 will be entitled to notice of and to vote at the meeting or any adjournments or postponements of the meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON, IF YOU DESIRE.

By Order of the Board of Trustees,



DAME PROUT
Secretary

Indianapolis, Indiana
April 11, 2008

TABLE OF CONTENTS

KITE REALTY GROUP TRUST

30 S. Meridian Street
Suite 1100
Indianapolis, IN 46204

PROXY STATEMENT

ABOUT THE MEETING

Why am I receiving this proxy statement?

This proxy statement contains information related to the solicitation of proxies for use at our 2008 annual meeting of shareholders, to be held at 9:00 a.m, local time, on Tuesday, May 6, 2008 at 30 S. Meridian Street, Eighth Floor, Indianapolis, Indiana 46204, for the purposes stated in the accompanying Notice of Annual Meeting of Shareholders. This solicitation is made by Kite Realty Group Trust on behalf of our Board of Trustees, or the Board. "We," "our," "us," and the "Company" refer to Kite Realty Group Trust. This proxy statement, the enclosed proxy card and our 2007 annual report to shareholders are first being mailed to shareholders beginning on or about April 11, 2008.

Who is entitled to vote at the annual meeting?

Only holders of record of our common shares at the close of business on March 20, 2008, the record date for the annual meeting, are entitled to receive notice of the annual meeting and to vote at the meeting. Our common shares constitute the only class of securities entitled to vote at the meeting.

What are the voting rights of shareholders?

Each common share outstanding on the record date entitles its holder to cast one vote on each matter to be voted on.

Who can attend the annual meeting?

All holders of our common shares at the close of business on March 20, 2008, the record date for the annual meeting, or their duly appointed proxies, are authorized to attend the annual meeting. Please note that space limitations may make it necessary to limit attendance. Admission to the meeting will be on a first-come, first-served basis. If you attend the meeting, you may be asked to present valid picture identification, such as a driver's license or passport, before being admitted. Cameras, recording devices and other electronic devices will not be permitted at the meeting.

Please also note that if you hold your shares in "street name" (that is, through a bank, broker or other nominee), you will need to bring a copy of the brokerage statement reflecting your stock ownership as of March 20, 2008.

What will constitute a quorum at the annual meeting?

The presence at the meeting, in person or by proxy, of the holders of a majority of the common shares outstanding on March 20, 2008 will constitute a quorum, permitting the shareholders to conduct business at the meeting. We will include abstentions and broker non-votes in the calculation of the number of shares considered to be present at the meeting for purposes of determining the presence of a quorum at the meeting. A broker non-vote occurs when a nominee holding shares for a beneficial owner has not received instructions from the beneficial owner and does not have discretionary authority to vote the shares.

As of the record date, there were 29,076,441 common shares outstanding.

How do I vote?

You may vote by you or your duly authorized agent completing and returning the accompanying proxy card or you may attend the meeting and vote in person.

How do I vote my shares that are held by my broker?

If your shares are held by a bank or broker, you should follow the instructions provided to you by the bank or broker. Although most banks and brokers now offer voting by mail, telephone and on the Internet, availability and specific procedures will depend on their voting arrangements.

How are proxy card votes counted?

If the accompanying proxy card is properly signed and returned to us, and not revoked, it will be voted as directed by you. Unless contrary instructions are given, the persons designated as proxy holders on the proxy card will vote **"FOR"** the election of all nominees for our Board of Trustees named in this proxy statement, **"FOR"** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008, **"FOR"** the adoption of the Kite Realty Group Trust 2008 Employee Share Purchase Plan, and as recommended by our Board of Trustees with regard to any other matters, or, if no such recommendation is given, in their own discretion.

May I revoke my vote after I return my proxy card?

Yes. You may revoke a previously granted proxy at any time before it is exercised by (i) filing with our Secretary a notice of revocation or a duly executed proxy bearing a later date or (ii) attending the meeting and voting in person.

Who pays the costs of soliciting proxies?

We will pay the costs of soliciting proxies. In addition to soliciting proxies by mail, our officers, trustees and other employees, without additional compensation, may solicit proxies personally or by other appropriate means. It is anticipated that banks, brokers, fiduciaries, custodians and nominees will forward proxy soliciting materials to their principals, and that we will reimburse such persons' out-of-pocket expenses.

You should rely only on the information provided in this proxy statement. We have not authorized anyone to provide you with different or additional information. You should not assume that the information in this proxy statement is accurate as of any date other than the date of this proxy statement or, where information relates to another date set forth in this proxy statement, then as of that date.

PROPOSAL 1: ELECTION OF TRUSTEES

Our Board of Trustees is currently comprised of seven trustees, each with terms expiring at the 2008 annual meeting. The nominees, all of whom are currently serving as trustees of the Company, have been recommended by our Board of Trustees for re-election to serve as trustees for one-year terms until the 2009 annual meeting of shareholders and until their successors are duly elected and qualified. Based on its review of the relationships between the trustee nominees and the Company, the Board of Trustees has affirmatively determined that the following trustees are "independent" trustees under the rules of the New York Stock Exchange, or NYSE: William E. Bindley, Dr. Richard A. Cosier, Eugene Golub, Gerald L. Moss and Michael L. Smith.

The Board of Trustees knows of no reason why any nominee would be unable to serve as a trustee. If any nominee is unavailable for election or service, the Board of Trustees may designate a substitute nominee and the persons designated as proxy holders on the proxy card will vote for the substitute nominee recommended by the Board of Trustees, or the Board of Trustees may, as permitted by our bylaws, decrease the size of our Board of Trustees.

Nominees for Election for a One-Year Term Expiring at the 2009 Annual Meeting

The following table sets forth the name and age of each nominee for trustee, indicating all positions and offices with us currently held by the trustee.

Name	Age	Title
Alvin E. Kite, Jr.	74	Chairman of the Board of Trustees
John A. Kite	42	President, Chief Executive Officer, and Trustee
William E. Bindley	67	Trustee
Dr. Richard A. Cosier	60	Trustee
Eugene Golub	77	Trustee
Gerald L. Moss	72	Trustee
Michael L. Smith	59	Trustee

Set forth below are descriptions of the backgrounds and principal occupations of each of our trustees, and the period during which he has served as a trustee.

Alvin E. Kite, Jr. has served as a trustee since our formation in March 2004 and as our Chairman of the Board of Trustees since our initial public offering in August 2004. Prior to our initial public offering, Mr. Kite was the founder and Chairman of our predecessor companies and other affiliated companies ("Kite Companies"). Mr. Kite is active in numerous Indianapolis-based charitable organizations, including Indianapolis Symphony Orchestra, Indianapolis Tennis Championships, Inc., Crossroads of America Council BSA, and Tau Beta Pi Association (membership status conferred by invitation to academic honors students in The Citadel's school of engineering). Mr. Kite graduated from The Citadel with a Bachelor of Science in Electrical Engineering. Alvin E. Kite, Jr. is John A. Kite's father.

John A. Kite has served as a trustee since our formation in March 2004 and as our Chief Executive Officer and President since our initial public offering in August 2004. Prior to our initial public offering, he had served as President and Chief Executive Officer of Kite Companies since 1997. Mr. Kite is responsible for the Company's strategic planning, operations, acquisitions and capital markets activities. In 1990, Mr. Kite joined Kite Development Corporation as Chief Financial Officer. In this role he was responsible for project financing, negotiating with banks and private investors, and restructuring investments in Kite Companies' projects. In 1994, he became President of KMI Realty Advisors, Inc., an SEC registered full-service real estate advisory firm that currently oversees diverse real estate holdings for pension fund clients. Mr. Kite began his career in 1987 at Harris Trust and Savings Bank in Chicago. He holds a B.A. in Economics from DePauw University and is Alvin E. Kite, Jr.'s son.

William E. Bindley has served as a trustee since our initial public offering in August 2004 and is currently our lead independent trustee. He has been Chairman of Bindley Capital Partners, LLC, a private equity investment firm headquartered in Indianapolis, Indiana, since 2001. From 1992 to October 2005, he was Chairman and the founder of

Priority Healthcare Corporation, a Nasdaq-listed national provider of bio-pharmaceuticals and complex therapies for chronic disease states headquartered in Lake Mary, Florida. Mr. Bindley also served as Chief Executive Officer of Priority Healthcare from July 1994 to May 1997 and President from May 1996 to July 1996. Mr. Bindley was the Chairman, President, Chief Executive Officer and founder of Bindley Western Industries, Inc., a national pharmaceutical distributor and nuclear pharmacy operator that was a New York Stock Exchange Fortune 200 company at the time of its merger into Cardinal Health in February 2001. He serves on the board of Shoe Carnival, Inc., a Nasdaq-listed company. He previously served on the boards of Cardinal Health, Key Banks, NA (Cleveland, Ohio), Bindley Western Industries and Priority Healthcare Corporation. He received both a B.S. degree in Industrial Economics and a Doctor of Management (H.C.) from Purdue University. He also completed the Wholesale Management Program at the Graduate School of Business at Stanford University. He is the past Vice Chairman of the United States Ski and Snowboard Association and serves on the Board of the Purdue Research Foundation and the President's Advisory Council at Purdue.

Dr. Richard A. Cosier has served as a trustee since our initial public offering in August 2004. He has served as Dean and Leeds Professor of Management at the Krannert School of Management, Purdue University since 1999. From 2001 through 2004 he was the Director of the Burton D. Morgan Center for Entrepreneurship in Purdue's Discovery Park. He formerly served as Dean and Fred E. Brown Chair of Business Administration at the University of Oklahoma, and Associate Dean for Academics, Professor of Business Administration and Chairperson of the Department of Management at Indiana University. Dr. Cosier is the recipient of several teaching excellence awards and a Richard D. Irwin Fellowship. He is listed in Who's Who in America and served on the boards at First Fidelity Bank, N.A. of Oklahoma City, Century, Inc. of Midwest City, Oklahoma, and Bank One, Lafayette, Indiana. Dr. Cosier is on the boards of directors of the AACSB, the international accreditation agency for business schools and Roll Coater Company. His community service includes, among others, serving as director of the Lafayette-West Lafayette Development Corporation and serving on the Executive Committee of the Greater Lafayette Community Development Corporation.

Eugene Golub has served as a trustee since our initial public offering in August 2004. He is the founder and since 1960 has been Chairman of Golub & Company, a private company which has been involved in more than $3 billion in real estate transactions. Under his leadership, Golub companies have owned, developed and operated more than 30 million square feet of properties in the United States and abroad. In 1989, Mr. Golub entered the international marketplace as the first major U.S. real estate company to undertake development projects in Central and Eastern Europe and Russia just prior to their reemergence as market-driven economies. Mr. Golub serves on the board of The Family Institute, and is active in numerous Chicago-based charitable organizations. In 1999, he was inducted into the prestigious Chicago Association of Realtors Hall of Fame, and, in 2004, he received the first Central & Eastern European Real Estate Lifetime Achievement Award.

Gerald L. Moss has served as a trustee since our initial public offering in August 2004. He is honorary of counsel with Bingham McHale, LLP, an Indianapolis, Indiana law firm. He has extensive experience in the areas of corporate and real estate law. For over 30 years he served as general counsel for the Capital Improvement Board of Marion County, Indiana (CIB). His duties included providing legal counsel relative to the development of the Indiana Convention Center, RCA Dome and other CIB facilities and the operation of the Convention Center and Dome. Mr. Moss is a Distinguished Fellow of the Indianapolis Bar Association and Indiana State Bar Association. His university and community experience includes service as a Director of the Indianapolis Symphony Orchestra, the Indiana Repertory Theater and the Metropolitan Arts Council and as President and Director of the Washington Township Schools Foundation, the Indiana University Varsity Club and the Indiana University Law Alumni Association. He also serves as a member of the Law School's Board of Visitors and is a recipient of the School's Distinguished Service Award. He was awarded the prestigious Sagamore of the Wabash by the Governor of Indiana.

Michael L. Smith has served as a trustee since our initial public offering in August 2004. He retired from his position as Executive Vice President and Chief Financial Officer of WellPoint, Inc., formerly Anthem, Inc., a health insurance company, in 2005, positions he had held since 1999. Prior to that, he served as Senior Vice President of Anthem, Inc. and Chief Financial Officer of Anthem Blue Cross and Blue Shield's operations in the Midwest and Connecticut. Mr. Smith currently serves on the boards of directors of the following public companies: HHGregg, Inc., Vectren Corporation, Emergency Medical Services Corporation, Calumet Specialty Products Partners L.P., and InterMune, Inc. Mr. Smith also serves as a director of several private companies and not-for-profit organizations including Finishmaster, Inc., LDI Ltd, LLC, and Klipsch Group and The Central Indiana Community Foundation and is also a member of the Indiana Commission on Higher Education. Mr. Smith is a member of the board of trustees of DePauw University, the Indianapolis Museum of Art, and Lumina Foundation for Education.

Vote Required and Recommendation

The affirmative vote of a plurality of all the votes cast at the annual meeting is necessary for the election of a trustee. Therefore, the seven individuals with the highest number of affirmative votes will be elected to the seven trusteeships. For purposes of the election of trustees, abstentions and other shares not voted (whether by broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the result of the vote. There is no cumulative voting with respect to the election of trustees.

OUR BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES SET FORTH ABOVE.

EXECUTIVE OFFICERS

The following table sets forth information concerning our executive officers. Executive officers are elected by and serve at the discretion of our Board of Trustees.

Name	Age	Title
Alvin E. Kite, Jr.	74	Chairman of the Board of Trustees
John A. Kite	42	President, Chief Executive Officer, and Trustee
Thomas K. McGowan	43	Senior Executive Vice President and Chief Operating Officer
Daniel R. Sink	40	Executive Vice President and Chief Financial Officer

Set forth below are descriptions of the backgrounds of each of our executive officers, other than Alvin E. Kite, Jr. and John A. Kite, whose positions and backgrounds are described above.

Thomas K. McGowan has been our Senior Executive Vice President and Chief Operating Officer since 2007. Previously, he was Executive Vice President and Chief Operating Officer since our initial public offering in August 2004. Mr. McGowan also had been Executive Vice President and one of the partners of Kite Companies since 1995. He is primarily responsible for new project development, land acquisition, real estate property management and general operational and organizational functions of the development and construction groups. Before joining Kite Companies, Mr. McGowan worked eight years for real estate developer Mansur Development Corporation. In his 20 years in the real estate development business, Mr. McGowan has coordinated the development of shopping centers, Class A office buildings, medical facilities, industrial buildings, planned unit developments, and full service hotels.

Daniel R. Sink has been our Executive Vice President and Chief Financial Officer since 2007. Previously, he was Senior Vice President and Chief Financial Officer since our initial public offering in August 2004. Mr. Sink had been the Chief Financial Officer of Kite Companies since 1999. His responsibilities include overseeing the real estate finance area, corporate accounting, corporate tax planning, financial budgeting and administration. From 1989 through 1999, Mr. Sink was employed by Olive, LLP (which subsequently merged into BKD, LLP), one of the fifteen largest accounting firms in the country, acting as a tax specialist in charge of the tax consulting for the central Indiana real estate/construction group. Mr. Sink is a Certified Public Accountant.

INFORMATION REGARDING CORPORATE GOVERNANCE AND BOARD AND COMMITTEE MEETINGS

Committee Charters and Corporate Governance Documents

Our Board of Trustees maintains charters for all Board committees. In addition, our Board of Trustees has adopted a written set of corporate governance guidelines, a code of business conduct and ethics and a code of ethics for our principal executive officer and senior financial officers. To view our committee charters, corporate governance guidelines, code of business conduct and ethics and code of ethics, please visit our website at *www.kiterealty.com*. Each of these documents is also available in print to any shareholder who sends a written request to such effect to Investor Relations, Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204.

Independence of Trustees

NYSE listing standards require NYSE-listed companies to have a majority of independent board members and a nominating/corporate governance committee, compensation committee and audit committee, each comprised solely of independent trustees. Under the NYSE listing standards, no trustee of a company qualifies as "independent" unless the board of trustees of the company affirmatively determines that the trustee has no material relationship with the company (either directly or as a partner, shareholder or officer of an organization that has a relationship with such company). In addition, the NYSE listing standards contain the following further restrictions upon a listed company's trustee independence:

- a trustee who is an employee, or whose immediate family member is an executive officer, of the listed company is not independent until three years after the end of such employment relationship;
- a trustee who has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the listed company, other than trustee and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;
- a trustee who is, or whose immediate family member is, a current partner of a firm that is the company's internal or external auditor is not independent; a trustee who is a current employee of such a firm is not independent; a trustee who has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice is not independent; and a trustee who was, or whose immediate family member was, within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the listed company's audit within that time is not independent;
- a trustee who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the listed company's present executive officers at the same time serve or served on the other company's compensation committee is not independent until three years after the end of such service or the employment relationship; and
- a trustee who is an executive officer or an employee, or whose immediate family member is an executive officer, of another company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not independent.

Our Board of Trustees has evaluated the status of each trustee and has affirmatively determined after broadly considering all facts and circumstances that each of William E. Bindley, Dr. Richard A. Cosier, Eugene Golub, Gerald L. Moss and Michael L. Smith is "independent," as such term is defined in the NYSE's listing standards. Each of Messrs. Bindley, Cosier, Golub, Moss and Smith has no known relationship with the Company. John A. Kite is not independent as he is an employee of the Company and is Alvin E. Kite, Jr.'s son. Alvin E. Kite, Jr. is not independent as he is an employee of the Company and is John A. Kite's father.

Lead Trustee

Our Board of Trustees established the position of "lead" independent trustee in connection with our initial public offering in August 2004. The lead trustee is selected on an annual basis by the Board of Trustees from among the independent trustees. William E. Bindley currently serves as our lead independent trustee. The role of the lead trustee is to serve as liaison between (a) the Board of Trustees and management, including the Chief Executive Officer, (b) independent trustees and (c) interested third parties and the Board of Trustees.

Executive Sessions of Non-Management Trustees

Pursuant to our corporate governance guidelines and the NYSE listing standards, in order to promote open discussion among non-management trustees, our Board of Trustees devotes a portion of each regularly scheduled Board meeting to executive sessions without management participation. In addition, our corporate governance guidelines provide that if the group of non-management trustees includes trustees who are not independent, as defined in the NYSE's listing standards, at least one such executive session convened per year shall include only independent trustees. The lead trustee presides at these sessions.

Communications with the Board

Shareholders and other interested parties may communicate with the Board by communicating directly with the presiding lead trustee by sending any correspondence they may have in writing to the "Lead Trustee" c/o Chief Financial Officer of Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, Indiana 46204, who will then directly forward such correspondence to the lead trustee. The lead trustee will decide what action should be taken with respect to the communication, including whether such communication should be reported to the Board of Trustees.

Board Meetings

During 2007, the Board of Trustees met four times, including telephonic meetings. Each trustee attended all Board and applicable committee meetings on which he served during his period of service. Trustees are expected to attend, in person or by telephone, all Board meetings and meetings of committees on which they serve. In addition, pursuant to our corporate governance guidelines, trustees are expected to attend the Company's annual meetings of shareholders. Last year, all of our trustees attended the annual meeting of shareholders.

Board Committees

The Board of Trustees has a standing Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. All members of the committees described below are "independent" of the Company as that term is defined in the NYSE's listing standards.

The table below provides membership information for each of the Board committees as of March 20, 2008:

Name	Audit	Compensation	Corporate Governance and Nominating
William E. Bindley		X*	X
Dr. Richard A. Cosier	X		X
Eugene Golub		X	
Gerald L. Moss	X		X*
Michael L. Smith	X*	X	

* Committee Chairman

Audit Committee

The principal purpose of the Audit Committee is to assist the Board of Trustees in the oversight of:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the qualification, performance and independence of our independent auditors; and
- the performance of our internal audit function.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent auditors and is also responsible for reviewing with our independent auditors any audit problems or difficulties they have encountered in the course of the audit work. The Audit Committee is also charged with the tasks of reviewing our financial statements, any significant financial reporting issues and any major issues as to the adequacy of internal control with management and our independent auditors.

Our Audit Committee's written charter requires that all members of the committee meet the independence, experience, financial literacy and expertise requirements of the NYSE, the Sarbanes-Oxley Act of 2002, the Securities Exchange Act of 1934, as amended, or Exchange Act, and applicable rules and regulations of the Securities and

Exchange Commission, or SEC, all as in effect from time to time. All of the members of the Audit Committee meet the foregoing requirements. The Board of Trustees has determined that Michael L. Smith is an "audit committee financial expert" as defined by the rules and regulations of the SEC.

Our Audit Committee's charter and the corporate governance rules of the NYSE require that in the event a trustee simultaneously serves on the audit committee of more than three public companies, the Board of Trustees must determine that such simultaneous service would not impair the ability of that member to effectively serve on our Audit Committee and disclose that determination. Michael L. Smith currently serves on the audit committees of five public companies. In accordance with our Audit Committee's charter and the corporate governance rules of the NYSE, the Board of Trustees has determined that serving on a total of five audit committees does not impair Mr. Smith's ability to effectively serve on our audit committee.

During 2007, the Audit Committee met five times, including telephonic meetings.

Compensation Committee

The principal purposes of the Compensation Committee are to:

- review and approve our corporate goals and objectives with respect to the compensation of our Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and determine and approve, either as a committee or with the Company's other independent trustees, as directed by the board, the appropriate level and structure of the Chief Executive Officer's compensation;
- determine and approve, either as a committee or together with our other independent trustees, as directed by the board, the compensation of the other executive officers;
- make recommendations to the Board of Trustees regarding compensation of trustees;
- recommend, implement and administer our incentive and equity-based compensation plans;
- oversee and assist the Company in preparing the Compensation Discussion and Analysis for inclusion in the Company's proxy statement and/or annual report on Form 10-K;
- provide for inclusion in the Company's proxy statement a description of the processes and procedures for the consideration and determination of executive and trustee compensation; and
- prepare and submit for inclusion in the Company's proxy statement and/or annual report on Form 10-K a Compensation Committee Report.

The compensation for our named executive officers is comprised of three principal components: base salary, annual incentive compensation and share-based incentive awards. Total compensation also includes health, disability and life insurance and certain perquisites. At its first regularly scheduled meeting each year, the Compensation Committee evaluates the components of each named executive officer's total compensation. Typically, the Chief Executive Officer makes compensation recommendations to the Compensation Committee with respect to the named executive officers who report to him. Such named executive officers are not present at the time of these deliberations. The Compensation Committee may accept or reject such recommendations and also makes the sole determination of the compensation for the Chief Executive Officer and Chairman of the Board. The Compensation Committee may utilize the services of a compensation consultant from time to time. For example, in 2006 the Compensation Committee retained Watson, Wyatt & Company to provide suggestions regarding the design of a long-term incentive program for 2007 and beyond, which the Compensation Committee took into account when it considered incentive awards for 2007 performance.

The Compensation Committee does not delegate any aspects of making share-based incentive award grants to Company employees, although it reserves the right to authorize the Chief Executive Officer to approve such grants to lower level employees in the future.

During 2007, the Compensation Committee met four times, including telephonic meetings.

Corporate Governance and Nominating Committee

The principal purposes of the Corporate Governance and Nominating Committee are to:

- identify individuals that are qualified to serve as trustees;

- recommend such individuals to the Board of Trustees, either to fill vacancies that occur on the Board of Trustees from time to time or in connection with the selection of trustee nominees for each annual meeting of shareholders;
- periodically assess the size of the Board of Trustees to ensure it can effectively carry out its obligations;
- develop, recommend, implement and monitor our corporate governance guidelines and our codes of business conduct and ethics;
- oversee the evaluation of the Board of Trustees and its committees and management;
- ensure that we are in compliance with all NYSE corporate governance listing requirements; and
- review and evaluate potential related party transactions in accordance with policies and procedures adopted by the Company from time to time.

The Board of Trustees has adopted a policy to be used for considering potential trustee candidates to further the Corporate Governance and Nominating Committee's goal of ensuring that our Board of Trustees consists of a diversified group of qualified individuals that function effectively as a group. The policy provides that qualifications and credentials for consideration as a trustee nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the Board of Trustees. However, at a minimum, candidates for trustee must possess:

(1) high integrity;

(2) an ability to exercise sound judgment;

(3) an ability to make independent analytical inquiries;

(4) a willingness and ability to devote adequate time and resources to diligently perform Board duties; and

(5) a reputation, both personal and professional, consistent with the image and reputation of the Company.

In addition to the aforementioned minimum qualifications, the Corporate Governance and Nominating Committee also believes that there are other qualities and skills that, while not a prerequisite for nomination, should be taken into account when considering whether to recommend a particular person. These factors include:

(1) whether the person possesses specific expertise in the real estate industry and familiarity with general issues affecting the Company's business;

(2) whether the person's nomination and election would enable the Board of Trustees to have a member that qualifies as an "audit committee financial expert" as such term is defined by the SEC;

(3) whether the person would qualify as an "independent" trustee under the NYSE's listing standards and our corporate governance guidelines;

(4) the importance of continuity of the existing composition of the Board of Trustees; and

(5) the importance of a diversified Board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

The Corporate Governance and Nominating Committee will seek to identify trustee candidates based on input provided by a number of sources, including (a) Corporate Governance and Nominating Committee members, (b) other members of the Board of Trustees and (c) shareholders of the Company. The Corporate Governance and Nominating Committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified trustee candidates; however, we do not currently employ a search firm, or pay a fee to any other third party, to locate qualified trustee candidates.

As part of the identification process, the Corporate Governance and Nominating Committee will evaluate the skills, expertise and diversity possessed by the current Board of Trustees, and whether there are additional skills, expertise or diversity that should be added to complement the composition of the existing Board of Trustees. The Corporate Governance and Nominating Committee may consult with other members of the Board of Trustees in connection with the identification process. The Corporate Governance and Nominating Committee also will take into account the number of trustees expected to be elected at the next annual meeting, and whether existing trustees have indicated a willingness to continue to serve as trustees if re-nominated. Once trustee candidates have been identified, the Corporate Governance and Nominating Committee will then evaluate each candidate in light of his or her qualifications and credentials, and any additional factors that the Corporate Governance and Nominating Committee deems necessary or appropriate. Existing trustees who are being considered for renomination will be re-evaluated as part of the Corporate Governance and Nominating Committee's process of recommending trustee candidates. All candidates submitted by shareholders will be evaluated in the same manner as all other trustee candidates, provided that the procedures set forth in our bylaws have been followed.

After completing the identification and evaluation process described above, the Corporate Governance and Nominating Committee will recommend to the Board of Trustees the nomination of a number of candidates equal to the number of trustee vacancies that will exist at the annual meeting of shareholders. The Board of Trustees will then select the Board's trustee nominees for shareholders to consider and vote upon at the shareholders' meeting.

For nominations for election to the Board of Trustees by a shareholder, the shareholder must comply with the advance notice provisions and other requirements of Article II, Section 13 of our bylaws. These notice provisions require that the shareholder must have given timely notice thereof in writing to our Secretary. To be timely, a shareholder's notice must be delivered to our Secretary at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. In the event that the date of the mailing of the notice for the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the mailing of the notice for the preceding year's annual meeting, notice by the shareholder to be timely must be delivered not less than 90 days nor more than 120 days prior to the date of mailing of the notice for such annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by us. The shareholder's notice must set forth:

(1) as to each person that the shareholder proposes to nominate for election or reelection as a trustee (a) the name, age, business address and residence address of such person, (b) the class and number of shares of beneficial interest of Kite Realty Group Trust that are beneficially owned or owned of record by such person and (c) all other information relating to such person that is required to be disclosed in solicitations of proxies for election of trustees in an election contest (even if an election contest is not involved), or is otherwise required pursuant to Regulation 14A (or any successor provision) under the Exchange Act; and

(2) as to the shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made, (a) the name and address of such shareholder, as they appear on our share ledger and current name and address, if different, of such beneficial owner, and (b) the class and number of shares of each class of beneficial interest of Kite Realty Group Trust which are owned beneficially and of record by such shareholder and owned beneficially by such beneficial owner.

During 2007, the Corporate Governance and Nominating Committee met five times, including telephonic meetings.

PROPOSAL 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

The Audit Committee of our Board of Trustees has appointed Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2008. After careful consideration of the matter and in recognition of the importance of this matter to our shareholders, the Board of Trustees has determined that it is in the best interests of the Company and our shareholders to seek the ratification by our shareholders of our audit committee's selection of our independent registered public accounting firm. A representative of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Vote Required and Recommendation

The affirmative vote of the holders of a majority of all the votes cast at the annual meeting with respect to the matter is necessary for the approval of proposal 2. For purposes of approving proposal 2, abstentions and other shares not voted (whether by broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the result of the vote. Even if the appointment of Ernst & Young LLP as our independent registered public accounting firm is ratified, our Board of Trustees and the audit committee may, in their discretion, change that appointment at any time during the year should they determine such a change would be in our and our shareholders' best interests. In the event that the appointment of Ernst & Young LLP is not ratified, the audit committee of our Board of Trustees will consider the appointment of another independent registered public accounting firm, but will not be required to appoint a different firm.

OUR BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDED DECEMBER 31, 2008.

Relationship with Independent Registered Public Accounting Firm

Fees

Our consolidated financial statements for the year ended December 31, 2007 have been audited by Ernst & Young LLP, which served as our independent registered public accounting firm for the last fiscal year.

The following summarizes the fees billed by Ernst & Young LLP for services performed for the years ended December 31, 2007 and December 31, 2006:

	2007	2006
Audit Fees	$ 573,000(1)	$ 613,000(1)
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total	$ 573,000	$ 613,000

(1) Audit Fees for 2007 and 2006 represent fees for the audit of the financial statements, the attestation on management's annual report on internal control over financial reporting and the effectiveness of internal control over financial reporting and services associated with SEC registration statements.

All audit services provided by Ernst & Young LLP to us since we became a public company have been pre-approved by the Audit Committee, either pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy or through a separate pre-approval by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee's policy is to review and pre-approve either pursuant to the Audit Committee's Audit and Non-Audit Services Pre-Approval Policy or through a separate pre-approval by the Audit Committee, any engagement of the Company's independent auditor to provide any permitted non-audit service to the Company. The Audit Committee has delegated authority to its chairman to pre-approve engagements for the performance of audit and non-audit services, for which the estimated cost for such services shall not exceed $150,000. The chairman must report all pre-approval decisions to the Audit Committee at its next scheduled meeting and provide a description of the terms of the engagement.

PROPOSAL 3: APPROVAL OF THE KITE REALTY GROUP TRUST 2008 EMPLOYEE SHARE PURCHASE PLAN

This section provides a summary of the terms of the Kite Realty Group Trust 2008 Employee Share Purchase Plan (the "Plan") and the proposal to adopt the Plan.

The Board of Trustees approved the Plan, subject to approval of shareholders at the Company's next annual meeting. We are asking our shareholders to approve the adoption of the Plan as we believe it will be a valuable tool in motivating our employees and encouraging ownership in the Company. The purpose of the Plan is to enable eligible employees and trustees of the Company or any of its participating affiliates, through payroll deductions or periodic cash payments, to purchase our common shares, to increase the employees' interest in our growth and success and encourage employees to remain in the employ of the Company or its participating affiliates. There are currently no participants in the Plan. Because participation in the Plan is subject to the discretion of each eligible employee, the benefits or amounts that will be received by any participant or groups of participants if the Plan is approved are not currently determinable. As of the record date, there were approximately 130 employees, four executive officers, and five independent trustees of the Company and its subsidiaries who would be eligible to participate in the Plan.

The description of the Plan's principal provisions are presented below. This summary is not complete and is qualified in its entirety by the terms of the Plan, which is attached to this proxy statement as Exhibit A.

Description of the Plan

A total of 500,000 common shares are available for purchase by eligible employees of the Company or any of its participating affiliates under the Plan. The common shares issuable under the Plan may be authorized but unissued shares or shares purchased on the open market.

The Plan permits eligible employees to elect to have a portion of their salary deducted by the Company to purchase our common shares (not less than $20.00 deductions each pay period). The Plan also permits eligible employees and trustees to make periodic cash payments to purchase our common shares. Common shares may be purchased at the end of each period, known as an offering period, at up to a 5% discount, at the discretion of our Compensation Committee. If the adoption of the Plan is approved by the shareholders, the first offering period is expected to begin June 1, 2008.

- *Administration & Interpretation.* The Plan will be administered under the direction of the Compensation Committee. Subject to the express provisions of the Plan, the Compensation Committee will have authority to interpret the Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations will be final and binding upon all persons. No member of the Board or the Compensation Committee shall be liable for any action or determination made in good faith with respect to the Plan.
- *Eligible Employees.* Any employee of the Company or any of its participating affiliates may participate in the Plan, except the following, who are ineligible to participate: (a) an employee who has been employed by the Company or any of its participating affiliates for less than 90 days as of the beginning of an offering period; (b) an employee whose customary employment is less than 20 hours per week; and (c) an employee who, after exercising his or her rights to purchase shares under the Plan, would own common shares (including shares that may be acquired under any outstanding options) representing five percent or more of the total combined voting power of all classes of shares of the Company. The Compensation Committee may at any time in its sole discretion, if it deems it advisable to do so, terminate the participation of the employees of a particular participating affiliate.

- *Purchase Limitation.* Notwithstanding any other provision of the Plan, no employee or trustee may purchase in any one calendar year under the Plan common shares having an aggregate fair market value in excess of $25,000.

- *Issuance of Common Shares and Sale of Plan Shares.* On the last trading day of the purchase period, a participating employee will be credited with the number of common shares purchased for his or her account under the Plan during such purchase period. Shares purchased under the Plan will be held in the custody of an agent appointed by the Compensation Committee. The Compensation Committee will have the right to require that participating employees abstain from selling or otherwise transferring common shares purchased pursuant to the Plan for a period lasting up to six months from the date the shares were purchased.

- *Participation Adjustment.* If in any purchase period the number of unsold shares that may be made available for purchase under the Plan is insufficient to permit exercise of all rights deemed exercised by all participating employees, a participation adjustment will be made, and the number of shares purchasable by all participating employees will be reduced proportionately. Any funds then remaining in a participating employee's account after such exercise will be refunded to the employee.

- *Termination of Participation.* A participating employee will be refunded all moneys in his or her account, and his or her participation in the Plan will be terminated if either (a) the Board elects to terminate the Plan, or (b) the employee ceases to be eligible to participate in the Plan. As soon as practicable following termination of an employee's participation in the Plan, the Company will deliver to the employee a check representing the amount in the employee's account and a share certificate representing the number of whole shares held in the employee's account. Once terminated, participation may not be reinstated for the then current offering period, but, if otherwise eligible, the employee may elect to participate in any subsequent offering period.

- *Term and Termination of the Plan.* The Board may terminate the Plan at any time and for any reason or for no reason, provided that such termination shall not impair any rights of participating employees that have vested at the time of termination.

- *Amendment of the Plan.* The Board may, at any time, amend the Plan in any respect; provided, however, that without approval of the shareholders of the Company no amendment shall be made (a) increasing the number of shares that may be made available for purchase under the Plan or (b) changing the eligibility requirements for participating in the Plan. No amendment may be made that impairs the vested rights of participating employees.

- *Governmental Regulation.* The Company's obligation to issue, sell and deliver common shares pursuant to the Plan is subject to such approval of any governmental authority and any national securities exchange or other market quotation system as may be required in connection with the authorization, issuance or sale of such shares.

- *Shareholder Rights.* Any dividends paid on shares held by the Company for a participating employee's account will be transmitted to the employee. The Company will deliver to each participating employee who purchases common shares under the Plan, as promptly as practicable by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed by the Company to its shareholders. Any common shares held by the Agent for an employee's account will be voted in accordance with the employee's duly delivered and signed proxy instructions. There will be no charge to participating employees in connection with such notices, proxies and other materials.

- *Rule 16b-3.* Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or any successor provision under the Securities Exchange Act of 1934, as amended. If any provision of the Plan or action by the Board fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Board. Moreover, in the event the Plan does not include a provision required by Rule 16b-3 to be stated herein, such provision (other than one relating to eligibility requirements, or the price and amount of awards) shall be deemed automatically to be incorporated by reference into the Plan.

- *Payment of Plan Expenses.* The Company will bear all costs of administering and carrying out the Plan.

Vote Required and Recommendation

The affirmative vote of the holders of a majority of all the votes cast at the annual meeting with respect to the matter is necessary for the approval of proposal 3. For purposes of approving proposal 3, abstentions and other shares not voted (whether by broker non-vote or otherwise) will not be counted as votes cast and will have no effect on the result of the vote.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy and Objectives

Our compensation program is designed to attract and retain outstanding executives, to reward them for superior performance and to ensure that compensation provided to them remains competitive relative to the compensation paid to similarly-situated executives at comparable publicly-traded REITs. The program is designed to reward both short- and long-term performance with the intention of aligning the interests of our senior executives and those of our shareholders. To affect this objective, a substantial portion of compensation is paid only to the extent that performance meets or exceeds pre-established corporate and individual goals that we believe will enhance shareholder value over the long-term. To that end, we believe that the compensation packages we provide to our named executive officers should include both cash and share-based incentive compensation that rewards performance as measured against these pre-established corporate and individual goals.

We believe that the overall compensation of our senior executives primarily should reflect their accomplishments as a management team in achieving established key operating objectives. We also believe that the achievement of these key objectives will ultimately enhance shareholder value as reflected in an increased market price of our shares. We believe that the compensation of our senior executives should not be based on the short-term performance of our shares, whether favorable or unfavorable. In this regard, the restricted shares granted to our senior executives vest over a service period ranging from three to five years. We believe that the long-term price of our shares will reflect our operating performance, which is indicative of the management of the company by our senior executives. Our senior executives also are subject to the downside risk of a decrease in the value of their compensation in the event that the price of our common shares decline.

The Compensation Committee (for purposes of this section, the "Committee") of the Board of Trustees has responsibility for establishing, implementing and continually monitoring adherence with the Company's compensation philosophy as applied to the Chairman of the Board of Trustees, President and Chief Executive Officer, Senior Executive Vice President and Chief Operating Officer and Executive Vice President and Chief Financial Officer, who constitute our "named executive officers". For more information related to the processes and procedures of the Committee in determining the compensation for our named executive officers, including the role of any executive officer in this process, see "Information Regarding Corporate Governance and Board and Committee Meetings – Board Committees – Compensation Committee," above.

Compensation Consultant and Peer Group

Beginning in 2006, the Committee engaged Watson Wyatt & Company, a nationally recognized compensation consulting firm, to provide suggestions regarding the design of a long-term incentive program for 2007 and beyond, which the Committee took into account when it considered incentive awards for 2007 performance.

In making compensation decisions, the Committee periodically compared the Company's compensation programs and performance to certain peer group companies. These peer group companies, (who were recommended by Watson Wyatt & Company as our peers,) were: Kimco Realty Corporation; Federal Realty Investment Trust; Developers Diversified Realty Corporation; Acadia Realty Trust; Regency Centers Corporation; Weingarten Realty Investors; Inland Real Estate Corporation; Cedar Shopping Centers, Inc.; Ramco-Gershenson Properties Trust; and Equity One, Inc. (the "Peer Group"). In addition, when making compensation decisions, the Committee also compares the total return on investment of our common shares to that of the return on an investment in the NAREIT All Equity Index and the S&P 500 Index.

Components of Executive Compensation

The following describes the components of compensation that form the basis for the Committee's compensation decisions for 2007, including why we pay each component and how the Committee determined the amounts to pay our named executive officers.

Base Salaries

Base salaries are intended to provide our named executive officers with a fixed and certain amount of compensation for services provided. The Committee determines the base salary level of our named executive officers by evaluating, among other things, the responsibilities of the position held, the experience of the individual and the salaries of similarly-situated employees in the Peer Group. Base salaries for named executive officers typically are established in the first quarter of the year and made effective as of April 1.

Each of our named executive officers has an employment agreement with the Company. Each employment agreement prohibits the executive's base salary from being reduced by us during the term of the agreement. Thus, each named executive officer's prior year's salary effectively serves as a minimum requirement for the named executive officer's salary for the ensuing year. The Committee has complete discretion to determine whether an increase in a named executive officer's base salary is merited.

In February 2007, the Committee approved increases of 5% in base salaries for our named executive officers (other than Mr. Alvin E. Kite, Jr., our Chairman), as set forth in the following table:

Name	Title	2006 Base Salary	2007 Base Salary	% Change
Alvin E. Kite, Jr.	Chairman of the Board	$ 150,000	$ 150,000	0.0%
John A. Kite	President and Chief Executive Officer	$ 345,000	$ 362,250	5.0%
Thomas K. McGowan	Senior Executive Vice President of Development and Chief Operating Officer	$ 290,000	$ 304,500	5.0%
Daniel R. Sink	Executive Vice President and Chief Financial Officer	$ 240,000	$ 252,000	5.0%

The Committee viewed the increase as an important retention tool, not only with respect to the named executive officers but also for our other senior managers, all of whom also received salary increases.

The Committee did not increase the base salary of Mr. Alvin E. Kite, Jr. in 2007, which salary was originally established in August 2004 at the time of the Company's initial public offering. In making this determination, the Committee considered, in part, the substantial equity position that Mr. Kite has in the Company. In March 2008, the Committee determined to increase Mr. Kite's base salary to $300,000 per year, which equals the amount Mr. Kite has received in aggregate salary and bonus for 2006 and 2007, with the expectation that no annual bonus will be paid to Mr. Kite in the future.

Annual Incentive Awards and Related Discretionary Bonuses

Our Bonus Plan

We have adopted an Executive Bonus Plan (the "Bonus Plan") to provide for bonuses to motivate and reward the Company's named executive officers. Under the Bonus Plan, the Committee approves in advance the performance targets that will determine any bonus awarded to each named executive officer, other than Mr. Alvin E. Kite, Jr., to the extent that the targets are ultimately attained. Awards of all bonuses under the Bonus Plan are subject to the final approval of the Committee after the performance targets that determine such bonus are measured. Historically, the Committee has determined the bonus for Mr. Alvin E. Kite, Jr. on a discretionary basis each year, and any such bonus has not been tied to any pre-established performance targets.

Bonus Plan Performance Targets and Award Formula

For 2007, the Committee determined that bonuses would be based on (i) a financial target and (ii) certain operating targets. The 2007 financial target was Funds From Operations (FFO) per share, a widely-accepted supplemental measure of REIT performance established by the National Association of Real Estate Investment Trusts. The operating targets were the consummation of certain qualifying acquisitions and/or development projects. The Bonus Plan award calculation for Messrs. John A. Kite, McGowan and Sink was weighted 70% for our annual FFO results, 10% for accretive acquisitions and 20% for qualifying development projects. The Bonus Plan award formula is weighted more heavily towards achievement of the FFO target, which is objective and easily measurable. The relative weight given to the targets is consistent with the Committee's view that Messrs. John A. Kite, McGowan and Sink are principally accountable for the company's financial performance as a whole and, to a lesser degree, for effecting successful acquisitions and development projects.

In early 2007, the Committee established FFO targets that ranged from $1.18 per share to $1.31 per share or higher. With respect to the consummation of acquisitions, the Committee established targets ranging from $45 million to $91 million or higher. In order for an acquisition to have been counted toward reaching the target, it must have been projected to be accretive to our earnings in the second year after the acquisition. For certain qualifying development project starts, the Committee established targets ranging from $75 million to $121 million or higher.

For each of these three performance targets, the Committee established "threshold," "target," "superior" and "outperformance" bonus levels based on where the results fell within the established ranges. Depending on what bonus level was attained, the named executive officer received a bonus expressed as a multiple of his base salary. For example, if the "threshold" level for a performance target was reached, a named executive might receive a bonus of 30% of his base salary, while if the "outperformance" level was reached, the bonus might increase to 125% of his base salary. For Mr. John A. Kite, this range was 50% to 200% of base salary; for Mr. McGowan, the range was 40% to 175%; and for Mr. Sink, the range was 30% to 125%. In 2007, FFO was attained at the "target" level, the minimum threshold for acquisitions was not attained and development project starts were attained at the "threshold" level. These results for FFO, acquisitions and development project starts resulted in bonus awards for the named executive officers in the following amounts: Mr. John A. Kite, $289,800; Mr. McGowan, $194,880; and Mr. Sink, $129,780.

The Committee made their final approval of the 2007 bonuses in February 2008 and determined that 25% of Messrs. John A. Kite, McGowan and Sink's bonus would be paid in restricted shares that would vest ratably over three years from the date of issuance. The remaining 75% could be paid in cash, or in lieu of cash, the named executive officer could elect to have that amount paid in additional restricted shares that would vest over three years from the date of issuance. As an incentive to choose the additional restricted share grant instead of the cash bonus, the Committee decided to grant a discretionary restricted share bonus equal to 40% of any additional restricted shares issued to an executive officer at this election. This discretionary restricted share award vested ratably over five years from the date of issuance. Each named executive officer chose to have his 2007 bonus paid entirely in restricted shares. By way of example, Mr. John A. Kite earned a 2007 bonus of $289,800, 75% of which (or $217,350) he had the option to receive restricted shares in lieu of cash. Mr. Kite chose to receive the restricted shares, and therefore he received additional restricted shares with a value of $86,940 (40% *multiplied by* $217,350).

In the case of Alvin E. Kite, Jr., the Company's Chairman, the Committee approved a discretionary bonus in the amount of $150,000, all of which is payable in restricted shares that vest ratably over three years from the date of grant. This bonus was awarded as a result of, among other things, continued growth in FFO in 2007 and in recognition of Mr. Kite's role and responsibilities as Chairman of the Company. In light of the increase in Mr. Kite's salary for 2008, as described above, the Committee does not anticipate that Mr. Kite will receive a bonus with respect to 2008.

The table below sets forth the aggregate bonus paid to each named executive officer for 2007:

Name	Title	2007 Awards Related to Our Bonus Plan			
		2007 Performance Bonus	% of Base Salary	Discretionary Bonus	Total(1)
Alvin E. Kite, Jr.	Chairman of the Board	N/A	N/A	$150,000	$150,000
John A. Kite	President and Chief Executive Officer	$289,800	80%	$86,940	$376,740
Thomas K. McGowan	Senior Executive Vice President of Development and Chief Operating Officer	$194,880	64%	$58,464	$253,344
Daniel R. Sink	Executive Vice President and Chief Financial Officer	$129,780	52%	$38,934	$168,714

(1) Does not include additional share options that were issued to our named executive officers in March 2008 on a discretionary basis that were unrelated to the Bonus Plan. See "Grant of Share-Based Incentive Compensation Awards – 2007 Awards" below.

Grant of Share-Based Incentive Compensation Awards

Types of Awards and Grant Procedures

All share-based compensation awards are granted by the Committee. The grant date of such awards is established when the Committee approves the grant and all key terms have been determined. In some cases, the Committee may select a future date as the grant date, so that the effective date of the grant is after the release of an earnings announcement or other material news. For example, this year the Committee approved grants of restricted shares on February 5, 2008, but since the Company was scheduled to release earnings on February 7, 2008, the Committee set a grant date of February 12, 2008, so that the calculation of the number of restricted shares to be issued would reflect a fully-informed market price for our common shares. Consistent with its past practice, the Board established the pricing date for these restricted shares to be the closing market price of the Company's common stock on the NYSE on the date preceding the date of grant. The Committee may from time to time authorize the Chief Executive Officer to approve award grants to lower level employees. Any such grants are ratified by the Committee. The exercise price of the share options granted, as required by our 2004 Equity Incentive Plan, is equal to the closing market price of the our common shares on the NYSE on the date preceding the date of grant.

2007 Awards

As described in footnote 3 to the "Grants of Plan-Based Awards in 2007" table in "Compensation of Executive Officers and Trustees" below, in February 2007, the restricted share portion issued for 2006 performance was issued and the named executive officers received the following number of shares (such shares being equal to the amount earned by the executive officer divided by the closing price of our common stock on February 22, 2007): Mr. John Kite received 6,053 restricted shares; Mr. McGowan received 4,911 restricted shares; and Mr. Sink received 3,129 restricted shares. In addition, the Committee awarded each named executive officer restricted shares equal to 50% of the cash value of the 2006 bonus that was paid to him in the form of restricted shares. The cash amounts for the named executive officers translated into the following additional number of restricted shares: Mr. Alvin E. Kite, Jr. received 3,655 restricted shares; Mr. John A. Kite received 3,026 restricted shares; Mr. McGowan received 2,456 restricted shares; and Mr. Sink received 1,564 restricted shares.

In addition to the restricted shares that were issued to the named executive officers with respect to 2007 performance as part of the Bonus Plan, as described above in "Annual Incentive Awards and Discretionary Bonuses – Bonus Plan Performance Targets Award Formula," the Committee approved an additional long-term equity incentive compensation award to three of the named executive officers in March 2008. This particular award was made for the first time in 2008 at the discretion of the Committee and was made in recognition of the Company's 2007 performance. In particular, the Committee considered (i) the Company's growth in FFO per share in comparison to the Peer Group in 2007 (in which the Company performed at the mid-point of the Peer Group), and (ii) the total return on an investment in our common shares in 2007 as compared to the return on an investment in the NAREIT All Equity Index and the S&P 500 Index.

After considering these factors, the Committee awarded an aggregate long-term incentive award to each of Messrs. John A. Kite, McGowan and Sink equal to the amount of the bonus awarded to each such individual for 2007, or $289,800 to Mr. John A. Kite, $194,880 to Mr. McGowan and $129,780 to Mr. Sink. These awards were payable in restricted shares or share options, at the option of the recipient, with options being valued using a Black-Scholes valuation methodology. Each of the individuals elected to receive share options, and as a result Mr. Kite was awarded options to purchase 202,657 shares at an exercise price of $12.29 (the closing price on March 6, 2008, the day preceding the date of the grant), Mr. McGowan was awarded options to purchase 136,280 shares, and Mr. Sink was awarded options to purchase 90,755 shares. These options will vest ratably over five years.

Change of Control Benefits

Change of control provisions in our named executive officers' employment agreements allow an executive to terminate his employment agreement with us upon a change in control, triggering a payment and an acceleration of certain rights. For a description of the material terms and conditions of these agreements, see "Potential payments upon termination or change-in-control" below. The use of this mechanism reflects our desire that the named executive officers have the opportunity to fully recognize the value of their equity awards at the time of a change in control to the same extent as our shareholders. We also believe it can be an important retention incentive during what can often be an uncertain time for executives and provide such executives with additional monetary motivation to complete a transaction that our Board believes is in the best interests of our shareholders.

Other Compensation Plans and Personal Benefits

We maintain a defined contribution plan (the "401(k) Plan"). All of our full-time employees are eligible to participate in the 401(k) Plan and are permitted to contribute up to the maximum percentage allowable without exceeding the limits of Internal Revenue Code. All amounts deferred by a participant under the 401(k) Plan's salary reduction feature vest immediately in the participant's account while contributions we may make vest over a period of up to five years in the participant's account. We may make "matching contributions" equal to a discretionary percentage of up to three percent of a participant's salary. During 2007, we made "matching contributions" totaling $25,245 to the named executive officers.

We periodically provide certain benefits to our executive officers that we feel are important to attract and retain talented executives. These benefits included the following in 2007: payments related to health care and life insurance premiums, and an automobile allowance. These benefits provided to our named executive officers in 2007 are described in the Summary Compensation Table, below. We do not offer defined benefit pension or supplemental executive retirement plans to any of our employees.

Tax Limits on Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, prohibits publicly traded companies from taking a tax deduction for compensation in excess of $1 million, paid to the chief executive officer or any of its three other most highly compensated executive officers (excluding the chief financial officer) for any fiscal year, who are referred to as "covered employees" under Section 162(m). Certain "performance-based compensation" is excluded from this $1 million cap. The Company believes, however, that because of the structure of the Company and its affiliates, it does not have "covered employees" whose compensation is subject to the $1 million deduction limit under Section 162(m). Since the Company qualifies as a REIT under the Internal Revenue Code and is generally not subject to Federal income taxes, if compensation were required to (but did not) qualify for deduction under Section 162(m), the payment of compensation that fails to satisfy the requirements of Section 162(m) would not have a material adverse consequence to the Company, provided the Company continues to distribute 100% of its taxable income. A larger portion of shareholder distributions may be subject to federal income tax expense as dividend income rather than return of capital, and any such compensation allocated to the Company's taxable REIT subsidiaries whose income is subject to federal income tax would result in an increase in income taxes due to the inability to deduct such compensation. Although the Company will be mindful of the limits imposed by Section 162(m), even if it is determined that Section 162(m) applies or may apply to certain compensation packages, the Company nevertheless reserves the right to structure the compensation packages and awards in a manner that may exceed the limitation on deduction imposed by Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company's Board of Trustees has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Respectfully submitted,

The Compensation Committee of the Board of Trustees

WILLIAM E. BINDLEY *(Chairman)*
EUGENE GOLUB
MICHAEL L. SMITH

The Compensation Committee Report does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board of Trustees are William E. Bindley, Eugene Golub and Michael L. Smith, each of whom is an independent trustee. None of these trustees, nor any of our executive officers, serves as a member of the governing body or compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee or our Board of Trustees.

COMPENSATION OF EXECUTIVE OFFICERS AND TRUSTEES

The following tables contain certain compensation information for our named executive officers. Named executive officers consist of anyone who served as our Chief Executive Officer or Chief Financial Officer during the fiscal year, and our other only two executive officers who earned at least $100,000 in total compensation during 2007.

Summary Compensation Table

The following table sets forth a summary of all compensation earned, awarded or paid in the fiscal year ended December 31, 2007 and December 31, 2006 to the named executive officers.

Name and Principal Position	Year	Salary (1)	Stock Awards (2)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	All Other Compensation (4)	Total
Alvin E. Kite, Jr., Chairman	2007	$ 150,000	$ 98,750	$ 30,000	$ —	$ 18,013	$ 296,763
	2006	$ 150,000	$ 27,500	$ 30,000	$ —	$ 16,348	$ 223,848
John A. Kite, President and Chief Executive Officer	2007	$ 358,125	$ 89,425	$ 40,000	$ —	$ 25,935 (5)	$ 513,485
	2006	$ 340,000	$ 29,792	$ 40,000	$ 124,200	$ 15,829	$ 549,821
Thomas K. McGowan, Senior Executive Vice President of Development and Chief Operating Officer	2007	$ 300,875	$ 73,689	$ 30,000	$ —	$ 27,683 (5)	$ 432,247
	2006	$ 286,250	$ 25,208	$ 30,000	$ 100,775	$ 24,629 (5)	$ 466,862
Daniel R. Sink, Executive Vice President and Chief Financial Officer	2007	$ 249,000	$ 45,267	$ 20,000	$ —	$ 27,580 (5)	$ 341,847
	2006	$ 232,500	$ 15,278	$ 20,000	$ 64,200	$ 24,461 (5)	$ 356,439

(1) "Salary" column represents total salary earned in fiscal years ended December 31, 2007 and December 31, 2006. All named executive officers except Mr. Alvin A. Kite, Jr. received a salary increase effective April 1, 2007.

(2) The amounts in "Stock Awards" and "Option Awards" columns reflect the dollar amount recognized by us for financial statement reporting purposes for the fiscal years ended December 31, 2007 and December 31, 2006, in accordance with SFAS 123(R), of equity awards issued pursuant to our Equity Incentive Plan, disregarding any estimates based on forfeitures relating to service-based vesting conditions (for each year, to the extent that the compensation cost of the awards granted was recognized in our consolidated financial statements contained in our Form 10-K for the relevant year). Assumptions used in the calculation of these amounts are included in Footnote 3 to the Company's audited financial statements for the fiscal year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008.

(3) The amounts in "Non-Equity Incentive Plan Compensation" column reflect the annual cash incentive awards paid to our named executive officers under our Bonus Plan in 2006 (representing 50% of the total award made to each named executive officers in 2006; the remaining 50% was settled in the form of restricted shares in February 2007). We did not pay any of our named executive officers annual cash incentive awards for 2007 because all awards under the Bonus Plan in 2007 were paid in the form of restricted shares. For information related to these awards in 2007, see "Compensation Discussion and Analysis" above.

(4) The amount shown in "All Other Compensation" column reflects for each named executive officer:

- the automobile allowance that we incurred for each named executive officer;
- the value of premiums paid pursuant to health insurance benefits provided by the Company; and
- the value of premiums paid pursuant to life insurance benefits provided by the Company.

The amount attributable to each such perquisite or benefit for each named executive officer does not exceed the greater of $25,000 or 10% of the total amount of perquisites or benefits received by such named executive officer.

(5) For Messrs. John A. Kite, McGowan and Sink, this amount also includes matching contributions allocated by the Company pursuant to the 401(k) Plan.

Grant of Plan-Based Awards in 2007

The following table sets forth information concerning the grants of plan-based awards made to each named executive officer in the fiscal year ended December 31, 2007.

Name and Principal Position	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards (1) (2) Threshold ($)	Target ($)	Superior ($)	Out-Performance ($)	All Other Stock Awards: Amount of Bonus Granted in Shares of Stock ($)	Full Grant Date Fair Value of Stock and Option Awards
Alvin E. Kite, Jr., Chairman	N/A	N/A	N/A	N/A	N/A		
	2/23/2007					10,965(3)	$ 225,000
John A. Kite, President and Chief Executive Officer		$ 181,125	$ 362,250	$ 543,335	$ 724,500		
	2/23/2007					9,079(3)	$ 186,300
Thomas K. McGowan, Senior Executive Vice President of Development and Chief Operating Officer		$ 121,800	$ 243,600	$ 365,400	$ 532,875		
	2/23/2007					7,367(3)	$ 151,163
Daniel R. Sink, Executive Vice President and Chief Financial Officer		$ 75,600	$ 163,800	$ 252,000	$ 315,000		
	2/23/2007					4,693(3)	$ 96,300

(1) The amounts shown in the table reflect the "Threshold", "Target", "Superior" and "Out-performance" amount of compensation that could be earned by our named executive officers pursuant to our Bonus Plan. While these measures are denominated in dollars under our Bonus Plan, awards were payable in restricted shares in 2007. See footnote 2 regarding the number of restricted shares that the cash amounts translated to in 2007. For additional terms of our Bonus Plan, including an explanation of the "Threshold", "Target", "Superior" and "Out-performance" measures, see "Compensation Discussion and Analysis" above.

(2) The "Threshold", "Target", "Superior" and "Out-performance" payout amounts for 2007 performance were established in early 2007 by the Compensation Committee. The 2007 awards under the Bonus Plan paid to Messrs. John A. Kite, McGowan and Sink were settled entirely in restricted shares. These restricted shares were issued to the named executive officers on February 12, 2008 after final approval by the Compensation Committee in the following amounts (such shares being equal to the amount cash earned by each named executive officer under our Bonus Plan divided by the closing price of our common stock on February 11, 2008): Mr. John A. Kite received 22,729 restricted shares; Mr. McGowan received 15,285 restricted shares; and Mr. Sink received 10,179 restricted shares. These restricted shares vest ratably over a three-year period from the grant date. In addition, because we treat restricted shares in the same manner as our common shares, dividends are paid on restricted shares at the same rate as dividends paid on all other outstanding common shares.

(3) The restricted share portion issued for 2006 performance was issued on February 23, 2007 and the named executive officers received the following number of shares (such shares being equal to the amount earned by the executive officer divided by the closing price of our common stock on February 22, 2007): Mr. John Kite received 6,053 restricted shares; Mr. McGowan received 4,911 restricted shares; and Mr. Sink received 3,129 restricted shares. In addition, the Compensation Committee in 2007 approved a discretionary compensation grant of restricted shares to each of our named executive officers. The amount of the grant for each named executive officer was equal to 50% of the cash value of the 2006 bonus that was paid to him in the form of restricted shares. In the case of Mr. Alvin E. Kite, Jr., who received $150,000 of restricted shares for his 2006 bonus (equal to 100% of his 2006 bonus), the Compensation Committee approved an additional grant of $75,000 of restricted shares. In the case of Messrs. John A. Kite, McGowan and Sink, this additional grant of restricted shares was equal to 25% of their 2006 bonus (since 50% of their 2006 bonuses were paid in restricted shares). Thus, in February 2007, Messrs. John A. Kite, McGowan and Sink received additional grants of restricted stock with a value of $62,100, $50,388 and $32,100, all of which vest ratably over three years from the date of grant. These cash amounts for the named executive officers translated into the following additional number of restricted shares (such shares being equal to the dollar amount earned by the specific named executive officer divided by the closing price of our common stock on February 22, 2007): Mr. Alvin E. Kite, Jr. received 3,655 restricted shares; Mr. John A. Kite received 3,026 restricted shares; Mr. McGowan received 2,456 restricted shares; and Mr. Sink received 1,564 restricted shares. All of these restricted shares vest ratably over three years from the grant date.

Additional information related to Summary Compensation Table and Grant of Plan Based-Awards Table

Employment Agreements

As described below under "Potential payments upon termination or change-in-control", we have entered into employment agreements with each of our named executive officers. Pursuant to their agreements, Messrs. Alvin E. Kite, Jr., John A. Kite, McGowan, and Sink have agreed to serve, respectively, as (a) chairman of our Board of Trustees, (b) our president and chief executive officer, (c) our senior executive vice president of development and chief operating officer, and (d) our executive vice president and chief financial officer. The terms of each of these agreements, which were due to end December 31, 2007, include automatic one-year renewals unless either we or the officer elected not to renew the agreement. Each of these agreements was automatically renewed through December 31, 2008.

Under the agreements, the named executive officers are entitled to receive a minimum base salary, subject in each case to annual increases in the sole discretion of our Board of Trustees or a committee thereof. The provisions of the employment agreement do not permit the executive's base salary to be reduced by us during the term of the agreement. Thus, each named executive officer's prior year's salary effectively serves as a minimum requirement for the named executive officer's salary for the ensuing year. Each named executive officer also is eligible to participate in our Bonus Plan, the terms of which are established by the Compensation Committee. The threshold, target, superior and out-performance payout amounts under the Bonus Plan related to 2007 performance were established by the Compensation Committee in early 2007. Messrs. Alvin E. Kite, Jr., John A. Kite, McGowan and Sink received the entire amount of their 2007 bonus in the form of restricted shares.

In addition, in accordance with their respective employment agreement, each named executive officer participates in any group life, hospitalization, disability, health, pension, profit sharing and other benefit plans we have adopted or adopt in the future. Each named executive officer also receives an annual automobile allowance of $9,000.

Bonus Plan and Equity Awards

Please refer to "Compensation Discussion and Analysis", the "Summary Compensation Table" and the "Grants of Plan Based Awards in 2007", including the footnotes to such tables, for a discussion of the material features of our Bonus Plan and equity grants.

Outstanding Equity Awards at Fiscal Year-End December 31, 2007

The following table sets forth the outstanding equity awards for each named executive officer as of December 31, 2007.

	Option Awards (1)				Stock Awards (2)			
Name and Principal Position	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested
Alvin E. Kite, Jr., Chairman...............	100,000	50,000	$ 13.00	8/16/2014	14,718	$ 224,744	N/A	N/A
John A. Kite, President and Chief Executive Officer...	133,333	66,667	$ 13.00	8/16/2014	13,144	$ 200,709	N/A	N/A
Thomas K. McGowan, Senior Executive Vice President of Development and Chief Operating Officer....................	100,000	50,000	$ 13.00	8/16/2014	10,806	$ 165,008	N/A	N/A
Daniel R. Sink, Executive Vice President and Chief Financial Officer....	66,667	33,333	$ 13.00	8/16/2014	6,778	$ 103,500	N/A	N/A

(1) Option awards vest over five years and expire ten years from the grant date. 20% of the options vested on the one-year anniversary of the grant date (August 16, 2005) and the remaining options vest ratably over the next 48 months.

(2) Represents restricted share awards granted prior to January 1, 2008, all of which vest ratably over three years beginning on the first anniversary date of the grant and are not subject to any performance criteria.

(3) Based on the closing share price on December 31, 2007 of $15.27.

Stock Vested in 2007

The following table sets forth the amounts and value of stock vested for each named executive officer as of December 31, 2007.

	Stock Awards (1)	
Name and Principal Position	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Alvin E. Kite, Jr., Chairman	1,876	$ 38,965
John A. Kite, President and Chief Executive Officer	2,033	$ 42,225
Thomas K. McGowan, Senior Executive Vice President of Development and Chief Operating Officer	1,720	$ 35,724
Daniel R. Sink, Executive Vice President and Chief Financial Officer	1,042	$ 21,642

(1) On February 9, 2006, the named executive officers received the following amount of restricted shares: Alvin E. Kite, Jr. received 5,629 restricted shares, John A. Kite received 6,098 restricted shares, Thomas K. McGowan received 5,159 shares, and Daniel R. Sink received 3,127 shares. These restricted shares vest ratably over 3 years beginning on the first anniversary of the grant date.

(2) Value realized on vesting was determined using the closing price of our common shares on February 9, 2007 ($20.77), the date that the restricted shares vested.

Potential payments upon termination or change-in-control

Various Termination Events

The following discussion summarizes the amounts that we may be required to pay our named executive officers in connection with the following termination events: (i) death or disability of the named executive officer; (ii) termination by us without "cause" or by the executive for "good reason" (which such definitions include a "change in control" of the Company); (iii) in the case of Mr. Alvin E. Kite, Jr. only, his retirement; and (iv) the non-renewal of a named executive officer's employment agreement. The potential payments to our named executive officers will vary depending on which one of these termination events occur.

Death or Disability; Retirement of Mr. Alvin E. Kite, Jr.

In the event any named executive officer's employment agreement is terminated for disability or death (and, in the case of Mr. Alvin E. Kite, Jr. only, if he retires), he or the beneficiaries of his estate (as applicable) will receive (i) any accrued and unpaid salary; (ii) any earned but unpaid bonus for the prior year; (iii) a pro rated bonus for the year of termination (equal to the target bonus for that year); and (iv) all unvested equity awards shall immediately vest and become fully exercisable.

Termination by us for "Cause" or by the named executive officer without "Good Reason"

If we terminate any named executive officer's employment agreement for "cause" or an executive (other than Mr. Alvin E. Kite, Jr.) terminates his employment agreement without "good reason," the executive will only receive (i) any accrued and unpaid salary; (ii) any earned but unpaid bonus for the prior year; and (iii) any unpaid bonus earned as of the date of termination for the year of termination.

Termination by us without "Cause" or by the named executive officer for "Good Reason"

If we terminate any named executive officer's employment agreement without "cause" or an executive terminates his employment agreement for "good reason," the executive will have the right to receive (i) any accrued and unpaid salary; (ii) any earned but unpaid bonus for the prior year; (iii) a pro rated bonus for the year of termination (equal to the target bonus for that year), (iv) continued medical benefits for one year; (v) a cash payment equal to three times (two times with respect to Mr. Sink) the sum of his annual salary as of the date of the termination event and the average bonus earned for the prior three calendar years (prior two calendar years with respect to Mr. Sink); (vi) all unvested equity awards shall immediately vest and become fully exercisable; and (vii) in the case of a change in control only, a payment in an amount sufficient to make him whole for any excise tax imposed on payments made contingent on a change in control under Section 4999 of the Internal Revenue Code.

Each of the employment agreements defines "cause" as an executive's (i) conviction for a felony; (ii) commission of an act of fraud, theft or dishonesty related to his duties; (iii) willful and continuing failure or habitual neglect to perform his duties; (iv) material violation of confidentiality covenants or non-competition agreement; or (v) willful and continuing breach of the employment agreement.

Each of the employment agreements defines "good reason" as (i) a change in control of our Company; (ii) a material reduction in the executive's authority, duties and responsibilities or the assignment to him of duties inconsistent with his position; (iii) a reduction in the executive's annual salary that is not in connection with a reduction of compensation applicable to senior management employees; (iv) our failure to obtain a reasonably satisfactory agreement from any successor to our business to assume and perform the employment agreement; (v) our material and willful breach of the employment agreement; or (vi) our requirement that the executive's work location be moved more than 50 miles from our principal place of business in Indianapolis, Indiana.

Each of the employment agreements defines "change in control" generally as (i) the dissolution or liquidation of our Company; (ii) the merger, consolidation, or reorganization of our Company in which we are not the surviving entity or immediately following which the persons or entities who were owners of voting securities of us immediately prior to the transaction do own more than 50% of the voting securities of the surviving entity immediately thereafter; (iii) a sale of all or substantially all of our assets; (iv) any transaction that results in any person or entity or "group" (other than persons who are our shareholders or affiliates immediately prior to the transaction) owning 30% or more of the combined voting power of our stock; or (v) individuals who, as of the date of the employment agreement, constitute our incumbent board of directors cease to constitute at least a majority of the our board.

Non-renewal of Employment Agreement

If we elect not to renew any named executive officer's employment agreement, the executive will receive from us (i) a cash payment equal to one times the sum of his annual salary as of the date of expiration of the employment agreement and (ii) the average bonus earned for the prior three calendar years (prior two calendar years with respect to Mr. Sink).

Quantification of Benefits under the Termination Events

The tables below set forth the amount that we would be required to pay each of the named executive officers under the termination events described above.

Alvin E. Kite, Jr.:

Executive Benefits and Payments Upon Separation	Without Cause or For Good Reason Termination (Change-in-Control) on 12/31/2007	For Cause or Without Good Reason Termination on 12/31/2007	Death, Disability, or Retirement on 12/31/2007	Non-Renewal of Employment Agreement
Non-Equity Incentive Plan Payment Earned in 2007	$ —	$ —	$ —	$ —
Accelerated Vesting of Non-Vested Equity Awards	338,244 (1)	—	338,244 (1)	—
Medical Benefits	13,339	—	—	—
Cash Severance	954,986 (2)	—	—	280,000
Total	$ 1,306,569	$ —	$ 338,244	$ 280,000

(1) Amount calculated as the sum of: (a) the number of shares of stock that have not vested (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table) multiplied by our closing stock price of $15.27 on December 31, 2007 and (b) the number of securities underlying unexercised options that are unexercisable (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table) multiplied by the difference between the option exercise price of $13 and our closing stock price on December 31, 2007.

(2) Amount includes any excise tax amount that we would be required to pay the individual upon a change-in-control under Section 4999 of the Internal Revenue Code.

John A. Kite:

Executive Benefits and Payments Upon Separation	Without Cause or For Good Reason Termination (Change-in-Control) on 12/31/2007	For Cause or Without Good Reason Termination on 12/31/2007	Death or Disability on 12/31/2007	Non-Renewal of Employment Agreement
Non-Equity Incentive Plan Payment Earned in 2007	$ 362,250 (1)	$ 362,250 (1)	$ 362,250 (1)	$ —
Accelerated Vesting of Non-Vested Equity Awards	352,043 (2)	—	352,043 (2)	—
Medical Benefits	13,339	—	—	—
Cash Severance	2,237,568 (3)	—	—	606,650
Total	$ 2,965,200	$ 362,250	$ 714,293	$ 606,650

(1) The named executive officer would receive earned but unpaid salary and bonus. Represents bonus based on the executive officer's target bonus for 2007.

(2) Amount calculated as the sum of: (a) the number of shares of stock that have not vested (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table) multiplied by our closing stock price of $15.27 on December 31, 2007 and (b) the number of securities underlying unexercised options that are unexercisable (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table) multiplied by the difference between the option exercise price of $13 and our closing stock price on December 31, 2007.

(3) Amount includes any excise tax amount that we would be required to pay the individual upon a change-in-control under Section 4999 of the Internal Revenue Code.

Thomas K. McGowan:

Executive Benefits and Payments Upon Separation	Without Cause or For Good Reason Termination (Change-in-Control) on 12/31/2007	For Cause or Without Good Reason Termination on 12/31/2007	Death or Disability on 12/31/2007	Non-Renewal of Employment Agreement
Non-Equity Incentive Plan Payment earned in 2007	$ 243,600 (1)	$ 243,600 (1)	$ 243,600 (1)	$ —
Accelerated Vesting of Non-Vested Equity Awards	278,508 (2)	—	278,508 (2)	—
Medical Benefits	13,339	—	—	—
Cash Severance	1,806,509 (3)	—	—	491,643
Total	$ 2,341,956	$ 243,600	$ 522,108	$ 491,643

(1) The named executive officer would receive earned but unpaid salary and bonus. Represents bonus based on the executive officer's target bonus for 2007.

(2) Amount calculated as the sum of: (a) the number of shares of stock that have not vested (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table) multiplied by the closing stock price of $15.27 on December 31, 2007 and (b) the number of securities underlying unexercised options that are unexercisable (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table) multiplied by the difference between the option exercise price of $13 and the closing stock price on December 31, 2007.

(3) Amount includes any excise tax amount that we would be required to pay the individual upon a change-in-control under Section 4999 of the Internal Revenue Code.

Daniel R. Sink:

Executive Benefits and Payments Upon Separation	Without Cause or For Good Reason Termination (Change-in-Control) on 12/31/2007	For Cause or Without Good Reason Termination on 12/31/2007	Death or Disability on 12/31/2007	Non-Renewal of Employment Agreement
Non-Equity Incentive Plan Payment earned in 2007	$ 163,800 (1)	$ 163,800 (1)	$ 163,800 (1)	$ —
Accelerated Vesting of Non-Vested Equity Awards	179,166 (2)	—	179,166 (2)	—
Medical Benefits	13,339	—	—	—
Cash Severance	1,058,832 (3)	—	—	381,090
Total	$ 1,415,137	$ 163,800	$ 342,966	$ 381,090

(1) The named executive officer would receive earned but unpaid salary and bonus. Represents bonus based on the executive officer's target bonus for 2007.

(2) Amount calculated as the sum of: (a) the number of shares of stock that have not vested (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table) multiplied by the closing stock price of $15.27 on December 31, 2007 and (b) the number of securities underlying unexercised options that are unexercisable (from the Outstanding Equity Awards at Fiscal Year-End December 31, 2007 Table)

multiplied by the difference between the option exercise price of $13 and the closing stock price on December 31, 2007.

(3) Amount includes any excise tax amount that we would be required to pay the individual upon a change-in-control under Section 4999 of the Internal Revenue Code.

Non-Competition Agreement

In addition to the employment agreements, each of the named executive officers have entered into noncompetition agreements with us. With respect to Messrs. Alvin E. Kite, Jr., John A. Kite and McGowan, the noncompetition agreements contain covenants not to compete for a period that is the longer of either (i) the three-year period beginning August 14, 2004 or (ii) the period of the executive's employment plus an additional one-year period. With respect to Mr. Sink, the noncompetition agreement covers the period of his employment plus an additional one-year period. The noncompetition agreements also contain a nonsolicitation covenant that applies to employees and independent contractors. With respect to Messrs. Alvin Kite, John Kite and McGowan, the nonsolicitation covenant lasts for a period that is the longer of either (i) the three-year period beginning August 14, 2004 or the period of the executive's employment plus an additional two-year period. With respect to Mr. Sink, the nonsolicitation covenant lasts for a period of his employment plus an additional two-year period.

Trustee Compensation

The members of our Board of Trustees who are also our employees do not receive any additional compensation for their services on the Board. We pay our non-employee trustees $1,000 per board or committee meeting and we reimburse them for their reasonable business expenses incurred in connection with their attendance at board meetings. Non-employee trustees receive a $25,000 annual retainer and non-employee trustee committee chairs are paid an additional annual retainer ranging from $5,000 to $10,000. Our lead independent trustee also receives a $10,000 annual retainer. In addition, each of these trustees received, upon initial election to our board, 3,000 restricted shares that vest one year from the date of grant, and receive annually each year after their initial election, restricted shares with a value of $15,000.

From May 2005 through June 2006, one-half of the $25,000 annual retainer was paid in cash and one-half was paid through the issuance of our common shares under our 2004 Equity Incentive Plan. In June 2006, the Board of Trustees adopted the Trustee Deferred Compensation Plan (the "Trustee Plan"), which provides a deferred compensation arrangement for non-employee trustees of the Company. Under the Trustee Plan, each non-employee trustee may elect to defer eligible fee and retainer compensation until such time as the trustee's participation on the Board of Trustees is terminated. Compensation which is deferred vests immediately and is credited as a number of deferred share units ("share units") to an individual account for each trustee. A share unit represents an unfunded right to receive one of the Company's common shares at a future date. Share units are credited with dividend equivalents to the extent dividends are paid on the Company's common shares.

Mr. Eugene Golub and Mr. Michael Smith were the only non-employee trustees who elected to receive share units. During 2007, we credited Mr. Golub's and Mr. Smith's accounts with 2,895 and 1,716 share units, respectively.

In order to ensure that all non-management trustees hold meaningful equity ownership positions in the Company, our Board of Trustees has established guidelines for non-management trustees regarding ownership of our common shares. According to these guidelines, each non-management trustee should own common shares with a value equal to approximately four times the annual retainer paid to trustees and should achieve this share ownership level within five years after being appointed to the Board (or by February 10, 2010 in the case of persons who were trustees on the date the guidelines were adopted).

The following table provides information on the compensation of our trustees for the fiscal year ended December 31, 2007. Mr. Alvin E. Kite, Jr. and Mr. John A. Kite received no separate compensation for their services as trustees of the Company.

Name	Fees Earned or Paid in Cash		Stock Awards (1)		Total	
William E. Bindley	$	43,024	$	37,226 (2)	$	80,250
Dr. Richard A. Cosier	$	26,524	$	37,226 (2)	$	63,750
Eugene Golub	$	100	$	57,650 (3)	$	57,750
Gerald L. Moss	$	31,524	$	37,226 (2)	$	67,750
Michael L. Smith	$	36,524	$	37,226 (2)	$	73,750

(1) The amounts in "Stock Awards" column reflect the dollar amount recognized by us for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123(R), of these equity awards granted pursuant to the Equity Incentive Plan, disregarding any estimates based on forfeitures to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in Footnote 3 to the Company's audited financial statements for the fiscal year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008.

(2) The grant date fair value for stock awards granted in fiscal year 2007 calculated in accordance with SFAS 123(R) was $27,475.

(3) The grant date fair value for stock awards granted in fiscal year 2007 calculated in accordance with SFAS 123(R) was $47,900.

Outstanding Trustee Equity Awards at Fiscal Year-End December 31, 2007

The following table provides information on the aggregate number of stock awards outstanding as of the fiscal year ended December 31, 2007 for each of the trustees included in the Trustee Compensation Table set forth above.

Name	Restricted Share Awards Vested during 2007 (#)	Unvested Restricted Share Awards Outstanding as of December 31, 2007 (#)	Total
William E. Bindley	1,748	1,691	3,439
Dr. Richard A. Cosier	1,748	1,691	3,439
Eugene Golub(1)	750	750	1,500
Gerald L. Moss	1,748	1,691	3,439
Michael L. Smith(1)	750	750	1,500

(1) As discussed above under "Trustee Compensation," each trustee receives an annual restricted share grant with a value of $15,000. Mr. Eugene Golub and Mr. Michael Smith were the only non-employee trustees who elected to receive their annual grant in share units. During 2007 and 2006, in lieu of restricted shares, we credited both Mr. Golub's and Mr. Smith's deferred share unit accounts with 941 and 998 share units, respectively. As described above, deferred share units are not subject to vesting and therefore are not included in the table above.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about our common shares that may be issued under all of our existing equity compensation plans as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by shareholders	961,993	13.79	886,813
Equity compensation plans not approved by shareholders	—	N/A	—
Total	961,993	13.79	886,813

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is currently composed of Messrs. Smith, Cosier and Moss. The members of the Audit Committee are appointed by and serve at the discretion of the Board of Trustees.

One of the principal purposes of the Audit Committee is to assist the Board of Trustees in the oversight of the integrity of the Company's financial statements. The Company's management team has the primary responsibility for the financial statements and the reporting process, including the system of internal controls and disclosure controls and procedures. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2007 with our management.

The Audit Committee also is responsible for assisting the Board of Trustees in the oversight of the qualification, independence and performance of the Company's independent auditors. The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and those matters required to be discussed by Statement on Auditing Standards No. 61.

The Audit Committee has received both the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board, Standard No. 1, and has discussed with Ernst & Young LLP the independence of Ernst & Young LLP from management and the Company. In addition, the Audit Committee has considered whether the provision of non-audit services, and the fees charged for such non-audit services, by Ernst & Young LLP are compatible with maintaining the independence of Ernst & Young LLP from management and the Company.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Trustees that our audited financial statements for 2007 be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

Respectfully submitted,

The Audit Committee of the Board of Trustees

MICHAEL L. SMITH *(Chairman)*
DR. RICHARD A. COSIER
GERALD L. MOSS

The Audit Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common shares and units of limited partnership interest of Kite Realty Group, L.P., which we refer to as the operating partnership, as of the record date by (a) each of our trustees, (b) each of our named executive officers, (c) all of our trustees and executive officers as a group, and (d) each person known to us to be the beneficial owner of more than five percent of our common shares. Operating partnership units are redeemable for an equal number of our common shares or cash, at our election, beginning one year after the date of issuance. Unless otherwise indicated, all shares and operating partnership units are owned directly and the indicated person has sole voting and dispositive power. The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or dispositive power. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

Unless otherwise indicated, the address of each person listed below is c/o Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204.

Name and Principal Position	Number of Shares and Units Beneficially Owned	% of All Shares (1)	% of All Shares and Units (2)
Alvin E. Kite, Jr. (3)	4,505,034	13.75%	12.00%
John A. Kite (4)	3,233,898	10.15%	8.61%
Thomas K. McGowan (5)	1,632,498	5.33%	4.35%
Daniel R. Sink (6)	157,990	*	*
William E. Bindley	59,357	*	*
Eugene Golub (7)	39,260	*	*
Michael L. Smith	18,148	*	*
Gerald L. Moss	18,057	*	*
Dr. Richard A. Cosier	5,696	*	*
All trustees and executive officers as a group (9 persons) (8)	8,869,938	24.35%	23.51%
More than Five Percent Beneficial Owners			
ABN-AMRO Asset Management, Inc.(9)	2,846,237	9.79%	7.61%
Heitman Real Estate Securities, LLC (10)	2,684,539	9.23%	7.18%
Columbia Wanger Asset Management, L.P.(11)	2,404,300	8.27%	6.43%
T. Rowe Price Associates, Inc. (12)	2,194,800	7.55%	5.87%
The Vanguard Group, Inc. (13)	1,888,200	6.49%	5.05%

* Less than 1%

(1) The total number of shares deemed outstanding and used in calculating this percentage for the named person(s) is the sum of (a) 29,076,441 common shares outstanding as of March 20, 2008, (b) the number of common shares that are issuable to such person(s) upon exercise of options that are exercisable within 60 days of March 20, 2008, and (c) the number of common shares issuable to such person(s) upon redemption of limited partnership units owned by such person(s).

(2) The total number of shares and units deemed outstanding and used in calculating this percentage for the named person(s) is the sum of (a) 29,076,441 common shares outstanding as of March 20, 2008, (b) 8,338,248 limited partnership units outstanding as of March 20, 2008 (other than such units held by us), (c) the number of common shares that are issuable to such person(s) upon exercise of options that are exercisable within 60 days of March 20, 2008, and (d) the number of common shares issuable to such person(s) upon redemption of limited partnership units owned by such person(s).

(3) Includes 746,125 common shares (20,951 of which are restricted subject to time vesting) and 2,210,489 limited partnership units owned directly by Alvin E. Kite, Jr., 72,845 common shares owned by Alvin E. Kite, Jr.'s spouse,112,500 common shares which Alvin E. Kite, Jr. has the right to acquire upon exercise of common share options, 192,307 limited partnership units held by an irrevocable trust for the benefit of Alvin E. Kite, Jr.'s son, 70,768 limited partnership units held by a grantor retained annuity trust, 200,000 limited partnership units held by

a grantor retained annuity trust, 100,000 limited partnership units held by a grantor retained annuity trust, and 800,000 limited partnership units held jointly with John A. Kite through a limited liability company.

(4) Includes 430,003 common shares (37,632 of which are restricted subject to time vesting) and 1,543,895 limited partnership units owned directly by John A. Kite, 10,000 common shares owned by John A. Kite's spouse, 150,000 common shares which John A. Kite has the right to acquire upon exercise of common share options, 200,000 limited partnership units held by a grantor retained annuity trust, 100,000 limited partnership units held by a grantor retained annuity trust, and 800,000 limited partnership units held jointly with Alvin E. Kite, Jr. through a limited liability company.

(5) Includes 96,980 common shares (26,501 of which are restricted subject to time vesting) and 1,276,218 limited partnership units owned directly by Thomas K. McGowan, 5,000 common shares owned by Thomas K. McGowan's spouse, 112,500 common shares which Thomas K. McGowan has the right to acquire upon exercise of common share options, and 141,800 limited partnership units held by a grantor retained annuity trust.

(6) Includes 21,452common shares (17,403 of which are restricted subject to time vesting) and 61,538 limited partnership units owned directly and 75,000 common shares which Daniel R. Sink has the right to acquire upon exercise of common share options.

(7) Includes 28,900 common shares owned through a trust.

(8) The 800,000 limited partnership units held jointly by Alvin E. Kite, Jr. and John A. Kite through a limited liability company (see footnotes 3 and 4) were only counted once for purposes of calculating total amount of shares and units beneficially amount of shares owned by our trustees and executive officers.

(9) Based on information provided in Schedule 13G filed on March 3, 2008, ABN-AMRO Asset Management, Inc has sole voting power with respect to 2,647,716 shares and sole dispositive power with respect to 2,846,237 shares.

(10) Based on information provided in Schedule 13G filed on February 12, 2008, Heitman Real Estate Securities, LLC has sole voting power with respect to 828,955 shares and voting power with respect to 2,684,539 shares and sole dispositive power with respect to the entire number of these shares. Heitman Real Estate Securities LLC serves as sub-investment adviser to certain investment companies and separate account clients, all of whom have given dispositive power to Heitman Real Estate Securities LLC the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, these 2,684,539 shares. The address to Heitman Real Estate Securities, LLC is 191 North Wacker Drive, Suite 2500, Chicago, Illinois 60606.

(11) Based on information provided in Schedule 13G filed on January 28, 2008, Columbia Wanger Asset Management, L.P. has sole voting power with respect to 2,149,300 shares and shared voting power with respect to 255,000 shares and sole dispositive power with respect to the entire number of these shares. The shares reported in the Schedule 13G include the shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, L.P. The address of Columbia Wanger Asset Management, L.P. is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606.

(12) Based on information provided in a Schedule 13G filed on February 13, 2008, T. Rowe Price Associates, Inc. has sole voting power with respect to 199,200 shares and sole dispositive power with respect to 2,194,800 shares. T. Rowe Price Associates, Inc. serves as the investment advisor of various registered investment companies and investment advisory clients, including T. Rowe Price Small-Cap Value Fund, Inc. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates, Inc. reported that it is deemed to be a beneficial owner of these securities; however, T. Rowe Price Associates, Inc. expressly disclaimed that it is, in fact, the beneficial owner of such securities. The address of T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(13) Based on information provided by The Vanguard Group, Inc. in a Schedule 13G filed with the SEC on February 13, 2008. The Vanguard Group, Inc. has sole voting power with respect to 26,361 shares and shared voting power with respect to 1,888,200 shares and sole dispositive power with respect to the entire number of these shares. The address of The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transaction Policy

The Company has adopted a written related person transaction approval policy to further the goal of ensuring that any related person transaction is properly reviewed, and if necessary approved, first by the Governance Committee, and if appropriate, a majority of the disinterested trustees of the Board of Trustees. The policy applies to transactions or arrangements between the Company and any related person, including trustees, trustee nominees, executive officers, greater than 5% shareholders and the immediate family members of each of these groups. They do not, however, apply with respect to general conflicts between the interests of the Company and our employees, officers and trustees, including issues relating to engaging in a competing business and performing outside or additional work, which are reported and handled in accordance with the Company's Code of Business Conduct and Ethics and other procedures and guidelines implemented by the Company from time to time.

Under the policy, the trustees and executive officers of the Company are responsible for identifying and reporting to the chief financial officer any proposed transaction with a related person. Upon notification, the chief financial officer begins collecting information regarding the transaction and notifies the Governance Committee Chairperson of such transaction. The Chairperson of the Governance Committee determines whether the proposed transaction is required to be, or otherwise should be, reviewed by the Governance Committee.

If the proposed transaction is required to be approved by a majority of the disinterested members of the Board of Trustees in accordance with the Company's declaration of trust or Corporate Governance Guidelines, the Governance Committee makes a recommendation regarding the proposed transaction and the disinterested trustees determine whether it is appropriate and advisable for the Company to engage in the proposed transaction. If the transaction involves a trustee, that trustee does not participate in the action regarding whether to approve or ratify the transaction. If the proposed transaction is not required to be approved by a majority of the disinterested members of the Board of Trustees, the Governance Committee has the final authority to approve or disapprove the proposed transaction.

The following information summarizes our transactions with related parties. Other than as discussed below, there were no other transactions during 2007 that were subject to our related person transaction policy.

Contracts with KMI Management

KMI Management, LLC, in which Alvin E. Kite, Jr., John A. Kite, Paul Kite, son of Alvin E. Kite, Jr., and brother of John A. Kite, and Thomas K. McGowan own direct or indirect interests, leased from us the conference center at our corporate headquarters pursuant to a lease dated January 1, 2004 which we assumed in August 2004 in connection with our initial public offering. We earned approximately $96,720 in rent under this lease in 2007, of which approximately $7,600 was outstanding and due from KMI Management as of December 31, 2007. This lease was terminated as of January 1, 2008 in connection with the leasing of space at the building to the Indiana Supreme Court.

In 2006, we entered into an agreement to reimburse KMI Management for use of an airplane owned by KMI Management. This agreement allows for the use of the airplane for business related travel for an established reimbursement amount per hour plus applicable taxes. During 2007, expense reimbursement to KMI Management was $203,700 for the use of the airplane, of which approximately $76,000 was outstanding and due to KMI Management as of December 31, 2007.

Consulting Arrangement with Paul Kite

In August 2004, we entered into a consulting agreement with Paul Kite, son of Alvin E. Kite, Jr. and brother of John A. Kite, pursuant to which he will continue to assist us in identifying real estate retail and commercial development, construction, acquisition and operation projects. Under this agreement, Paul Kite is paid an annual consulting fee of $150,000. During the term of the agreement, Paul Kite will present to us potential real estate projects that he identifies, and we will have the right to pursue any such project. If we decline or fail to pursue the project, Paul Kite will be permitted to pursue such project himself. The consulting agreement terminated on December 31, 2007. Pursuant to this consulting agreement, we paid Paul Kite $150,000 in consulting fees in 2007.

Cost-Sharing and Other Agreements with Affiliates

In August 2004, we entered into a cost-sharing agreement with KMI Management, pursuant to which it reimburses us for the cost of administrative and other services we provide to KMI Management and we reimburse it for the cost of construction advisory, human resources and other services KMI Management provides to us. In 2007, no services were exchanged under the cost-sharing agreement with KMI Management. The cost-sharing agreements have a one-year term, but contain automatic one-year renewals unless either party elects not to renew the agreement. Decisions by us regarding termination or amendment of the cost-sharing agreements require the approval of a majority of the independent members of our Board of Trustees.

During 2005, we entered into fee-based construction management contracts for the build-out of condominiums in the Indianapolis Conrad Hotel with Circle Block Partners, LLC, which is the entity that owns the Conrad Indianapolis Hotel and condominiums, and in which Alvin E. Kite, Jr., John A. Kite, Paul Kite, and Thomas K. McGowan own direct interests. During 2007, we received payments from Circle Block Partners, LLC under these fee-based construction management contracts totaling approximately $298,600. In addition, in 2006, we entered into a facilities management agreement with Circle Block Partners, LLC and earned an annual fee of $100,000 in 2007 for such services of which approximately $50,200 was due to us as of December 31, 2007.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our executive officers and trustees, and persons who own more than 10% of a registered class of our equity securities, file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the NYSE. Executive officers, trustees and greater than 10% shareholders are required by the SEC to furnish us with copies of all Forms 3, 4 and 5 that they file.

Based on our review of the copies of such forms, and/or on written representations from the reporting persons that they were not required to file a Form 5 for the fiscal year, we believe that our executive officers, trustees and greater than 10% shareholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during 2007, with the exception that the Company was five business days late on one filing the Company made on behalf of Gerald Moss relating to the acquisition of 2,000 shares.

Other Matters to Come Before the 2008 Annual Meeting

No other matters are to be presented for action at the annual meeting other than as set forth in this proxy statement. If other matters properly come before the meeting, however, the persons named in the accompanying proxy will vote all proxies solicited by this proxy statement as recommended by our Board of Trustees, or, if no such recommendation is given, in their own discretion.

Shareholders Proposals and Nominations for the 2009 Annual Meeting

Any shareholder proposal pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act, to be considered for inclusion in our proxy materials for the next annual meeting of shareholders must be received at our principal executive offices no later than December 12, 2008.

In addition, any shareholder who wishes to propose a nominee to the Board of Trustees or propose any other business to be considered by the shareholders (other than a shareholder proposal included in our proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) must comply with the advance notice provisions and other requirements of Article II, Section 13 of our bylaws, which are on file with the SEC and may be obtained from Investor Relations upon request. These notice provisions require that nominations of persons for election to the Board of Trustees and the proposal of business to be considered by the shareholders for the 2009 annual meeting must be received no earlier than December 12, 2008 and no later than January 11, 2009.

Pursuant to SEC rules, if a shareholder notifies the Company after February 25, 2009 of an intent to present a proposal at the 2009 annual meeting of shareholders and the proposal is voted upon at the 2009 annual meeting, the

Company's proxy holders will have the right to exercise discretionary voting authority with respect to the proposal, if presented at the 2008 annual meeting.

Householding of Proxy Materials

If you and other residents at your mailing address own common shares in street name, your broker or bank may have sent you a notice that your household will receive only one annual report and proxy statement for each company in which you hold shares through that broker or bank. This practice of sending only one copy of proxy materials is known as "householding." If you did not respond that you did not want to participate in householding, you were deemed to have consented to the process. If the foregoing procedures apply to you, your broker has sent one copy of our annual report and proxy to your address. You may revoke your consent to householding at any time by sending your name, the name of your brokerage firm and your account number to Householding Department, 51 Mercedes Way, Edgewood, NY 11717 (telephone number: 1-800-542-1061). The revocation of your consent to householding will be effective 30 days following its receipt. In any event, if you did not receive an individual copy of this proxy statement or our annual report, we will send a copy to you if you address your written request to or call Kite Realty Group Trust, 30 S. Meridian Street, Suite 1100, Indianapolis, IN 46204, Attention: Investor Relations (telephone number: 317-577-5600). If you are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting Investor Relations in the same manner.

* * * *

By Order of the Board of Trustees,



DAME PROUT
Secretary

Indianapolis, Indiana
April 11, 2008

EXHIBIT A


KITE
REALTY GROUP

Kite Realty Group Trust

2008 EMPLOYEE SHARE PURCHASE PLAN

Kite Realty Group Trust
2008 EMPLOYEE SHARE PURCHASE PLAN

TABLE OF CONTENTS

Kite Realty Group Trust
2008 EMPLOYEE SHARE PURCHASE PLAN

The Board of Trustees of the Company has adopted this 2008 Employee Share Purchase Plan to enable eligible employees of the Company and its Participating Affiliates, through payroll deductions or other cash contributions, to purchase shares of the Company's Common Shares. The Plan is for the benefit of the employees of the Company and any Participating Affiliates. The Plan is intended to benefit the Company by increasing the employees' interest in the Company's growth and success and encouraging employees to remain in the employ of the Company or its Participating Affiliates. The provisions of the Plan are set forth below:

1 DEFINITIONS

1.1 "BOARD" means the Board of Trustees of the Company.

1.2 "COMMITTEE" means the Compensation Committee of the Board; provided, that any action that may be taken by the Committee may also be taken by the Board.

1.3 "COMMON SHARES" means the Company's common shares of beneficial interest, par value $0.01 per share.

1.4 "COMPANY" means Kite Realty Group Trust.

1.5 "EFFECTIVE DATE" means the date the Plan is approved by the shareholders of the Company.

1.6 "FAIR MARKET VALUE" means the value of each Common Share subject to the Plan on a given date determined as follows: if on such date the Common Shares are listed on an established national or regional stock exchange, are admitted to quotation on The New York Stock Exchange, or are publicly traded on an established securities market, the fair market value of the Common Shares shall be the closing price of the Common Shares on such exchange or in such market (the exchange or market selected by the Board if there is more than one such exchange or market) on such date or, if such date is not a trading day, on the trading day immediately preceding such date (or if there is no such reported closing price, the fair market value shall be the mean between the highest bid and lowest asked prices or between the high and low sale prices on such trading day) or, if no sale of the Common Shares is reported for such trading day, on the next preceding day on which any sale shall have been reported. If the Common Shares are not listed on such an exchange, quoted on such system or traded on such a market, fair market value shall be determined by the Board in good faith.

1.7 "OFFERING PERIOD" means the period determined by the Committee pursuant to SECTION 8 during which payroll deductions or other cash payments are accumulated for the purpose of purchasing Common Shares under the Plan.

1.8 "PARTICIPATING AFFILIATE" means any company or other trade or business that is a subsidiary of the Company

1.9 "PLAN" means the Kite Realty Group Trust 2008 Employee Share Purchase Plan.

1.10 "PURCHASE PERIOD" means the period designated by the Committee on the last trading day of which purchases of Common Shares are made under the Plan.

1.11 "PURCHASE PRICE" means the purchase price of each Common Share purchased under the Plan.

2. SHARES SUBJECT TO THE PLAN.

Subject to adjustment as provided in SECTION 28 below, the aggregate number of Common Shares that may be made available for purchase by participating employees under the Plan is five hundred thousand (500,000). The shares issuable under the Plan may, in the discretion of the Board, be authorized but unissued shares, treasury shares, or shares purchased on the open market.

3. ADMINISTRATION.

The Plan shall be administered under the direction of the Committee. No member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

4. INTERPRETATION.

Subject to the express provisions of the Plan, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules relating to it, and to make all other determinations necessary or advisable in administering the Plan, all of which determinations will be final and binding upon all persons.

5. ELIGIBLE EMPLOYEES.

Any employee of the Company or any of its Participating Affiliates may participate in the Plan, except the following, who are ineligible to participate: (a) an employee who has been employed by the Company or any of its Participating Affiliates for less than three months as of the beginning of an Offering Period; (b) an employee whose customary employment is less than 20 hours per week; and (c) an employee who, after exercising his or her rights to purchase shares under the Plan, would own Common Shares (including shares that may be acquired under any outstanding options) representing five percent or more of the total combined voting power of all classes of shares of the Company. The Board may at any time in its sole discretion, if it deems it advisable to do so, terminate the participation of the employees of a particular Participating Affiliate.

6. PARTICIPATION IN THE PLAN.

An eligible employee may become a participating employee in the Plan by completing an election to participate in the Plan on a form provided by the Company and submitting that form to the Company's Employee Benefits Manager. The form will authorize: (i) payment of the Purchase Price by payroll deductions, and if authorized by the Committee, payment of the Purchase Price by means of periodic cash payments from participating employees, and (ii) the purchase of Common Shares for the employee's account in accordance with the terms of the Plan. Enrollment will become effective upon the first day of an Offering Period.

7. OFFERINGS.

At the time an eligible employee submits his or her election to participate in the Plan (as provided in SECTION 6 above), the employee shall elect to have deductions made from his or her pay on each pay day following his or her enrollment in the Plan, and for as long as he or she shall participate in the Plan. The deductions will be credited to the participating employee's account under the Plan. Pursuant to SECTION 6 above, the Committee shall also have the authority to authorize in the election form the payment for Common Shares through cash payments from participating employees. An employee may not during any Offering Period increase his or her percentage of payroll deduction for that Offering Period, nor may an employee withdraw any contributed funds, other than in accordance with SECTIONS 16 through 22 below.

8. OFFERING PERIODS AND PURCHASE PERIODS.

The Offering Periods and Purchase Periods shall be determined by the Committee. The first Offering Period under the Plan shall commence on the date determined by the Committee. Each Offering Period shall consist of one or more Purchase Periods, as determined by the Committee.

9. RIGHTS TO PURCHASE COMMON SHARES; PURCHASE PRICE; WHOLE SHARES

Rights to purchase Common Shares will be deemed granted to participating employees as of the first trading day of each Offering Period. The Purchase Price of each Common Share shall be determined by the Committee; provided, however, that the Purchase Price shall not be less than 95 percent of the Fair Market Value of the Common Shares on the last trading day of the Purchase Period; provided, further, that in no event shall the Purchase Price be less than the par value of the Common Shares. No fractional shares shall be issued pursuant to the Plan, and any fractions resulting from the purchase of shares under the Plan shall be eliminated in each case by rounding downward to the nearest whole share. The remaining cash amount shall remain in the employees account until the next Purchase Period.

10. TIMING OF PURCHASE

Unless a participating employee has given prior written notice terminating such employee's participation in the Plan, or the employee's participation in the Plan has otherwise been terminated as provided in SECTIONS 16 through 22 below, such employee will be deemed to have exercised automatically his or her right to purchase Common Shares on the last trading day of the Purchase Period (except as provided in SECTION 16 below) for the number of Common Shares which the accumulated funds in the employee's account at that time will purchase at the Purchase Price, subject to the participation adjustment provided for in SECTION 15 below and subject to adjustment under SECTION 28 below.

11. PURCHASE LIMITATION

Notwithstanding any other provision of the Plan, no employee may purchase in any one calendar year under the Plan and all other "employee share purchase plans" of the Company and its Participating Affiliates Common Shares having an aggregate Fair Market Value in excess of $25,000, determined as of the first trading date of the Offering Period as to shares purchased during such period; provided, further, that the Committee may in its discretion, prior to the start of an Offering Period, set a limit on the number or value of Common Shares an employee may purchase during the Offering Period. Effective upon the last trading day of the Purchase Period, a participating employee will become a shareholder with respect to the shares purchased during such period, and will thereupon have all dividend, voting and other ownership rights incident thereto except as otherwise provided in SECTION 12 below. Notwithstanding the foregoing, no shares shall be sold pursuant to the Plan unless the Plan is approved by the Company's shareholders.

12. ISSUANCE OF SHARE CERTIFICATES AND SALE OF PLAN SHARES.

On the last trading day of the Purchase Period, a participating employee will be credited with the number of Common Shares purchased for his or her account under the Plan during such Purchase Period. Shares purchased under the Plan will be held in the custody of an agent (the "Agent") appointed by the Board of Trustees. The Agent may hold the shares purchased under the Plan in book entry form or in share certificates in nominee names and may commingle shares held in its custody in a single account or share certificate without identification as to individual participating employees. The Committee shall have the right to require any or all of the following with respect to Common Shares purchased under the Plan:

(i) that a participating employee may not request that all or part of the Common Shares be reissued in the employee's own name and the share certificates delivered to the employee or book entry made in the employee's own name until 120 days (or such shorter period of time as the Committee may designate) have elapsed since the first day of the Offering Period in which the shares were purchased and 90 days has elapsed since the day the shares were purchased (the " Holding Period");

(ii) that all sales of shares during the Holding Period applicable to such shares be performed through a licensed broker acceptable to the Company; and

(iii) that participating employees abstain from selling or otherwise transferring Common Shares purchased pursuant to the Plan for a period lasting up to six months from the date the shares were purchased pursuant to the Plan.

13. WITHHOLDING OF TAXES.

To the extent that a participating employee realizes ordinary income in connection with a sale or other transfer of any Common Shares purchased under the Plan, the Company may withhold amounts needed to cover such taxes from any payments otherwise due and owing to the participating employee or from shares that would otherwise be issued to the participating employee hereunder.

14. ACCOUNT STATEMENTS.

The Company will cause the Agent to deliver to each participating employee a statement for each Purchase Period during which the employee purchases Common Shares under the Plan, reflecting the amount of payroll deductions during the Purchase Period, the number of shares purchased for the employee's account, the price per share of the shares purchased for the employee's account and the number of shares held for the employee's account at the end of the Purchase Period.

15. PARTICIPATION ADJUSTMENT.

If in any Purchase Period the number of unsold shares that may be made available for purchase under the Plan pursuant to SECTION 1 above is insufficient to permit exercise of all rights deemed exercised by all participating employees pursuant to SECTION 10 above, a participation adjustment will be made, and the number of shares purchasable by all participating employees will be reduced proportionately. Any funds then remaining in a participating employee's account after such exercise will be refunded to the employee.

16. CHANGES IN ELECTIONS TO PURCHASE.

a. Ceasing Payroll Deductions or Periodic Payments

A participating employee may, at any time prior to the last trading day of the Purchase Period, by written notice to the Company, direct the Company to cease or reduce payroll deductions (or, if the payment for shares is being made through periodic cash payments, notify the Company that such payments will be terminated), in accordance with the following alternatives:

(i) The employee's option to purchase shall be reduced to the number of shares which may be purchased, as of the last day of the Purchase Period, with the amount then credited to the employee's account; or

(ii) Withdraw the amount in such employee's account and terminate such employee's option to purchase.

b. Decreasing Payroll Deductions during a Purchase Period

A participating employee may decrease his or her rate of contribution once during a Purchase Period (but not below $20.00 per pay period) by delivering to the Company a new form regarding election to participate in the Plan under SECTION 6 above.

c. Modifying Payroll Deductions or Periodic Payments at the Start of an Offering Period

Any participating employee may increase or decrease his or her payroll deduction or periodic cash payments, to take effect on the first day of the next Offering Period, by delivering to the Company a new form regarding election to participate in the Plan under SECTION 6 above.

17. VOLUNTARY TERMINATION OF EMPLOYMENT OR DISCHARGE.

In the event a participating employee voluntarily leaves the employ of the Company or a Participating Affiliate, otherwise than by retirement under a plan of the Company or a Participating Affiliate, or is discharged for cause prior to the last day of the Purchase Period, the amount in the employee's account will be distributed and the employee's option to purchase will terminate.

18. RETIREMENT OR SEVERANCE.

In the event a participating employee who has an option to purchase shares leaves the employ of the Company or a Participating Affiliate because of retirement under a plan of the Company or a Participating Affiliate, or because of termination of the employee's employment by the Company or a Participating Affiliate for any reason except discharge for cause, the participating employee may elect, within 10 days after the date of such retirement or termination, one of the following alternatives:

(a) The employee's option to purchase shall be reduced to the number of shares which may be purchased, as of the last day of the Purchase Period, with the amount then credited to the employee's account; or

(b) Withdraw the amount in such employee's account and terminate such employee's option to purchase.

In the event the participating employee does not make an election within the aforesaid 10-day period, he or she will be deemed to have elected subsection 18(b) above.

19. LAY-OFF, AUTHORIZED LEAVE OF ABSENCE OR DISABILITY.

Payroll deductions for shares for which a participating employee has an option to purchase may be suspended during any period of absence of the employee from work due to lay-off, authorized leave of absence or disability or, if the employee so elects, periodic payments for such shares may continue to be made in cash.

If such employee returns to active service prior to the last day of the Purchase Period, the employee's payroll deductions will be resumed and if said employee did not make periodic cash payments during the employee's period of absence, the employee shall, by written notice to the Company's Payroll Department within 10 days after the employee's return to active service, but not later than the last day of the Purchase Period, elect:

(a) To make up any deficiency in the employee's account resulting from a suspension of payroll deductions by an immediate cash payment;

(b) Not to make up such deficiency, in which event the number of shares to be purchased by the employee shall be reduced to the number of whole shares which may be purchased with the amount, if any, then credited to the employee's account plus the aggregate amount, if any, of all payroll deductions to be made thereafter; or

(c) Withdraw the amount in the employee's account and terminate the employee's option to purchase.

A participating employee on lay-off, authorized leave of absence or disability on the last day of the Purchase Period shall deliver written notice to his or her employer on or before the last day of the Purchase Period, electing one of the alternatives provided in the foregoing clauses (a), (b) and (c) of this SECTION 19. If any employee fails to deliver such written notice within 10 days after the employee's return to active service or by the last day of the Purchase Period, whichever is earlier, the employee shall be deemed to have elected subsection 19(c) above.

If the period of a participating employee's lay-off, authorized leave of absence or disability shall terminate on or before the last day of the Purchase Period, and the employee shall not resume active employment with the Company or a Participating Affiliate, the employee shall receive a distribution in accordance with the provisions of SECTION 18 of this Plan.

20. DEATH.

In the event of the death of a participating employee while the employee's option to purchase shares is in effect, the legal representatives of such employee may, within three months after the employee's death (but no later than the last day of the Purchase Period) by written notice to the Company or Participating Affiliate, elect one of the following alternatives:

(a) The employee's option to purchase shall be reduced to the number of shares which may be purchased, as of the last day of the Purchase Period, with the amount then credited to the employee's account; or

(b) Withdraw the amount in such employee's account and terminate such employee's option to purchase.

In the event the legal representatives of such employee fail to deliver such written notice to the Company or Participating Affiliate within the prescribed period, the election to purchase shares shall terminate and the amount, then credited to the employee's account shall be paid to such legal representatives.

21. FAILURE TO MAKE PERIODIC CASH PAYMENTS.

Under any of the circumstances contemplated by this Plan, where the purchase of shares is to be made through periodic cash payments in lieu of payroll deductions, the failure to make any such payments shall reduce, to the extent of the deficiency in such payments, the number of shares purchasable under this Plan by the participating employee.

22. TERMINATION OF PARTICIPATION.

A participating employee will be refunded all moneys in his or her account, and his or her participation in the Plan will be terminated if either (a) the Board elects to terminate the Plan as provided in SECTION 27 below, or (b) the employee ceases to be eligible to participate in the Plan under SECTION 5 above. As soon as practicable following termination of an employee's participation in the Plan, the Company will deliver to the employee a check representing the amount in the employee's account and a share certificate representing the number of whole shares held in the employee's account. Once terminated, participation may not be reinstated for the then current Offering Period, but, if otherwise eligible, the employee may elect to participate in any subsequent Offering Period.

23. ASSIGNMENT.

No participating employee may assign his or her rights to purchase Common Shares under the Plan, whether voluntarily, by operation of law or otherwise. Any payment of cash or issuance of Common Shares under the Plan may be made only to the participating employee (or, in the event of the employee's death, to the employee's estate). Once a share certificate has been issued to the employee or for his or her account, such certificate may be assigned the same as any other share certificate.

24. APPLICATION OF FUNDS.

All funds received or held by the Company under the Plan may be used for any corporate purpose until applied to the purchase of Common Shares and/or refunded to participating employees. Participating employees' accounts will not be segregated.

25. NO RIGHT TO CONTINUED EMPLOYMENT.

Neither the Plan nor any right to purchase Common Shares under the Plan confers upon any employee any right to continued employment with the Company or any of its Participating Affiliates, nor will an employee's participation in the Plan restrict or interfere in any way with the right of the Company or any of its Participating Affiliates to terminate the employee's employment at any time.

26. AMENDMENT OF PLAN.

The Board may, at any time, amend the Plan in any respect (including an increase in the percentage specified in SECTION 9 above used in calculating the Purchase Price); provided, however, that without approval of the shareholders of the Company no amendment shall be made (a) increasing the number of shares specified in SECTION 1 above that may be made available for purchase under the Plan (except as provided in SECTION 28 below) or (b) changing the eligibility requirements for participating in the Plan. No amendment may be made that impairs the vested rights of participating employees.

27. TERM AND TERMINATION OF THE PLAN.

The Plan shall be effective as of the Effective Date. The Board may terminate the Plan at any time and for any reason or for no reason, provided that such termination shall not impair any rights of participating employees that have vested at the time of termination.

28. EFFECT OF CHANGES IN CAPITALIZATION.

a. Changes in Shares.

If the number of outstanding Common Shares increased or decreased or the Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any recapitalization, reclassification, share split, reverse split, combination of shares, exchange of shares, share dividend, or other distribution payable in capital shares, or other increase or decrease in such shares effected without receipt of consideration by the Company occurring after the Effective Date, the number and kinds of shares that may be purchased under the Plan shall be adjusted proportionately and accordingly by the Company. In addition, the number and kind of shares for which rights are outstanding shall be similarly adjusted so that the proportionate interest of a participating employee immediately following such event shall, to the extent practicable, be the same as immediately prior to such event. Any such adjustment in outstanding rights shall not change the aggregate Purchase Price payable by a participating employee with respect to shares subject to such rights, but shall include a corresponding proportionate adjustment in the Purchase Price per share. Notwithstanding the foregoing, in the event of a spin-off that results in no change in the number of outstanding Common Shares of the Company, the Company may, in such manner as the Company deems appropriate, adjust (i) the number and kind of shares for which rights are outstanding under the Plan, and (ii) the Purchase Price per share.

b. Reorganization in which the Company is the Surviving Company.

Subject to SECTION C, if the Company shall be the surviving company in any reorganization, merger or consolidation of the Company with one or more other corporations or other entities, all outstanding rights under the Plan shall pertain to and apply to the securities to which a holder of the number of Common Shares subject to such rights would have been entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the Purchase Price per share so that the aggregate Purchase Price thereafter shall be the same as the aggregate Purchase Price of the shares subject to such rights immediately prior to such reorganization, merger or consolidation.

c. Reorganization in which the Company is not the Surviving Company, Sale of Assets or Shares, and Other Corporate Transactions.

Upon any dissolution or liquidation of the Company, or upon a merger, consolidation or reorganization of the Company with one or more other corporations or other entities in which the Company is not the surviving company, or upon a sale of all or substantially all of the assets of the Company to another corporation or other entity, or upon any transaction (including, without limitation, a merger or reorganization in which the Company is the surviving company) approved by the Board that results in any person or entity owning more than 80 percent of the combined voting power of all classes of shares of the Company, the Plan and all rights outstanding hereunder shall terminate, except to the extent provision is made in writing in connection with such transaction for the continuation of the Plan and/or the assumption of the rights theretofore granted, or for the substitution for such rights of new rights covering the shares of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kinds of shares and exercise prices, in which event the Plan and rights theretofore granted shall continue in the manner and under the terms so provided. In the event of any such termination of the Plan, the Offering Period and the Purchase Period shall be deemed to have ended on the last trading day prior to such termination, and in accordance with SECTION 12 above the rights of each participating employee then outstanding shall be deemed to be automatically exercised on such last trading day. The Board shall send written notice of an event that will result in such a termination to all participating employees at least ten (10) days prior to the date upon which the Plan will be terminated.

d. Adjustments.

Adjustments under this SECTION 28 related to Common Shares or other securities of the Company shall be made by the Committee, whose determination in that respect shall be final, binding, and conclusive.

e. No Limitations on Company.

The grant of a right pursuant to the Plan shall not affect or limit in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of its business or assets.

29. Governmental Regulation.

The Company's obligation to issue, sell and deliver Common Shares pursuant to the Plan is subject to such approval of any governmental authority and any national securities exchange or other market quotation system as may be required in connection with the authorization, issuance or sale of such shares.

30. Shareholder Rights.

Any dividends paid on shares held by the Company for a participating employee's account will be transmitted to the employee. The Company will deliver to each participating employee who purchases Common Shares under the Plan, as promptly as practicable by mail or otherwise, all notices of meetings, proxy statements, proxies and other materials distributed by the Company to its shareholders. Any Common Shares held by the Agent for an employee's account will be voted in accordance with the employee's duly delivered and signed proxy instructions. There will be no charge to participating employees in connection with such notices, proxies and other materials.

31. Rule 16B-3.

Transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or any successor provision under the Securities Exchange Act of 1934, as amended. If any provision of the Plan or action by the Board fails to so comply, it shall be deemed null and void to the extent permitted by law and deemed advisable by the Board. Moreover, in the event the Plan does not include a provision required by Rule 16b-3 to be stated herein, such provision (other than one relating to eligibility requirements, or the price and amount of awards) shall be deemed automatically to be incorporated by reference into the Plan.

32. Payment of Plan Expenses.

The Company will bear all costs of administering and carrying out the Plan.

* * *



30 SOUTH MERIDIAN STREET
SUITE 1100
INDIANAPOLIS, IN 46204

BROADRIDGE
FINANCIAL SOLUTIONS, INC.
ATTENTION:
TEST PRINT
51 MERCEDES WAY
EDGEWOOD, NY
11717



VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by Kite Realty Group Trust in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Kite Realty Group Trust, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

➜ 0000 0000 0000

NAME	
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345
KITE RLTY GROUP TRUST-COMMON	123,456,789,012.12345

PAGE 2 OF 2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒ KITER1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY



KITE REALTY GROUP TRUST

02 000000000000

The Board of Trustees recommends a vote "FOR" the nominees listed below in Proposal 1, "FOR" Proposal 2 and "FOR" Proposal 3.

Vote on Proposal 1

1. To elect seven trustees to serve until the next Annual Meeting of Shareholders and until their successors have been elected and qualified. The nominees are as follows:

(01) Alvin E. Kite, Jr.
(02) John A. Kite
(03) William E. Bindley
(04) Dr. Richard A. Cosier
(05) Eugene Golub
(06) Gerald L. Moss
(07) Michael L. Smith

For All ☐ Withhold All ☐ For All Except ☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Vote on Proposal 2

	For	Against	Abstain
2. To ratify the selection of Ernst & Young LLP as the independent auditors for Kite Realty Group Trust for the fiscal year ending December 31, 2008.	☐	☐	☐

Vote on Proposal 3

	For	Against	Abstain
3. To approve the Kite Realty Group Trust 2008 Employee Share Purchase Plan.	☐	☐	☐

Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

P57820

Signature (Joint Owners) Date

123,456,789,012
49803T102
48

KITE REALTY GROUP TRUST

PROXY SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES
FOR THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2008

The undersigned shareholder of Kite Realty Group Trust hereby acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, each dated April 11, 2008, and hereby appoints John A. Kite and Daniel R. Sink, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to vote all of the common shares of Kite Realty Group Trust that the undersigned may be entitled to vote at the Annual Meeting of Shareholders of Kite Realty Group Trust to be held at 30 S. Meridian Street, 8th Floor, Indianapolis, Indiana on Tuesday, May 6, 2008 at 9:00 a.m. (local time), and at any and all postponements and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED ON THIS PROXY, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" ALL NOMINEES LISTED IN PROPOSAL 1, "FOR" PROPOSAL 2, "FOR" PROPOSAL 3 AND WITH RESPECT TO ALL OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY SHALL BE VOTED WITH DISCRETIONARY AUTHORITY.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Kite Realty Group Trust
30 South Meridian, Suite 1100
Indianapolis, Indiana 46204
Phone: (317) 577-5600
Fax: (317) 577-5605

INTERNET
www.kiterealty.com

EXCHANGE LISTING
KRG LISTED NYSE New York Stock Exchange
NYSE: KRG

INDEPENDENT AUDITORS
Ernst & Young, LLP

TRANSFER AGENT AND REGISTRAR
LaSalle Bank National Association
135 South LaSalle Street
Chicago, IL 60603-3499
(312) 904-2000

SHAREHOLDER INFORMATION
Shareholders seeking financial and operating information may contact Investor Relations, Kite Realty Group Trust, 30 South Meridian, Suite 1100, Indianapolis, Indiana 46204. Current investor information, including press releases and quarterly earnings information, can be obtained at www.kiterealty.com.

FORM 10-K
Copies of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 are available to shareholders without charge upon written request to:

Investor Relations
30 South Meridian, Suite 1100
Indianapolis, Indiana 46204

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 9:00 a.m. local time on May 6, 2008, at 30 South Meridian, 8th Floor Conference Center, Indianapolis, Indiana 46204.

EXECUTIVE MANAGEMENT TEAM
John A. Kite
President and Chief Executive Officer

Thomas K. McGowan
Senior Executive Vice President and
Chief Operating Officer

Daniel R. Sink
Executive Vice President and
Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION AND NEW YORK STOCK EXCHANGE CERTIFICATIONS
The certifications of the Chief Executive Officer and Chief Financial Officer of the Company certifying the quality of the Company's public disclosure and required to be filed with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as Exhibits 31.1 and 31.2, respectively, in the Company's Annual Report on Form 10-K for the year ended December 31, 2007. The Company has submitted to the New York Stock Exchange the certification of the Chief Executive Officer certifying that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

FORWARD-LOOKING STATEMENTS
This annual report contains certain statements that are not historical fact and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to differ materially from historical results or from any results expressed or implied by such forward-looking statements including, without limitation: national and local economic, business, real estate and other market conditions; the ability of tenants to pay rent; the competitive environment in which the Company operates; financing risks; property ownership and management risks; the level and volatility of interest rates; the financial stability of tenants; the Company's ability to maintain its status as a REIT for federal income tax purposes; acquisition, disposition, development and joint venture risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally. The Company refers you to the documents filed by the Company from time to time with the Securities and Exchange Commission, specifically the section titled "Business Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, which discuss these and other factors that could adversely affect the Company's results.


REALTY GROUP

30 South Meridian Street, Suite 1100 • Indianapolis, IN 46204 • P 317 577 5600 • F 317 577 5605

kiterealty.com

KRG
LISTED
NYSE